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05012305

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Corporacion Mapfre

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
NOV 07 2005
THOMSON FINANCIAL

FILE NO. 82- 1987 FISCAL YEAR 12-31-04

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 11/4/05

ARLS
12-31-04

Annual Report 2004

CORPORACIÓN MAPFRE





MAPFRE

STOCK MARKET INFORMATION

	2004	2003	2002	2001	2000
Capitalisation as at 31 de December (million euros)	2,589.7	2,039.0	1,403.5	1,182.0	1,228.6
Number of Shares in Issue *	238,900,706	181,564,536	181,564,536	181,564,536	60,521,512
PER	14.2	14.4	12.4	12.3	13.4
Adjusted Earnings per Share (euros)*	0.81	0.75	0.60	0.51	0.49
Price / Book value	1.55	1.87	1.30	1.02	1.10
Dividend per Share (euros)*	0.25	0.20	0.18	0.18	0.18
Dividend Yield (%)	2.4	2.1	2.5	2.4	3.3
Average Daily Number of Traded Shares	810,539	790,690	626,732	598,303	671,442
Average Daily Effective Value (million euros)	8.30	7.46	4.60	4.47	3.70

(*) The increase in the number of shares is due to the share split (3x1) carried out in September 2001 and to the right issue amounting to 500.5 million euros carried out in April 2004. Earnings and dividend per share have been calculated applying an adjustment factor and a weighted average number of shares, in accordance with IAS 33.

CORPORACIÓN MAPFRE - IBEX 35 - DJ STOXX INSURANCE
PRICE EVOLUTION 1ST JANUARY / 31ST DECEMBER 2004



TRADED VOLUME OF CORPORACIÓN MAPFRE
CORPORACIÓN MAPFRE
IBEX 35
DJ STOXX INSURANCE
STOCK MARKET PRICES (euros)
14
13
12
11
10
9
8
7
6
10,000
8,000
6,000
4,000
2,000
0
SHARES TRADED (THOUSANDS)
JANUARY
FEBRUARY
MARCH
APRIL
MAY
JUNE
JULY
AUGUST
SEPTEMBER
OCTOBER
NOVEMBER
DECEMBER

CORPORACIÓN MAPFRE - IBEX 35 - DJ STOXX INSURANCE
PRICE EVOLUTION 2000 / 2004



TRADED VOLUME OF CORPORACIÓN MAPFRE
CORPORACIÓN MAPFRE
IBEX 35
DJ STOXX INSURANCE
STOCK MARKET PRICE (AVERAGE WEEKLY PRICE - EUROS)
12
10
8
6
4
2
0
40,000
30,000
20,000
10,000
0
SHARES TRADED (THOUSANDS)
2000
2001
2002
2003
2004

KEY FIGURES (continued)

BALANCE SHEET

	2004	2003	2002	2001	2000
KEY FIGURES					
Invesments	**16,066**	**14,737**	**11,558**	**10,260**	**7,986**
Real estate	639	528	514	567	535
Bonds and other fixed income investments	14,004	13,007	10,047	8,605	6,479
Mutual funds	759	700	587	605	539
Investments in group companies	264	256	245	256	246
Equity	283	175	90	149	128
Other	117	71	75	78	59
Cash	**856**	**503**	**525**	**456**	**333**
Technical reserves	**16,542**	**15,330**	**12,008**	**10,683**	**8,542**
Reserves for unearned premiums and risks in progress	1,808	1,501	1,185	1,150	993
Life technical reserves	11,792	11,133	8,671	7,163	5,696
Reserves for outstanding claims	2,245	1,974	1,387	1,482	1,257
Equalisation reserves and other	697	722	765	888	596
Net worth	**2,403**	**1,764**	**1,701**	**1,811**	**1,728**
Shareholders' equity	1,671	1,088	1,077	1,162	1,121
Minority interests	732	676	624	649	607
Solvency margin / minimum amount	2.4	2.2	2.5	2.8	3.2

Figures in million euros

BREAKDOWN OF INVESTMENTS

2004


87.2% BONDS
1.7% EQUITY
4.7% MUTUAL FUNDS
1.6% GROUP COMPANIES
0.8% OTHER
4.0% REAL ESTATE

2003


88.3% BONDS
1.2% EQUITY
4.7% MUTUAL FUNDS
1.7% GROUP COMPANIES
0.5% OTHER
3.6% REAL ESTATE

BUSINESS DISTRIBUTION AND PRESENCE

	2004	2003	2002	2001	2000
Number of countries with presence	39	37	37	37	35
Number of employees	15,023	13,868	12,376	11,284	10,142
Spain	5,926	5,624	5,427	4,976	4,084
Other countries	9,097	8,244	6,949	6,308	6,058
Number of branches	3,812	3,529	3,230	2,945	2,880
Spain	2,788	2,725	2,637	2,422	2,365
Other countries	1,024	804	593	523	515
Geographical breakdown of premiums					
Spain	66%	65%	66%	65%	57%
Other countries	34%	35%	34%	35%	43%

Key figures

(continued on following page)

REVENUES AND RESULTS

TOTAL REVENUES


403
321
259
212
200
4,958
6,857
6,945
6,693
7,884
2000
2001
2002
2003
2004
RESULT BEFORE TAX AND MINORITIES

Figures in million euros

ASSETS AND NET WORTH

TOTAL ASSETS


1,728
1,811
1,701
1,764
11,205
14,021
15,238
19,074
2000
2001
2002
2003
2004
NET WORTH

Figures in million euros

PROFIT AND LOSS ACCOUNT

2004 2003 2002 2001 2000

KEY FIGURES	**2004**	**2003**	**2002**	**2001**	**2000**
Total revenues	7,884	6,693	6,945	6,857	4,958
Written and accepted premiums	6,421	5,315	5,647	5,789	4,202
Life	2,024	1,716	2,290	2,660	1,703
Non-life	4,397	3,599	3,357	3,129	2,499
Technical result	417	343	271	217	143
Life	104	104	81	81	42
Non-life	313	239	190	136	101
Result before tax and minority interests	403	321	259	212	200
Net result	183	141	113	96	92

Figures in million euros

MANAGEMENT RATIOS	**2004**	**2003**	**2002**	**2001**	**2000**
Direct insurance non-life claims ratio (without equialisation reserves)	63.5%	62.6%	66.0%	73.7%	73.3%
Total Non-life expenses / Earned premiums (before reinsurance)	24.9%	26.5%	28.5%	28.7%	28.4%
Life management expenses / Life technical reserves (before reinsurance)	1.3%	1.2%	1.5%	1.5%	1.6%
Non-life combined ratio / Earned premiums net of reinsurance	94.3%	96.5%	101.3%	102.2%	104.2%
Return on equity (%)	13.3%	13.0%	10.1%	8.4%	9.1%

Annual Report 2004 CORPORACIÓN MAPFRE





Index



Governing bodies



Board of Directors	Executive Committee	Audit Committee	Remuneration and Appointments Committee	Compliance Committee
Chairman Mr. Carlos Álvarez Jiménez	FIRST VICE-CHAIRMAN	FIRST VICE-CHAIRMAN	FIRST VICE-CHAIRMAN	
Executive Vice-Chairman Mr. Domingo Sugranyes Bickel	CHAIRMAN		CHAIRMAN	
Second Vice-Chairman Mr. Francisco Ruiz Risueño	SECOND VICE-CHAIRMAN	SECOND VICE-CHAIRMAN	SECOND VICE-CHAIRMAN	CHAIRMAN
Managing Director Mr. Ricardo Blanco Martínez	MEMBER			
Members				
Mr. Víctor Bultó Millet	MEMBER			
Mr. Juan Fernández-Layos Rubio			MEMBER	
Mr. Rafael Galarraga Solores				
Mr. Santiago Gayarre Bermejo	MEMBER			
Mr. Dieter Göbel Bruckner				
Mr. Luis Hernando de Larramendi Martínez		MEMBER	MEMBER	MEMBER
Mr. Luis Iturbe Sanz de Madrid				MEMBER
Mr. Manuel Jesús Lagares Calvo		CHAIRMAN		MEMBER
Mr. Alberto Manzano Martos	MEMBER			
Mr. José Manuel Martínez Martínez				
Mr. Antonio Miguel-Romero de Olano	MEMBER	MEMBER		
Mr. Filomeno Mira Candel	MEMBER			
Mr. Alfonso Rebuelta Badías	MEMBER	MEMBER	MEMBER	MEMBER
Secretary and Member Mr. José Manuel González Porro	SECRETARY AND MEMBER	SECRETARY AND MEMBER	SECRETARY AND MEMBER	

Letter to Shareholders

DEAR SHAREHOLDER:

During fiscal year 2004, we have had very satisfactory results due to the favourable development of the business activities of the companies which are part of CORPORACIÓN MAPFRE:

- Non-life direct insurance premiums in Spain have risen by 33.8%. Without the premiums of MUSINI S.A., which was acquired in 2003, the increase would have been 16.3%.
- Assets managed in Life Insurance, Pension Funds and Investment Funds have increased by 7.4%.
- Despite the appreciation of the Euro against the US Dollar, the insurance subsidiaries of CORPORACIÓN MAPFRE in Latin America have increased their business volumes and their net profits have risen by 28.3%.
- International reinsurance operations carried out by MAPFRE RE have continued their strong growth in terms of volume (more than 30.7%) and in profits (more than 41.2%).
- Net profits have increased by 29.4%.

The following must be noted among the most relevant events for the year:

- MUSINI S.A. which is part of the Commercial Insurance Unit has contributed € 357.1 million in industrial insurance premiums which almost doubles our presence in this market. This acquisition has had a positive effect on the group's 2004 accounts, adding € 10.9 million to the consolidated profit before tax.
- In April 2004, CORPORACIÓN MAPFRE carried out a € 500.5 capital increase in which our majority shareholder MAPFRE MUTUALIDAD took up the part corresponding to its 55.8% holding and the rest was fully placed in the market. Due to this capital increase, the number of CORPORACIÓN MAPFRE's shares increased by 31.6% and the number of shareholders went from 9,919 to 23,689 which highlights the growing interest among investors both in Spain and abroad.
- ROE was 13.3%, exceeding once again the public targets set forth by CORPORACIÓN MAPFRE. Adjusting for the effects of the capital increase, earnings per share have reached 0.81 euros comparated to 0.75 euros the previous year. It is especially satisfactory that profit growth has allowed for an increase in earnings per share despite the capital increase.
- Part of the funds obtained from the capital increase has been invested in: a capital increase carried out by MAPFRE RE in order to allow this company to continue to grow in a particularly favourable moment for its development; the acquisition of a majority shareholding in MAPFRE QUAVITAE, which will be controlled by MAPFRE ASISTENCIA and which will be at the core of the expansion of the business activities focussed towards the Elderly; and repaying the short-term debt raised in 2003 in connection with the acquisition of MUSINI, ROAD AMERICA and other MAPFRE ASISTENCIA projects. After these investment, there are still € 200 million available for any acquisition opportunities which may arise in the near future and any capital increases which the subsidiaries may require to support the growth of their business activities.

Carlos Álvarez Jiménez
Chairman of the Board of Directors

Domingo Sugranyes Bickel
Executive Vice-Chairman
Chairman of the Executive Committee



- The alliance with CAJA MADRID has continued its satisfactory development, as evidenced by significant new production volumes in Life-risk and Non-life insurance, the latter especially in Household insurance. Similarly, there has been a strong increase in the sales of CAJA MADRID banking products through the MAPFRE NETWORK.
- In light of the results, the Board of Directors has proposed to pay out a 0.27 euro dividend per share which is equivalent to a 28.5% increase over the previous year. Of these, 0.15 euros was paid as an interim last November.

For 2005, the companies of CORPORACIÓN MAPFRE have set themselves once again some ambitious growth and profit targets within the framework of the Strategic Plan of SISTEMA MAPFRE, led by MAPFRE MUTUALIDAD, majority shareholder of CORPORACIÓN MAPFRE and parent company of SISTEMA MAPFRE. In this respect, the wide-ranging reform carried out in the operative organisation of SISTEMA MAPFRE and its territorial network in Spain is noteworthy. The latter will be structured around 40 sub-centres and seven regional head offices which would allow for greater decentralisation, the rejuvenation of sales staff and the unification of the MAPFRE NETWORK serving customers.

Abroad, we expect new and important advancements in 2005 for MAPFRE RE, which due to its excellent track record of technical results and its strong ratings, finds itself in an ideal position to increase the volume and profits of its accepted reinsurance business. The growth of its activities justifies the additional € 50 million capital increase announced for the first quarter of 2005.

Likewise, we expect our direct insurance business in Latin America to maintain its positive trend in profit growth, supported by an ambitions project aimed at the expansion of tied distribution networks in each country, which includes the opening of more than 300 new offices in 2005 in addition to the 218 opened in 2004.

We also expect MAPFRE ASISTENCIA to continue its succesful international development, with a direct presence in 38 countries, including the service company recently created in China. MAPFRE ASISTENCIA will also direct the growing presence of MAPFRE in two new areas of business: travel and tourism, and services and nursing homes for the Elderly.

As in previous years, CORPORACIÓN MAPFRE will continue to analyse all acquisition opportunities that may arise and will bid for those which can add value for shareholders because they are complementary from a business standpoint and meet reasonable profitability requirements. From a geographical point of view, our interest in new acquisitions remains focussed on the Iberian Peninsula and on the markets with the most potential in Latin America. We are also beginning to analyse other emerging markets in the Mediterranean, Eastern Europe and Far East, as we believe that the experience acquired in Latin America can be used to broaden the international scope of our business activities in the medium and long term. We will expand our presence in the more developed markets of Europe and the United States although not necessarily with large investments but rather through specialized activities with high growth and profitability potential like those carried out by MAPFRE RE and MAPFRE ASISTENCIA.

In order to reach these goals CORPORACIÓN MAPFRE will build on the solid experience of its parent company in Motor Insurance, in which MAPFRE MUTUALIDAD has reached outstanding levels in terms of service effectiveness, cost reduction and technical control of operations.

CORPORACIÓN MAPFRE has made further progress in 2004 in the adoption of the Rules of Good Governance required by legal and regulatory provisions which complement those set forth in the Code of Good Governance adopted by SISTEMA MAPFRE in 2000, which is presently being revised. In this respect, the information on corporate issues made available to the market has been substantially expanded on the mapfre.com Portal as reflected in the Corporate Governance Report contained in this document.

For the first time, the MAPFRE 2004 Annual Reports include information on Corporate Social Responsibility, as well as an annual report on the MAPFRE Foundations which reflect their intense activity in areas such as Road Safety, Safety in the work environment, Medicine and University education in the field of Insurance, Plastic Art and the History of Spain and America. Also included in the report is new information on the environmental and social impact of MAPFRE´s business operations. CORPORACION MAPFRE and its subsidiaries adhere to these Corporate Responsibility policies based on a consolidated tradition and the personal commitment of our directors to the model of a humanist company.

We wish to thanks all our shareholders for their support over the past year, with a special reference to our capital increase. On behalf of the more than 15,000 people who work for CORPORACIÓN MAPFRE and its subsidiaries, we would like to express our commitment to make every effort to provide another year of good results in 2005 to those who put their trust in this company.

Yours sincerely,

Carlos Álvarez Jiménez
CHAIRMAN OF THE BOARD OF DIRECTORS

Domingo Sugranyes Bickel
EXECUTIVE VICE-CHAIRMAN
CHAIRMAN OF THE EXECUTIVE COMMITTEE





Relevant events in the year



Relevant events in the year

JANUARY

(15.01.04) ○ MAPFRE INVERSIÓN launches a new guaranteed investment fund whose holders will earn the average revaluation of the IBEX 35, Standard & Poor's, FTSE 100 and Eurostoxx 50 indexes.

(30.01.04) ○ MAPFRE SEGUROS GENERALES' Integrated Service Centre obtains the official certificate of quality ISO UNE 9001:2000.

MARCH

(04.03.04) ○ MAPFRE adheres to the United Nations' World Pact (Global Compact) which implies the commitment of all SISTEMA MAPFRE companies to supporting and developing the principles set forth by such pact in the areas of Human Rights, Labour and Environment.

(06.03.04) ○ The Board of Directors of CORPORACIÓN MAPFRE approves a 500 million euro capital increase.

(06.03.04) ○ The Annual General Meetings of MAPFRE MUTUALIDAD and CORPORACIÓN MAPFRE are held, approving their annual accounts for 2004 and the activities of their Boards of Directors.

(08.03.04) ○ The 2004 edition of the Spanish Corporate Reputation Watcher (MERCO) 2004 once again ranks MAPFRE as the most valued company in the Spanish insurance sector, and 11th overall among Spanish companies, corporate culture and employment quality being the aspects which receive the highest score.

(17.03.04) ○ MAPFRE sets up a 1,000,000 euro scholarship fund through its Foundations for the professional retraining of persons who became disabled due to the March 11 terrorist attacks

APRIL

(13.04.04) ○ The 500 million euro capital increase of CORPORACIÓN MAPFRE is subscribed. With this increase, the consolidated shareholders equity of CORPORACIÓN MAPFRE amounts to 1,589 million euros.

(15.04.04) ○ MAPFRE and SOL MELIA sign an agreement by virtue of which they become joint shareholders in MELIATOUR, a tour operator specialising in holiday packages. The agreement provides that MAPFRE shall have control of the management of said company.

MAY

(21.05.04) ○ Rating agency AM BEST affirms its 'A+' (superior) financial strength rating assigned to MAPFRE MUTUALIDAD and MAPFRE RE reflecting its leading position in Spain and in Latin America, its extremely strong capitalisation and its exceptional results. Similarly, it affirms the 'aa-' rating assigned to the debt securities issued by CORPORACIÓN MAPFRE.

JUNE

(11.06.04) ○ Rating agency STANDARD & POOR'S affirms its financial strength ratings of 'AA' (excellent) assigned to MAPFRE MUTUALIDAD's and 'AA-' (excellent) assigned to MAPFRE RE, as well as the 'AA-' rating assigned to the debt securities issued by CORPORACIÓN MAPFRE. These ratings reflect an extremely strong capitalisation ('AAA'), excellent results, a solid leading position in the Spanish and Latin American markets and very successful group management.

(21.06.04) ○ MAPFRE acquires a majority shareholding in QUAVITAE, the leading Spanish company in the field of comprehensive health and social services for the Elderly. This acquisition implies the development by SISTEMA MAPFRE and the CAJA MADRID Group of a new joint project in the sector of services for the Elderly.

(24.06.04) ○ For a second consecutive year, MAPFRE's website receives the award "Los Favoritos de Expansión" (Expansion's Favourites) as one of the best Spanish internet services.

(25.06.04) ○ MAPFRE ASISTENCIA launches in Europe the Mechanical Warranty for Used Vehicles Insurance.

(27.06.04) ○ MAPFRE INMUEBLES participates in the sixth edition of the Madrid Real Estate Forum ("Salón Inmobiliario de Madrid")

JULY

(02.07.04) ○ Volkswagen of America chooses ROAD AMERICA, a subsidiary of MAPFRE ASISTENCIA, as the provider of its twenty-four hour road assistance service in the United States covering more than 1.2 million vehicles.

(02.07.04) ○ FUNDACIÓN MAPFRE MEDICINA signs an agreement with Fundación Adecco to facilitate the integration in the workplace of disabled persons.

(05.07.04) ○ The employees of MUSINI adhere to the Collective Bargaining Agreement of the MAPFRE Insurance Group effective 1st January 2004, finalising the integration process of MUSINI into MAPFRE.

(23.07.04) ○ MAPFRE SEGUROS GENERALES launches the '365' policy, a Mixed Accident and Temporary Disability insurance product mainly directed at self-employed professionals.

AUGUST

(24.08.04) ○ ROAD CHINA ASSISTANCE is set up as the first company of SISTEMA MAPFRE in the Chinese market. With this new company, MAPFRE is now directly present in 39 countries.

SEPTEMBER

(05.09.04) ○ MAPFRE PRAICO sets up INSTITUTO MAPFRE DE SEGURIDAD VIAL in Puerto Rico, dedicated to research and education in the prevention of road accidents, and holds the First MAPFRE Road Safety Week. Likewise, road education kits are distributed in 2,100 schools in Sao Paulo (Brazil).

(10.09.04) ○ FUNDACIÓN MAPFRE ESTUDIOS adds the Doctorate in Insurance Sciences to its education program.

(15.09.04) ○ MAPFRE VIDA launches TodoVIDA10, a term life insurance product with a wide range of covers designed to protect the household economy.

(20.09.04) ○ The shares of CORPORACIÓN MAPFRE are included in the distinguished FTSE EUROMID European index, which is composed by the most representative listed shares of medium capitalisation of the Euro zone which meet certain capitalisation, liquidity and transparency criteria.

(20.09.04) ○ MAPFRE SEGUROS GENERALES launches an insurance product specifically designed for immigrants and foreigners resident in Spain.

(23.09.04) ○ The Board of Directors of MAPFRE MUTUALIDAD approves a wide range of strategic decisions and appointments which introduce significant changes in the group and managerial structure, effective as of 1st January 2005.

OCTOBER

(07.10.04) ○ MAPFRE RE announces that the combined damages caused by hurricanes Charley, Frances, Ivan and Jeanne are estimated to total € 25 million, an amount which will not affect negatively its profit forecast.

(21.10.04) ○ MAPFRE AMÉRICA announces that it intends to participate as a majority shareholder in the incorporation of an insurance company in the Dominican Republic with an investment equivalent to 2,235,000 euros. The new company should begin to operate in 2005

(25.10.04) ○ The III International Conference on 'Motor Vehicles and Urban Planning: The Ideal City' is held, organised by MAPFRE and the Eduardo Barreiros Foundation.

(28.10.04) ○ The Executive Committee of CORPORACIÓN MAPFRE agrees to pay an interim dividend of 0.15 euros gross per share out of the results for fiscal year 2004 with effect from 19th November 2004. This amount is 36% higher than that paid out in November 2003.

NOVEMBER

(05.11.04) ○ MAPFRE enters the Brazilian real estate market along with state-owned company Caixa Económica Federal through the creation of MAPFRE CONSORCIO INMOBILIARIO, whose objective will be to facilitate the purchase of commercial and residential real estate across the country

(10.11.04) ○ MAPFRE ARGENTINA obtains the '2004 Prestige Insurance Award' assigned by the Centre for the Study of Public Opinion and Communication for ranking as the leader among the best companies in the insurance market, taking the first place in product and service quality, financial strength and environmental protection, among other aspects.

(11.11.04) ○ MAPFRE SEGUROS GENERALES is awarded the 'Excellent' trophy for the 2004 Best Supplier, which is assigned each year by Barclays Bank Spain on the International Quality Day

DECEMBER

(01.12.04) ○ The Board of Directors of MAPFRE RE approves a € 50 million capital increase to be carried out in the first quarter of 2005 which will enable the Company to continue supporting its business growth and development plans.

(31.12.04) ○ MAPFRE SEGUROS GENERALES reaches two million insured households in Spain.



Consolidated Management Report 2004



Consolidated Management Report 2004

MARKET ENVIRONMENT

The economic recovery which began in the first half of 2003 was confirmed in 2004. The favourable development of the key macroeconomic figures derived from a sustained growth in the largest industrial economies, consolidates the expansive phase of the world economy which continues to be led by the United States and the largest Southeast Asian countries.

Examples of this consolidation are: the strong increases in the rates of growth compared to previous years in the United States, European Union, Latin American and Southeast Asian economies, as well as in their respective levels of investment and productivity; tighter of monetary policies and favourable financing conditions; large worldwide trading volumes; price stability; greater business and consumer confidence; the maintenance of expansive tax policies; strong corporate profits in excess of the forecasts at the beginning of the year; higher stock prices and lower volatility in the financial markets.

Although the present situation and the short and medium term outlook point to a widening and consolidation of the expansive phase of the world economy, there exist some uncertainties which stem from a number of persistent imbalances. Growing private and public debt, the strong appreciation of the euro, which is at historical highs against the US dollar, the persistent inequality in the distribution of income especially in Latin American countries, the high oil prices, geopolitical uncertainties and transatlantic tensions continue to pose a threat to the continuance of global growth.



Within this environment of sustained global economic growth, SISTEMA MAPFRE had another outstanding fiscal year in which it obtained the best results in its history



Presentation of Year 2003 Results to the media, hold in Board of Directors' room in Recoletos 25

The markets in which the presence of SISTEMA MAPFRE is concentrated (Europe and Latin America), were characterised by the high growth rates in the largest Latin American economies, the strongest in a decade, and favourable trends in the economies of the European Economic and Monetary Union, especially Spain which closed 2004 with a 2.6% increase in GDP, satisfactory employment trends, a recovery of the investment in capital assets, and a positive development in the net total wealth of households which allows for strong and stable private consumption and moderate savings rates. In spite of such a positive evolution of the Eurozone economy, the challenge remains to face the adoption of structural reforms that can infect greater dynamism in the economy of the region, encourage productive investment and improve competitiveness.

With respect to the financial sector, the recovery in the main stock markets was confirmed, leading to increases in the value of the assets under management in pension and mutual funds, spurring record trading volumes in Equities and Corporate Debt and increasing the appeal of equity as an investment alternative. These facts, along with a greater degree of concentration in the sector and the reduction of financial expenses and debt levels in most companies, has increased the solvency and market capitalisation of the main insurance companies worldwide. Notwithstanding the aforementioned, there still remain certain concerns due to the risk of high volatility in results that could derive from the implementation of the new International Financial Reporting Standards (IFRS), and the upwards tendency in the cost of natural disasters for the insurance sector worldwide. Among the latter, it is worth noting this year, due to their economic impact, the hurricanes that have devastated various areas of the Caribbean and the United Status, the typhoons which affected Japan, as well as the devastating effect on the population of the tsunami which recently destroyed the coastal zones of Southeast Asia.

Within this environment of sustained global economic growth, SISTEMA MAPFRE had another outstanding fiscal year in which it obtained the best results in its history, exceeding its demanding targets for business volumes and, most importantly, results. The key factors for the business success of MAPFRE continue to be the application of a rigorous underwriting policy, both in direct insurance and reinsurance, a prudent investment policy, with a large proportion of fixed income securities, a wider branch network and a larger number of agents, the overriding focus on the quality of management, on the control of claims and on cost containment. All of the above fits into a framework characterised by a clear focus on customer service.

Spanish market[1]

- According to preliminary estimates, the total volume of Spanish insurance written premiums in fiscal year 2004 amounted to € 44,842 million with the following breakdown by branch of business:

Branch of business	2004	2003	% Var. 04/03
Life	18,706	17,743	5.4
Non-Life	26,136	24,003	8.9
Total Direct Insurance	**44,842**	**41,746**	**7.4**

Figures in million euros

The increase with respect to previous year once again exceeded the growth rate of the GDP of the Spanish economy.

- In 2004, Non-life insurance has once again been the main growth driver of the Spanish insurance market, reaching a total Premiums volume of € 26,136 million. In absolute terms, Motor insurance continues to be the largest branch of business by premiums volume, followed by Other Non-life insurance[2], whose main branches are Burial, Third-party Liability and Accident insurance. The following table provides a breakdown by branch of business of the estimated total volume of Non-life insurance premiums and its variantion with respect to the previous year:

	2004	2003	% Var. 04/03
Motor	11,276	10,619	6.2
Health	3,966	3,616	9.7
Multi-peril	4,161	3,733	11.5
Other Non-life	6,733	6,036	11.6
Total Non life	**26,136**	**24,003**	**8.9**

Figures in million euros

1 The figures for the Spanish market have been obtained from ICEA (Investigación Cooperativa entre Entidades Aseguradoras y Fondos de Pensiones).

2 According to ICEA classifications, Other Non-life Insurance includes all Non-life insurance not classified under Motor, Multi-peril or Health insurance.

As in previous years, in 2004 the relative importance of the Motor insurance business has continued to decrease in favour of other branches of business, primarily Multi-peril and Other Non-life, as shown in the following table:

	2004	2003	2002	2001	2000
Motor	43.1%	44.5%	45.7%	46.9%	46.7%
Health	15.2%	15.2%	15.1%	15.7%	16.0%
Multi-peril	15.9%	15.7%	15.1%	14.6%	14.6%
Other Non-life	25.8%	24.6%	24.1%	22.8%	22.7%

On the basis of the trend observed at close of the month of September, it can be said that the technical result has improved across all Non-Life insurance branches the sole exception being Health insurance, which has been affected by an increase in the claims ratio. The following table shows the development of the combined ratio as a percentage of net premiums earned which measures said technical result:

	Total		Motor		Multi-peril		Health		Other Non-life	
	30.09.04	30.09.03	30.09.04	30.09.03	30.09.04	30.09.03	30.09.04	30.09.03	30.09.04	30.09.03
Loss ratio	70.7%	74.1%	72.2%	78.2%	61.3%	65.1%	82.2%	81.1%	69.2%	69.9%
Expense ratio	20.2%	20.8%	17.3%	17.2%	31.6%	32.6%	11.1%	11.8%	22.8%	24.6%
Combined ratio	90.9%	94.9%	89.5%	95.4%	93.0%	97.7%	93.3%	92.9%	92.1%	94.5%

- The volume of savings managed in Life insurance, represented by technical reserves, was € 115,031 million, a 5.2% increase with respect to the previous year.

  Lower interest rates are having a direct effect on the level of returns offered by Life insurance savings products, which has decreased significantly with respect to prior years. This has contributed to redirecting part of the demand to other products, such as investment funds, especially guaranteed ones, and pension funds, which have registered higher growth rates than Life insurance.

In 2004, Non-life insurance has once again been the main growth driver of the Spanish insurance market, reaching a total Premiums volume of € 26,136 million



The following table reflects the evolution of assets under management in the various savings products and their respective increases compared to the previous year:

	2004	2003	% Var. 04/03
Life Insurance	115,031	109,355	5.2%
Investment Funds	219,730	196,016	12.1%
Pension Funds	62,843	55,912	12.4%
Total	**397,604**	**361,283**	**10.1%**

Figures in million euros

Latin american markets[3]

- According to preliminary estimates at the close of the third quarter of 2004, the main Latin American insurance markets recorded the following increases in the volume of written insurance premiums expressed in local currency:

	Non-life	Life	TOTAL
Argentina[4]	18.6%	30.0%	20.9%
Brazil	11.6%	42.4%	23.5%
Colombia	4.7%	5.1%	4.9%
Chile	4.1%	15.4%	11.8%
Mexico	2.6%	27.4%	12.1%
Peru	(8.9%)	14.1%	(0.6%)
Puerto Rico	n.a.	n.a.	7.0%
Venezuela	n.a.	n.a.	44.6%

3 The figures for the Latin American markets have been obtained from the MAPFRE companies which operate in those markets and from Fundación MAPFRE Estudios.

4 The Argentinian market figures correspond to June 2004 which is the close of the fiscal year in this country.

The growth of the Brazilian insurance market has been spurred by economic recovery and sector initiatives directed at expanding its client base

- The development of these markets in 2004 has been the following:

  - The economic recovery has prompted significant increases across all branches of the insurance market in Argentina, among which it is worth noting the 42% increase in Employment Risk insurance, whose premiums are related to employee salaries. Rate increases in Property insurance, which includes the Motor and General insurance branches, together with more rigorous risk selection, improved technical results and good financial yields have allowed this sector to obtain a positive result for the first time in ten years. Life insurance, despite its growth, continues to suffer from the effects of the economic crisis and has recorded losses.

Growth registered in the Chilean market has come mainly from Life insurance, which has continued to develop in line with the country's economy

- The growth of the Brazilian insurance market has been spurred by economic recovery and sector initiatives directed at expanding its client base. The motor sector has grown in line with the increase in number of vehicles and has been characterised by strong price competition and by the increase in the average cost of claims. General insurance has grown less due to a drop in rates and consequently in the volume of premiums in industrial and aviation insurance. In the Life insurance business group risk and individual retirement savings products recorded outstanding growth within a relatively stable rate environment. The claims ratio has risen in Motor insurance and decreased in General and Life Insurance.

- Growth registered in the Chilean market has come mainly from Life insurance, which has continued to develop in line with the country's economy, while Non-Life insurance has been affected by strong price competition in General Insurance, whose premiums have contracted with respect to 2003. In Motor insurance, rates have largely remained stable and premiums have grown above market average due to the raising of the minimum covers of the Compulsory Personal Accident Insurance. The level of market concentration has increased due to a merger and two acquisitions. The claims ratio has remained stable.

- The insurance market in Colombia has been characterised by intense competition which has led to a decrease in rates in the Non-Life branches and has slowed down the level of growth with respect to the previous year. As in 2003, the largest increases have been recorded in Casualty, Burial, Health and Life insurance. Technical results have improved due to a lower incidence of claims caused by theft and other crimes.

- The growth in the volume of premiums in the Mexican insurance market has been concentrated in some Life insurance products distributed through the bank channel. Growth in Non-life insurance has been moderate due to a general decrease in rates because of strong competition among companies especially in the Motor insurance branch, whose premiums have contracted despite the sale of close to 1,000,000 new vehicles. A non-recurrent decrease in the claims ratio has occurred due to the release of part of the unexpired risk reserves as a consequence of the adoption of a new methodology for its calculation.

- The insurance market in Peru has been characterised by intense price competition which has caused a decrease in the volume of written premiums in comparison to the previous year, particularly in General Insurance, while Life insurance has recorded a moderate increase. The already high level of concentration in this market has increased even more this year due to the acquisition of two companies by another two competitors thereby reducing the number of insurance companies from 14 to 12. The claims ratio has risen in General Insurance and decreased in Motor insurance.

In Venezuela, all branches of the insurance market have significantly grown in comparison to the previous year, Motor insurance being particularly noteworthy among them

- The growth recorded in the Puerto Rican market has been the result of a balanced contribution from the various branches, being particularly strong only in Health insurance because of the introduction of a new insurance for the Elderly. The Non-life branches have experienced an increase in the claims ratio as a consequence of the damages caused by tropical storm "Jeanne" and of the significant reduction in industrial insurance rates.

- In Venezuela, all branches of the insurance market have significantly grown in comparison to the previous year, Motor insurance being particularly noteworthy among them. In the Health sector which comprises 2/5 of the market, an effort has been made by various companies to win business from the public sector. Competition has been intense and has led to a strong decrease in rates, particularly in Motor and General Insurance. The claims ratio has slightly decreased in Motor insurance, has remained stable in General Insurance, and has increased in the Health insurance.

Reinsurance market

Despite major catastrophes in the Caribbean and Asia, the reinsurance market evolved positively during 2004 as a result of the application of more rigorous technical conditions and prices in direct insurance and reinsurance in all markets. Despite the fact that conditions and fees for some risks have been under pressure during 2004, they have remained at satisfactory levels allowing reinsurers, in general, to obtain positive technical results in an environment characterised by low financial returns.

During the third quarter, there has been an unusual and intense series of hurricanes which have affected the U.S. and Japan in densely populated areas and highly insured. These events have been characterised by frequency rather than severity, as they successively hit the same territories, and by the repeated application of direct insurance and reinsurance deductibles. The resulting losses for the reinsurance market have been significant, but in general they have been absorbed by the positive results in the rest of the business.

At the end of December there was a violent earthquake in the Indian Ocean causing a "tsunami" which resulted in an overwhelming number of victims in various countries. The extension of the areas affected and the damages produced make this one of the worst catastrophes in history. Given the low penetration of insurance in these regions, such a major event will cause relatively limited losses for the insurance market.

Operating revenues

In 2004, the total operating revenues of CORPORACION MAPFRE and its subsidiaries reached € 8,138.1 million, including € 254.2 million of new contributions to pension funds. The breakdown of these revenues by business line was as follows:

TOTAL REVENUES

	2004	2003	Var. % 04/03
REVENUES FROM CONSOLIDATED SUBSIDIARIES			
COMPANIES OPERATING PRIMARILY IN SPAIN			
Direct insurance premiums: Non-life	2,377.0	1,776.1	33.8%
Direct insurance premiums: Life	1,886.4	1,644.9	14.7%
Income from investments	958.2	834.0	14.9%
Real estate management and development (*)	55.2	49.2	12.2%
Other income (**)	103.5	133.8	(22.6%)
Cumulative Subtotal	**5,380.3**	**4,438.0**	**21.2%**
COMPANIES OPERATING PRIMARILY ABROAD			
Direct insurance premiums: Non-life	1,241.7	1,204.0	3.1%
Direct insurance premiums: Life	64.6	39.8	62.3%
Accepted reinsurance premiums	1,132.6	866.4	30.7%
Assistance premiums and other income	272.4	207.7	31.2%
Income from investments	211.1	243.8	(13.4%)
Other income (**)	7.2	50.8	(85.8%)
Cumulative Subtotal	**2,929.6**	**2,612.5**	**12.1%**
Cumulative income Subtotal	**8,309.9**	**7,050.5**	**17.9%**
Intra-group transactions eliminated upon consolidation	**(426.0)**	**(357.5)**	**19.2%**
Consolidated revenues subtotal	**7,883.9**	**6,693.0**	**17.8%**
Contributions to pensions funds	**254.2**	**223.8**	**13.6%**
Total operating revenues	**8,138.1**	**6,916.8**	**17.7%**

Figures in million euros

(*) Equity-accounted.

(**) Includes income from equity-accounted companies.

Both cumulative and total consolidated revenues increased with respect to the previous year by 17.9% and 17.8% respectively

Both cumulative and total consolidated revenues increased with respect to the previous year, the former by 17.9% (a 2.3% decrease in 2003), and the latter by 17.8% (a 3.6% decrease in 2003). These positive developments were characterised by the following factors:

- Organic growth in premiums volume across most markets and business lines in which the group operates.
- The inclusion of MUSINI and MUSINI VIDA, companies acquired in 2003 and consolidated from the third quarter of that year.
- Transactions related to the externalisation of corporate pension commitments in Spain amounting to € 113.6 million that were not carried out in 2003.

Conversely, as it happened in the previous year, the growth in revenues and premiums volumes in 2004 was adversely affected by the 9% appreciation of the euro against the US dollar.

Spain

The gross premiums written and accepted by the companies operating primarily in Spain evolved as follows:

CONSOLIDATED PREMIUMS AND CONTRIBUTIONS TO PENSION FUNDS

	2004	2003	Var. % 04/03
LIFE INSURANCE OPERATING UNIT	**1,843.1**	**1,651.4**	**11.6%**
MAPFRE VIDA	1,790.8	1,622.4	10.4%
MUSINI VIDA[1]	52.3	29.0	80.3%
GENERAL INSURANCE OPERATING UNIT	**1,021.1**	**895.9**	**14.0%**
MAPFRE SEGUROS GENERALES[2]	818.3	716.0	14.3%
MAPFRE GUANARTEME	202.8	179.9	12.7%
COMMERCIAL INSURANCE OPERATING UNIT	**1,081.9**	**596.6**	**81.3%**
MAPFRE INDUSTRIAL	544.0	444.3	22.4%
MAPFRE CAUCIÓN Y CRÉDITO	118.0	104.6	12.8%
MUSINI, S.A[1]	419.9	47.7	780.3%
MAPFRE CAJA SALUD	**317.3**	**277.1**	**14.5%**
Total	**4,263.4**	**3,421.0**	**24.6%**
Contributions to pension funds	**254.2**	**223.8**	**13.6%**

Figures in million euros

1 2003 figures only include the last quarter of that fiscal year.

2 For comparative purposes the figures of MAPFRE SEGUROS GENERALES in 2003 include those of its subsidiary MAPFRE FINISTERRE, which it absorbed in the current fiscal year.

n the General Insurance Operating Unit, 2 million insured homes and 4 million outstanding policies marks were exceeded

Premiums growth in the Life Insurance Operating Unit must be considered as very satisfactory given the current low interest rate environment. It is worthwhile to highlight the € 113.6 million income from a new externalisation transaction.

Business growth in the General Insurance Operating Unit came primarily from Multi-peril lines which recorded increases above 15%. In 2004, the 2 million insured homes and 4 million outstanding policies marks were exceeded. It is worth noting that MAPFRE GUANARTEME grew in excess of 10% in Motor Insurance.

The Commercial Insurance Operating Unit –two years after its creation and after the complete integration of MUSINI– stands out as one of the main pillars of business in Spain, with very significant increases in the Civil Liability and Engineering business lines. In fiscal year 2003 only the last quarter premiums of MUSINI S.A. were included.

Lastly, MAPFRE CAJA SALUD, which operates in a highly specialised business line, has achieved premiums growth in line with previous years.

The following table shows a breakdown of written and accepted premiums by line of business in 2003 and 2004, together with their corresponding market shares (provisional in the case of 2004):

WRITTEN AND ACCEPTED PREMIUMS

			Var. %	Market Shares	
	2004	2003	04/03	2004	2003
Motor (MAPFRE Guanarteme)	145.5	131.7	10.5%	1.3%	1.2%
Health	317.3	277.1	14.5%	8.0%	7.7%
Other Non-Life	1,914.2	1,367.3	40.0%	17.0%	16.6%
Total non-life	**2,377.0**	**1,776.1**	**33.8%**	**8.8%**	**8.6%**
Life Risk	213.1	142.5	49.5%		
Life Savings	1,559.7	1,502.4	3.8%		
Life Externalisations	113.6	---	---		
Total life	**1,886.4**	**1,644.9**	**14.7%**	**9.9%**	**9.5%**
Total	**4,263.4**	**3,421.0**	**24.6%**	**9.3%**	**8.9%**

Figures in million euros

The breakdown of the premiums written and accepted by the most representative subsidiaries through the agents channel and the CAJA MADRID bank channel are shown in the following table:

WRITTEN AND ACCEPTED PREMIUMS

	2004	2003	Var. % 04/03
AGENTS CHANNEL	**3,248.2**	**2,499.0**	**30.0%**
MAPFRE VIDA[1]	953.4	829.7	14.9%
MAPFRE SEGUROS GENERALES	942.4	838.7	12.4%
MAPFRE INDUSTRIAL	512.0	413.7	23.8%
MAPFRE CAJA SALUD	302.5	265.5	13.9%
MAPFRE CAUCIÓN Y CRÉDITO	118.0	103.7	13.8%
MUSINI S.A.	419.9	47.7	---
CAJA MADRID BANK CHANNEL	**901.6**	**922.0**	**-2.2%**
MAPFRE VIDA[1]	776.1	821.7	-5.5%
MAPFRE SEGUROS GENERALES	78.7	57.2	37.6%
MAPFRE INDUSTRIAL	32.0	30.6	4.6%
MAPFRE CAJA SALUD	14.8	11.6	27.6%
MAPFRE CAUCIÓN Y CRÉDITO	0.0	0.9	--

Figures in million euros

1 Excluding externalisations.

The following table shows the evolution of the funds managed in Life and Savings products:

MANAGED SAVINGS

	2004	2003	Var. % 04/03
Technical reserves - Life insurance	**12,265.0**	**11,645.0**	**5.3%**
MAPFRE VIDA	11,679.5	11,126.0	5.0%
Other subsidiaries	585.5	519.0	12.8%
Pension Funds[1]	**1,103.2**	**927.4**	**19.0%**
MAPFRE VIDA	1,034.8	853.0	21.3%
Other subsidiaries	68.4	74.4	(8.1%)
Mutual Funds	**2,680.1**	**2,373.8**	**12.9%**
MAPFRE VIDA	2,648.1	2,340.7	13.1%
Other subidiaries	32.0	33.1	(3.3%)
Total	**16,048.3**	**14,946.2**	**7.4%**

Figures in million euros

1 Pension funds do not include defined benefit funds amounting to € 733.7 and € 704.3 million in 2004 and 2003, respectively.

International

Premiums written by the Units and companies that operate primarily abroad evolved as follows:

CONSOLIDATED PREMIUMS

	2004	2003	Var. % 04/03
DIRECT INSURANCE			
MAPFRE AMERICA (countries)			
Argentina	161.8	139.2	16.2%
Brazil	259.3	223.5	16.0%
Chile	95.2	79.0	20.5%
Colombia	42.2	37.1	13.7%
El Salvador	28.1	27.9	0.7%
Mexico	249.1	306.8	(18.8%)
Paraguay	7.3	6.9	5.8%
Peru	22.6	21.2	6.6%
Puerto Rico	223.9	200.6	11.6%
Uruguay	8.1	6.9	17.4%
Venezuela	198.6	186.8	6.3%
Subtotal	**1,296.2**	**1,235.9**	**4.9%**
Other countries			
The Philippines	10.1	7.9	27.8%
Total Direct Insurance	**1,306.3**	**1,243.8**	**5.0%**
Accepted reinsurance	**1,132.6**	**866.4**	**30.7%**
Assistance	**189.9**	**131.3**	**44.6%**
Total cumulative premiums	**2,628.8**	**2,241.5**	**17.3%**
Intra-group transactions eliminated upon consolidation	(471.5)	(347.7)	35.6%
Total consolidated premiums	**2,157.3**	**1,893.8**	**13.9%**

Figures in million euros

The Commercial Insurance Operating Unit stands out as one of the main pillars of business in Spain, with more than 1,000 million euros of annual income



The breakdown by business line of the premiums written by the direct insurance companies operating abroad is shown in the following table:

WRITTEN PREMIUMS

	2004	2003	Var. % 04/03
Motor	619.2	633.6	(2.3%)
Health and accidents	181.8	150.5	20.8%
Other Non-Life	440.7	419.9	5.0%
Total non-life	**1,241.7**	**1,204.0**	**3.1%**
Total life	**64.6**	**39.8**	**62.3%**
Total	**1,306.3**	**1,243.8**	**5.0%**

Figures in million euros

The direct insurance subsidiaries of MAPFRE AMÉRICA wrote in 2004 premiums amounting to € 1,296.2 million, of which € 64.6 million corresponded to Life insurance (€ 39.8 million in 2003) and € 1,231.6 million to Non-Life insurance (€ 1,196.1 million in 2003). Puerto Rico, which began operating in Health insurance in 2004, Argentina and Venezuela achieved outstanding growth rates in Non-Life insurance. The other countries recorded premium volumes slightly above those achieved in 2003, with the exception of Mexico, which shows a decrease mainly due to the cancellation of group contracts in Motor insurance.

MAPFRE is among the leading Non-Life insurance groups in Latin America, where it ranked third in 2003 with a share of approximately 5.8% of the Non-Life premiums of the countries and territories in which it operates. The following table shows a breakdown of the growth of direct insurance premiums in local currency in the various countries and the corresponding market shares:

% GROWTH OF PREMIUMS IN LOCAL CURRENCY

	2004	2003	Market share non-life[1]
Argentina	25.6%	58.3%	7.8%
Brazil	20.3%	19.7%	4.5%
Chile	16.4%	22.0%	10.5%
Colombia	13.0%	26.0%	3.7%
El Salvador	10.0%	(0.6%)	n.a.
Mexico	(7.3%)	14.6%	4.0%
Paraguay	8.2%	26.4%	n.a.
Peru	14.1%	(5.3%)	5.8%
Puerto Rico	40.5%	7.9%	11.6%
Uruguay	27.7%	(37.8%)	5.4%
Venezuela[2]	36.0%	29.5%	9.9%

1 As of September 2004, excluding Argentina whose premiums are as of June 2004.

2 Total Market share (Life and Non-Life)

In the accepted reinsurance business, MAPFRE RE and its subsidiaries obtained premiums amounting to € 1,132.6 million in 2004 (€ 866.4 million in 2003), a 30.7% increase. Retained premiums were € 772.1 million, equivalent to a 68.2% retention rate (66.9% in 2003). The increase in the capacity to underwrite risks of MAPFRE RE was supported by the € 150 million capital increase carried out in 2004, within the framework of a long-term plan to develop this Unit. By geographical areas, 44% of accepted premiums came from Spain, 27% from the rest of Europe, 17% from Latin America, 7% from North America and the balance from other geographical areas. MAPFRE REINSURANCE CORPORATION (New Jersey) recorded a volume of premiums of € 87.3 million, against € 74.4 million in 2003.

The increase in the capacity to underwrite risks of MAPFRE RE was supported by the 150 million capital increase carried out in 2004

The total revenues (premiums and revenues from the sale of services) of MAPFRE ASISTENCIA and its subsidiaries reached € 272.4 million, including revenues from equity-accounted subsidiaries, a 31.2% increase over the previous year. The breakdown by geographical area was as follows: 25.9% from Spain, 26.1% from Latin America, 28.4% from other European countries, 13.7% from the United States and 3.1% from other areas.

MAPFRE ASIAN (The Philippines) shows an increase in premiums of 27.8% in euros, and an increase of 43.3% in local currency.



The consolidated Non Life combined ratio of CORPORACIÓN MAPFRE was 94.3% in 2004, against 96.5% in the previous fiscal year

Management ratios

In accordance with internationally accepted practices, the soundness of the Non-Life technical result is measured through the combined ratio, reflecting total claims and expenses as a percentage of net premiums earned. The consolidated Non-Life combined ratio of CORPORACIÓN MAPFRE was 94.3% in 2004, against 96.5% in the previous fiscal year. The evolution of the main management ratios of the Non-Life insurance subsidiaries is shown in the following table, which provides the percentage of total expenses and claims incurred over premiums earned, before reinsurance, and the combined ratios (total expenses and claims incurred over premiums earned, net of reinsurance).

NON-LIFE MANAGEMENT RATIOS

	% Gross expense ratio[1]		% Gross loss ratio[2]		% Combined ratio[3]	
	2004	2003	2004	2003	2004	2003
COMPANIES OPERATING PRIMARILY IN SPAIN						
MAPFRE SEGUROS GENERALES[4]	29.0%	30.2%	62.5%	64.0%	93.3%	95.1%
MAPFRE INDUSTRIAL	20.6%	21.1%	59.9%	60.3%	91.1%	93.0%
MAPFRE CAUCIÓN Y CRÉDITO[5]	22.8%	26.2%	56.0%	60.8%	68.0%	85.3%
MUSINI	6.8%	---	79.6%	---	77.2%	---
MAPFRE CAJA SALUD	16.9%	17.0%	82.5%	80.6%	99.4%	97.6%
MAPFRE-CAJA MADRID HOLDING	22.1%	25.1%	66.8%	65.0%	92.7%	94.7%
COMPANIES OPERATING PRIMARILY ABROAD						
MAPFRE RE	31.5%	31.5%	52.3%	55.2%	91.8%	92.5%
MAPFRE AMÉRICA	29.2%	28.9%	58.7%	59.8%	99.2%	102.2%
MAPFRE ASISTENCIA[5]	20.0%	17.1%	72.6%	74.5%	92.1%	91.3%
CORPORACIÓN MAPFRE	**24.9%**	**26.5%**	**63.5%**	**62.6%**	**94.3%**	**96.5%**

1 (Acquisition expenses + administration expenses + profit sharing and returns – other technical income + other technical expenses)/Gross premiums earned.

2 (Gross claims incurred + variation of other technical reserves)/Gross premiums earned.

3 (Net claims incurred + variation of other technical reserves + net operating expenses + profit sharing and returns – other technical income + other technical expenses)/Net premiums earned.

4 Excluding its subsidiary MAPFRE INDUSTRIAL.

5 Given the importance of services activities for MAPFRE CAUCIÓN Y CRÉDITO and MAPFRE ASISTENCIA, their expense ratios are adjusted to include the net other non-technical income.

Results

Consolidated result after tax was € 285 million (€ 228.2 million in 2003), a 24.9% increase. Consolidated net result attributable to CORPORACIÓN MAPFRE reached € 182.9 million, a 29.4% increase. Earnings per share reached € 0.81, against € 0.75 in the previous year (adjusted for the impact of the rights issue). It is particularly satisfactory that profit growth allowed an increase in earnings per share, in spite of the capital increase.

Generally speaking, all Units and Subsidiaries of CORPORACIÓN MAPFRE increased considerably their profits with respect to fiscal year 2003. Profit growth at MAPFRE RE, despite the claims caused by the September hurricanes in the Caribbean and Florida, and the achievement of profits in nearly all the countries in which the subsidiaries of MAPFRE AMÉRICA operate must be noted. Profit growth also benefited from the full inclusion of MUSINI and MUSINI VIDA, which contributed a profit before taxes, minority interest and amortisation of goodwill and portfolio acquisition expenses of € 35.9 million in 2004, (€ 9 million in 2003), excluding the € 14.1 million gain obtained by MUSINI from the sale to MAPFRE VIDA of its stake in MUSINI VIDA.

The following table shows the source and composition of the result:

CONSOLIDATED RESULTS

	2004	2003	Var. % 04/03
FULLY CONSOLIDATED SUBSIDIARIES			
Companies operating primarily in Spain	332.7	262.7	26.6%
Companies operating primarily abroad	148.0	101.4	46.0%
Subtotal	**480.7**	**364.1**	**32.0%**
Equity-accounted subsidiaries	**11.6**	**10.5**	**10.5%**
Holdings, other subsidiaries and consolidation adjustments	(44.0)	(23.7)	85.7%
Result before tax, minority interests and amortisation of goodwill and portfolio adquisition costs	**448.3**	**350.9**	**27.8%**
Amortisation of goodwill and portfolio acquisition costs	(44.9)	(30.3)	48.2%
Result before tax and minority interests	**403.4**	**320.6**	**25.8%**
Tax	(118.4)	(92.4)	28.1%
Result after tax	**285.0**	**228.2**	**24.9%**
Minority interest	(102.0)	(86.9)	17.4%
Net result after tax and minority interests	**182.9**	**141.3**	**29.4%**
Earnings per share (euros)	**0.81**	**0.75**	**8.0%**

Figures in million euros

Generally speaking, all Units and Subsidiaries of CORPORACIÓN MAPFRE increased considerably their profits with respect to fiscal year 2003

- The contribution of the main subsidiaries to the consolidated result varied as follows with respect to 2003:

RESULTS OF SUBSIDIARY COMPANIES

	Before taxes, minority interests, and amortisation of goodwill and portfolio acquisition costs		After taxes, minority interests, and amortisation of goodwill and portfolio acquisition costs	
	2004	2003	2004	2003
FULLY CONSOLIDATED SUBSIDIARIES				
COMPANIES OPERATING PRIMARILY IN SPAIN				
LIFE INSURANCE UNIT	**146.2**	**123.7**	**102.8**	**86.0**
MAPFRE VIDA[1]	128.7	117.5	91.4	81.9
MUSINI VIDA[2]	17.5	6.2	11.4	4.1
GENERAL INSURANCE UNIT	**97.8**	**84.2**	**57.0**	**46.8**
MAPFRE SEGUROS GENERALES[3]	82.6	66.2	48.0	38.3
MAPFRE GUANARTEME	22.7	21.0	16.6	14.2
COMMERCIAL INSURANCE UNIT	**79.4**	**40.3**	**56.0**	**26.1**
MAPFRE INDUSTRIAL	34.7	27.6	22.4	17.8
MAPFRE CAUCIÓN Y CRÉDITO	12.2	9.9	7.4	6.1
MUSINI[2]	32.5	2.8	26.2	2.2
MAPFRE CAJA SALUD	**9.3**	**14.5**	**2.0**	**7.7**
COMPANIES OPERATING PRIMARILY ABROAD				
MAPFRE AMÉRICA	**75.9**	**52.0**	**48.5**	**37.8**
MAPFRE RE	**63.7**	**42.2**	**41.1**	**29.1**
MAPFRE ASISTENCIA	**8.4**	**7.2**	**4.6**	**3.8**
EQUITY-ACCOUNTED SUBSIDIARIES[4]				
MAPFRE INMUEBLES	9.4	9.1	5.9	5.8
GESMADRID	5.2	4.7	3.4	3.0
CAJA MADRID PENSIONES	1.6	1.3	1.0	0.8
CAJA MADRID BOLSA	2.0	1.4	1.3	0.9

Figures in million euros

1 Includes the results of MAPFRE INVERSION and MAPFRE VIDA PENSIONES, which are accounted for by the equity method.
2 2003 figures only include the fourth quarter. In 2004, the result of MUSINI includes a € 14.1 million gain from the sale of its stake in MUSINI VIDA to MAPFRE VIDA (€ 10.6 million after taxes).
3 Excluding internal dividends and without its subsidiary MAPFRE INDUSTRIAL, which is shown as part of the Commercial Insurance Operating Unit. For comparative purposes, the figures of MAPFRE SEGUROS GENERALES in 2003 include those of its subsidiary MAPFRE FINISTERRE, which it absorbed in the present fiscal year.
4 Consolidated in proportion to the percentage of ownership in each company.

Investments and liquid assets

The book value of the consolidated investments and liquid assets of CORPORACIÓN MAPFRE as of 31 of December 2004 was € 17,238.5 million, a 10.2% increase with respect to the previous year. The following table shows its breakdown and percentage distribution:

INVESTMENTS AND LIQUID ASSETS

	2004		2003	
	Million euros	% over total	Million euros	% over total
INVESTMENTS MATCHING LIFE INSURANCE RESERVES				
Fixed-income investments	8,026.3	95.7%	7,531.0	94.4%
Unit-linked investments	361.1	4.3%	446.1	5.6%
Subtotal	**8,387.4**	**100.0%**	**7,977.1**	**100.0%**
OTHER INVESTMENTS				
Real estate	638.8	7.2%	527.7	6.8%
Fixed-income investments	5,977.7	75.4%	5,475.8	71.1%
Investment funds	759.1	8.5%	699.6	9.1%
Equity investments	283.4	3.2%	175.3	2.3%
Investment in group and associated companies	264.2	3.0%	255.8	3.3%
Cash and banks	856.4	9.6%	502.7	6.5%
Accepted reinsurance deposits	116.5	1.3%	71.3	0.9%
Subtotal	**8,896.1**	**100.0%**	**7,708.2**	**100.0%**
Total	**17,283.5**		**15,685.3**	

Unrealised gains in investments grew significantly in 2004, helped by the low interest rates as of December 2004. Of these, € 847 million corresponded to the portfolio matching Life insurance reserves. The breakdown and evolution of these gains is shown in the following table:

UNREALISED GAINS IN INVESTMENTS

	2004	2003	Var. % 04/03
Tangible Investments	317.0	269.8	17.5%
Financial investments	1,395.5	798.0	74.9%
Total	**1,712.5**	**1,067.8**	**60.4%**

Figures in million euros

Income from investments was € 1,209.7 million in 2004, a 12.7% increase with respect to the previous year. Its breakdown is shown in the following table:

INCOME FROM INVESTMENTS

	Non Life Account	Life Account	Non Technical Account
From tangible investments	8.8	22.3	6.8
From financial investments	220.7	774.3	63.7
Realised gains	12.7	41.4	9.1
Other[1]	2.2	6.0	41.6
Total	**244.4**	**844.0**	**121.2**

Figures in million euros

1 Includes results from equity-accounted subsidiaries, positive translation results, value adjustments and monetary adjustment.

With respect to the previous year, income from investments evolved as follows:

INCOME FROM INVESTMENTS

	2004	2003	Var. % 04/03
From tangible investments	38.0	36.3	4.6%
From financial investments	1,058.7	900.2	17.6%
Realised gains	63.2	67.7	(6.7%)
Other[1]	49.8	68.9	(27.7%)
Total	**1,209.7**	**1,073.1**	**12.7%**

Figures in million euros

1 Includes results from equity-accounted subsidiaries, positive translation results, value adjustments and monetary adjustment.

Investment expenses amounted to € 397.5 million, a figure larger than the previous year (€ 350.9 million).

Shareholders' equity and returns

Total consolidated equity reached € 2,402.8 million, against € 1,764.2 million at the end of 2003. Its year-on-year variation sums up the positive impact from the results of subsidiaries and the € 500.5 million capital increase, and the negative impact from the appreciation of the euro. Of the total equity amount detailed above, € 731.4 million corresponded to the holdings of minority shareholders in subsidiaries, and € 1,671.4 million to the shareholders of CORPORACIÓN MAPFRE. Consolidated shareholders' equity per share was € 7.0 at year-end (€ 6.0 as of the end of 2003).

The following table shows the return on average shareholders' equity (ROE) in 2004 of CORPORACIÓN MAPFRE and its main Units and Subsidiaries:

MAIN UNITS AND SUBSIDIARIES RETURN ON EQUITY (ROE)[1]

	2004			2003
	Average shareholders' equity	Profit	ROE %[1]	ROE %[1]
CORPORACIÓN MAPFRE	1,379.9	182.9	13.3	13.0
MAPFRE-CAJA MADRID HOLDING	1,113.7	179.3	16.1	14.5
MAPFRE VIDA	422.1	102.8	24.4	22.1
MAPFRE SEGUROS GENERALES[2]	201.1	57.0	28.2	23.5
MAPFRE INDUSTRIAL	55.9	22.4	40.0	38.0
MAPFRE CAUCIÓN Y CRÉDITO	20.5	7.4	36.2	32.9
MUSINI S.A.	175.8	26.2	14.9	--
MAPFRE CAJA SALUD	92.1	2.0	2.2	8.8
MAPFRE AMÉRICA	506.8	48.5	9.6	7.3
MAPFRE RE	402.4	41.1	10.2	9.8
MAPFRE ASISTENCIA	66.1	4.6	7.0	6.6

1 Net result after taxes and minority interests/ Average shareholders' equity excluding minority interests.
2 Without its subsidiary MAPFRE INDUSTRIAL.

The consolidated return of CORPORACIÓN MAPFRE in 2004 (profit after taxes), calculated over average equity (ROE), increased from the previous year to 13.3%



Acquisitions, projects and disposals

Direct investments

In fiscal year 2004 CORPORACIÓN MAPFRE made investments and disinvestments in group and affiliate companies for a net outlay of € 163.9 million, the most significant of which were the following:

- A capital increase carried out by MAPFRE RE to support its business growth was subscribed for (€ 126.5 million) and shares not subscribed for by other shareholders were acquired (€ 16 million). As a result of these investments, CORPORACIÓN MAPFRE raised its stake in MAPFRE RE to 87.9%.

In 2004, CORPORACIÓN MAPFRE acquired 35.3% of Grupo QUAVITAE's share capital

- Two capital increases of € 0.7 and € 6.4 million, respectively, carried out by QUAVITAE were subscribed for and shares corresponding to a 35.3% holding in the capital of this company were acquired (€ 13.5 million). As a consequence of these investments, CORPORACIÓN MAPFRE holds, directly and indirectly, 56.8% of the share capital of this company operating in services and nursing homes for the Elderly, which was renamed MAPFRE QUAVITAE and will become part of the Assistance Operating Unit.

- A 6.7% stake was acquired in MAPFRE ASIAN (€ 0.4 million), raising the shareholding of CORPORACIÓN MAPFRE in this company to 99.9%.

- A 10% stake in the Italian insurance company PROGRESS ASSICURAZIONI, S.p.A. was sold to the Maltese insurance company MIDDLESEA VALLETTA LIFE (€ 1.7 million), thereby reducing the shareholding of CORPORACIÓN MAPFRE in PROGRESS to 39%. Furthermore, CORPORACIÓN MAPFRE subscribed for the part corresponding to its new shareholding in a € 3 million capital increase carried out by PROGRESS (€ 1.2 million).

All investments were financed with the funds obtained from the capital increase CORPORACION MAPFRE carried out in April

Investments made by subsidiaries

- Having obtained the approval from the Spanish General Directorate of Insurance and Pension Funds (DGSFP), MUSINI has transferred its stake in MUSINI VIDA to MAPFRE VIDA for an amount of € 100.2 million. This transaction did not have any impact on the accounts of MAPFRE VIDA, in which MUSINI VIDA is consolidated since 1.10.2003. Subsequently, MUSINI S.A. has carried out a capital reduction of € 121.7 million through the amortisation of treasury stock, previously bought back from MAPFRE-CAJA MADRID HOLDING and third parties, which it financed with its cash surplus and the funds obtained from the sale referred to above. As a result, the stake of MAPFRE-CAJA MADRID HOLDING in MUSINI S.A. increased from 98.07% to 99.93%

- MAPFRE PRAICO (Puerto Rico) acquired from CORPORACIÓN INTERNACIONAL CAJA DE MADRID a 25% stake in MAPFRE LIFE for a price of € 2.7 million. Subsequently, it absorbed CANADA LIFE INSURANCE COMPANY, thereby raising the shareholding of MAPFRE PRAICO in MAPFRE LIFE to 65.4%, the remaining 34.6% being owned by MAPFRE AMÉRICA VIDA, a subsidiary of MAPFRE MUTUALIDAD. MAPFRE PRAICO financed this investment with its equity.

Financing

All aforementioned investments were financed with the funds obtained from the capital increase CORPORACIÓN MAPFRE carried out in April 2004.

As of 31 of December 2004, consolidated debts with financial institutions amounted to € 78 million, against € 160.2 million at the end of the previous year. These resources were complemented by the long-term funding obtained from the € 275 million bond issuance carried out in July 2001.



Investor relations

The Finance and Investors Relations Department of CORPORACION MAPFRE have carried out an intense communication activity with analysts and investors. Every quarter, results have been presented in meetings with analysts in Madrid and London, and by means of conference calls, along with comprehensive complementary information, which was released simultaneously to the public through the CNMV (the Spanish National Securities Market Commission).

With the occasion of the capital increase, a specific series of meetings and presentations to 111 investors in 23 cities and 11 countries was carried out in March and April in order to explain the conditions and objectives of said operation.

Overall, meetings were held during the fiscal year with 67 Spanish institutional investors and investment managers, and 124 institutional investors and investment managers from Belgium, Canada, Denmark, France, Germany, Holland, Ireland, Italy, Japan, Switzerland, United Kingdom, USA and Sweden.

All the public information about CORPORACION MAPFRE and its results is available on the web page of SISTEMA MAPFRE in the section dedicated to investors. In 2004, the contents of this web page were expanded in compliance with Act 26/2003, dated 17 July, Order ECO/3722/ 2003, dated 26 December and CNMV Circular 1/2004, dated 17 March.

Shareholders

At the end of fiscal year 2004, MAPFRE MUTUALIDAD owned 55.7% of the share capital of CORPORACION MAPFRE, 23,014 Spanish shareholders held another 19.5%, and 674 foreign investors held the remaining 24.8%.

The following table shows the approximate breakdown of the shareholders' body by country:

SHAREHOLDERS BODY	%
Spain	75.2
United Kingdom	8.4
France	5.8
United States	3.9
Germany	1.2
Switzerland	0.9
Nordic countries	0.7
Canada	0.2
Belgium	0.1
Unidentified	3.6

At the end of 2004, the Board of Directors represented 55.7% of all outstanding shares.

The company had no stock option plans in force for managers, employees or board members at the end of fiscal year 2004.

At the end of fiscal year 2004, MAPFRE MUTUALIDAD held 55.7% of Corporación's shares, 23,013 Spanish shareholders of 19.5% and 674 foreign shareholders of the remaining 24.8%

Stock market data

The shares of CORPORACION MAPFRE traded for 251 days on the "Mercado Continuo" (the Spanish electronic market), which implies a trading frequency of 100%. A total of 203,445,253 shares changed hands during this fiscal year, compared to 197,672,419 in the previous fiscal year, a 2.9% increase in trading volumes. The actual value of these transactions was 2,083.9 million, against 1,865.3 million in 2003, an 11.7% increase.

In 2004, the price of shares of CORPORACION MAPFRE, adjusted for the effect of the capital increase grew by 0.3% against a 17.4% increase in the IBEX 35 index and 7.9% in the DJ Stoxx Insurance index. Over the last five years, the price of the shares of CORPORACION MAPFRE increased by 107.7% against a 22% decrease in the IBEX 35 and a 52.5% decrease in the DJ Stoxx Insurance. The yield from dividends paid during the year was equal to 2.4% of the average share price. At year end, six Spanish and international brokers had "buy" recommendations on the shares of CORPORACION MAPFRE, against five recommendations to "hold" and one to "sell".

MAPFRE structure 2005

The Board of Directors of MAPFRE MUTUALIDAD, the parent company of SISTEMA MAPFRE, approved in September 2004 a wide range of strategic decisions and appointments, which became effective on 1 January 2005 and represent a new step forward along the lines of the decisions adopted over the last few years to modernise and update the operating structure of SISTEMA MAPFRE. Amongst the measures adopted which affect the Territorial Structure, as well as the Common Services of SISTEMA MAPFRE and various business units, the following are worth noting:

- The necessary decisions have been adopted in order to put the restructuring and unification plan of the MAPFRE NETWORK into effect as of 1 January 2005. Maximum executive responsibility has been taken on by the Managing Director of MAPFRE MUTUALIDAD, Mr. Santiago Gayarre Bermejo, who shall be assisted in this function by a new Deputy General Management Area of MAPFRE MUTUALIDAD, headed by Mr. Juan José López Peña.

  In accordance with the Plan approved by the Board in 2003, the geographical presence of the MAPFRE NETWORK has been structured around forty sub-centres which are grouped into seven Regional Head Offices (Madrid, Balearic and Canary Islands, the Northeast, the North, Cataluña, the East, the Centre and Andalusia). Each one of these Regional Head Offices will manage an average of 50 direct offices and 300 delegated offices with more than 600,000 clients and 1,000 million euros in premiums.

  The objectives of these measures are to make MAPFRE NETWORK compatible with the current Sistema dimensions in Spain, improve its efficiency and customer service, simplify the distribution structure and maximise the offer in conjunction with the products and services of the various Sistema companies, strengthen the professionalism of the network, substantially expand the number of offices and agents and reaffirm the specialisation principle of the Units and Companies in business management, products, and claims subscription and processing.

- The structure of the Sistema Common Central Services has been redefined by substituting the frame of the Functional Units with a flexible areas structure, each one with a category (General Management, Deputy General Management, Management, etc.) appropriate for their respective functions and powers. Each one of these Areas relies on a member of Sistema's Executive Committee.

The objectives of these measures are to make MAPFRE NETWORK compatible with the current Sistema dimensions in Spain, improve its efficiency and its service customer



- A new SISTEMA MAPFRE Investment General Management has been created which undertakes investment management and planning and is run by Mr. Víctor Bultó Millet, previously Managing Director of MAPFRE VIDA; and a Communication and Social Responsibility General Management headed by Mr. Juan José Almagro García who will take on the coordination and supervision of Sistema's performance in matters within its powers.

- Mr. Antonio Núñez Tovar has taken on the position of Sistema's General Management of Human Resources and the IT area has been restructured to include two general managements: Common Communications and Development headed by Ms. Begoña González Pastor; and Common IT Services headed by Mr. D. Javier González Montero.

A new SISTEMA MAPFRE Investment General Management has been created which undertakes investment management and planning and a Communication and Social Responsibility General Management

- The previous measures have been completed with the designation of: Mr. Antonio Huertas Mejías as General Manager of MAPFRE MUTUALIDAD and Chief Executive Officer of the Motor Operating Unit, substituting Santiago Gayarre Bermejo; Mr. Ignacio Baeza Gómez as Managing Director of MAPFRE VIDA and Vice Chairman of its Executive Committee; Mr. Esteban Pedrayes Larrauri as Managing Director of MAPFRE SEGUROS GENERALES and Vice Chairman of its Executive Committee; Mr. Angel Alonso Batres as First Vice Chairman of MAPFRE SEGUROS GENERALES and MAPFRE AGROPECUARIA maintaining its current position of Chairman of the Executive Committee of MAPFRE SEGUROS GENERALES; Mr. Juan Sáez Ruiz as Chairman of the Executive Committee of MAPFRE AGROPECUARIA; Mr. Agustín Bernal de la Cuesta as Chairman of the MAPFRE direct insurance companies and subsidiaries in Portugal; Mr. Antonio Manuel Cardoso Bello as General Manager of MAPFRE SEGUROS GERAIS; Mr. Guillermo García Castellón as Chairman of the subsidiaries MAPFRE AMÉRICA and MAPFRE AMÉRICA VIDA in Chile; Mr. Jaime Tamayo Ibáñez as Chairman of MAPFRE PRAICO (Puerto Rico) and CEO of MAPFRE USA; and Mr. Raúl Costilla Prieto as General Manager and CEO of MAPFRE PRAICO.

Strategic alliance with CAJA MADRID

The strategic alliance established with CAJA MADRID in 2000, a model of how two major independent financial groups can support each other, to compete more efficiently in the market and offer a better service to their customers, has continued its consolidation throughout 2004.

In this way, over the course of 2004, mutual co-operation of their respective networks in the distribution of insurance and banking products has increased significantly, which has been a singularly positive factor in securing the excellent results achieved in this year.

The volume of insurance premiums contributed by the CAJA MADRID network in 2004 was € 919.8 million and sales of asset and liability banking products contributed by the MAPFRE Agents network amounted to € 1,639 million. These figures demonstrate the level of co-operation achieved by both groups.

Over the course of 2004, mutual co-operation of their respective networks in the distribution of insurance and banking products has increased significantly

Territorial structure

At the end of 2004, the MAPFRE NETWORK consisted of 352 direct offices and 2,289 delegations. Over the course of the year, the network configuration has been adapted to the territorial presence requirements of SISTEMA MAPFRE, which handles the work of a total of 18,332 tied agents and 2,915 brokers. It should be pointed out that in 2004 agency contracts have been extended to 80% of the agents who started working for MAPFRE in 2003.

Over the course of 2004, the promotion, extension and consolidation of the Territorial Structure has continued by means of various initiatives among which the following are worthy of special mention:

- "The New Delegates" programme, attended by 268 agents, with a subsidy investment of € 0.75 million.

- The 'Sistema Mapfre Integrated Agent' programme, involving 367 new agents, in which € 2.08 million have been invested. As at 31 December 2004, 1,357 active agents had gone through the SMIA programme.

- The Customer Care Department: carried out 673 sales campaigns aimed at more than 1.8 million customers; consolidated 9,185,525 contracts corresponding to 6,216,769 customers (of which 16.16% are shared); and produced various reports and analyses to facilitate the sales initiatives of the Network.




MAPFRE

New MAPFRE offices in Spain (Alcira).

New MAPFRE building in Levante.

During 2004, several initiatives have been taken to prepare the introduction in 2005 of the new territorial structure model, approved by the governing bodies of SISTEMA MAPFRE based on the differentiation between management, which is the responsibility of each Operating Unit, and distribution, which will be carried out jointly through the Common Network with the necessary support of each Operating Unit. Along this line, the following measures have been taken:

In 2004, a renewal of the sales structures and operation of the Network to achieve better dynamism in distribution has been underway

- Renewal of the sales structures and operation of the Network to achieve better dynamism in distribution; preparation for the expansion in 2005 of the number of direct offices to 404; assignment to the sub-centre managers, in their respective territories, of the highest responsibility for meeting the budget of all Operating Units and Companies; and expansion and update of the network, likewise strengthening the role of the Office Director.

- Commencement of operations in four new sub-centres to boost commercial penetration in: North Andalusia (Cordoba and Jaén), Cantabria-Burgos, Southern Galicia (Orense and Pontevedra) and East Catalonia (Lleida and Tarragona) distributing the rest of the Catalan territory between Barcelona (city and part of the province) and Western Catalonia (rest of the province and Girona).

- Greater professionalism and substantial expansion of the network with a net increase of 67 delegate offices, reaching a total of 2,289 at the end of the year.

- Printing and distribution of the "Manual for the Creation and Development of the MAPFRE Delegated Office" which seeks to be a technical support as well as a guide for all employees in charge of the development of the agency network.



From right to left: Santiago Gayarre, José Manuel Martínez and Juan José López Peña in the first meeting of RED MAPFRE management following the territorial restructuring

Strategic planning

As is the standard practice at MAPFRE, all Operating Units and Companies of CORPORACIÓN MAPFRE and the Common Areas of SISTEMA MAPFRE have updated at the end of 2004 their respective Strategic Plans which set out their goals for the next three years (in this case for the 2005-2007 period) as well as the strategies they expect to adopt in order to achieve them.

The Strategic Plan, enshrined in the SISTEMA MAPFRE Strategic Plan, was approved by the Board of Directors at their February 8th 2005 meeting

These plans are enshrined in the Sistema MAPFRE Strategic Plan which was approved by the Board of Directors at their February 8th 2005 meeting.

During 2004, wideranging work has been carried out to coordinate the configuration of the strategic plans of the various Units and Companies to ensure the greatest possible consistency in their presentation, with respect to both their economic projections and the formulation of their objectives and strategies, thereby simplifying their analysis and follow-up by the highest governing bodies of SISTEMA MAPFRE.

Over fifteen years of experience in using these plans confirm their usefulness as appropriate tools for guiding, planning and coordinating the activities of SISTEMA MAPFRE as a whole.

Management control

In SISTEMA MAPFRE, management control has traditionally been decentralised to the Operating Units and Companies, which autonomously control the development of their respective businesses, albeit under the supervision of the Executive Committee of SISTEMA MAPFRE and the Board of Directors of MAPFRE MUTUALIDAD.

The Financial and Management Control Department of SISTEMA MAPFRE was created in 2002 to refine financial and management control information for SISTEMA MAPFRE as a whole, as well as for its various Units and Companies, to achieve greater consistency in the way it is processed, and to obtain consolidated information for the various holding companies and for SISTEMA MAPFRE as a whole faster and with a greater degree of detail for its governing bodies and for external dissemination.

These objectives have been met fully over the last two years. The FMCD prepares a monthly Financial Report, which contains a wide and consistent set of data on SISTEMA MAPFRE as a whole and on its various Units and Companies which includes revenues, results, balance sheet, management ratios, investments and compliance with the budget and is subject to an ongoing review and enhancement process in order to improve and expand its content.

The monthly Financial Report has a wide distribution among the governing bodies of Sistema and of its various Units and Companies as well as amongst their managers.

In order to promote a wider usage of the information within the organisation, an IT application has been developed in a secure web environment for its administration as well as for the visualisation of reports. This application uses one single database for all the monthly financial information, which allows for great versatility in preparing specific reports, comparative data between years and with the market and budgetary follow-up.

In 2004, special attention has been paid in order to adapt the information to the new territorial structure introduced at the beginning of 2005. In order to accomplish this, a new model has been developed which, using available accounting data for the various companies, generates financial information by geographic segment and branches of business which is extremely useful for the management of the MAPFRE NETWORK at their various levels and for the supervision of their activities by the governing bodies of SISTEMA MAPFRE.



In fiscal year 2004, special attention has been paid in order to adapt the information to the new territorial structure introduced at the beginning of 2005. In order to accomplish this, a new model has been developed which is extremely useful for the management of the MAPFRE NETWORK at their various levels

Also in 2004, the Centre of Expertise for Administrative Projects was created within the FMCD to provide technological support to all companies which have an accounting information system running on SAP platforms. This integration will allow for a better understanding of interactions with the administrative areas of operating companies and will make it possible to develop shared accounting and financial information projects together with the Consolidation and the Management Information and Control Departments.



During 2004, a second release of the risk management software was completed

Risk management

During 2004, work has continued on the definition and implementation of the Risk Management System of SISTEMA MAPFRE (SGR). More extensive information on its main characteristics is provided in the Corporate Governance Report included in this Annual Report. Among the main activities carried out in 2004, the following deserve to be mentioned:

- The completion of the second release of the risk management software.
- The implementation of the operational risks model in six companies (MAPFRE Argentina, MAPFRE Brazil, MAPFRE La Seguridad, MAPFRE Colombia, MAPFRE Puerto Rico y MAPFRE USA).
- Several seminars and courses aimed at introducing the risk management methodology in the various units of SISTEMA MAPFRE.
- The selection of a stochastic model for the assessment of financial and insurance risk and the appointment of an external consulting firm for its implementation in the Reinsurance Operating Unit. The model will be available in the second quarter of 2005 and, in addition to serving as a pilot program for the rest of the entities, it will be compliant with the requirements of the FSA in Great Britain which are applicable to MAPFRE RE's business in that country.

Internal auditing

At the close of the year, the internal auditing structure of CORPORACION MAPFRE consisted of seven Internal Auditing Departments (SAIs) in the General Insurance, Commercial Insurance, Life, America, Reinsurance, Assistance and Health Insurance Operating Units and ten Internal Auditing Units (UAIs) located in the main countries of Latin America and the Philippines, all under the coordination of the General Auditing Department, which reports directly to the Audit Committee of SISTEMA MAPFRE.

Over the course of 2004, a total of 530 audits were carried out, with the following breakdown: 175 in Central Services; 159 in the Territorial Structure; and 45 in subsidiaries. Furthermore, there were 133 special audits and 18 system audits. The reports from the audits, their main conclusions, recommendations and the respective degree of compliance with them were regularly reported to the Audit Committee of CORPORACIÓN MAPFRE.

5,254 hours were devoted to training the internal auditors, both through in-house and external courses, equal to a ratio of 74 hours per auditor per annum.

Over the course of 2004, a total of 530 audits were carried out, 175 in Central Services, 159 in Territorial Structure and 45 in subsidiaries. Furthermore, there were 133 special audits and 18 system audits

The General Auditing Department has reviewed the individual and consolidated Management Reports and Annual Accounts of CORPORACIÓN MAPFRE and has reported on the said documents to the Audit Committee of CORPORACIÓN MAPFRE. The quarterly reports that CORPORACIÓN MAPFRE has submitted to the Spanish National Securities Market Commission (the 'CNMV') and the relevant financial information that have been submitted to the highest governing bodies of SISTEMA MAPFRE have also been reviewed.

It is also worth mentioning that during 2004, the First Systems Auditing Plan has been carried out with the help of PriceWaterhouseCoopers and KPMG. The provisions of the Money Laundering Prevention Regulations have been complied with and the compulsory operations corresponding to the period from January to December 2004 have been reported to the Bank of Spain.

Information technology

As has been pointed out in another section of this report, at the end of 2004, a wide-ranging restructuring was carried out in the Information Technology Department leading to the creation of two Management Areas: Common Services (Technology, Production and Infrastructures), and Coordination and Common Developments.

During 2004, the evolution has continued for the standards and methodology used in the construction of business applications, which have been used in all new developments of the Motor and General Insurance Operating Units and in the TRON 21 project. The latter represents a very significant step forward from a qualitative standpoint, as all Non-life insurance companies in Spain have begun to use one single database for all business applications and one common administrative support. Subsequently, the necessary adaptations to the specific characteristics of the business activity of each company will be made. The first phase of TRON 21 will begin to run in parallel before the end of 2005 and it is expected to enter into full production in spring 2006. Project TRON 21 is based on the insurance application TRONADOR, developed in its various releases by MAPFRE AMÉRICA and used by all the insurance subsidiaries of SISTEMA MAPFRE in the Americas.

Project TRON 21 is based on the insurance application TRONADOR developed in its various releases by MAPFRE AMÉRICA and used by all the insurance subsidiaries of SISTEMA MAPFRE in America

The infrastructure of the EDP centre in Majadahonda has also been updated through the adoption of IBM z/990 central servers that have the capacity to reach 1,938 million instructions per second; the consolidation of UNIX servers in the HP Superdome system has continued, which simplifies the structure and enhances processing power central disk storage; capacity has gone from 42 to 118 Terabytes, by expanding and consolidating storage systems, and two modern robots have been acquired and installed, with adequate capacity to make security copies of data; a backup centre has been arranged for disaster recovery; there has been a notable advancement in server security and in the simplification and improvement of corporate services; MUSINI and MAPFRE FINISTERRE have been integrated into the Majadahonda EDP centre.

In 2004, the old stand-alone terminals in Spain have been replaced entirely by the new Platform for MAPFRE Delegates (PDM), which had more than 2,100 terminals in operation at the end of December 2004. 7 new direct offices, 2 Adjustment and Payment centres and one Multiservicar have been opened in the MAPFRE NETWORK. 300 new workstations have been installed and those used in claims handling and in customer services have continued to be updated with new flat-screen equipment.



MAPFRE web page wins 'Los Favoritos' prize awarded by Expansión.

Within the framework of the SIRED project, the design and production of Commercial Products Catalogue has been completed which serve as a point of support for the implementation of the new structure of the MAPFRE NETWORK

In reference to communications, new improvements have been added to the services for the MAPFRE NETWORK, expanding line capacity in those offices whose activities so required. Furthermore, 1,700 delegated offices have been equipped with new communication lines, within the framework of the new platform of the territorial network (PDM), replacing ISDN lines. These new lines use ADSL technology and significantly improve daily office operations.

In Madrid, a high capacity communications ring has been set up, which connects the main buildings occupied by the headquarters of the various companies. In addition to providing a significant capacity increase, this new service provides greater data communication security among the various central buildings and it is foreseeable that it will also be used for voice communication.

The installation of ISDN lines in direct offices has continued and communication switchboards have been replaced where necessary. This has made it possible to have a direct phone line for every person in nearly all direct offices.

Within the framework of the SIRED Project, which was started last year, a set of basic functions was implemented in May to support sales management, amongst which the Global Customer Position is worthy of special mention. The design and production of Commercial Products Catalogue has been completed which will serve as a point of support for the implementation of the new structure of the MAPFRE NETWORK. A significant advancement has also been made in the design of a Commercial Agenda which allows for the channelling, ordering and administration of sales opportunities and management. It is foreseeable that production will begin in the second quarter of 2005.

In order to support the new structure adopted by the MAPFRE NETWORK, a tool available in the market has been selected and customised, which will make it possible to prepare and monitor sale budgets, taking into account the specific requirements of all the Operating Units which distribute products via the Network.

The infrastructure of the Portals has undergone significant growth with the introduction of an Internet Branch for Corporate Clients, which already offers a wide range of services provided by the various Units and Operating Companies which sell products for this type of clients. Mailboxes and alerts have also been upgraded to improve the level of service provided via the Portal.


MAPFRE
Sistema de gestión comercial
MAPFRE
Sistema de gestión comercial
MAPFRE
Sistema de gestión comercial
Gestiones comerciales mutualidad > Campaña de vencimientos de automóvil

SIRED, technology available to sales network.

Among the projects carried out by the Units and Operating Companies themselves, the following are worthy of special mention:

- The MOTOR INSURANCE OPERATING UNIT has implemented several improvements and updates in its IT systems, among which it is worth noting the creation of a new extranet for intermediaries and providers. All levels of the organisation have been equipped with a new and modern management control tool (SIGAM), which has allowed for the removal of various outdated and inefficient systems. The National Centre for Motor Claims has also been equipped with a new technical infrastructure. Similarly, the centralisation and consolidation of the Claims Processing servers has led to financial as well as operating improvements.

The technological infrastructure which supports Línea MAPFRE Autos has been revamped and extended to the new centre in Ávila, with 60 new operators.

- The GENERAL INSURANCE OPERATING UNIT has developed and implemented PUENTE, a support solution for the business activities related with Brokers; additionally, tariffing and query tools based on mobile devices (PDA) have been developed for the network.

- The LIFE INSURANCE OPERATING UNIT has continued to implement gradually its Technological Evolution Plan as well as the necessary developments for the integration of MUSINI VIDA in the Unit's management procedures.

- The COMMERCIAL INSURANCE OPERATING UNIT has prepared a management information system for its financial and management areas.

- MAPFRE CAJA SALUD has unified its various document management systems and has integrated onto a single platform the IT systems inherited from Caja Madrid IT. The functional analysis for the development of a management information system has been completed.

- The AMERICA OPERATING UNIT has advanced in: its plan to introduce TRONWEB, the currently used version of TRONADOR, in all its subsidiaries; the development and implementation of a common data warehouse to be used as a repository for technical, management and budgetary information; and the implementation of uniform CRM solutions. The plan to undertake the technological revision towards the adoption of TRON21 is underway alongside these projects.

- The ASSISTANCE OPERATING UNIT has implemented the management application AMA in three more subsidiaries and has equipped this application with a Web architecture and new functions. It has also completed the design of a web page for clients and professionals, which will be developed over the next year.



In 2004, special attention has been paid in carrying out an in-depth review of SISTEMA MAPFRE's activities from an environmental point of view



In addition to these projects related to the development of systems, activities have been initiated which aim to improve the awareness and control of IT costs, with the ultimate goal of making consistent comparisons between the Units and Operating Companies of SISTEMA MAPFRE and carrying out benchmarking comparisons with the insurance sector.

Safety and the environment

The Safety and Environment General Management Area of SISTEMA MAPFRE has continued to develop the forecasts of the Framework Safety Plan, which was updated in 2004. During the year, security systems were installed in all the direct offices and part of the delegated ones while also improving burglar security systems. A new optimisation of security services has been carried out to reduce costs.

During the year, a Security Plan for the Information of SISTEMA MAPFRE has been drafted with the help of a distinguished consultancy firm in order to improve on the present security levels and ensure the privacy, confidentiality and availability of Information. This Plan has been approved by the governing bodies of SISTEMA MAPFRE at the end of 2004 and its implementation has begun.

In 2004, special attention has been paid in carrying out an in-depth review of SISTEMA MAPFRE's activities from an environmental point of view, with the aim to propose to the governing bodies of SISTEMA MAPFRE *an action plan that would place* MAPFRE *in a leading position in terms of* respect for and protection of the environment.

Communication and image

During 2004, special attention was given to promoting and co-ordinating internal and external communications, with the following achievements being worthy of special mention:

- Relations with and response to the media were improved, with 64 press releases and replies to a total of 533 information queries. At the same time, a press room was created in the MAPFRE Portal, which will be presented to the media in the first quarter of 2005. This tool provides for ongoing contact with the media, facilitating access to an organised file of: the Group's press releases; presentations, relevant information and the most significant conferences; graphic, promotional and advertising material, both corporate and relating to products.

A "Press room" was created in the MAPFRE Portal which will be presented to the media during the first quarter of 2005

- The updating process of MUNDO MAPFRE, the institutional magazine of SISTEMA MAPFRE, to whose editing the main Units, Companies and Foundations of SISTEMA MAPFRE contribute, has continued. There were four editions in 2004 plus a separate special edition devoted to presenting the 2003 results and the 2004 General Meetings, which were distributed in printed format and over the Intranet to all directors and employees of SISTEMA MAPFRE. The average print run was 22,000 copies per edition. Additionally, a process directed at coordinating and improving the internal publications of the various Units and companies has begun, being it worth mentioning the redesign of the magazine MAPFRE FAMILIAR, which is directed at the MAPFRE NETWORK and the design currently underway for inserts with institutional information from each country for EL MUNDO DE MAPFRE publication.


MAPFRE.
UNA EMPRESA POTENTE Y SÓLIDA.
EL MEJOR COMPAÑERO DE VIAJE.
Somos la aseguradora líder del mercado español y una de las principales entidades financieras. Y de nuevo, se lo comunicamos a nuestros clientes, el principal activo de nuestra compañía.
Haciéndoles partícipes de nuestro trabajo y nuestra filosofía. Y transmitiéndoles que nuestro trabajo es resolver sus preocupaciones y problemas, que ellos sólo necesitan elegir su camino, sea cual sea, y que nosotros estaremos ahí para que sólo tengan que disfrutarlo.
Hoy es buen día para comenzar a andar. Y a cada paso nos movemos todos. Porque lo importante del camino que recorres, lo más importante, es vivir.
MAPFRE
El camino de tu vida.

In 2004, a new MAPFRE institutional advertising campaign was designed

- This communication effort has been supplemented by the use of the Internal Portal as a vehicle for distributing important news, with 250 pieces of news being distributed through it. As a result of the success of this channel and of the increasing demand for the publication of news through it, during mid October the space assigned to it in the Internal Portal was doubled making possible the simultaneous distribution of two daily pieces of news when the needs of the organisation so require.

The introduction of the new corporate identity of MAPFRE has continued. At year end, its application to stationery, operating documentation and advertising has practically finalised and it is now planned to be gradually introduced in office and building signs.

A new MAPFRE institutional advertising campaign based on the slogan 'Maybe one day we can insure everything!' was carried out at the beginning of 2004 saw, with extensive broadcasting on national and regional television channels. The effectiveness of this campaign is reflected in the following information from the omnibus survey carried out by ICEA for the insurance sector:

- MAPFRE is the leading company in the insurance sector in terms of 'spontaneous awareness', with 68.6% of those questioned spontaneously mentioning the brand name, more than thirty percentage points ahead of the next insurance company.

- In terms of 'suggested awareness' MAPFRE is known by 98.1% of those questioned.

- During the 2004 advertising campaign, the MAPFRE brand ranked third in terms of public awareness in the financial institutions and insurance companies sector.

During the last quarter of 2004 a competitive process to award MAPFRE's 2005 – 2007 Institutional Advertising Campaign was organised, in which the top advertising agencies and media purchasing centres participated. This new campaign, based on the slogan "The path of your life" has been broadcasted on TV between 14 January and 27 February 2005 and has been strengthened with the insertion of adverts in newspapers and economic publications and with a campaign specifically for the internet in general information portals and online newspapers.

MAPFRE is the leading company in the insurance sector in terms of 'spontaneous awareness'

EXTERNAL AUDITING

Ernst & Young audited the annual accounts of CORPORACIÓN MAPFRE and those of its main consolidated subsidiaries for fiscal year 2004. The External Auditors were paid € 1,732,583 for the services rendered in connection with the audit of such accounts; furthermore, they received payments of € 640,854 for services related with the audit of the annual accounts and of € 208,806 for other complementary services. Neither of the latter two payments is deemed to compromise the independence of the auditors.

ADOPTION OF IFRS

In accordance with European Parliament and Council Regulation (EC)1606/2002 dated 19 July and Act 62/2003 dated 30 December, from 1 January 2005 MAPFRE MUTUALIDAD y CORPORACION MAPFRE must prepare their consolidated annual accounts under International Financial Reporting Standards (IFRS). Therefore, during 2004 the necessary preparatory work for the implementation of said standards was carried out. For this purpose, the governing bodies of SISTEMA MAPFRE have adopted the necessary decisions to determine the criteria to be applied, among which the following must be noted:

- Use of the historical cost model for real estate and investment property valuation.

- No recognition of financial costs related to the acquisition of real estate until it commences operating.

- Adoption of the direct method for the preparation of the Cash Flow Statement.

- Definition of the following primary segments (by branch of business) and secondary segments (geographical):

Primary:	Secondary:
• Non-Life • Life • Reinsurance • Asset Management and other activities	• Spain • Other countries of the European Union Countries • America • Other Countries

In the development of the IFRS conversion process, the accounting impacts deriving from their introduction and those related with the various affected processes, among them those related to IT applications, are being analysed. This has implied a significant technological update of the applications used to consolidate the accounts and an increase of available options for users, which guarantee its operation and a better coverage of information needs.

The final accounting impacts, which will depend, among others, on the new standards or final interpretations adopted by the European Union, will be detailed in the 2005 consolidated information.

SUBSEQUENT EVENTS

After the close of fiscal year 2004, CORPORACIÓN MAPFRE acquired shares equivalent to 15.2% of the share capital of MIDDLESEA INSURANCE (Malta) thereby raising its shareholding in this company to 20.7%. This transaction is part of an agreement between the MIDDLESEA GROUP and MAPFRE, by virtue of which MIDDLESEA INSURANCE will acquire the 39% shareholding in PROGRESS ASSICURAZIONI (Italy) owned by CORPORACIÓN MAPFRE. The balance of these two transactions will imply a net outlay of approximately € 5 million for CORPORACIÓN MAPFRE.

TARGETS

Following up from its targets published in previous year, CORPORACIÓN MAPFRE has defined as follows its targets for fiscal year 2005:

- In general terms, to achieve in Non-Life insurance growth rates 20% higher than those obtained by the market.
- Increase funds under management in Life insurance and long-term savings products by 10% more than the growth rate of this business line in Spain.
- Maintain a combined ratio equal to or lower than 97% in the Non-Life insurance and reinsurance business.
- Improve further the expense ratios to premiums (Non-Life insurance) and to funds under management (Life insurance and savings).
- Increase earnings per share.

he favourable performance of the stock exchanges makes its foreseeable to maintain the sales of savings products linked to the equity market.



Image of public attendance at CORPORACIÓN MAPFRE and MAPFRE MUTUALIDAD general meetings



Consolidated annual accounts 2004



CONSOLIDATED BALANCE SHEET AS AT 31 DECEMBER 2004 AND 2003

Assets		2004		2003	
A	**SHAREHOLDERS, UNCALLED CAPITAL**				--
B	**INTANGIBLE ASSETS AND START-UP EXPENSES**		**539,688**		**547,706**
	I. Start-up expenses		**17,869**		**9,360**
	1.) Incorporation expenses	111		2	
	2.) Start-up expenses	4,936		3,617	
	3.) Capital increase expenses	12,822		5,741	
	II. Intangible fixed assets		**512,289**		**536,644**
	1.) Portfolio acquisition expenses	15,352		17,977	
	2.) Other intangible fixed assets	232,363		128,455	
	3.) Accumulated depreciation (to be deducted)	(79,217)		(66,139)	
	4.) Goodwill				
	Of companies consolidated by full or proportional integration	334,216		443,237	
	Of companies consolidated by the equity method	9,575		13,114	
	III. Deferred expenses		**9,530**		**1,702**
	1.) Advanced commissions and acquisition related expenses	4,877		--	
	2.) Other expenses	4,653		1,702	
C	**INVESTMENTS**		**16,065,958**		**14,736,492**
	I. Tangible investments		**638,761**		**527,741**
	1.) Land and buildings	684,992		596,103	
	2.) Other tangible investments	31,996		14,345	
	3.) Advances and tangible investments in progress	27,544		5,855	
	4.) Accumulated depreciation (to be deducted)	(103,304)		(86,434)	
	5.) Reserves (to be deducted)	(2,467)		(4,128)	
	II. Financial investments in subsidiaries and associated companies		**2,375**		**3,986**
	1.) Shares in subsidiaries	121		232	
	2.) Shares in associated companies	43		21	
	3.) Other investments	2,213		3,733	
	5.) Reserves (to be deducted)	(2)		--	
	III. Financial investments recorded by equity method		**261,816**		**251,822**
	1.) Financial investments in cos. consolidated by equity method				
	Shares and other interest in cos. consolidated by equity method	265,565		266,090	
	Uncalled capital (to be deducted)	(5,038)		(15,963)	
	Loans to companies recorded by equity method	1,289		1,695	
	IV. Other financial investments		**15,046,535**		**13,881,656**
	1.) Financial investments in capital	304,345		201,115	
	2.) Uncalled capital (to be deducted)	(7)		(9)	
	3.) Fixed-income securities	12,969,680		11,410,628	
	4.) Index-linked securities	46,117		31,416	
	5.) Mortgage loans	8,953		11,379	
	6.) Other loans and advances on policies	190,902		235,169	
	7.) Investment fund units	759,103		699,587	
	8.) Deposits held with credit institutions	573,428		532,936	
	9.) Other financial investments	214,970		785,206	
	10.) Reserves (to be deducted)	(20,956)		(25,771)	
	V. Deposits for accepted reinsurance		**116,471**		**71,287**
D	**INVESTMENTS ON ACCOUNT OF LIFE POLICY HOLDERS ASSUMING INVESTMENT RISK**		**361,141**		**446,101**
D (bis)	**PARTICIPATION BY REINSURANCE IN TECHNICAL RESERVES**		**1,166,438**		**1,041,316**
	I.) Provisions for unearned premiums		**475,393**		**385,580**
	II.) Provision for life insurance		**9,570**		**5,382**
	III.) Provision for outstanding claims		**681,475**		**650,354**
	IV.) Other technical reserves		--		--

(Continued on following page)

(Continued from previous page)

E	**CREDITS**		**1,328,174**		**1,219,420**
	I. Credits on direct insurance operations		**921,149**		**843,207**
	1.) Insurance policy holders	931,916		844,796	
	2.) Provisions for premiums pending collection (to be deducted)	(34,018)		(31,675)	
	3.) Brokers	31,201		36,363	
	4.) Provisions (to be deducted)	(7,950)		(6,277)	
	II. Credits on reinsurance operations		**190,811**		**175,892**
	III. Credits on coinsurance operations		**22,242**		**20,313**
	IV. Shareholders, called capital		**--**		**--**
	V. Tax, corporate and other credits		**210,485**		**194,671**
	VI. Provisions (to be deducted)		**(16,513)**		**(14,663)**
F	**OTHER ASSETS**		**962,715**		**604,225**
	I. Tangible fixed assets		**81,357**		**72,468**
	1.) Fixed assets	214,445		189,012	
	2.) Accumulated depreciation (to be deducted)	(133,069)		(116,518)	
	3.) Provisions (to be deducted)	(19)		(26)	
	II. Cash held with credit institutions, cheques and cash on hand		**856,370**		**502,662**
	III. Other assets		**25,028**		**29,260**
	IV. Provisions (to be deducted)		**(40)**		**(165)**
G	**ACCRUALS**		**582,314**		**479,094**
	I. Interest accrued and not yet due		**263,505**		**237,997**
	II. Premiums accrued and not issued		**8,132**		**3,451**
	III. Other accrual accounts		**7,212**		**6,660**
	IV. Commissions and other acquisition expenses		**303,465**		**230,986**
	TOTAL ASSETS		21,006,428		19,074,354

Figures in EUR 000s

CONSOLIDATED BALANCE SHEET AS AT 31 DECEMBER 2004 AND 2003

Liabilities			2004		2003
A	**CAPITAL AND RESERVES**		**1,671,345**		**1,088,468**
	I. Subscribed capital or mutual fund		**119,450**		**90,782**
	II. Share premium		**18,439**		**18,439**
	III. Revaluation reserves		**--**		**--**
	IV. Reserves		**1,298,156**		**779,341**
	1.) Legal reserve	23,890		18,187	
	2.) Voluntary reserves	855,840		389,666	
	3.) Special reserves	153		153	
	4.) Other reserves	113,519		91,151	
	5.) Reserves in consolidated companies				
	Reserves in companies consolidated by full or proportional integration	661,502		595,440	
	Reserves in companies consolidated by the equity method	15,546		11,201	
	6.) Translation differences				
	Of companies consolidated by full or proportional integration	(369,391)		(324,312)	
	Of companies consolidated by the equity method	(2,903)		(2,145)	
	V. Results from previous years pending application		**88,193**		**78,590**
	1.) Brought forward	88,193		78,590	
	VI. Profit and Loss attributable to Controlling Company		**147,107**		**121,316**
	1.) Consolidated Profit and Loss	284,961		228,169	
	2.) Profit and Loss attributable to minority shareholders	(102,019)		(86,881)	
	3.) Interim dividend paid in year (to be deducted)	(35,835)		(19,972)	
A (bis)	**MINORITY INTERESTS**		**731,408**		**675,733**
A (ter)	**DEFERRED INCOME**		**16,449**		**12,363**
	1.) Positive foreign currency differences	10,621		8,470	
	2.) Commissions and other management expenses on ceded reinsurance	687		888	
	3.) Deferred income on disposal of fixed-income securities	2,086		--	
	4.) Negative consolidation difference				
	Of companies consolidated by full or proportional integration	2,416		2,366	
	Of companies consolidated by the equity method	639		639	
B	**SUBORDINATED LIABILITIES**		**--**		**--**
C	**TECHNICAL RESERVES**		**16,180,870**		**14,883,594**
	I. Reserves for unearned premiums and for unexpired risks		**1,808,398**		**1,501,333**
	II. Reserves for life insurance		**11,791,545**		**11,133,490**
	1.) Reserves for unearned premiums and for unexpired risks	81,642		61,421	
	2.) Mathematical reserves	11,709,903		11,072,069	
	III. Reserves for outstanding claims		**2,245,231**		**1,974,127**
	IV. Reserves for profit sharing and returns		**35,383**		**30,487**
	V. Equalisation reserves		**103,759**		**72,049**
	VI. Other technical reserves		**196,554**		**172,108**
D	**TECHNICAL RESERVES RELATING TO LIFE INSURANCE WHEN INVESTMENT RISK IS ASSUMED BY POLICY HOLDERS**		**361,141**		**446,101**
E	**PROVISIONS FOR RISKS AND EXPENSES**		**111,510**		**111,503**
	I. Provision for pensions and similar obligations		**2,221**		**5,296**
	II. Provision for taxes		**36,630**		**34,637**
	III. Provision for payments of liquidation agreements		**2,623**		**2,743**
	IV. Other provisions		**70,036**		**68,827**

(Continued on following page)

(Continued from previous page)

F	**DEPOSITS RECEIVED ON CEDED REINSURANCE**		**147,724**		**112,068**
G	**DEBT**		**1,636,204**		**1,633,589**
	I. Due on direct insurance operations		**326,482**		**293,369**
	1.) Due to policy holders	88,266		77,220	
	2.) Due to brokers	19,385		23,925	
	3.) Conditioned debt	218,831		192,224	
	II. Due on reinsurance operations		**235,216**		**217,257**
	III. Due on coinsurance operations		**28,888**		**17,851**
	IV. Loans		**275,000**		**275,000**
	V. Due to credit institutions		**78,049**		**160,150**
	1.) Debt on financial leases	2,772		2,513	
	2.) Other debt	75,277		157,637	
	VI. Due on transactions in preparation of insurance contracts		**104,531**		**46,002**
	VII. Due on repos of assets		**--**		**--**
	VIII. Other debt		**588,038**		**623,960**
H	**ACCRUALS**		**149,777**		**110,935**
	TOTAL LIABILITIES		**21,006,428**		**19,074,354**

Figures in EUR 000s

CONSOLIDATED PROFIT AND LOSS ACCOUNT AS AT 31 DECEMBER 2004 AND 2003

	I. Technical account non life insurance		2004		2003
I.1	**Earned premiums, net of reinsurance**		**3,207,167**		**2,745,277**
	a) Premiums written		**4,391,066**		**3,595,111**
	a.1.) Direct insurance	3,613,276		3,002,499	
	a.2.) Accepted reinsurance	783,880		596,917	
	a.3.) Variation in reserve for outstanding premiums	(6,090)		(4,305)	
	b) Premiums from ceded reinsurance		**(932,092)**		**(665,053)**
	c) Variation in reserve for unearned premiums and risks in progress		**(352,035)**		**(213,481)**
	c.1.) Direct insurance	(229,035)		(152,310)	
	c.2.) Accepted reinsurance	(123,000)		(61,171)	
	d) Variation in reserve for unearned premiums, ceded reinsurance		**100,228**		**28,700**
I.2	**Income from investments**		**244,439**		**264,470**
	a) Income from tangible investments		**8,814**		**8,276**
	b) Income from financial investments		**220,709**		**219,110**
	c) Adjustments to the value of investments		**2,230**		**13,724**
	c.1.) Tangible investments	45		558	
	c.2.) Financial investments	2,185		13,166	
	d) Profits on realised investments		**12,686**		**23,360**
	d.1.) Tangible investments	1,044		1,319	
	d.2.) Financial investments	11,642		22,041	
I.3	**Other technical income**		**10,025**		**6,107**
I.4	**Claims incurred, net of reinsurance**		**2,116,812**		**1,826,716**
	a) Claims paid		**1,723,209**		**1,571,875**
	a.1.) Direct insurance	1,761,295		1,530,344	
	a.2.) Accepted reinsurance	337,894		321,644	
	a.3.) Ceded reinsurance	(375,980)		(280,113)	
	b) Variation in reserve for claims		**260,109**		**140,731**
	b.1.) Direct insurance	267,974		130,881	
	b.2.) Accepted reinsurance	30,133		(15,576)	
	b.3.) Ceded reinsurance	(37,998)		25,426	
	c) Claims handling expenses		**133,494**		**114,110**
I.5	**Variation in other technical reserves, net of reinsurance**		**32,065**		**35,142**
I.6	**Sharing in profits and returns**		**2,405**		**2,274**
	a) Claims and expenses on sharing in profits and returns		**3,241**		**2,340**
	b) Variation in the provision for sharing in profits and returns		**(836)**		**(66)**
I.7	**Net operating expenses**		**828,253**		**732,034**
	a) Acquisition expenses		**804,993**		**701,223**
	b) Administration expenses		**156,209**		**140,870**
	c) Commissions and participation in ceded and retroceded reinsurance		**(132,949)**		**(110,059)**
I.8	**Variation in the equalisation reserve**		**31,707**		**31,368**
I.9	**Other technical expenses**		**53,449**		**59,040**
	a) Variation in reserves for insolvencies		**(3,832)**		**5,088**
	b) Variation in reserves for depreciation of fixed assets		**204**		**--**
	c) Variation in claims on claim liquidation agreements		**(828)**		**440**
	d) Others		**57,905**		**53,512**
I.10	**Expenses on investments**		**83,814**		**90,505**
	a) Investment management expenses		**73,354**		**75,489**
	a.1.) Expenses on investments and financial accounts	68,490		70,713	
	a.2.) Expenses on tangible investments	4,864		4,776	
	b) Adjustments to the value of investments		**7,299**		**6,270**
	b.1.) Depreciation tangible investments	3,199		2,907	
	b.2.) Provisions for tangible investments	29		878	
	b.3.) Provisions for financial investments	4,071		2,485	
	c) Losses from investments		**3,161**		**8,746**
	c.1.) From tangible investments	465		1,469	
	c.2.) From financial investments	2,696		7,277	
I.11	**Sub total (Result of the Non Life technical account)**		**313,126**		**238,775**

Figures in EUR 000s

CONSOLIDATED PROFIT AND LOSS ACCOUNT AS AT 31 DECEMBER 2004 AND 2003

II. Technical account life insurance			2004		2003
II.1	Earned premiums, net of reinsurance		1,934,964		1,665,031
	a) Premiums written		2,025,317		1,715,379
	a.1.) Direct insurance	1,944,503		1,682,104	
	a.2.) Accepted reinsurance	78,968		33,301	
	a.3.) Variation in reserve for outstanding premiums	1,846		(26)	
	b) Premiums from ceded reinsurance		(75,412)		(42,682)
	c) Variation in reserve for unearned premiums and risks in progress		(20,125)		(1,917)
	c.1.) Direct insurance	(1,430)		5,766	
	c.2.) Accepted reinsurance	(18,695)		(7,683)	
	d) Variation in reserve for unearned premiums, ceded reinsurance		5,184		(5,749)
II.2	Income from investments		844,036		704,817
	a) Income from tangible investments		22,326		21,751
	b) Income from financial investments		774,272		620,392
	c) Adjustments to the value of investments		6,005		21,840
	c.1.) Tangible investments	223		11	
	c.2.) Financial investments	5,782		21,829	
	d) Profits on realised investments		41,433		40,834
	d.1.) Tangible investments	2,539		--	
	d.2.) Financial investments	38,894		40,834	
II.3	Unrealised gains from investments		18,699		24,932
II.4	Other technical income		520		136
II.5	Claims incurred, net of reinsurance		1,780,101		1,255,134
	a) Claims paid		1,761,223		1,230,418
	a.1.) Direct insurance	1,769,390		1,239,510	
	a.2.) Accepted reinsurance	34,240		19,017	
	a.3.) Ceded reinsurance	(42,407)		(28,109)	
	b) Variation in reserve for claims		12,095		19,175
	b.1.) Direct insurance	4,914		17,117	
	b.2.) Accepted reinsurance	10,597		(428)	
	b.3.) Ceded reinsurance	(3,416)		2,486	
	c) Claims handling expenses		6,783		5,541
II.6	Variation in other technical reserves, net of reinsurance		532,173		727,786
	a) Reserves for life insurance		617,133		856,377
	a.1.) Direct insurance	612,214		848,584	
	a.2.) Accepted reinsurance	4,001		(2,124)	
	a.3.) Ceded reinsurance	918		9,917	
	d) Reserves for life insurance when investment risk is assumed by holders		(84,960)		(128,591)
II.7	Sharing in profits and returns		30,860		23,357
	a) Claims and expenses on sharing in profits and returns		25,101		22,467
	b) Variation in the reserve for sharing in profits and returns		5,759		890
II.8	Net operating expenses		126,236		103,051
	a) Acquisition expenses		124,386		102,698
	b) Variation in the amount of deferred acquisition expenses		--		--
	c) Administration expenses		30,585		28,747
	d) Commissions and participation of ceded and retroceded reinsurance		(28,735)		(28,394)
II.9	Expenses on investments		209,084		168,603
	a) Management expenses on investments		199,220		138,105
	a.1.) Expenses from investments and financial accounts	191,550		130,503	
	a.3.) Expenses from tangible investments	7,670		7,602	
	b) Adjustments to the value of investments		4,795		9,436
	b.1.) Depreciation tangible investments	3,570		3,393	
	b.2.) Provisions for tangible investments	--		--	
	b.3.) Provisions for financial investments	1,225		6,043	
	c) Losses from investments		5,069		21,062
	c.1.) From tangible investments	245		462	
	c.2.) From financial investments	4,824		20,600	
II.10	Unrealised losses on investments		153		50
II.11	Other technical expenses		15,325		12,712
II.12	Sub total (Result of the Life technical account)		104,287		104,223

Figures in EUR 000s

CONSOLIDATED PROFIT AND LOSS ACCOUNT AS AT 31 DECEMBER 2004 AND 2003

III. Non technical account			2004		2003
III.1	Result of the Non Life technical account		313,126		238,775
III.2	Result of the Life technical account		104,287		104,223
III.3	Income from Life investments		121,219		103,845
	a) Income from tangible investments		6,839		6,230
	b) Income from financial investments		63,738		60,700
	c) Positive translation results		666		213
	d) Profit sharing of companies consolidated by the equity method		36,424		30,597
	e) Adjustments to the value of investments		4,489		2,593
	f) Profits from realised investments		9,063		3,512
III.3 (bis)	Reversion of negative consolidation differences		--		--
III.3 (ter)	Monetary correction – positive result		33		179
III.4	Expenses from investments		91,802		80,735
	a) Investment management expenses		46,984		42,618
	a.1.) Expenses from investments and financial accounts	44,641		40,309	
	a.3.) Expenses from tangible investments	2,343		2,309	
	b) Adjustments to the value of investments		5,223		5,695
	b.1.) Depreciation of tangible investments	911		1,749	
	b.2.) To provisions for tangible investments	25		26	
	b.3.) To provisions for financial investments	4,287		3,920	
	c) Expenses from investments in companies recorded by equity method		3,265		5,475
	d) Negative translation results		122		--
	e) Losses from investments		4,086		1,347
	f) Amortisation of consolidation goodwill		32,122		25,600
III.4 (bis)	Monetary correction – negative result		12,821		11,101
III.5	Other income		116,316		75,767
	a) Profits on disposal of shares in companies consolidated by full or proportional integration		--		--
	b) Profits on disposal of shares recorded by the equity method		--		260
	c) Profits on transactions with Controlling Company's shares and with Group financial liabilities		--		--
	d) Other non technical income		116,316		75,507
III.6	Other expenses		145,634		97,004
	a) Losses on disposal of shares in companies consolidated by full or proportional integration		--		--
	b) Losses on disposal of shares recorded by the equity method		--		--
	c) Losses on transactions with Controlling Company's shares and with Group financial liabilities		--		--
	d) Other non technical expenses		145,634		97,004
III.7	Extraordinary income		10,487		10,378
III.8	Extraordinary expenses		11,829		23,730
III.9	Tax on profits		118,421		92,428
III.10	Result for the year		284,961		228,169
	a) Result attributable to minority shareholders		102,019		86,881
	b) Result of the year attributable to the controlling company		182,942		141,288

Figures in EUR 000s

Annual Report

1 GENERAL OVERVIEW ON THE COMPANY AND ITS ACTIVITY

CORPORACIÓN MAPFRE, S.A. (hereinafter the "Controlling Company" or "CORPORACIÓN MAPFRE") is a public limited company engaged in securities investments, parent of a number of controlled companies engaged in insurance in its various branches, both Life and Non Life, services, finance, securities and real estate investment and technical management activities.

The definition of the consolidatable group has been established in accordance with Royal Decree Act 6/2004, of 29 October, approving the consolidated text of the Act on Disposition and Supervision of Private Insurance, and with Royal Decree 2486/1998, of 20 November.

CORPORACIÓN MAPFRE is, in turn, subsidiary of MAPFRE MUTUALIDAD de Seguros y Reaseguros a Prima Fija (hereinafter "MAPFRE MUTUALIDAD") and forms part of SISTEMA MAPFRE, consisting of MAPFRE MUTUALIDAD and several companies engaged in insurance, financial, securities, real estate and services activities.

The scope of activity of the Controlling Company and its subsidiaries includes Spain, European Economic Area countries, and other countries.

Its corporate domicile is located in Madrid, Paseo de Recoletos, 25.

In Spain, SISTEMA MAPFRE is structured as follows:

a) Central Services

These concentrate the technical and administrative functions of insurance management, the creation of new products, the preparation and development of marketing campaigns, as well as the provision of new commercial distribution networks for territorial offices.

b) MAPFRE Network

The extensive and growing territorial network of SISTEMA MAPFRE (MAPFRE NETWORK) is divided into 22 geographical divisions, or Sub-centrals, where marketing activities, as well as operating and administrative activities, are coordinated and promoted.

The new territorial structure model, which started to operate in 2004, has been implemented generally with effect 1st January 2005. As a result, the MAPFRE NETWORK is structured, from the said date, in forty territorial management centres, grouped around seven Territorial General Management Centres.

The MAPFRE NETWORK consists of the following elements:

- Direct Offices: these are serviced by staff from MAPFRE MUTUALIDAD and its subsidiaries, and essentially carry out marketing tasks, issuance of policies, attention to the public, and support to the agents' network.

- Delegate Offices: they are SISTEMA MAPFRE offices serviced by a fully captive agent; their work focuses virtually on the sale of MAPFRE MUTALIDAD's and its controlled companies' products.

- Agents: SISTEMA MAPFRE has a high number of commission agents, who act as brokers in the writing of transactions by virtue of cooperation agreements. Irrespectively of this, SISTEMA MAPFRE holds relationships with a large number of Insurance Brokers who contribute transactions, and also distributes through the branch offices of CAJA MADRID, a major Spanish credit institution, with which it has a corporate alliance in place.

The controlled companies have adapted their internal structure and distribution systems to the peculiarities of the markets where they are active.

2 SUBSIDIARIES AND ASSOCIATED COMPANIES

Subsidiaries and associated companies included in the consolidation are identified and their details are given in the table of shareholdings forming an integral part of this annual report as Appendix 1. The said appendix provides a breakdown of the controlled companies included in the consolidation as fully consolidated and those consolidated by the equity method, indicating also *which associated companies have been consolidated by the equity method.*

The equity method procedure has been chosen when subsidiaries have activities sufficiently different so as to consider that their inclusion would prove contrary to the information purpose of the consolidated annual accounts, as well as for those controlled companies excluded from the consolidatable group pursuant to article 20.3 of Royal Decree Act 6/2004, in accordance with the provisions on formulation of accounts by insurance companies consolidated groups. In order to provide further information and clarify the effect that the chosen option has on the financial situation of the consolidated group, Appendix 2 is attached, containing a summary on the networth position and results of MAPFRE Inversión Sociedad de Valores and its subsidiaries.

The configuration of companies as subsidiaries or controlled companies is determined, respectively, by the controlling company holding a majority of voting rights, directly or through subsidiaries, and by its ownership of at least 20% in the share capital in the case of unlisted companies (10% for insurance companies), or 3% in listed companies.

The annual accounts of controlled companies used for consolidation purposes correspond to the 2004 fiscal year, closed on 31 December of the said year.

3 BASES OF PRESENTATION OF THE CONSOLIDATED ANNUAL ACCOUNTS

a) True and fair image

The true and fair image results from the application of the legal provisions on accounting matters, and the Directors have not considered it necessary to include any supplementary information.

b) Accounting principles

The consolidated annual accounts have been prepared in accordance with the accounting principles and policies established in the Accountancy Plan for Insurance Companies (hereinafter, the "Plan").

The following companies restated all the elements of their tangible fixed assets and tangible investments, pursuant to Royal Decree-Act 7/1996, of 7 June:

- MAPFRE SEGUROS GENERALES Compañía de Seguros y Reaseguros, S.A. (hereinafter "MAPFRE SEGUROS GENERALES").
- MAPFRE GUANARTEME Compañía de Seguros Generales y Reaseguros de Canarias, S.A. (hereinafter "MAPFRE GUANARTEME").
- MUSINI Sociedad Anónima de Seguros y Reaseguros (hereinafter "MUSINI").

The effect of said restatement is described in notes 6.3, 6.4 and 6.9 of this report.

c) Comparison of information

There are no reasons preventing from comparing the year's annual accounts with those of the preceding year.

d) Changes in the Consolidation perimeter

Appendix 1 identifies the companies that were incorporated into the consolidation perimeter in this fiscal year, showing also information on their networth and results. The following sections detail the changes occurred in the contents of the said appendix. The overall effect of these changes on the consolidatable group's networth, financial situation and results in 2004 with respect to the preceding year is described in the relevant notes to this annual report.

○ **Change of corporate name**

The entities detailed in the said appendix have changed their corporate name as follows:

Former name	New name
MAPFRE USA CORPORATION	MAPFRE PRAICO CORPORATION
QUAVITAE, S.A.	MAPFRE QUAVITAE S.A.
PUERTO RICAN AMERICAN INSURANCE COMPANY	MAPFRE PRAICO INSURANCE COMPANY
PUERTO RICAN AMERICAN LIFE INSURANCE COMPANY	MAPFRE LIFE INSURANCE COMPANY
PREFERRED RISK INSURANCE COMPANY	MAPFRE PREFERRED RISK INSURANCE COMPANY
PAN AMERICAN INSURANCE COMPANY	MAPFRE PAN AMERICAN INSURANCE COMPANY
INVERSIONES MAPFRE CHILE RE S.A.	MAPFRE CHILE REASEGUROS S.A.
SEGESYMED S.L. SOCIEDAD UNIPERSONAL	SEGESYMED S.A. SOCIEDAD UNIPERSONAL
GESMUSINI CARTERAS S.G.C. S.A. SOCIEDAD UNIPERSONAL	GESMUSINI GESTIÓN S.A. SOCIEDAD UNIPERSONAL
PUERTO RICAN AMERICAN LIFE FINANCIAL SERVICES CO.	MAPFRE LIFE FINANCIAL SERVICES CO.

o Changes in the consolidation method or procedure

1. The following companies, acquired in the year and which did not form part of the consolidation perimeter in the previous year, have been fully consolidated:
   - QUAVITAE BALEARES S.A. (Spain)
   - QUAVITAE BIZI-KALITATE S.L. (Spain)
   - SERVEIS INTEGRALS PER A L´AUTONOMIA S.A. (Spain)
   - ELIPSE CANARIAS S.A. (Spain)

2. The following companies have been consolidated by the equity method:
   - MELIÁ TOUR (Spain)
   - ROAD CHINA ASSISTANCE (China)

3. As a consequence of the commencement of activity or increased shareholding in the year, the following companies, which in the previous year were consolidated by the equity method, have been fully consolidated this year:
   - MAPFRE LIFE INSURANCE COMPANY (Puerto Rico)
   - MAPFRE ASISTENCIA ORO S.A. (Spain)
   - MAPFRE QUAVITAE S.A. (Spain)
   - BIOINGENIERIA ARAGONESA S.L. (Spain)

4. The following companies, which did not form part of the consolidation perimeter in the previous year, have been consolidated by proportional integration:
   - AZUL CENTROS RESIDENCIALES S.A. (Spain)
   - PROVITAE CENTROS ASISTENCIALES S.L. (Spain)

5. During the 2004 fiscal year, the following companies ceased to be controlled or associated companies due to the following reasons:

a) Sale to MAPFRE MUTUALIDAD:

- MAPFRE USA CORPORATION (United States)
- AMSTAR INSURANCE COMPANY (United States)
- AMSTAR MANAGEMENT COMPANY (United States)
- MAP HOLDING (United States)
- M&F PREMIUM FINANCE (United States)
- MAPFRE INSURANCE COMPANY OF FLORIDA (United States)

b) Winding-up:

- SOCIEDAD CONSTRUCTORA Y DE INVERSIONES MARTÍN ZAMORA LTD. (Chile)
- COMPAÑÍA NACIONAL DE RENTAS S.A. (Chile)
- INMOBILIARIA CONDOMINIO PARQUE ZAPALLAR S.A. (Chile)
- MAPFRE SOFT AMÉRICA S.A. (Uruguay)
- ADS MAPFRE-CAJAMADRID A.I.E. (Spain)

c) Take-over by another Group company, by merger or winding-up with overall assignment of assets and liabilities:

- MAPFRE FINISTERRE S.A. COMPAÑÍA DE SEGUROS Y REASEGUROS (Spain), hereinafter MAPFRE FINISTERRE; taken over by MAPFRE SEGUROS GENERALES.
- ORIENTE S.A. COMPAÑÍA DE SEGUROS SOCIEDAD UNIPERSONAL (Spain), hereinafter ORIENTE; taken over by MAPFRE SEGUROS GENERALES.
- CANADAN LIFE INSURANCE COMPANY (Puerto Rico), taken over by MAPFRE LIFE INSURANCE COMPANY.
- CITEREA S.L. (Spain), taken over by VIAJES MAPFRE S.A.

o Adjustments to the opening balance

The columns of adjustments to the opening balance appearing in the various tables of this report include the changes occurred as a result of changes in the consolidation method or procedure applied, and of the application of a different exchange rate for the translation of figures corresponding to overseas subsidiaries.

Variations in the technical reserves recorded on the profit and loss account differ from those obtained by difference in the balance sheet balances of the present and previous fiscal year, as a result of changes occurred in the consolidation perimeter and of the application of a different exchange rate for the translation of figures in the case of overseas subsidiaries.

e) Significant transactions between Group companies

Notes 6.17 and 6.18 of this report, as well as the specific notes on balance sheet items that may be affected, offer a breakdown of significant transactions between Group companies.

f) Criteria for the imputation of revenues and expenses

Financial income and expenses imputable to the Life and Non Life activities are those deriving from the assets assigned to each activity.

For the imputation to the different business lines corresponding to the non life activity, of income and expenses the accounting registry of which does not have a specific line, the following criteria have been used:

- Other technical expenses: pro rata to net premiums accrued.
- Investments: as a function of technical reserves in the different business lines.
- Administration: as a function of the number of policies and the collection period for each one of them.
- Claims: as a function of the handling and management of dossiers.
- Acquisition: as a function of new production policies.

Income and expenses imputed to the technical account are those arising directly from insurance operations. Those assigned to the non technical account are extraordinary revenues and expenses and those unrelated to insurance operations, as well as those corresponding to non insurance companies.

4 DISTRIBUTION OF RESULTS

The Parent Company's Board of Directors has submitted to the General Shareholders Meeting, for its approval, the following distribution of the said company's unconsolidated results:

Distribution Bases	Amounts
Profit and loss	92,856,589.29
Brought forward	88,192,879.42
Total	**181,049,468.71**

Distribution	Amounts
Dividends	64,503,190.62
Brought forward	116,546,278.09
Total	**181,049,468.71**

Figures in EUR 000s

The dividend pay-out proposed above meets the requirements and limitations established in the regulations and in the corporate bylaws.

During 2004, the Controlling Company distributed interim dividends amounting to EUR 35,835,105.90, shown in the liabilities under the heading "Profit and loss attributable to the Controlling Company". The cash flow statement prepared by the Management Commission for the distribution is shown herebelow:

Concept	Resolution date 27-10-2004
Cash available on the resolution date	**221,097**
Increases in cash expected within a year	**142,781**
(+) From expected current collections	88,789
(+) From expected financial transactions	53,992
Cash decreases expected within a year	**(99,283)**
(-) From expected current payments	(11,231)
(-) From expected financial transactions	(88,052)
Cash available within a year	**264,595**

Figures in EUR 000s

5 VALUATION RULES

The accounting principles applied to the specific items are indicated herebelow:

a) Consolidation goodwill

The consolidation goodwill corresponds to the positive difference arising from comparing the book value of the investment and the proportion of the networth of the subsidiary or affiliate at the date of acquisition of the shareholding interest or that of its initial consolidation, provided that said difference is not fully or partially attributable to asset elements. It is depreciated by the straight-line method over a term of twenty years, since the shares acquired will contribute towards obtaining future profits for the Group, in a period equal to or longer than that indicated. When events occur reasonably leading to question the continuance at year end of the initial expectations, the depreciation period previously considered is adjusted or the goodwill amount is fully written down.

b) Negative difference from consolidation

The negative difference from consolidation corresponds to the negative difference between the book value of the investment and the proportion of the networth of the subsidiary at the date of acquisition of the holding, provided that said difference is not fully or partially attributable to asset elements.

Generally, these differences correspond to capital gains to be realised when the interest in the controlled company's capital is disposed of, fully or partly. In other cases they are based, in relation to the date of acquisition of the relevant holding, on the unfavourable evolution of results or on the reasonable estimate of the involved company's expenses. They will be imputed to the consolidated profit and loss account to the extent that the estimates materialise.

c) Transactions and balances between companies included within the consolidation

All transactions and profit and loss not made with third parties, and all reciprocal credit and debit items between fully consolidated companies, as well as results not obtained externally by companies consolidated by the equity method, have been eliminated in the consolidation process.

d) Standardisation of items

The accounting principles and policies used in the consolidated annual accounts are those established in the Plan, all standardisation adjustments required for this purpose having been made.

Pursuant to the provisions contained in the mentioned Plan, standardisation of criteria has not taken place in relation to the technical reserves of companies not belonging to the European Economic Area, except in the cases detailed below, where the use of local criteria would have distorted the true and fair image that these financial statements must show, and in that case the Spanish regulations applicable to insurance companies have been adopted.

- MAPFRE TEPEYAC has reverted the allowance for catastrophic reserves and claims, and MAPFRE SEGUROS GENERALES DE COLOMBIA has reverted the catastrophic reserve, since said risks are covered with reinsurance contracts by both companies.

- CAJA REASEGURADORA DE CHILE has calculated Life insurance reserves using the interest rate established in its technical bases, instead of the technical interest published by the Chilean insurance supervisory authorities, on the basis of the existence of matched flows and duration of investments with the obligations arising from contracts.

e) Translation of annual accounts of overseas companies included in the consolidated financial statements

The closing exchange rate method has been used to translate these accounts. Pursuant to this method, the different items on the balance sheets of the overseas companies included in the consolidation are translated at the exchange rate in force on the closing date of the accounts, except for the shareholders' equity, which is translated at the historical exchange rate, and the items on the profit and loss account, which are translated using a weighted average exchange rate. Positive or negative differences arising from the translation are included under shareholders' equity in the consolidated balance sheet, under the item "Exchange gain/loss", after deducting the proportion of said difference corresponding to minority interests.

The accounts of companies domiciled in countries having a high inflation rate are adjusted by the effects of changes in prices prior to their conversion into Euros. Inflation adjustments are carried out following the rules in force in the country where the said companies are located.

f) Start-up expenses

These expenses are fully capitalised when accrued and are depreciated by the straight-line method over a maximum term of five years, pursuant to the applicable legal provisions.

g) Intangible fixed assets

g.1. Portfolio acquisition expenses

They are capitalised when accrued and for the amount paid on acquisition. They are depreciated depending upon the continuance of the said contracts in the portfolio and their actual results, within a maximum term of ten years. This ten year period is consistent with the expectations of maintaining the said contracts and obtaining profits during a period equal to or longer than the one mentioned.

g.2. Computer applications

They are valued at acquisition and production cost and depreciated as a function of their useful life, with a maximum period of four years.

g.3. Rights on assets held under financial leasing

When there are no reasonable doubts on the exercise of the purchase option, rights on assets under lease are accounted for as intangible assets for the asset cash value, showing on the liabilities side the total debt for lease payments plus the purchase option. The difference between both amounts, represented by the financial costs of the transaction, is recorded as deferred expenses, and imputed to results according to a financial criterion. Rights recorded as intangible assets are depreciated, when applicable, according to the useful life of the asset under the lease agreement. When the purchase option is exercised, the value of the recorded rights and their corresponding accumulated depreciation are cancelled in both accounts, becoming part of the acquired asset.

g.4. Rights of use of administrative concessions

They are valued at cost. Depreciation is carried out by the straight-line method as a function of the number of years envisaged for their enjoyment.

g.5. Other intangible fixed assets

Goodwill included under "Other intangible fixed assets" is valued at cost and depreciated over a maximum period of twenty years. Other intangible fixed assets are valued at cost and depreciated depending upon their useful life, in a maximum period of three years.

g.6. Advances on intangible fixed assets

These are valued at the advanced amount.

h) Tangible fixed assets and tangible investments

h.1. Tangible fixed assets

Tangible fixed assets are valued at acquisition price except in the companies mentioned in note 3.b) of this report, where tangible assets incorporated prior to 31 December 1996 are valued at their restated acquisition price, pursuant to the provisions of Royal Decree-Act 7/1996, of June 7. Depreciation is calculated on a straight-line basis according to the estimate useful life of the different assets.

h.2. Tangible investments

Tangible investments are valued at their acquisition price or production cost, as well as having regard to the expenses and taxes relating to the purchase, not directly recoverable from the Public Treasury, and the works and improvements incorporated for their use, with the exception of the Spanish companies mentioned in note 3.b) of this report, where tangible assets incorporated prior to 31 December 1996 are valued at their restated acquisition price, pursuant to the provisions of Royal Decree-Act 7/1996, of June 7, and of the foreign companies where restatements were made pursuant to the legal provisions in force in the relevant countries.

Depreciation is calculated on a straight-line basis according to the estimate useful life of the different assets, pursuant to the applicable legal provisions. The depreciation coefficient is applied to the *total value of each property, deducting the estimate amount of the plot of land.*

For tangible investments whose estimate market price at year end, verified by appraisals from the Directorate General of Insurance or authorised independent appraisers in the relevant country, shows a non final lasting depreciation, the corresponding valuation adjustment has been made by allocating a reversible provision, provided that their book value may not be recovered from the generation of sufficient income to cover all their costs and expenses, including amortisation.

Tangible investments affected by rights of use of government concessions will revert to the public entity having granted them upon the expiry of the concession, to which effect a "Reversion Fund" is established and allocations are made over the term of the concession, by crediting the account "Other Provisions" that is included under the heading "Provisions for liabilities and expenses" in the liabilities side of the balance sheet.

i) Prepaid commissions and other capitalised acquisition expenses

Generally, commissions and acquisition costs are expensed in the fiscal year when they are incurred, without prejudice to capitalising them if there is a future economic projection and they are not of a recurring nature, and to their amortisation under a financial criterion during the period of payment of premiums.

j) Financial investments

j.1. Equity securities

These are valued at the lower of acquisition price or market price. The acquisition price includes expenses inherent in the transaction, as well as preferential subscription rights, and excludes dividends accrued and not yet due at the time of purchase. For listed securities, the market value is the lower of the average official market price of the last quarter of the year or the official market price on the closing date of the balance sheet.

In the case of securities complying with the homogeneity requirements in relation to representativeness of their price as established by the Plan, positive differences between the market price and the book value are taken into account to the effect of quantifying valuation adjustments. The positive amount between positive differences less negative differences is not recognised in any case.

For unlisted securities and securities without a representative market price, as well as for shareholdings in Group companies and associated companies excluded from the consolidation, market value is understood as being their book value adjusted by the amount of tacit capital gains existing at the time of the acquisition and continuing at the end of the fiscal year. When events take place reasonably leading to question the continuation at the end of the fiscal year of the tacit capital gain considered, totally or partially, the relevant provision for depreciation is allocated.

j.2. Fixed-income securities

ORDINARY INVESTMENT PORTFOLIO

Fixed income securities included in the ordinary investment portfolio are shown at their acquisition price, including the expenses inherent in the transaction and deducting accrued and not yet due interest, as well as bonuses and commissions obtained upon subscription, unless the said bonuses have the character of prepaid coupons, in which case they are accrued as financial income during the interest grace period. The difference between the acquisition price and the redemption value is accrued by debiting or crediting results, according to a financial criterion, throughout the remaining life of the security.

At the end of the fiscal year, the necessary valuation adjustments are made when the market value is lower than the acquisition price, imputing to the year's results the net amount deriving from netting the negative and positive differences between the said values, with the limit of the amount of negative differences.

In the case of securities listed on a regulated market, market value is understood to be the lower of the last price or the average price of the last month of the fiscal year.

The market value of securities that are traded on a regulated market when their market price is not adequately representative and, in any case, that of unlisted securities, is determined by restating their future financial flows, including the redemption values, at rates equivalent to the average of the last month resulting from the market for fixed income securities issued by the Government and standardised according to the issuer's quality.

PORTFOLIO OF INVESTMENTS HELD TO MATURITY

Fixed income securities included in the portfolio of investments held to maturity are shown at their acquisition price, including expenses inherent in the transaction and deducting accrued and not yet due interest, as well as bonuses and commissions obtained upon subscription, unless the said bonuses have the character of prepaid coupons, in which case they are accrued as financial income during the interest grace period. The difference between the acquisition price and the redemption value is accrued by debiting or crediting results, according to a financial criterion, throughout the remaining life of the security.

Positive results arising from the disposal of these securities prior to their maturity are accrued until the maturity date initially established. Negative results are imputed to the P&L Account for the year when the sale takes place, offsetting, if applicable, positive amounts pending imputation, with the limit of the negative results.

The relevant valuation adjustments deriving from the risk of collection of the securities have been made, imputing them to the year's results. Likewise, the doubtful debt amount includes accrued and not yet due interest.

j.3. Units held in investment funds

Units in securities investment funds are valued at their acquisition price or at their net asset value at the fiscal year's end, should the latter be lower. In the case of units complying with the standardisation requirements established by the Plan, the calculation of valuation adjustments takes into accounts capital gains and capital losses of different funds, but under no circumstance is the positive amount corresponding to positive less negative differences taken into account.

Units in funds investing in money market assets are valued at their acquisition price, increased by the positive returns arising from their net asset value at the end of the year.

Units in guaranteed investment funds are valued at their acquisition price increased by the return guaranteed and confirmed at the end of the year, or at their net asset value should this be lower.

j.4. Assignments of credit and commercial paper

They are booked at the amount paid plus accrued interest accumulated at the end of each fiscal year.

j.5. Investments on account of life policy holders assuming the investment risk

Investments on account of policy holders assuming the investment risk are made in securities investment funds and are valued at cost at subscription or purchase price. The said acquisition cost is adjusted as greater or lower value of the investment, as applicable, depending upon the net asset value at the closing of the fiscal year. Revaluations and depreciations of these assets are booked as a credit or debit to the technical account of the Life business.

j.6. Securities in foreign currencies

Translation of equity securities into Euros is made by applying to the acquisition price the exchange rate in force on the transaction date. The valuation thus obtained does not exceed the one resulting from applying the closing exchange rate in force to the market value, carrying out if applicable the relevant valuation adjustment.

Translation of fixed income securities into Euros is made by applying the exchange rate in force on the transaction date. At year end, they are valued at the exchange rate then in force, on the market value of the securities. In the cases of hedged securities, only the portion of uncovered risk is taken into account.

j.7. Derivatives

Some controlled companies use these products basically for hedging purposes for their Life insurance transactions, with the purpose of eliminating or reducing interest rate risks or market risks existing in proprietary positions and including both swaps and purchase options.

In options for hedging purposes, the premium paid is recorded as an asset element, which is adjusted according to its evolution, by crediting or debiting, as the case may be, the deferred income and expenses account. Nevertheless, differences in the market price of premiums are imputed to results to the same extent that are results arising from the hedged liabilities. In the case of transactions for investment purposes, differences are imputed to results as they arise.

As regards swaps on exchange of flows, the amounts arising from the main transactions are recognised, by recording the amount of debt to be paid under the account "Current account with intermediaries on financial investments and derivatives" of the heading "Tax, corporate and other debts" against financial expenses, and showing the financial income for the amount to be collected against the same account of the balance sheet.

j.8. Deposits with credit institutions

They are recorded by the amount deposited plus accrued interest, accumulated as at the closing of each fiscal year.

j.9. Other loans and advances on policies

Loans originating from funding plans are included in the assets for the current value of the future flows pending payment by insurance takers.

Advances on policies are recorded for the amount drawn down plus interest collected in advance.

k) Trade credits

Credits are valued at their nominal amount, including interest accrued at year-end and lessened, if applicable, by the corresponding provisions that may be necessary to cover the debtor's total or partial insolvency situations.

The provision for premiums pending collection is calculated for each business line. It is formed by the portion of the tariff premiums accrued in the fiscal year that, according to the entity's experience, are likely not to be collected, taking into account the incidence of reinsurance. Its allocation is made according to the age of the premium receipts pending collection or individually when the circumstances and the situation of receipts thus require.

Credits for recollection of claims the realisation of which is considered as guaranteed have been capitalised.

l) Non trade credits

Non trade credits are valued at their nominal amount, including interest accrued at year-end, lessened by the corresponding provisions that might be necessary to cover the debtor's total or partial insolvency situations.

Credits on sales of tangible assets and investments are valued at the sale price, excluding the interest element incorporated into the nominal of the credit, which is included as a function of its accrual.

m) Technical reserves

m.1. Direct insurance of companies belonging to the European Economic Area

RESERVE FOR UNEARNED PREMIUMS

The provision for unearned premiums is calculated on an individual policy basis and includes the tariff premium accrued in the fiscal year, having deducted the security surcharge imputable to future years. The time imputation of the premium is made pursuant to article 30 of the Regulations of Disposition and Supervision of Private Insurance (hereinafter, the "Regulations").

On the other hand, commissions and other acquisition expenses corresponding to the accrued premiums that are imputable to the period between the closing date and the expiry of coverage of the contracts, are booked under accruals in the balance sheet assets, such expenses corresponding to those actually borne in the period, with the limit established in the technical bases.

RESERVE FOR UNEXPIRED RISKS

The reserve for unexpired risks is calculated on an individual business line basis and supplements the reserve for unearned premiums for the amount not showing the valuation of risks and expenses to be covered corresponding to the coverage period not elapsed at the closing date. Its calculation has been effected pursuant to the provisions of article 31 of the Regulations.

For the Motor business, the calculation of this reserve has been made considering all the guarantees covered with the products marketed by the different companies.

RESERVE FOR LIFE INSURANCE

In life insurance policies with a coverage period equal to or shorter than one year, the reserve for unearned premiums is calculated on a policy by policy basis and reflects the tariff premium accrued in the year, imputable to future fiscal years.

When this reserve is not sufficient, the reserve for unexpired risks is calculated also in order to cover the valuation of risks and expenses to be covered, corresponding to the coverage period not elapsed at the year's closing date.

In life insurance policies with a coverage period exceeding one year, the mathematical reserve has been calculated on a policy by policy basis as the difference between the current actuarial value of the future obligations of the controlled companies operating in this line, and those of the policy holder or insured party. The calculation basis is the inventory premium accrued in the year, represented by the pure premium plus the surcharge for administration expenses, according to technical bases. The mortality tables used are those usual in the sector and the technical interest rate ranges, basically, between 1.77% and 10%, although there are types linked to simultaneous investments, where the technical interest depends upon their expected performance.

Controlled companies operating in the life line are carrying out the adjustment of tables as established in the Second Transitional Provision of the Regulations, within the periods established by the regulations in force.

TECHNICAL RESERVES RELATING TO LIFE INSURANCE WHEN THE INVESTMENT RISK IS ASSUMED BY POLICY HOLDERS

The reserves for life insurance where it has been contractually agreed that the investment risk will be fully supported by policy holders, have been calculated on a policy by policy basis, and they are valued as a function of the assets specifically earmarked to determine the value of the rights.

RESERVE FOR PROFIT SHARING AND RETURNS

This reserve includes the amount of profits accrued in favour of policy holders, insured parties or beneficiaries and that of the premiums that must be returned to policy holders or insured parties according to the performance of the insured risk and provided they have not been imputed on an individual basis. In the Spanish companies, its calculation is made pursuant to the provisions of article 38 of the Regulations. In turn, this reserve includes the amount of profits earned in favour of policy holders, insured parties or beneficiaries of life policies with profit sharing clause of the business carried out by the Portuguese Agency of MAPFRE VIDA Sociedad Anónima de Seguros y Reaseguros sobre la Vida Humana (hereinafter, "MAPFRE VIDA").

RESERVE FOR OUTSTANDING CLAIMS

It represents the estimate valuation of outstanding claims deriving from occurrences prior to the closing of the fiscal year, deducting interim payments effected. It includes the valuations of claims pending settlement or payment and pending declaration, as well as the internal and external expenses relating to the liquidation of losses and, in addition, it includes maturities and redemptions pending payment in the Life Insurance business. In the Spanish companies, its calculation is made pursuant to the provisions of the Regulations, including, if applicable, additional reserves for the deviation in the valuation of claims subject to long handling periods.

EQUALISATION RESERVE

This is a cumulative reserve, being allocated each fiscal year for the amount of the security surcharge, with the limit established in the technical bases, in the following lines: risks of Combined Agricultural Insurance plans, Credit Insurance, Third Party Liability in motor insurance, professional, product liability, construction damages, assembly, business insurance, industrial multirisk and Guarantee Insurance. Allocations and applications are made pursuant to article 45 of the Regulations.

RESERVE FOR DEATH INSURANCE

The reserve for death insurance, included under the heading "Other technical reserves", is calculated on a policy by policy basis, as the difference between the current actuarial value of future obligations of the controlled companies operating in this line and those of the policy holder or insured party. The GKM-95 mortality tables are used and the technical interest rate applied ranges basically between 2.5% and 5.5%.

m.2. Direct insurance of companies not belonging to the European Economic Area

Technical reserves are calculated pursuant to the local criteria in force in each country, except in the cases when their application could distort the true and fair image that must be shown by the annual accounts, and in this case the Spanish criteria applying to insurance companies have been adopted (see note 5.d).

Life insurance reserves have been calculated using the mortality tables and technical interest rate usual in the sector in the respective countries.

m.3. Ceded reinsurance

Technical reserves for cessions to reinsurers are shown in the balance sheet assets and are calculated according to the reinsurance agreements entered into and under the same criteria as used for direct insurance.

m.4. Accepted reinsurance

RESERVE FOR UNEARNED PREMIUMS

Accepted reinsurance operations are accounted for on the basis of the accounts received from ceding companies. If, upon closing the accounts, the ceding company's latest accounts are not available, the balance of other received accounts is considered as reserves for unearned premiums of non closed accounts, in order not to recognise results in the booking of such accounts. Exceptionally, if these reserves of non closed accounts were negatively affected by the booking of major claim payments, because of their being an actual loss not subject to being offset by movements of non closed accounts, the reserve is adjusted for the relevant amount.

When the latest account and report on pending claims are available, the cancellation is made of reserves of non closed accounts, allocating the corresponding reserves for unearned premiums as a function of the information provided by the ceding company, and accruing them on a policy by policy basis. Failing this, the amount recorded for unearned premiums is the amount of the deposit of premiums withheld on this concept and, lastly, an overall method for the accrual of premiums may be used.

Acquisition expenses, as notified by ceding companies, are accrued under the heading of accruals on the balance sheet assets, with these expenses corresponding to those actually borne in the period.

When ceding companies do not notify the amounts, acquisition expenses are accrued on a risk by risk basis for facultative proportional reinsurance and overall for the rest of the proportional business.

RESERVE FOR UNEXPIRED RISKS

This is calculated on an individual business line basis and supplements the reserve for unearned premiums for the amount not showing the valuation of risks and expenses to be covered, corresponding to the coverage period not elapsed at the closing date. Its calculation has been effected as provided for in the Regulations.

RESERVE FOR OUTSTANDING CLAIMS

Reserves for claims are allocated for the amounts notified by the ceding company or, failing this, for withheld deposits, and include complementary reserves for claims existing and not notified, as well as for deviations in existing ones, in accordance with the company's own experience.

RESERVE FOR LIFE INSURANCE

The calculation of the reserves for unexpired risks and claims for the life business is carried out in the same manner as described in the two preceding paragraphs.

EQUALISATION RESERVE FOR CATASTROPHIC RISKS

In business lines affected by catastrophic risks, the relevant reserves are made for this type of risk, pursuant to the company's own experience or, in MAPFRE RE's case, as established in article 45 of the Regulations.

m.5. Retroceded reinsurance

Retroceded reinsurance transactions and their corresponding technical reserves are recorded following the same criteria as for accepted reinsurance and according to the retrocession agreements entered into.

n) Reserves for pensions and similar obligations

In order to honour these commitments, the companies MAPFRE RE Compañía de Reaseguros Sociedad Anónima (hereinafter, "MAPFRE RE"), for the Manila and Lisbon offices, VENEASISTENCIA and EUROSOS ASSISTANCE, in accordance with actuarial studies carried out, have funded a provision to cover the current value of the future obligations accrued for these concepts at the end of each year. The risks covered are retirement claims and retirement and widowhood pension supplements, and the provisions have been estimated by making a projection of salaries to retirement and calculating the current value of the portion already accrued for services rendered, using the individual capitalisation system.

The remaining Spanish Group companies have instrumented their commitments contracted to present staff and to their pensioners in relation to pension supplement and retirement premium, with collective insurance policies that cover the retirement indemnity and retirement and widowhood complements.

In addition, pursuant to the legislation in force in the countries of certain subsidiaries not belonging to the European Economic Area, reserves have been allocated corresponding to the coverage of liabilities to present staff and pensioners.

o) Other reserves for risks and expenses

Reserves have been allocated to cover future liabilities, calculated pursuant to the present evaluation of risk.

p) Reserves for payments under liquidation agreements

A reserve has been recorded for payments deriving from liquidation agreements, representing the estimate valuations pending payment to insured parties in the fulfilment of claim liquidation agreements.

q) Debt

Debts are recorded on the balance sheet at their redemption value. The difference between the said value and the amount received, if any, is shown separately in the balance sheet, under "Deferred expenses", and is imputed annually to results pursuant to a financial criteria.

r) Corporation tax

The tax charge on profits imputable to the fiscal year has been booked, after considering the effect of the fiscal regulations applicable as a consequence of the taxation of several Group companies under the consolidated regime.

s) Transactions and balances in foreign currencies

Transactions in foreign currencies, except reinsurance transactions, are recorded at the exchange rate in force at the date of the relevant transaction.

Reinsurance transactions in foreign currencies are recorded at the exchange rate established at the beginning of each one of the year's quarters. Subsequently, on the closing date of each quarter, all of them are dealt with as a single transaction, translated at the exchange rate in force on that date and taking any difference that may arise to the profit and loss account.

At the end of the fiscal year, the following criteria are applied to existing balances:

○ Fixed assets and tangible investments

They are valued at the exchange rate in force on the date when the said elements were incorporated into the Group's assets. Depreciation and provisions for depreciation are calculated on the amount resulting from applying the said criterion.

○ Cash

It is valued at the exchange rate in force at the end of the year, taking the positive or negative difference, as the case may be, to the profit and loss account.

○ Fixed income securities, credits and debits

They are valued at the exchange rate in force at year end, with negative differences being recorded on the profit and loss account and positive differences being recorded as deferred income to the extent that they cannot be offset against negative differences. This offsetting is made by homogeneous groups according to the year when securities expire, and to their currency.

○ Equity securities

They are valued at the exchange rate in force at the end of the year, effecting, if applicable, the required valuation adjustment, provided that the resulting figure is lower than the acquisition price translated into Euros at the exchange rate in force on the date when the securities become part of the Group's assets.

○ Assets earmarked to covering technical reserves denominated in foreign currencies

These are valued at the exchange rate in force on the acquisition date. At year end, the exchange rate in force on that date is applied, with the potential loss or potential gain being incorporated as higher or lower value of the assets, in line with the change experienced by the corresponding technical reserves.

○ Translation criteria for branches located outside Spain

Branches' balance sheet and profit and loss account items are translated into Euros by applying the monetary-non monetary method.

t) Policy holders' share in the returns on investments earmarked to mathematical reserves

Policies in the Life business written by subsidiaries having a profit sharing clause in force at the end of each year have a share, pro rata to their mathematical reserves, and as specifically established in each contract, in the net returns obtained by investments earmarked to the coverage of the said reserves. The amount of this sharing is recorded as a greater amount of mathematical reserves, except in the Portuguese Agency's business, where they are recorded under "Fund for revaluation of policyholders" up to their incorporation into the mathematical reserves, and are shown on the liabilities account "Provisions for profit sharing and returns". In fiscal year 2004, allocations to reserves for the returns obtained from investments amounted to EUR 7,304,000.

Policyholders' future right on differences due to legal restatements carried out by MAPFRE VIDA is accrued, funding a specific technical reserve according to the useful life of the restated properties.

u) Capital subsidies

Capital subsidies are booked when they are officially granted, being imputed on a straight line basis to the year's results, throughout a ten year period.

v) Revenues and expenses

Revenues and expenses are valued as established in the Plan. The criteria followed for the reclassification of expenses by destiny are based, mainly, on the function fulfilled by each employee, with their direct and indirect cost being apportioned according to the said function. For expenses not directly or indirectly related to staff, individualised studies have been carried out, and expenses have been imputed to destination according to their function.

6 INFORMATION ON CERTAIN BALANCE SHEET AND PROFIT AND LOSS ACCOUNT ITEMS

6.1. START-UP AND OTHER EXPENSES SUBJECT TO AMORTISATION

The following table details the movement of this heading in 2004:

Concept	Opening balance	Adjustments to opening balance	Additions	Depreciation in the year	Closing balance
1-Incorporation expenses	2	--	148	(39)	111
2-Start-up expenses	3,617	342	4,995	(4,018)	4,936
3-Capital increase expenses	5,741	1	11,326	(4,246)	12,822
Total	**9,360**	**343**	**16,469**	**(8,303)**	**17,869**

Figures in EUR 000s

6.2. INTANGIBLE FIXED ASSETS

The following table details the movement of these items in 2004:

Concept	Opening balance	Adjusts. to opening balance	Additions or appropriations	Disposals, cancellations or reducciones	Closing balance
COST					
1- Portfolio acquisition expenses	**17,977**	**(35)**	**32**	**(2,622)**	**15,352**
2- Other intangible fixed assets	**128,455**	**(3,523)**	**123,348**	**(15,917)**	**232,363**
R&D expenses	--	--	615	(6)	609
Computer applications	64,683	(2,927)	22,652	(10,781)	73,627
Rights over assets under lease	3,895	(36)	1,099	(139)	4,819
Advances for intang. fixed assets	4,023	--	5,230	(3,954)	5,299
Other intangible fixed assets	55,854	(560)	93,752	(1,037)	148,009
3- Goodwill	**456,351**	**(2,083)**	**10,440**	**(120,917)**	**343,791**
Of fully consolidated companies	443,237	(182)	10,238	(119,077)	334,216
Of com. consol. by equity method	13,114	(1,901)	202	(1,840)	9,575
Total cost	**602,783**	**(5,641)**	**133,820**	**(139,456)**	**591,506**
ACCUMULATED DEPRECIATION					
1- Computer applications	(44,731)	1,116	(9,415)	7,796	(45,234)
2- Rights over assets under lease	(1,143)	12	(960)	805	(1,286)
3- Other intangible fixed assets	(20,265)	(1,093)	(11,370)	31	(32,697)
Total accumulated depreciation	**(66,139)**	**35**	**(21,745)**	**8,632**	**(79,217)**
Net Total	536,644	(5,606)	112,075	(130,824)	512,289

Figures in EUR 000s

○ Portfolio acquisition expenses

The amount of the portfolio acquisition rights is obtained through actuarial studies carried out by independent experts. Reductions in the item "Portfolio acquisition expenses" relate to amortisation in the period.

○ Rights on assets under financial lease

Information on assets owned under financial lease is included in the following table:

Elements	Cost (excl. purchase option)	Duration of contract (years)	Years elapsed	Payments made FY 2004	Payments made Previous years	Outst. payments	Option value
Offices	1,768	20	7	162	8,149	204	13
Buildings	473	12	5	4	14	30	4
Data processing equipment and others	1,624	1 to 5	1 to 3	162	222	433	937
Total	**3,865**			**328**	**8.385**	**667**	**954**

Figures in EUR 000s

○ **Other intangible fixed assets**

The most significant concepts included in the balance of this account as at 31 December 2004 are those corresponding to the goodwill on the acquisition and subsequent take-over by MAPFRE CAJA SALUD DE SEGUROS Y REASEGUROS S.A. (hereinafter, "MAPFRE CAJA SALUD") of IMECO, S.A., PLANAS SALUD COMPAÑÍA DE SEGUROS DE ASISTENCIA SANITARIA S.A., IGUALATORIO MÉDICO QUIRÚRGICO DE HUESCA S.A. and ASEGURADORA ISLAS CANARIAS S.A. DE SEGUROS SOCIEDAD UNIPERSONAL (hereinafter, "ASEICA") for a total amount of EUR 43,077,000; as well as on the merger by takeover of MAPFRE FINISTERRE by MAPFRE SEGUROS GENERALES, amounting to EUR 87,938,000.

Additions in the period to "Other intangible fixed assets" correspond mainly to the said goodwill of MAPFRE FINISTERRE, amounting to EUR 87,938,000.

○ **Goodwill**

Additions to the item of consolidation goodwill of the fully consolidated companies originate mainly from the acquisition of shares in MAPFRE QUAVITAE, amounting to EUR 9,612.000.

Reductions in this item are due basically to amortisation and write-off in the year, and to the dissolution of MAPFRE FINISTERRE.

The closing balance of the goodwill item is broken down herebelow:

Of fully consolidated companies	Closing balance
GRUPO CORPORATIVO LML	20,775
MAPFRE AMÉRICA	11,228
MAPFRE VIDA	199,497
MUSINI	38,144
BRICKELL FINANCIAL SERVICES	15,925
NUOVI SERVIZI AUTO	10,543
MAPFRE QUAVITAE	9,317
MAPFRE LA SEGURIDAD	9,170
OTHERS (with non significant individual values)	19,617
Total	**334,216**

Figures in EUR 000s

Of companies consolidated by the equity method	Closing balance
MAPFRE INVERSIÓN SOCIEDAD DE VALORES	4,058
VIAJES TÍVOLI	1,840
MIDDLESEA INSURANCE	1,261
OTHERS	2,416
Total	**9,575**

Figures in EUR 000s

6.3. TANGIBLE FIXED ASSETS

The following table details the movement of this heading in 2004:

Concept	Opening balance	Adjustments to opening balance	Additions or appropriations	Disposals, cancellations or reductions	Closing balance
Transport equipment	7,970	(611)	2,269	(1,401)	8,227
Information processing equipment	79,601	(53)	58	(3,089)	76,517
Furniture and fittings	93,909	(3,409)	32,758	(3,409)	119,849
Other tangible fixed assets	6,118	1,587	1,167	(542)	8,330
Prepayments and fixed assets in progress	1,414	--	108	--	1,522
Total cost tangible fixed assets	**189,012**	**(2,486)**	**36,360**	**(8,441)**	**214,445**
Total accumulated depreciation	**(116,518)**	**(5,267)**	**(18,603)**	**7,319**	**(133,069)**
Total provisions	**(26)**	**(1)**	**(19)**	**27**	**(19)**
Net Total	**72,468**	**(7,754)**	**17,738**	**(1,095)**	**81,357**

Figures in EUR 000s

With respect to the companies MAPFRE SEGUROS GENERALES, MAPFRE GUANARTEME and MUSINI, the elements incorporated prior to 31 December 1996 were restated pursuant to Royal Decree-Act 7/1996 of 7 June. The net effect of the said restatement was nil as the value resulting from restatement exceeded each element's market value in all cases.

The amount of tangible fixed asset elements, fully depreciated, is EUR 44,412,000.

The annual depreciation rates are as follows:

Groups of elements	% depreciation
Installations	6 - 10
Transport elements	16
Furniture	10
Data processing equipment	25
Machinery	10 - 15

The following table shows the value, as at 31 December 2004, of tangible fixed assets located outside the Spanish territory:

Concept	Book value
Transport elements	7,299
Data processing equipment	37,239
Furniture and fittings	58,568
Other tangible fixed assets	6,107
Advances and fixed assets in progress	1,414
Total Cost	**110,627**
Accumulated depreciation	(70,746)
Provision for depreciation	--
Net Total	**39,881**

Figures in EUR 000s

6.4. TANGIBLE INVESTMENTS

The following table shows the movement of this item during 2004:

Concept	Opening balance	Adjusts. to opening balance	Additions or appropriat.	Disposals, cancel. or reductions	Closing balance	Market value
COST						
Land and natural resources	33,627	(1,535)	21,584	(11,436)	42,240	45,891
Buildings and other structures	564,476	(5,597)	127,532	(43,659)	642,752	856,622
Sub-total	**598,103**	**(7,132)**	**149,116**	**(55,095)**	**684,992**	**902,513**
Other tangible investments	14,345	(614)	18,314	(49)	31,996	25,685
Advances and tang. inv. in progress	5,855	(138)	24,475	(2,648)	27,544	27,544
Total cost	**618,303**	**(7,884)**	**191,905**	**(57,792)**	**744,532**	**955,742**
ACCUMULATED DEPRECIATION						
Buildings and other structures	(86,434)	1,231	(13,749)	1,959	(96,993)	--
Other tangible investments	--	--	(6,311)	--	(6,311)	--
Total accumulated depreciation	**(86,434)**	**1,231**	**(20,060)**	**1,959**	**(103,304)**	**--**
Total Provisions	**(4,128)**	**11**	**(9)**	**1,659**	**(2,467)**	**--**
Net Total	**527,741**	**(6,642)**	**171,836**	**(54,174)**	**638,761**	**955,742**

Figures in EUR 000s

Of the amounts shown under additions, the cost of EUR 81,018,000 and the accumulated depreciation of EUR 8,796,000 correspond to the inclusion of MAPFRE QUAVITAE in the consolidation perimeter.

The value of land included in the closing balance of the item "Buildings and other structures" amounts to EUR 186,490,000.

The market value of tangible investments earmarked to the coverage of technical reserves corresponds to the appraisal value as determined by the Directorate General of Insurance and Pension Funds or by an authorised appraisal firm, pursuant to valuation rules to the effects of coverage of technical reserves. The market value of tangible investments not earmarked to the coverage of technical reserves has been considered to be the appraisal value, if this was available or, failing it, the net book value. In the case of foreign companies, appraisals were made by independent appraisal firms, pursuant to the rules in force in each country.

In the companies MAPFRE SEGUROS GENERALES, MAPFRE GUANARTEME and MUSINI, tangible investments incorporated prior to 31 December 1996 have been restated pursuant to the provisions of Royal Decree - Act 7/1996, of 7 June. The net accumulated amount was EUR 12,538,000, with the effect on the acquisition cost and on accumulated depreciation being EUR 13,220,000 and EUR 682,000, respectively. The net accumulated amount at year end was EUR 8,850,000. The effect of the said restatement on the allowance for depreciation in the present fiscal year and the next amounts to EUR 164,000.

The annual depreciation rate applied to new buildings is 2% and, for second-hand buildings acquired, it ranges between 2.64% and 4%, after deducting the estimate value of land. The amount corresponding to the restatement carried out in accordance with Royal Decree-Act 7/1996 is depreciated by the straight-line method throughout the remaining useful life of the restated assets.

The provision of EUR 2,467,000 corresponds to the reversible depreciation of certain premises and plots of land arising as a consequence of the restatement of the valuation carried out by the technical services of the Directorate General of Insurance and Pension Funds or by independent appraisers. As at 31 December 2004 there were assets subject to reversion amounting to EUR 5,385,000. As at said date, the Reversion Fund established for the said assets amounted to EUR 2,508,000.

The following table shows the value of tangible investments located outside the Spanish territory as at 31 December 2004:

Concept	Book value	Accumulated depreciation	Provision for depreciation
Land and natural resources	23,081	--	(526)
Buildings and other structures	140,980	(26,256)	(1,941)
Other tangible investments	17,434	--	--
Advances and tangible invest. in progress	2,696	--	--
Total	**184,191**	**(26,256)**	**(2,467)**

Figures in EUR 000s

These amounts include the restatements made pursuant to the local regulations in each country, as specified in note 5 to this annual report. The book value of buildings includes the value of land, amounting to EUR 36,016,000.

The following table shows the value, at 31 December 2004, of tangible investments used for own purposes:

Concept	Book value	Accumulated depreciation	Provision for depreciation
Land and natural resources	18,671	--	(526)
Buildings and other structures	189,519	(19,932)	--
Other tangible investments	22,434	(6,311)	--
Total	**230,624**	**(26,243)**	**(526)**

Figures in EUR 000s

The book value of these buildings includes the value of land, amounting to EUR 50,164,000.

In the consolidation process, the amount of EUR 26,382,000, corresponding to the effect of contributions as capital and purchase and sale deals of tangible investments among Group companies carried out in previous years, has been eliminated against reserves; and EUR 1,820,000 corresponding to transactions carried out in 2004 have been eliminated against results.

6.5. FINANCIAL INVESTMENTS

The following table details the movement of investments in marketable securities and other similar financial investments during 2004:

Concept	Opening balance	Adjusts to opening balance	Additions or appropriat.	Disposals, cancel. or reductions	Closing balance	Market value
Financial investments in subsidiaries *and associated companies*	**3,986**	**--**	**38,967**	**(40,578)**	**2,375**	**2,523**
Shares in subsidiaries	232	1	732	(844)	121	121
Shares in associated companies	21	(1)	4,891	(4,868)	43	38
Other financial investments in Group companies	3,733	--	55,920	(57,440)	2,213	2,364
Provisions (to be deducted)	--	--	(22,576)	22,574	(2)	--
Financial investments consolidated by the equity method	**251,822**	**(1,081)**	**20,507**	**(9,432)**	**261,816**	**261,816**
Shares in companies recorded by the equity method:						
Subsidiaries	200,251	(159)	17,580	(16,848)	200,824	200,824
Associated companies	65,839	(922)	2,969	(3,145)	64,741	59,703
Pending payments (to be deducted)	(15,963)	--	(76)	11,001	(5,038)	--
Credits against companies cons. by the equity method						
Group companies	1,695	--	28	(440)	1,283	1,283
Associated companies	--	--	6	--	6	6
Other financial investments	**13,881,656**	**(99,239)**	**123,401,704**	**(122,137,586)**	**15,046,535**	**16,441,880**
Financial investments in capital	201,115	228	198,184	(95,182)	304,345	304,338
Pending payments (to be deducted)	(9)	--	--	2	(7)	--
Fixed-income securities	11,410,628	(71,740)	102,897,837	(101,267,045)	12,969,680	14,242,727
Index-linked securities	31,416	--	18,200	(3,499)	46,117	47,212
Mortgage loans	11,379	(329)	1,749	(3,846)	8,953	8,953
Other loans and advances on policies	235,169	(508)	38,672	(82,431)	190,902	189,818
Units in investment funds	699,587	(7,345)	592,209	(525,348)	759,103	868,399
Deposits with credit institutions	532,936	(28,341)	11,992,449	(11,923,616)	573,428	576,428
Other financial investments	785,206	7,705	7,688,732	(8,266,673)	214,970	204,005
Provisions (to be deducted)	(25,771)	1,091	(26,328)	30,052	(20,956)	--

Figures in EUR 000s

The following table shows the detail of maturities of fixed income securities and other financial investments held by fully consolidated companies as at 31 December 2004.

Concept	Maturity in year						TOTAL
	2005	2006	2007	2008	2009	Beyond	
Financial investments in subsidiaries and associated companies							
Other financ. investments in Group companies	2,213	--	--	--	--	--	2,213
Investments recorded by the equity method							
Credits against Group companies consolidated by the equity method							
Group companies	1,283	--	--	--	--	--	1,283
Associated companies	6	--	--	--	--	--	6
Other financial investments							
Fixed income securities	921,389	452,911	605,386	602,921	923,958	9,463,115	12,969,680
Index-linked securities	3,250	4,000	20,282	--	7,266	11,319	46,117
Mortgage loans	1,134	1,193	969	1,204	849	3,604	8,953
Other loans and advances on policies	5,264	2,963	360	517	122,413	59,385	190,902
Deposits with credit institutions	499,455	12,561	9,592	19,370	4,019	28,431	573,428
Other financial investments	167,221	2,181	687	7,044	5,856	31,981	214,970

Figures in EUR 000s

The breakdown of the most significant amounts and maturities of the fixed-income securities included under "Beyond" is as follows:

Years	Amount
2010	655,040
2011	595,646
2012	543,949
2013	775,066
2014	856,607
2015	378,876
2016-2020	1,705,338
2021-2025	563,755
2026-2030	1,445,628
2031-2035	1,912,927
Beyond 2035	30,283
Total	9,463,115

Figures in EUR 000s

The fixed-income portfolio of companies domiciled in the European Economic Area is shown here-below, differentiating the ordinary portfolio from that held to maturity, where capital losses have been calculated on an individual basis:

Item	Acquisition cost	Market value	Capital loss
Ordinary investment portfolio	4,941,489	5,562,425	(159)
Investment portfolio held to maturity	7,351,433	7,997,003	(1,488)
Total	**12,292,922**	**13,559,428**	**(1,647)**

Figures in EUR 000s

The investment portfolio held to maturity includes fixed-income securities owned until their maturity date. The ordinary investment portfolio includes the remaining fixed-income securities not included under the investment portfolio held to maturity.

The breakdown of other financial investments, by concepts, is as follows:

Other financial investments	Group companies	Affiliates	Other companies
Loans	37	--	--
Promissory notes	--	--	2,764
Deposits and indemnities provided as collateral	1,302	--	16,621
Credits on disposal of fixed assets and investments	--	--	41,182
Others	874	--	154,403
Total	2,213	--	214,970

Figures in EUR 000s

The balance under Others includes mainly investments in repos.

As at 31 December 2004, the balance of "Other financial investments" includes premiums for options acquired by MAPFRE Vida outside regulated markets, amounting to EUR 4,862,000, used by the company to cover the obligation to beneficiaries under insurance policies, in relation to the payment of a claim linked to the average revaluation of a stock market index. The main characteristics of these derivatives are specified herebelow:

Instrument	Underlying Asset /Liability	Year of maturity	Initial premium	Market value
Call option for hedging purposes	100% revaluation SP500 IBEX 35 NIKKEI	2009	3,220	2,186
Call option for investment purposes	100% revaluation SP500 IBEX 35 NIKKEI	2009	2,530	2,145

Figures in EUR 000s

On the other hand, consolidated companies hold swap agreements through which they guarantee the payment of claims deriving from insurance contracts. The following table details the type of contract, the guaranteed obligations, as well as the book value of the associated swap:

Policies subject to contract	Guaranteed obligations	Value of swap
Regular premium collective insurance with profit sharing	Payment of capitals	166
Single premium collective insurance with profit sharing	Payment of capitals	(5,187)
Single premium collective insurance without profit sharing	Payment of capitals	(749)
Single premium individual insurance without profit sharing	Payment of capitals	32,343
Single premium collective insurance without profit sharing	Payment of annuities	(249,337)
Total		**(222,764)**

Figures in EUR 000s

The book value of the swap is shown under "Other financial investments" and "Corporate, tax and other debts".

The following table shows a breakdown of the average rate of return of fixed-income securities and other financial investments representing the portfolio as at 31 December 2004:

Concept	Yield
Fixed-income securities	5.13%
Other financial investments	3.07%
Index-linked securities	4.91%
Deposits with credit institutions	2.56%
Other loans	5.74%
Mortgage loans	4.92%

A breakdown of marketable securities and similar financial investments, according to the currency in which they are denominated, is given herebelow:

Currency	Financial investments in Group companies and affiliates	Financial investments recorded by the equity method	Other financial investments	Total
Euro	1,798	239,065	13,620,900	13,861,763
US Dollar	564	640	693,363	694,567
Mexican Peso	--	1,363	229,329	230,692
Brazilian Real	--	5,206	124,564	129,770
Chilean Peso	13	9,438	96,316	105,767
Venezuelan Bolivar	--	4	128,735	128,739
Argentinean Peso	--	561	57,922	58,483
Colombian Peso	--	629	24,753	25,382
Pound Sterling	--	--	29,424	29,424
Other currencies	--	4,910	41,229	46,139
Total	**2,375**	**261,816**	**15,046,535**	**15,310,726**

Figures in EUR 000s

No hedging has been made for the exchange differences among Group companies, except for a swap entered into by MAPFRE Re, amounting to USD 127.3 million, maturing on 27 December 2007, for the cover of the exchange rate risk in the investment in MAPFRE RE HOLDINGS INC.

The amount of interest accrued and not yet due is EUR 263,505,000, and is recorded under the heading "Accruals" of the balance sheet assets.

As at 31 December 2004, MAPFRE VIDA holds mortgage guarantees on extended loans, linked in most cases to life insurance policies, amounting to EUR 565,000.

The heading "Other loans and advances on policies" includes, inter alia, funding plans for premiums on collective insurance contracts implementing pension related commitments, amounting to EUR 14,165,000. On the other hand, to the effect of coverage of the technical reserves deriving from these policies, the present values of the unmatured funding plan items pending payment have been considered as a qualifying asset, being thus included in the coverage statements shown in note 14 to this report.

Complying with article 86 of the compiled Corporations Act, the relevant notices have been given, as applicable, to investee companies.

In the consolidation process, transactions between Group companies in relation to purchase and sale of financial investments in the year, with net proceeds amounting to EUR 12,515,000, have been eliminated. Likewise, EUR 1,706,000 have been eliminated against reserves, corresponding to purchase and sale deals of financial investments among Group companies carried out in previous years.

6.6. INVESTMENTS ON ACCOUNT OF POLICYHOLDERS ASSUMING THE INVESTMENT RISK

The securities portfolio as at 31 December 2004 includes EUR 361,141,000 corresponding to units in Investment Funds, which relate to investments on account of policyholders that assume the investment risk.

The movement of this item during 2004 is as follows:

Items	Opening balance	Additions balance	Cancels	Closing	Market value
Investment on account of policy holders assuming the investment risk	446,101	110,784	(195,744)	361,141	361,141
Total	**446,101**	**110,784**	**(195,744)**	**361,141**	**361,141**

Figures in EUR 000s

6.7. INVESTMENTS EARMARKED TO TRANSACTIONS IN PREPARATION OF INSURANCE CONTRACTS

As at 31 December 2004, cash on hand and with credit institutions and the securities portfolio that is detailed in note 6.5 include EUR 38,235,000 corresponding to financial assets acquired by MAPFRE VIDA, MUSINI and MUSINI VIDA as part of the investments of the pension funds they administer. The following table shows the movement of these items during 2004:

Items	Opening balance	Additions	Cancellations	Closing balance	Market value
Fixed-income securities	30,406	761	(8,623)	22,544	24,353
Financial investments in capital	10,077	--	(442)	9,635	11,082
Deposits held with credit institutions	3,133	4,912	(1,989)	6,056	6,056
Cash on banks	1,500	--	(1,500)	--	--
Total	**45,116**	**5,673**	**(12,554)**	**38,235**	**41,491**

Figures in EUR 000s

Fixed-income securities and deposits held with credit institutions will mature as follows: EUR 7,367,000 in 2005, EUR 1,251,000 in 2006, EUR 1,661,000 in 2008, EUR 2,186,000 in 2010, EUR 10,038,000 in 2011 and EUR 6,097,000 in 2013. The principle followed in order to determine the market value of these investments is the same as that applied to the assets held by Group companies in their ordinary investment portfolio. In 2004, the average rate of return of the fixed-income portion of this type of investments was 5.27%.

6.8. OTHER ASSETS

The breakdown of the item "Cash on credit institutions, cheques and on hand" is as follows:

Concept	Closing balance
Banks and credit institutions	850,061
Cheques for collection	3,183
Cash on hand	193
Others	2,933
Total	**856,370**

Figures in EUR 000s

6.9 SHAREHOLDERS' EQUITY

The following table shows the movement of accounts representing shareholders' equity during 2004:

Concept	Opening balance	Adjusts to opening balance	Increases	Decreases	Closing balance
Share Capital	90,782	--	28,668	--	119,450
Share Premium	18,439	--	--	--	18,439
Reserves					
- Legal reserves	18,187	--	5,703	--	23,890
- Voluntary reserves	389,666	--	466,174	--	855,840
- Special reserves	153	--	--	--	153
- Other reserves	91,151	--	22,368	--	113,519
- Reserves in consolidated companies:					
◦ Reserves in companies cons. by full or proport. integration	595,440	(216)	136,093	(69,815)	661,502
◦ Reserves in companies cons. by the equity method	11,201	808	4,367	(830)	15,546
- Translation differences:					
◦ In companies consolidated by full or proport. integration	(324,312)	--	--	(45,079)	(369,391)
◦ In companies consolidated by the equity method	(2,145)	--	--	(758)	(2,903)
Results from previous years pending application					
- Brought forward	78,590	--	9,603	--	88,193
Profit and loss attributable to controlling company					
- Consolidated profit and loss	228,169	--	284,961	(228,169)	284,961
- Profit and loss attributable to minority shareholders	(86,881)	--	(102,019)	86,881	(102,019)
Interim dividend paid in the year (to be deducted)	(19,972)	--	(35,835)	19,972	(35,835)
Total	**1,088,468**	**592**	**820,083**	**(237,798)**	**1,671,345**

Figures in EUR 000s

Increases and decreases in shareholders' equity basically originate from the capital increase in the controlling Company that is described herebelow, from the distribution of results from the previous fiscal year, from the results obtained by consolidated companies in the present fiscal year, from the distribution by the controlling Company of an interim dividend against the 2004 results, and from the adjustments and eliminations corresponding to the consolidation, having taken into account the share attributable to minority shareholders.

◦ **Share Capital**

The controlling Company's share capital as at 31 December 2004 is represented by 238,900,706 ordinary shares, with a nominal value of EUR 0.5 each, fully subscribed and paid-up. All the shares confer the same political and economic rights.

On 15 April 2004, a capital increase was carried out by issuing 57,336,170 new ordinary registered shares with a nominal value of EUR 0.5 each that were fully subscribed and paid-up. These shares were issued at a rate of 1.746%, namely, a price of EUR 8.73 each, of which EUR 0.5

corresponded to their nominal value and the remaining EUR 8.23 were allocated to the legal reserve until reaching 20% of the share capital, and the remainder to voluntary reserves.

MAPFRE MUTUALIDAD holds a 55.77% interest in the company's capital as at 31 December 2004.

All the shares representing the Controlling Company's capital are listed on the Madrid and Barcelona Stock Exchanges.

○ Share Premium

This is a freely distributable reserve, corresponding to allowances made as a result of the following capital increases:

Date	Amount
June 1985 (200%)	956
October 1985 (300%)	4,015
January 1986 (600%)	11,040
June 1986 (600%)	2,428
Total	**18,439**

Figures in EUR 000s

○ Restrictions on the availability of reserves

- The legal reserve may not be distributed among shareholders, except in the event of winding-up of the Company, and may be used only to offset eventual losses. As at 31 December 2004, its amount exceeds 20% of share capital.

- The balance of "Special Reserves" corresponds to the account "Differences on adjustment of capital to Euros". This balance arises from the capital decrease carried out as a consequence of the mentioned re-denomination of the company's share capital into Euros, in accordance with the provisions of article 28 of Act 46/1998. This reserve is not available.

- The heading "Reserves in consolidated companies" includes balances from the controlled companies MAPFRE SEGUROS GENERALES, MAPFRE GUANARTEME and MUSINI in the concept of Restatement Reserve Royal-Decree Act 7/1996, amounting to EUR 7,849,000, EUR 2,844,000 and EUR 1,514,000 respectively.

The period of effect the verification of the said balances by the Tax authorities was three years from 31 December 1996. Once the restatement account balances are checked and accepted, or after the lapse of the mentioned three year period, the said balances may be used to offset losses or to increase capital. After ten years, the said balances may be allocated to freely available reserves.

In the case of the three controlled companies, the three year period established in Royal Decree-Act 7/1996 for the verification of the said balances by the Tax Inspection authorities has elapsed, therefore, pursuant to the provisions of the said rule, the mentioned balances may be used for an increase in the said entities' share capital.

- The remaining are freely available reserves.

○ **Other information**

The following table shows the detail of partners alien to the Group or linked to it and holding 10% or more in the capital of a Group company:

Company	Non Group Shareholder	% Capital
○ MAPFRE-CAJA MADRID HOLDING	○ CORPORACIÓN FINANCIERA CAJA DE MADRID S.A.	49.000
○ MAPFRE AMÉRICA CAUCIÓN Y CRÉDITO S.A.	○ CREDIT GUARANTEE	25.000
○ MAPFRE AMÉRICA	○ CORPORACIÓN FINANCIERA CAJA DE MADRID S.A.	10.000
○ COMPAÑÍA DE SEGUROS DE CRÉDITOS COMERCIALES	○ SURAMERICANA	26.920
○ INTERBOLSA S.A.	○ ENDESA S.A.	20.000
○ BENELUX ASSIST S.A.	○ FORTIS BANK INSURANCE, NV- SA	30.000
○ MAPFRE QUAVITAE	○ CORPORACIÓN FINANCIERA CAJA DE MADRID S.A.	43.162

- In its meeting held on 1 December 2004, the Board of Directors of the controlled company MAPFRE RE approved a capital increase with share premium amounting to EUR 50,000,000, which will be carried out in the first quarter of 2005.

6.10. MINORITY INTERESTS

The following table details the movement in minority interests in 2004, as well as the composition of the closing balance, by concept:

Company	Movement					Closing balance				
	Opening balance	Adjusts. opening	Increases	Decreases	Closing balance	Capital	Reserves	Results	Interim dividend	Total
MAPFRE RE	50,873	--	7,187	--	58,060	24,547	30,680	4,971	(2,138)	58,060
MAPFRE AMÉRICA	74,774	--	2,638	--	77,412	60,931	9,129	7,352	--	77,412
MAPFRE QUAVITAE	--	--	14,577	--	14,577	17,326	(2,514)	(235)	--	14,577
MAPFRE-CAJA MADRID HOLDING	531,180	--	31,060	--	562,240	158,749	362,920	88,101	(47,530)	562,240
MAPFRE LIFE	--	--	5,567	--	5,567	871	4,856	(160)	--	5,567
OTHERS	18,906	(395)	2,598	(7,557)	13,552	11,193	570	1,990	(201)	13,552
Total	**675,733**	**(395)**	**63,627**	**(7,557)**	**731,408**	**273,617**	**405,641**	**102,019**	**(49,869)**	**731,408**

Figures in EUR 000s

Increases and decreases correspond mainly to these companies' minority shareholders' sharing in the results of the 2004 fiscal year and the previous year that have not become part of these companies' reserves, as well as to their sharing in the variation in the translation difference after effecting consolidation adjustments. Increases in MAPFRE RE are also due to minority shareholders' stake in the capital increases made in this company during the year, and those in MAPFRE QUAVITAE and MAPFRE LIFE correspond to their inclusion in the consolidation perimeter.

6.11. NEGATIVE CONSOLIDATION DIFFERENCE

The following table shows the movement of this item during 2004:

Concept	Opening balance	Adjustments to opening balance	Increases	Decreases	Closing balance
Fully consolidated companies	2,366	(30)	80	--	2,416
Companies consol. by equity method	639	--	--	--	639
Total	**3,005**	**(30)**	**80**	**--**	**3,055**

Figures in EUR 000s

The most significant negative consolidation differences relate to MAPFRE ASISTENCIA and MAPFRE GUANARTEME, and amount to EUR 1,250,000 and EUR 710,000, respectively.

6.12. TECHNICAL RESERVES

The following table shows the movement of this heading in 2004:

DIRECT INSURANCE AND ACCEPTED REINSURANCE

Item	Opening balance	Adjusts. to opening balance	Approprs.	Applications	Closing balance
Reserve for unearned premiums and for unexpired risks	1,501,333	(44,970)	1,808,398	(1,456,363)	1,808,398
◦ Direct insurance	1,210,424	(41,962)	1,397,497	(1,168,462)	1,397,497
◦ Accepted reinsurance	290,909	(3,008)	410,901	(287,901)	410,901
Reserve for life insurance	11,133,490	21,715	11,791,545	(11,155,205)	11,791,545
- Reserve for unearned premiums and for unexpired risks	61,421	96	81,642	(61,517)	81,642
◦ Direct insurance	33,870	(55)	35,245	(33,815)	35,245
◦ Accepted reinsurance	27,551	151	46,397	(27,702)	46,397
-Mathematical reserves	11,072,069	21,619	11,709,903	(11,093,688)	11,709,903
◦ Direct insurance	11,031,078	19,971	11,663,263	(11,051,049)	11,663,263
◦ Accepted reinsurance	40,991	1,648	46,640	(42,639)	46,640
Reserve for claims	1,974,127	(42,514)	2,245,231	(1,931,613)	2,245,231
◦ Direct insurance	1,661,491	(34,360)	1,900,019	(1,627,131)	1,900,019
◦ Accepted reinsurance	312,636	(8,154)	345,212	(304,482)	345,212
Reserve for profit sharing and returns	30,487	(27)	35,383	(30,460)	35,383
Equalisation reserves	72,049	3	83,211	(51,504)	103,759
Other technical reserves	172,108	(7,619)	196,554	(164,489)	196,554
◦ Direct insurance	172,108	(7,619)	196,554	(164,489)	196,554
Total	**14,883,594**	**(73,412)**	**16,160,322**	**(14,789,634)**	**16,180,870**

Figures in EUR 000s

CEDED REINSURANCE

Item	Opening balance	Adjusts. to opening balance	Appropriations	Applications	Closing balance
Reserve for unearned premiums and for unexpired risks	385,580	(10,415)	475,393	(375,165)	475,393
Reserve for life insurance	5,382	(78)	9,570	(5,304)	9,570
- Reserve for unearned premiums and for unexpired risks	3,742	66	8,992	(3,808)	8,992
- Mathematical reserves	1,640	(144)	578	(1,496)	578
Reserve for claims	650,354	(10,293)	681,475	(640,061)	681,475
Total	**1,041,316**	**(20,786)**	**1,166,438**	**(1,020,530)**	**1,166,438**

Figures in EUR 000s

○ Reserve for risks in progress

The allocation of the reserve for unexpired risks has been effected by the consolidatable Group's insurance companies according to the principles stated in note 5.m) of this annual report.

○ Reserve for life insurance

The allocation of an additional reserve for life insurance due to inadequacy of returns was not required.

○ Reserve for outstanding claims

No detail is provided on the development of the reserve for claims in accepted reinsurance, in particular at MAPFRE Re, as the ceding companies' reinsurance accounts do not provide information on the adequacy or non adequacy of technical reserves as a consequence of the application, on ceding companies' part, of accounting methods different from the method of year of imputation (year of occurrence or accounting year), and therefore it is not possible to supply information on the evolution of the reserve for claims.

The following table highlights the adequacy of the reserve for claims established at the beginning of the year, of the sub groups of companies domiciled in the European Economic Area.

Company	Reserve at the beginning of the year	Payments in the year and reserve at year-end	Adequacy
MAPFRE CAJA MADRID HOLDING	1,307,203	1,310,786	(3,583)
MAPFRE ASISTENCIA	5,291	4,236	1,055
Total	**1,312,494**	**1,315,022**	**(2,528)**

Figures in EUR 000s

○ Other technical reserves

The heading "Other technical reserves" includes the reserve for death insurance. The principles followed in the allocation of this reserve are stated in note 5.m) of this annual report.

6.13. PROVISION FOR PENSIONS AND SIMILAR OBLIGATIONS

The following table details the movement of the provision for pensions and similar obligations in 2004:

Reserves for pensions	Pensions to active staff	Pensions to retired staff
Year's opening balance	**1,274**	**4,022**
Adjustments to opening balance	**(174)**	**(3,999)**
Increases		
◦ Allocations to own or internal pension funds	117	1,306
Decreases		
◦ Payment effected against the pension fund	--	(108)
◦ Excess reserve	(217)	--
Year's closing balance	**1,000**	**1,221**

Figures in EUR 000s

6.14. OTHER PROVISIONS FOR RISKS AND EXPENSES

The following table details the movement of this heading in 2004:

Concept	Opening balance	Adjusts. to opening balance	Approprs.	Applications	Closing balance
Provision for taxes	34,637	(319)	16,414	(14,102)	36,630
Provision for payment of liquidation agreements	2,743	--	422	(542)	2,623
Other provisions	68,827	(347)	42,732	(41,176)	70,036
Total	**106,207**	**(666)**	**59,568**	**(55,820)**	**109,289**

Figures in EUR 000s

The item "provision for taxes" includes provisions for tax debts, these corresponding almost entirely - EUR 30,274,000 - to the MAPFRE AMÉRICA sub-group.

The most significant components of "Other provisions" as at 31 December 2004 are as follows:

- Cover of certain risks deriving from the current economic situation in Argentina, amounting to EUR 12,289,000
- Commitments arising from the sale of Progress Assicurazioni, amounting to EUR 6,621,000.
- Provision for incentives and other remuneration to staff, amounting to EUR 9,481,000.
- Provision for the liabilities that might derive from the settlement of certain appeals, amounting to EUR 8,211,000.
- Provisions to appropriately cover the restructuring of corporate means, amounting to EUR 8,460,000.
- Provisions for third party liability, amounting to EUR 4,000,000.

6.15. LOANS

As at 31 December 2004, the balance of this account includes the nominal amount of debentures issued by the Controlling Company, their most significant terms and conditions being as follows:

- Nature of the issue: simple debentures represented by book entries.
- Total amount: EUR 275 million
- No. of securities: 2,750
- Nominal per security: EUR 100,000
- Issuance date: 12 July 2001
- Term: 10 years
- Maturity: 12 July 2011
- Repayment: In a lump sum at maturity, at par, free of expenses for holders.
- Listing: AIAF Fixed income market
- Coupon: 6.02% per annum, payable on the anniversaries of the issuance date until the final maturity date inclusive.
- Rating of issue: AA- (Standard & Poor's).

The amount received by the Controlling Company upon the issuance was lessened by 0.375% on its nominal figure, in the concept of managers' and underwriters' fees. This fee, together with other issuance expenses, is imputed annually to results following a financial criterion. As at 31 December 2004, the amount pending to be expensed under these concepts is EUR 831,572 and is shown under the heading of deferred expenses.

As at 31 December 2004, interest accrued by outstanding debentures amounted to EUR 7,846,616, and is shown under the heading "Accruals" on the liabilities side.

On 28 February 2002, an interest rate swap was agreed on the total amount of the issue, restructured on 23 June 2003, whereby the Controlling Company receives on an annual basis an amount equivalent to 6.02% up to the final maturity of the issue, and undertakes to pay 2.35% up to 12 July 2004 and the 6-month Euribor plus 1.62% from that date until the final maturity date, with the maximum limit of 6.02% per annum.

6.16. ACCOUNTS PAYABLE

The following table details the balance of debt outstanding to credit institutions and other debts in 2004:

Concept	Secured	Rest	Total	Denominated in Euros
Due to credit institutions				
Due on lease agreements				
Others	--	2,772	2,772	484
Other debt				
Others	2,311	72,966	75,277	67,649
Total	**2,311**	**75,738**	**78,049**	**68,133**
Due on transactions in preparation of insurance contracts				
Others	--	104,531	104,531	104,531
Total	**--**	**104,531**	**104,531**	**104,531**
Other debts				
Due to subsidiaries and associated companies				
Subsidiaries	7	220	227	--
Associated companies	--	528	528	250
Fiscal, corporate and other debt	32,130	555,153	587,283	489,580
Total	**32,137**	**555,901**	**588,038**	**489,830**

Figures in EUR 000s

The CORPORACIÓN MAPFRE Group has debt outstanding to the MAPFRE MUTUALIDAD Group amounting to EUR 688,000.

Amounts due to credit institutions break down as follows:

Type of debt	Amount	Interest rate
Leasing	2,772	7.03%
Credit facilities	5,629	3.47%
Loans	64,539	4.05%
Other facilities	5,109	6.01%
Total	**78,049**	

Figures in EUR 000s

As at 31 December 2004, short term debt arising from transactions in preparation of insurance contracts amounts to EUR 64,972,000 and the remainder has long term maturities, not being subject to the provisions of Act 8/1987 of 8 June.

6.17. TRANSACTIONS WITH SUBSIDIARIES AND ASSOCIATED COMPANIES

The transactions carried out between Group companies, having no effect on results as they were eliminated in the consolidation process, are as follows:

Concept	Expenses	Revenues
Services received / rendered	35,468	29,613
Expenses/revenues from tangible investments	1,414	2,647
Expenses/revenues from investments and bank accts.	1,858	13,518
Other expenses/revenues	12,705	3,364
Dividends distributed	--	257,403
Others	2,874	2,496
Total	**54,319**	**309,041**

Figures in EUR 000s

The amounts included in the profit and loss account as a result of the transactions carried out during the fiscal year are detailed herebelow:

o With non fully consolidated Group companies:

Concept	Expenses	Revenues
Expenses and revenues from tangible investments	--	605
Expenses and revenues from financial invest. and accts.	--	9
Other external services	9,766	--
Other non technical revenues	--	905
Other non technical expenses	873	--
Total	**10,639**	**1,519**

Figures in EUR 000s

o With the MAPFRE MUTUALIDAD consolidatable Group:

Concept	Expenses	Revenues
Expenses and revenues from tangible investments	--	3,522
Expenses and revenues from financial invest. and accts.	242	12
Other non technical revenues	--	2,523
Other non technical expenses	8	--
Other external services	42,138	--
Total	**42,388**	**6,057**

Figures in EUR 000s

6.18. REINSURANCE AND COINSURANCE OPERATIONS

Detailed herebelow are reinsurance and coinsurance transactions carried out between companies in the consolidatable Group, eliminated in the consolidation process:

Concept	Amount
Premiums ceded/accepted	503,111
Claims	194,360
Change in technical reserves	78,047
Commissions	143,417
Interest on deposits	2,997

Figures in EUR 000s

Reinsurance transactions carried out with the MAPFRE MUTUALIDAD consolidatable group are shown herebelow:

Concept	Revenues/(Expenses)	
	Accepted reinsurance	Ceded reinsurance
Premiums	51,831	(38,447)
Claims	(16,805)	7,007
Commissions	(9,800)	6,248
Total	**25,226**	**(25,192)**

Figures in EUR 000s

The following tables detail the balances with reinsurers, ceding companies, deposits placed and technical reserves for reinsurance operations with consolidatable Group companies that were eliminated in the consolidation process, as well as with Group companies not fully consolidated and with higher groups:

ELIMINATED BALANCES

Concept	Accepted reinsurance	Ceded reinsurance
Credits facilities and debt	(53,049)	54,962
Deposits	115,158	(115,158)
Technical reserves	(336,173)	343,406
Total	**(274,064)**	**283,210**

Figures in EUR 000s

NON ELIMINATED BALANCES

Concept	Accepted reinsurance	Ceded reinsurance
Credits facilities and debt	(7,299)	1,888
Deposits	9,805	(390)
Technical reserves	(25,949)	9,472
Total	**(23,443)**	**10,970**

Figures in EUR 000s

6.19. OTHER DETAILS

○ **Extraordinary expenses and revenues**

Extraordinary losses amounted to EUR 11,829,000, of which EUR 5,837,000 correspond to previous years and EUR 5,992,000 to the present year.

Extraordinary profits amounted to EUR 10,487,000, of which EUR 5,848,000 correspond to previous years and EUR 4,639,000 to the present year.

○ **Advanced revenues and expenses**

The following table shows expenses and revenues that, having been accounted for in the year, correspond to a subsequent one:

Concept	Assets	Liabilities
Prepaid expenses	7,212	--
Commissions and other acquisition expenses	303,465	136,988
Others	--	12,789
Total	**310,677**	**149,777**

Figures in EUR 000s

○ **Monetary adjustment**

The accounts "Monetary adjustment positive result" and "Monetary adjustment negative result" include adjustments arising from the effect of exchange rates on the prices of the companies domiciled in countries having high inflation rates.

○ **Labour-related corporate expenses**

The following table shows a breakdown of the item "Labour-related corporate expenses" of the consolidatable Group's Spanish companies:

Concept	Amount
Social Security	53,433
Contributions and allowances to pension plans	21,667
Other labour-related corporate expenses	20,035
Total	**95,135**

Figures in EUR 000s

The amount of "Contributions and allowances to pension plans" includes EUR 13,971,000 corresponding to premiums accrued by MAPFRE VIDA to cover commitments outstanding to active staff and to pensioners for pension supplements and retirement premiums.

6.20. RECLASSIFICATIONS IN THE CONSOLIDATED PROFIT AND LOSS ACCOUNT

The necessary reclassifications of revenues and expenses have been made in fully consolidated instrumental companies to the effect of presentation of the consolidated profit and loss account. Reclassification principles relate to the nature and contents of headings, their amount being insignificant.

7 INFORMATION ON LIFE INSURANCE

7.1. LIFE BUSINESS PORTFOLIO AND PREMIUM INCOME

The following table shows the Life Insurance business portfolio, by premiums written net of cancellations, in the 2004 fiscal year:

Type	Concept	Direct insurance
A		
	Premiums on individual contracts	1,356,789
	Premiums on collective insurance contracts	587,714
	Total	**1,944,503**
B		
	Regular premiums	720,857
	Single premiums	1,223,646
	Total	**1,944,503**
C		
	Premiums from contracts without profit sharing	1,252,759
	Premiums from contracts with profit sharing	648,554
	Premiums from contracts where the investment risk is assumed by policy holders	43,190
	Total	**1,944,503**

Figures in EUR 000s

7.2. TECHNICAL BASES OF THE MAIN LIFE INSURANCE TYPES

The technical bases of the main Life Insurance types are shown herebelow. With respect to Spanish companies, the requirements on return and adequacy of investments pursuant to the legislation in force have been complied with in all cases, allowing to use, in the calculation of the reserve for life insurance, technical interest rates higher than the maximum interest rate published by the Directorate General of Insurance and Pension Funds at the beginning of 2004.

○ **Technical bases at MAPFRE VIDA**

a) Agents Channel

Types	Coverage	Tables	Technical interest rate	Profit sharing	
				Amount	Way of distribution
Individual contracts, with regular premium, and with or without profit sharing:					
- Combined insurance	(1)	GKM80/95	5.57%	1,080	(6)
- Insurance with counter-insurance	(2)	GKM-95	5.21%	1,000	(6)
Individual contracts with single premium without profit sharing:					
- Insurance with counter-insurance	(3)	GKM-95	4.70% (5)	--	--
- Survival	(4)	GRM/F-95	4.32% (5)		
Collective contracts with single premium with profit sharing:					
- Insurance with counter-insurance	(2)	GKM-95	3.19%	1,136	(6)
Collective contracts with single premium with profit sharing:		PERM/F 2000			
- Survival	(4)	P/C (7)	4.86% (5)	--	--
- Insurance with counter-insurance	(2)	GKM-95	4.05%	221	(6)

Figures in EUR 000s

(1) In case of life, an amount of capital at maturity is guaranteed, as well as appreciation of capital allocated by profit sharing. In case of death, a capital is guaranteed consisting of the sum of the net premiums paid until the insured person's death, capitalised at the technical interest (according to products) per full elapsed years, plus the net premiums forecast from the date of death until maturity of the contract. In addition, the mathematical reserve of the "bonuses" assigned in profit sharing is guaranteed.

(2) In case of life, an amount of capital at maturity is guaranteed, as well as appreciation of capital allocated by profit sharing. In case of death, a capital is guaranteed consisting of the sum of the net premiums paid until the insured person's death, capitalised at the technical interest (according to products) per full elapsed years. In addition, the mathematical reserve of the "bonuses" assigned in profit sharing is guaranteed.

(3) In case of life, an amount of capital at maturity is guaranteed. In case of death, the capital guaranteed is the amount of the net premiums paid capitalised at the technical interest rate, during the time elapsed between the effective date and the date of death, considering the fraction of the current year as a full year.

(4) Temporary and for life annuities, in case of survival.

(5) Floating interest rates are applied according to the Technical Note, abiding by the provisions of Royal Decree 2486/1998, approving the Regulations, and of Ministerial Order dated 23 December 1998.

(6) The distribution of profit sharing is instrumented in deferred capital insurance policies with reimbursement of single premium reserves.

(7) As per resolution dated 3 October 2000 of the Directorate General of Insurance and Pension Funds, generational tables PERM/F 2000 C are applied to portfolio contracts, and the PERM/F 2000 P tables are applied to new production from that date.

b) Bank Channel

Types	Coverage	Tables	Technical interest rate	Profit sharing Amount	Profit sharing Way of distribution
Individual contracts, with single premium and with profit sharing:					
- Combined insurance	(1)	GRM/F 95	5.00% (3)		(7)
Individual contracts, with single premium and without profit sharing:					
- Combined insurance	(2)	GRM/F 95	3.66% (5)	--	--
Collective contracts, with single premium and without profit sharing:					
- Survival	(4)	GRM/F 95	5.92% (6)	--	--

Figures in EUR 000s

(1) If the insured person lives at the end of the established period, payment of the insured capital is guaranteed, plus a revaluation linked to the IBEX 35, NIKKEI 225 and S&P500 indexes. In case of the insured person's death during the validity of the insurance policy, an amount of capital is guaranteed, calculated as the addition of the premium paid plus its capitalisation at the technical interest rate from the date when it was paid until the last annual maturity date of the insurance policy prior to the insured person's death.

(2) The insurance policy guarantees payment of a constant annuity while the insured person lives and, should he/she die during the first year of validity of the insurance policy, the return of the premium paid. If death occurs after the first year, the return of the premium is guaranteed plus the lower of 3% of the premium or EUR 6,010.

(3) A minimum return of 5% is guaranteed at five years and one day.

(4) This insurance policy guarantees payment of temporary annuities until retirement, reversible for widowhood / orphanhood; plus a deferred annuity for life, from the time of retirement, reversible for widowhood / orphanhood.

(5) The stated technical interest rate applies during the first 28 or 29 years of validity of the insurance policy (depending upon the contracting date). The rate of 2.50% applies beyond that period.

(6) The stated technical interest rate applies during the first 30 years of validity of the insurance policy. The rate of 2.50% applies beyond that period.

(7) One hundred per cent of the excess over the guaranteed 5% of average revaluation of the IBEX 35, NIKKEI 225 and S&P500 indexes is applied.

Technical bases at MUSINI

Types	Coverage	Tables	Technical interest rate	Profit sharing	
				Amount	Way of distribution
Individual contracts	Death	GK 80	2%	23	As a claim
Collective contracts	Death / Survival	GK 80/PERM-F 2000	2%-4.62%	5,085	As a claim
Regular premium contracts	Death / Survival	GK 80/PERM-F 2000	2%-4.62%	5,108	As a claim
Single premium contracts	Survival	PERM-F 2000	4.62%	--	--
Contracts without profit sharing	Death / Survival	GK 80/PERM-F 2000	2%-4.62%	--	--
Contracts with profit sharing	Death / Survival	GK 80/PERM-F 2000	2%-4.62%	5,108	As a claim

Figures in EUR 000s

The technical interest rates used in the various single premium life insurance policies are specific to each transaction or groups of transactions carried out, and they range between 2.25% and 4.62%.

Technical bases at MUSINI VIDA

Types	Coverage	Tables	Technical interest rate	Profit sharing	
				Amount	Way of distribution
Single premium collective contracts, without profit sharing:					
Survival	(1)	PERM/F 2000 P/C (2)	4.64% (3)	--	--

Figures in EUR 000s

(1) Temporary and for life annuities, in case of survival.

(2) As per resolution of 3 October 2000 of the Directorate General of Insurance and Pension Funds, generational tables PERM/F 2000 C apply to portfolio contracts and PERM/F 2000 P to new production from that date.

(3) Floating interest rates are applied according to the Technical Note, abiding by the provisions of Royal Decree 2486/1998, approving the Regulations, and of Ministerial Order dated 23 December 1998.

8 GEOGRAPHICAL DISTRIBUTION OF BUSINESS

Premium income and technical reserves for direct insurance and accepted reinsurance operations declared by the Group in Spain, the rest of the European Economic Area countries and other countries are detailed herebelow:

Business Line	Spain		European Economic Area		Other countries	
	Premiums	Reserves	Premiums	Reserves	Premiums	Reserves
Life						
Direct insurance	1,838,516	12,008,118	43,062	162,773	62,925	79,554
Accepted reinsurance	32,192	24,189	4,996	4,594	41,780	80,316
Subtotal Life	**1,870,708**	**12,032,307**	**48,058**	**167,367**	**104,705**	**159,870**
Non Life						
Direct insurance	2,291,328	2,496,104	61,481	63,206	1,260,467	804,911
Accepted reinsurance	91,569	144,142	325,111	351,163	367,200	322,941
Subtotal Non Life	**2,382,897**	**2,640,246**	**386,592**	**414,369**	**1,627,667**	**1,127,852**
Total	**4,253,605**	**14,672,553**	**434,650**	**581,736**	**1,732,372**	**1,287,722**

Figures in EUR 000s

9 FISCAL SITUATION

○ Tax consolidation regime

From the 1985 fiscal year onwards, part of the consolidated companies are included under Fiscal Group 9/85 to the effects of the Corporations Tax, the said group being formed by the Controlling Company and its subsidiaries meeting the requirements to be subject to the said tax regime.

In 2004, Fiscal Group 9/85 is formed by the following companies:

CORPORACION MAPFRE, MAPFRE RE, MAPFRE INMUEBLES, DESARROLLOS URBANOS CIC, SERVICIOS INMOBILIARIOS MAPFRE, MAPFRE ASISTENCIA, IBEROASISTENCIA, VIAJES MAPFRE, IBEROASISTENCIA SERVICIOS DE TELEMARKETING, MAPFRE SOFT, CONSULTING DE SOLUCIONES Y TECNOLOGIAS SIAM, MAPFRE AMERICA and MAPFRE ASISTENCIA ORO.

Likewise, from 2002, some other consolidated companies are included under Fiscal Group 95/02 to the effects of the Corporations Tax, the said group being formed by MAPFRE-CAJA MADRID HOLDING DE ENTIDADES ASEGURADORAS, S.A. (hereinafter "MAPFRE-CAJA MADRID HOLDING") and its subsidiaries meeting the requirements to be subject to the said tax regime. In 2004, Fiscal Group 95/02 is formed by the following companies:

MAPFRE-CAJA MADRID HOLDING, MAPFRE VIDA, MAPFRE INVERSIÓN, MAPFRE INVERSIÓN DOS, MAPFRE VIDA PENSIONES, CONSULTORA ACTUARIAL Y DE PENSIONES MAPFRE VIDA, GESTIÓN MODA SHOPPING, MIRACETI, MAPFRE SEGUROS GENERALES, MAPFRE INDUSTRIAL, MAPFRE FINISTERRE, ORIENTE, GESTORA DE ACTIVOS FUNERARIOS, MULTISERVICIOS

MAPFRE, SEPROVAL, MESEVAL, FINISTERRE AGENCIA CANARIA DE SEGUROS, COSEBAL, HEJEAN, AGEPAL, LISS ASSURANCE, SEGURLIS, SEGESYMED, SEPENVAL, SEFIN, MAPFRE CAUCIÓN Y CRÉDITO, MAPFRE SERVICIOS DE CAUCIÓN Y CRÉDITO, MAPFRE CAJA SALUD, CENTRO MÉDICO DE CHEQUEOS MAPFRE VIDA, IGUALSERVICIOS DE HUESCA, CENTROS MÉDICOS ISLAS CANARIAS, MAPFRE GUANARTEME, PROYECTOS Y SERVICIOS MAPFRE, MUSINI VIDA, SERVIMEDIC, MAPFRE AMÉRICA CAUCIÓN Y CRÉDITO, MUSINI, INTERBOLSA, SERVIFINANZAS, GESMUSINI S.G.I.I.C., GESMUSINI CARTERAS and ELIPSE CANARIAS.

○ **Reconciliation of accounting result with the tax base**

The following table sets out the reconciliation between the consolidated profit after tax and minority interests with the aggregate tax base for the year's Corporations Tax, for 2004, of all the fully consolidated companies, excluding foreign companies:

RECONCILIATION OF ACCOUNTING RESULTS WITH THE TAX BASE FOR THE CORPORATIONS TAX

Accounting result for the fiscal year			**182,942**
	Increases	Decreases	
Corporation Tax	118,421		118,421
Permanent differences:			
- Of individual Companies	12,993	47,657	(34,664)
- Of consolidation adjustments	187,569	89,513	98,056
Temporary differences:			
- Of individual Companies:			
Arising in the year	69,038	4,729	64,309
Arising in previous years	651	85,636	(84,985)
- Of consolidation adjustments:			
Arising in the year	19,701	328,635	(308,934)
Arising in previous years	337,336	190	337,146
Set-off negative tax bases			**(373)**
Tax base (tax result)			**371,918**

Figures in EUR 000s

Increases in permanent differences in the year, of individual companies, correspond, basically, to non deductible expenses related to employee's life insurance policies, taxes borne on income received from abroad, and goodwill arising from the merger of ASEICA and MAPFRE CAJA SALUD.

Decreases in permanent differences in the year, of individual companies, arise, mainly, from the exemption of income from foreign subsidiaries, from the allocation of the Reserve for Investments in the Canary Islands, and from the monetary adjustment of gains generated in the sale of assets.

Increases in permanent differences, of consolidation adjustements, are due, mainly, to the elimination of intra-group dividends, eliminated in the accounting consolidation process, to minority shareholders' profit sharing, and to the imputation of losses of companies consolidating by the equity method, excluded in the reconciliation of the accounting result with the tax base.

Decreases in permanent differences, of consolidation adjustements, relate, mainly, to the elimination of profits of companies consolidating by the equity method and of foreign companies, which are not included in this reconciliation.

Increases in temporary differences originating in the year, of individual companies, correspond, mainly, to non deductible expenses on pension related commitments, to the allocation of provisions for liabilities, insolvencies, depreciation of the securities portfolio, and premiums pending collection exceeding the tax deductible amounts.

Increases in temporary differences originating in previous years, of individual companies, correspond to the reversion of the accelerated depreciation of assets established in Royal Decree-Act 3/1993, and to the reversion of profits deriving from the reinvestment deferral tax benefit.

Decreases in temporary differences originating in previous years, of indivudual companies, relate mainly to the recovery of provisions that were considered as non deductible in previous years, mathematical reserves allocated for amounts exceeding the regulatory minimum and reserves for outstanding premiums not older than six months; to the recovery of reserves for pensions of present and retired staff that likewise, and until their externalisation, were considered as a non deductible expense; and to the tax bases imputed by economic interest groupings (AIEs).

The amount of increases in temporary differences originating in the year, of consolidation adjustements, relates, basically, to depreciation of goodwill on consolidation and portfolio acquisition expenses.

The amount of decreases in temporary differences originating in the year, of consolidation adjustements, corresponds mainly to the elimination of the accounting consolidation adjustment made in the concept of allocation to the provision for depreciation of investments in consolidated companies.

The amount of increases in temporary differences originating in previous years, of consolidation adjustements, relates, basically, to the elimination of the accounting consolidation adjustment made for the reversion of the provision for depreciation of subsidiaries established at the end of the preceding fiscal year.

The amount of decreases in temporary differences originating in previous years, of consolidation adjustements, corresponds to the elimination of results from other fiscal years.

The full amount of set-off of negative tax bases corresponds to Tax Group no. 95/02.

During 2004, consolidated companies obtained profits in several foreign countries, with the expense accrued on the various foreign taxes charged on the said profits amounting to EUR 2,061,000.

◦ Prepaid and deferred taxes

Individual companies prepaid taxes of fully consolidated companies as at 31 December 2004, as a consequence of the positive temporary differences accumulated as at the said date, amount to EUR 57,729,000. Of this figure, EUR 22,028,000 have been included in the consolidated companies' Balance Sheet and Profit and Loss Account, pursuant to the criteria established to that effect by the I.C.A.C. resolution of 9 October 1997 and its amendment of 15 March 2002. Of the said figure, EUR 9,632,000 originate in the present year and EUR 12,396,000 come from previous years. The remaining individual companies prepaid taxes of consolidated companies accumulated as at 31 December 2004, which amount to EUR 35,701,000, has not been accounted for pursuant to the criteria established in the said I.C.A.C. resolution of 9 October 1997 and its amendment of 15 March 2002.

Individual companies deferred taxes as at 31 December 2004 of fully consolidated companies amount to EUR 6,906,000, having been included in the respective Balance Sheets and Profit and Loss Accounts.

○ Negative tax bases

Negative tax bases from previous years pending set-off in fully consolidated companies amount to EUR 205,409,000 in aggregate, broken down as follows:

From fiscal year	Amount	Deadline for set-off in fiscal year
1998	22,825	2013
1999	40,938	2014
2000	9,455	2015
2001	35,006	2016
2002	67,624	2017
2003	29,561	2018

Figures in EUR 000s

Tax credits relating to negative tax bases pending set-off by the consolidated companies have not been booked, pursuant to the criteria established by the ICAC resolution of 9 October 1997, and its amendment dated 15 March 2002.

○ Imputation of economic interest groupings (AIEs)

As shareholders in AIEs, consolidated companies received the following imputations in the year:

Concept	Amount
Tax Base	529
Allowances	4
Withholdings	9

Figures in EUR 000s

○ Tax incentives

The detail of tax incentives in fully consolidated companies is as follows:

BREAKDOWN OF TAX INCENTIVES

Type	Amount applied in the year	Amount pending application
Deduction on double taxation - internal	22,383	39,757
Deduction on double taxation - international	1,279	265
Deduction on reinvestment of extraordinary profits	787	--
Bonuses and others	770	--
Staff training and contribution to pension plans	418	73
Creation of employment	7	--

Figures in EUR 000s

As at 31 December 2004, consolidated companies had booked tax credits for deductions pending application amounting to EUR 22,451,000.

In fiscal year 2002, consolidated companies assigned income amounting to EUR 132,670,000 to the transitional regime of reinvestment of extraordinary profits established in the third transitional provision of Act 24/2001, on Fiscal, Administrative and Labour Related Measures, giving rise to a deduction in the amount to be paid under the Corporations Tax in 2001 of EUR 22,556,000. The assets where the reinvestment was carried out must remain in the company's ownership until fiscal year 2007.

Likewise, in years 2002 and 2003, consolidated companies assigned income amounting to EUR 1,459,000, EUR 1,206,000 and EUR 4,697,000, respectively, to the deduction on reinvestment of extraordinary profits established in article 42 of Royal Decree Act 4/2004, having carried out the relevant reinvestments in each year.

In previous years, consolidated companies assigned positive income of EUR 9,234,000 to the tax benefit of reinvestment deferral pursuant to article 21 of the repealed Act 43/1995, on the Corporations Tax, having reinvested EUR 18,263,000 as at year end, the whole amount corresponding to the reinvestment commitment, according to the following breakdown:

Fiscal Year	Amount of Reinvestment	Assigned income
1996	491	299
1998	355	168
1999	4,015	2,703
2000	12,468	5,847
2001	934	217
Total	**18,263**	**9,234**

Figures in EUR 000s

Positive income subject to the tax benefit of deferral on reinvestment is integrated into the consolidated companies' tax base in the tax periods when the assets in which the reinvestment was carried out are depreciated. Of the total amount of this positive income, consolidated companies have already integrated into their tax base the amount of EUR 832,000, as per the following detail:

Fiscal year	Amount
1999	62
2000	97
2001	98
2002	191
2003	192
2004	192
Total	**832**

Figures in EUR 000s

The amount of EUR 8,401,000 is pending integration into the consolidated companies' tax base during fiscal years 2004 to 2052.

○ **Verification by the tax authorities**

Pursuant to the legislation in force, the tax returns filed for the different taxes may not be considered as definitive until they have been inspected by the tax authorities or until the prescription period of four years has elapsed. As a result of the inspection activities completed in 1997 in some of the consolidated companies, in relation to the Corporation Tax for fiscal years 1989 to 1993, as well as to the remaining taxes of fiscal years 1991 to 1994, tax assessments were raised, signed in disagreement, for the Corporation Tax of years 1991, 1992 and 1993, due to disagreement on the qualification of certain assets acquired upon the merger by takeover of several subsidiary companies, carried out on 31 December 1992, for the materialisation of reinvestment to which the exemption of certain positive income generated in years 1990 and 1993 was subject, as well as disagreement on the deductibility of the allocation to the provision for claims pending declaration, and on withholdings on account of the Personal Income Tax, due to disagreement on the determination of the applicable withholding percentages. At year-end, MAPFRE INDUSTRIAL has made a provision for the amount of the tax assessment raised for the non deductibility of the provision for claims pending declaration. Tax liquidations deriving from the said assessments were appealed against and are pending resolution at present, except for those relating to the personal income tax, which have been admitted.

As a consequence of inspection activities relating to fiscal years running from 1 January 1987 to 31 December 1991, regarding the companies MAPFRE FINISTERRE and its subsidiary ORIENTE, both taken over by MAPFRE SEGUROS GENERALES, certain tax assessments were raised that were appealed against, with said appeals having been partly successful. For the portion not accepted, new tax liquidations were raised, which were again appealed against.

In 2001, inspection activities were completed in relation to Group 9/85, formed by CORPORACIÓN MAPFRE and its tax-controlled companies, for all taxes relating to fiscal years 1996 and 1997, as well as for the Corporation Tax of years 1994 and 1995. As a result of said inspection, tax assessments were raised, signed in disagreement, for the Corporation Tax of the years under review, due basically to disagreement on the deductibility of technical reserves, provision for depreciation of fixed assets, Tax on Insurance Premiums, discrepancy in the incorporation to the taxable base of the said tax of certain surcharges collected from insured persons, and on withholdings on account of the Personal Income Tax, due to disagreement on whether certain amounts paid in the concept of transport expenses should be subject to withholding. The said tax assessments have been appealed against, and the appeal was pending resolution at year end.

In 2001, inspection activities were completed at CAJA MADRID VIDA, a company taken over by MAPFRE VIDA pursuant to the general assignment of assets and liabilities that took place on 31 December 2001, relating to all the taxes to which said companies are subject for years 1996 and 1997, as well as to withholdings on account of returns on securities of fiscal year 1998. As a result, tax assessments were signed in disagreement in relation to withholdings on account of returns on securities of fiscal years 1996 to 1998 deriving from deposit administration agreements; these tax assessments were appealed against and are pending resolution, as well as the appeal brought against the tax assessment raised for the same concept and relating to fiscal years 1992 to 1995.

In 2003, a tax inspection took place at CAJA MADRID VIDA, a company taken over by MAPFRE VIDA, with an assessment having been signed in disagreement on the Corporation Tax of fiscal year 2000, due to a discrepancy on the fiscal allowability of default interest on inspection assessments raised in previous years, with the liquidation deriving from the said assessment having been appealed against.

Consequently, and excluding the above mentioned exceptions, consolidated companies have open to inspection all the taxes to which they are subject for the past four fiscal years. In the opinion of the consolidated companies' advisers, the likelihood of fiscal liabilities affecting significantly consolidated companies' financial position as at 31 December 2004 is remote.

◦ Transactions subject to the special Regime of Chapter VIII, Title VIII of Royal Decree-Act 4/2004

Fiscal year 2004

On 31 December 2004, the public deed of merger was executed, with effect 1st January 2004, by MAPFRE SEGUROS GENERALES and MAPFRE FINISTERRE and ORIENTE.

Fiscal year 2003

CORPORACIÓN MAPFRE carried out transactions of exchange of shares in MAPFRE RE for the premises located at Paseo de Recoletos no. 25 in Madrid.

MAPFRE CAJA SALUD carried out transactions of exchange of shares in CENTRO MÉDICO DE CHEQUEOS MAPFRE VIDA for the premises located at calle Llodio S/N in Madrid.

Fiscal year 2002

Merger by takeover of ASEICA on the part of MAPFRE CAJA SALUD.

Fiscal year 2001

- The Controlling Company exchanged shares in MAPFRE SEGUROS GENERALES for shares in MAPFRE CAJA MADRID HOLDING.

- Overall assignment of assets and liabilities of IGUALATORIO MÉDICO QUIRÚRGICO DE HUESCA in favour of its sole shareholder, MAPFRE CAJA SALUD.

- Assignment of the health business of MAPFRE VIDA to MAPFRE CAJA SALUD by a capital increase with non cash contribution of the assets assigned to the said business.

- Overall assignment of assets and liabilities of CAJA MADRID VIDA in favour of its sole shareholder, MAPFRE VIDA.

Fiscal year 2000

- The Controlling Company carried out exchanges of securities, consisting of contributing shares in MAPFRE VIDA, MAPFRE CAUCIÓN Y CRÉDITO and MAPFRE SEGUROS GENERALES.

- Incalbarsa's overall assignment of assets and liabilities in favour of its sole shareholder, CORPORACIÓN MAPFRE.

- MAPFRE CAJA MADRID HOLDING approved a capital increase by non cash contribution of shares in MAPFRE SEGUROS GENERALES, MAPFRE VIDA and MAPFRE CAUCIÓN Y CRÉDITO (shares contributed by CORPORACIÓN MAPFRE) and of shares in CAJA MADRID VIDA, CAJA MADRID SEGUROS GENERALES and CAJA SALUD DE SEGUROS Y REASEGUROS, S.A. (shares contributed by CORPORACIÓN FINANCIERA CAJA DE MADRID, S.A.).

- MAPFRE CAJA MADRID HOLDING contributed shares in CAJA MADRID VIDA and CAJA MADRID SEGUROS GENERALES in the respective capital increases that were respectively approved by MAPFRE VIDA and MAPFRE SEGUROS GENERALES.

- Overall assignment of assets and liabilities by CAJA MADRID SEGUROS GENERALES in favour of its sole shareholder, MAPFRE SEGUROS GENERALES.

- Overall assignment of assets and liabilities of PLANAS SALUD, COMPAÑÍA DE SEGUROS DE ASISTENCIA SANITARIA, S.A. in favour of its sole shareholder, CAJA SALUD (now called MAPFRE CAJA SALUD).

Fiscal year 1997

- Merger by takeover of IMECO S.A. on the part of CAJA SALUD (now called MAPFRE CAJA SALUD).

10 INFORMATION ON NON LIFE INSURANCE

Pursuant to the authorisation extended by the Directorate General of Insurance and Pension Funds, the information required in this section relating to "Technical income and expenses by lines" and "Technical results per year of occurrence" of Non Life Insurance is not given for the following reasons:

- Its scant relevance for the true image of CORPORACIÓN MAPFRE's consolidated accounts, considering the heterogeneity of the markets where its subsidiaries operate and the factors that in each one of them condition the evolution of the various business lines.

- The difficulty of obtaining from subsidiaries not belonging to the European Economic Area, information relating to claims per year; furthermore, the existence of reinsurance entities within the consolidatable group, and the fact that ceding companies follow accounting methods different from that of year of imputation, make it virtually impossible to gather the required data.

- In relation to the consolidated statement of technical income and expenses by business lines, it is difficult to establish the procedure of elimination by lines in the process of consolidation of reinsurance transactions between companies in the consolidatable group.

11 OTHER INFORMATION

11.1. REMUNERATION OF THE CONTROLLING COMPANIES' BOARD OF DIRECTORS

The Board of Directors of CORPORACIÓN MAPFRE is formed by fifteen external directors and three executive directors. Details on the remuneration and other compensation received by the administrators of the Controlling Company in 2004 are given herebelow, irrespectively of the Group company having paid them, broken down by concept:

Concept	Amount
EXTERNAL DIRECTORS	
Attendance fees	288
Fixed allowances	339
Other concepts	80
EXECUTIVE DIRECTORS	
Salaries	1,038
Life insurance policies	40
Other concepts	76
Total	**1,861**

Figures in EUR 000s

External directors' basic remuneration consists of an allowance for their attendance to meetings, which amounted to EUR 1,987 in 2004. In addition, they benefit from a life insurance policy, with an insured capital of EUR 150,253.03 and enjoy some of the claims extended to staff, such as medical insurance. External directors belonging to Commissions or Delegate Committees receive also a fixed annual allowance in that concept, which in 2004 amounted to EUR 13,985 for the Management Commission and EUR 10,490 for delegate committees.

Executive directors receive the remuneration established in their contracts, including fixed salary, bonuses with varying amounts linked to results, life and disability insurance, and other claims generally established for the Group companies' staff; in addition, certain pension complements have been acknowledged to them for the event of retirement, through a life insurance policy, it all according to the remuneration policy established by SISTEMA MAPFRE for its senior managerial staff, whether or not they are directors. Executive directors, however, are not entitled to the remuneration established for external directors, except for the fixed allowance relating to their membership of SISTEMA MAPFRE's Management Commission.

11.2. ADVANCES AND CREDIT FACILITIES TO THE BOARD OF DIRECTORS

At year end no company within the consolidatable Group had advances or credit facilities extended to the members of the Controlling Company's Board of Directors, nor had any extended guarantees on their behalf.

11.3. OBLIGATIONS TO CORPORACIÓN MAPFRE'S BOARD OF DIRECTORS

Commitments in respect of pensions and retirement premium to former and present members of the Controlling Company's board of directors, undertaken by the controlled companies that have externalised their pension related commitments, are covered by the collective life insurance policy taken for said risks as detailed in notes 5.n and 6.19 of the Annual Report. The premium accrued for these concepts in relation to the mentioned Board members amounts to EUR 2,693,260.

11.4. OTHER DETAILS RELATING TO THE BOARD OF DIRECTORS

During the year, the Controlling Company's directors did not carried out any transaction with the Controlling Company itself nor with any other group company outside the scope of the companies' ordinary trading activities, nor under non market conditions.

The Controlling Company's directors do not hold stakes in the capital of companies having the same, similar or complementary nature of activity to that of the Controlling Company, nor carry out, either on their own account or on behalf of third parties, the same, similar or complementary activity to that of the group companies' corporate object, with the following exceptions:

Director	Company	Number of shares/ stocks	Office/ Position
Mr. Juan Fernández- Layos Rubio	Aegon, N.V.	9,800	--
	Münchener Ruck	3,000	--
Mr. Ricardo Blanco	Aegon, N.V.	6,124	--
Mr. Domingo Sugranyes Bickel	Münchener Ruck	67	--
	Aegon, N.V.	320	--
	Axa	142	--
	Fortis	200	--
	Ing	190	--

The situations of this company's directors having stakes or fulfilling activities in other SISTEMA MAPFRE companies have not been taken into account, as they are not considered to have any impact on the duty of loyalty, nor to generate any conflict of interests.

11.5. STAFF

During 2004, Group companies employed the following average staff, detailed by professional category:

Categories	Average number of employees
Managers	779
Clerical staff	5,822
Marketing staff	3,748
Others	4,435
Total	**14,784**

11.6. COMMITMENTS TO THIRD PARTIES

- By virtue of the participation of the MAPFRE Vida policyholders in the returns on investment of their mathematical reserves, when the property elements restated in accordance with Budget Acts 1/1979, 74/1980 and 9/1983 are sold, 90% of the difference between the purchase values and the restated values will be attributed to the said policies in the fiscal year when the sale is made. As at 31 December 2004, the future right of these policies over the amounts of such restatements is estimated at EUR 1,711,000, for which provisions have been made as at the said date.

- MAPFRE Re and MAPFRE Reinsurance Corporation have granted guarantees to third parties, materialised in letters of credit, amounting to EUR 20,915,000.

- As at 31 December 2004, MAPFRE INMUEBLES, a company consolidated by the equity method, had guarantees extended to third parties amounting to EUR 5,000,000, relating mostly to public tenders of land connected to its real estate development activities.

- At year end, CAJA MADRID had indemnities granted in favour of the Controlling Company amounting to EUR 26,063,000, basically corresponding to guarantees issued in favour of the Tax Administration (A.E.A.T.).

- As at 31 December 2004, CAJA MADRID had indemnities in favour of MAPFRE CAJA MADRID HOLDING for an amount of EUR 9,000,000, in the concept of guarantees issued to SEPI in relation to the acquisition of MUSINI and MUSINI VIDA.

- MAPFRE CAJA MADRID HOLDING is joint guarantor of MAPFRE SEGUROS GENERALES in relation to the debt arising from the acquisition of MAPFRE FINISTERRE.

11.7. EXTERNAL AUDITORS' FEES

The fees accrued in favour of External Auditors in the 2004 fiscal year for their account auditing services, amount to EUR 1,732,583, there being also an additional amount of EUR 640,854 in the concept of audit related services and EUR 208,806 accrued for other complementary services provided by them. The last two figures are not considered to jeopardise the independence of auditors.

11.8. ENVIRONMENTAL ISSUES

The Group companies do not have any environment related item that might be significant or specifically included in the present consolidated report.

12 SUBSEQUENT EVENTS

- On 28 January 2005, the controlling company acquired on the Malta Stock Exchange shares in MIDDLESEA INSURANCE PLC (Malta), representing 15.18% of the said company's share capital. With this acquisition, CORPORACIÓN MAPFRE's stake in MIDDLESEA rises to 20.66%. This transaction form part of an agreement between the MIDDLESEA GROUP and MAPFRE, whereby MIDDLESEA INSURANCE PLC will acquire the 39% interest held by the controlling Company in the capital of PROGRESS ASSICURAZIONI S.p.A. (Italy). The balance of both transactions will mean a net payment by CORPORACIÓN MAPFRE of approximately five million Euros.

- Pursuant to the provisions of Regulations (EC) no. 1606/2002 of the European Parliament and the Council, of 19 July 2002, relating to the application of the international accounting standards, and the eleventh final provision of Act 62/2003, of 30 December, on fiscal, administrative and labour measures, CORPORACIÓN MAPFRE shall prepare its consolidated annual accounts corresponding to the fiscal years starting from 1 January 2005 on the basis of the International Financial Reporting Standards (IFRS).

  IFRS require that, except in certain circumstances, information given for comparison purposes with fiscal year 2004 included in the Group's consolidated annual accounts for 2005 be prepared in accordance with the said rules. This will entail modifications in the valuation, classification and presentation of certain balance sheet and profit and loss account items for fiscal year 2004, which were submitted pursuant to the accounting standards generally accepted in Spain. Furthermore, the IFRS require the consolidated annual accounts for 2005 to include the conciliations made in order to show the accounting impact of the change on the consolidated shareholders' equity at the beginning and the closing of fiscal year 2004 and on the consolidated results of the said year.

The Group is developing the conversion process to the IFRS, analysing the accounting impact of their application and those related to the different processes involved, including those linked to reporting systems. The final accounting impact, which shall depend, inter alia, upon other aspects of the new standards or interpretations finally adopted by the European Union, will be detailed in the consolidated annual accounts corresponding to fiscal year 2005.

13 CONSOLIDATED TREASURY'S STATEMENT

1. Cash flow variations during the year	Amount
From trade activities	
Increase	1,334,242
From other operating activities	
Increase	91,374
From fixed assets and investments	
Decrease	(667,939)
From other transactions	
Decrease	(408,836)
From other extraordinary transactions	
Increase	392,112
From transactions with the Public Administration	
Decrease	(387,245)

2. Evolution of cash flow during the year	Amount
1. Cash at beginning of year	502,662
2. Cash at year end	856,370
3. Variation in cash during the year	
Increase	353,708

Figures in EUR 000s

14 STATEMENT OF COVERAGE OF TECHNICAL RESERVES

The following table shows the technical reserves and assets qualifying as coverage as at 31 December 2004 and 2003, resulting from the aggregation of the sole statements of the consolidatable group's insurance companies and the elimination of reinsurance transactions carried out among them:

Sub-group	Technical reserves to be covered		Qualifying assets		Surplus / (Deficit)	
	Non-Life	Life	Non-Life	Life	Non-Life	Life
31 December 2004						
MAPFRE CAJA MADRID HOLDING	2,280,589	11,942,249	2,547,977	13,181,033	267,388	1,238,784
MAPFRE AMÉRICA	762,930	74,589	859,944	88,443	97,014	13,854
MAPFRE RE	609,083	101,729	1,127,909	118,722	518,826	16,993
MAPFRE ASISTENCIA	27,387	--	28,570	--	1,183	--
Total	**3,679,989**	**12,118,567**	**4,564,400**	**13,388,198**	**884,411**	**1,269,631**
31 December 2003						
MAPFRE CAJA MADRID HOLDING	1,904,127	11,403,114	2,118,024	12,304,634	213,897	901,520
MAPFRE AMÉRICA	758,223	93,385	833,865	109,236	75,642	15,851
MAPFRE RE	513,733	31,300	805,358	34,911	291,625	3,611
MAPFRE ASISTENCIA	25,536	--	27,403	--	1,867	--
Total	**3,201,619**	**11,527,799**	**3,784,650**	**12,448,781**	**583,031**	**920,982**

Figures in EUR 000s

The valuation criteria for technical reserves are those shown in note 5m) of this annual report. Assets qualifying as coverage of technical reserves have been valued pursuant to the provisions of article 52 of the Regulations, except in companies not belonging to the European Economic Area, where they have been valued pursuant to the regulations applicable in each country. Likewise, the Spanish companies have applied the diversification and spreading limits established in article 53 of the said Regulations.

15 STATEMENT OF CONSOLIDATED SOLVENCY MARGIN

The following table details the statement of the solvency margin as at 31 December 2004 and 2003:

Concepto	2004	2003
Controlling Company's paid-up share capital	119,450	90,782
Consolidated Group's reserves	1,108,893	603,968
Creditor balance in the consolidated companies' reserves account	241,531	234,209
Creditor balance in the consolidated profit and loss account	80,387	82,256
Negative difference on consolidation	2,416	2,366
Minority interests	720,629	675,733
Future profits from the life business	85,297	193,712
Unrealised gains in:		
Tangible investments	84,932	124,357
Financial investments	246,463	178,070
Others	2,798	1,938
Commissions technically discounted pending amortisation, net	232,635	254,283
Total positive items	**2,925,431**	**2,441,674**
Start-up, incorporation and capital increase expenses	(17,869)	(9,360)
Unrealised losses in:		
Tangible investments	(5,059)	(2,034)
Financial investments	(3,731)	(1,908)
Others	(19,716)	(6,653)
Total negative items	**(46,375)**	**(19,955)**
Solvency margin	2,879,056	2,421,719
Minimum amount of solvency margin	1,193,716	1,079,756
Result of the solvency margin	**1,685,340**	**1,341,963**

Figures in EUR 000s

The following table details the minimum amount of the solvency margin broken down by sub groups and calculated, for subsidiaries operating in countries not belonging to the European Union, pursuant to the rules in force in each country, except in the case of countries where this requirement does not exist or where solvency requirements are not equivalent to those established in the European Union, where it has been calculated pursuant to criteria in line with the Spanish regulations.

Sub-group	Minimum amount of the solvency margin					
	Non Life		Life		Total	
	2004	2003	2004	2003	2004	2003
MAPFRE CAJA MADRID HOLDING	318,827	261,920	527,914	518,865	846,741	780,785
MAPFRE AMÉRICA	206,276	190,794	530	1,689	206,806	192,483
MAPFRE RE	76,559	56,974	48,105	40,577	124,664	97,551
MAPFRE ASISTENCIA	15,505	8,937	--	--	15,505	8,937
Total	**617,167**	**518,625**	**576,549**	**561,131**	**1,193,716**	**1,079,756**

Figures in EUR 000s

For the determination of the consolidatable Group's uncommitted assets, the Controlling Company's shareholders' funds have been taken into account, together with those contributed by the companies forming part of said group. The valuation criteria used are those stemming from the legislation in force as at 31 December 2004. The effect of the corporation tax and profit sharing on capital gains and losses has been deducted from them and, when applicable, profit sharing by policy holders in the Life business.

As the sub-group headed by CORPORACIÓN MAPFRE is integrated into a larger insurance companies' consolidatable Group, the company MAPFRE MUTUALIDAD calculates the said Group's consolidated Solvency Margin.

16 ADDITIONAL NOTE FOR ENGLISH TRANSLATION

These financial statements are presented on the basis of accounting principles generally accepted in Spain. Consequently, certain accounting practices applied by the Company may not conform with generally accepted principles in other countries.

SUBSIDIARIES AND ASSOCIATED COMPANIES (APPENDIX 1)

Name	Address	Activity	Holder
MAPFRE-CAJA MADRID HOLDING			
MAPFRE-CAJA MADRID HOLDING DE ENTIDADES ASEGURADORAS S.A.	Paseo de Recoletos,25 (Madrid)	Holding	CORPORACIÓN MAPFRE
LIFE			
MAPFRE VIDA SOCIEDAD ANÓNIMA DE SEGUROS Y REASEGUROS SOBRE LA VIDA HUMANA	Avda.General Perón,40 (Madrid)	Insurance and Reinsurance	MAPFRE-CAJA MADRID HOLDING
CONSULTORA ACTUARIAL Y DE PENSIONES MAPFRE VIDA S.A.	Avda.General Perón,40 (Madrid)	Consultancy	MAPFRE VIDA CORPORACIÓN MAPFRE
GESTION MODA SHOPPING S.A.	Avda.General Perón,40 (Madrid)	Commercial Centres Management	MAPFRE VIDA CORPORACIÓN MAPFRE
MAPFRE INVERSIÓN SOCIEDAD DE VALORES S.A.	Avda.General Perón, 40 (Madrid)	Securities Broker-Dealer Firm	MAPFRE VIDA CORPORACIÓN MAPFRE
MAPFRE INVERSIÓN DOS SOCIEDAD GESTORA DE INSTITUCIONES DE INVERSIÓN COLECTIVA S.A.	Avda.General Perón,40 (Madrid)	UCITS Management Firm	MAPFRE INVERSIÓN CORPORACIÓN MAPFRE
MAPFRE VIDA PENSIONES, ENTIDAD GESTORA DE FONDOS DE PENSIONES S.A.	Avda.General Perón,40 (Madrid)	Pension Fund Administration	MAPFRE INVERSIÓN CORPORACIÓN MAPFRE
MAPFRE VIDEO Y COMUNICACIÓN S.A.	C/Sor Angela de la Cruz, 6 (Madrid)	Advertising Agency	MAPFRE VIDA MAPFRE SEGUROS GENERALES CORPORACIÓN MAPFRE
MIRACETI S.A.	Avda.General Perón,40 (Madrid)	Real Estate Company	MAPFRE VIDA CORPORACIÓN MAPFRE
MUSINI VIDA SOCIEDAD ANÓNIMA DE SEGUROS Y REASEGUROS SOCIEDAD UNIPERSONAL	C/Manuel Cortina, 2 (Madrid)	Insurance	MAPFRE VIDA
GENERAL INSURANCE			
MAPFRE SEGUROS GENERALES COMPAÑÍA DE SEGUROS Y REASEGUROS S.A.	Paseo de Recoletos,23 (Madrid)	Insurance and Reinsurance	MAPFRE-CAJA MADRID HOLDING
MAPFRE GUANARTEME COMPAÑÍA DE SEGUROS Y REASEGUROS DE CANARIAS S.A.	C/ Poeta Agustín Miralles,3 (Las Palmas de G.C.)	Insurance and Reinsurance	MAPFRE SEGUROS GENERALES SEGESYMED
MAPFRE SEGUROS GERAIS S.A.	Avda. Liberdade, 40 Lisboa (Portugal)	Insurance and Reinsurance	MAPFRE SEGUROS GENERALES
RELECMAP A.I.E..	C/ Manuel Silvela, 15 (Madrid)	Research, Training and Advisory Services	MAPFRE SEGUROS GENERALES MAPFRE INDUSTRIAL MAPFRE GUANARTEME
MAPFRE CONSULTORES DE SEGUROS Y REASEGUROS S.A	Paseo de Recoletos, 25 (Madrid)	Advisory and Management Services	MAPFRE SEGUROS GENERALES CORPORACIÓN MAPFRE
SEGESYMED S.A. SOCIEDAD UNIPERSONAL	Paseo de Recoletos,23 (Madrid)	Medical and Surgical Assistance	MAPFRE SEGUROS GENERALES
MAPFRE SERVICIOS MARÍTIMOS, COMISARIADO Y LIQUIDACIÓN DE AVERÍAS S.A.	Avda. Sabino Arana, 4 (Bilbao)	Loss Adjusters	MAPFRE SEGUROS GENERALES

Figures in EUR 000s

Holding		Figures as at 31-12-2004				Method	Audit	
Amount (*)	%	Capital	Reserves	Result	Interim Dividend	or Procedure	Firm	Review
181,181	51.0000	323,977	623,905	115,524	(97,000)	(A)	E.Y.	C
557,248	99.8530	53,646	264,356	81,232	(48,846)	(A)	E.Y.	C
389	99.9339							
--	0.0661	390	498	125	--	(A)	E.Y.	L
77	99.8215							
--	0.1785	168	74	82	--	(A)	E.Y.	L
42,744	99.9991							
1	0.0009	33,055	42,377	11,461	(9,680)	(B)	E.Y.	C
7,535	99.9853							
2	0.0147	2,043	15,151	1,825	--	(B)	E.Y.	C
8,949	99.9971							
--	0.0029	10,518	10,939	6,184	--	(B)	E.Y.	C
26	43.0000							
4	10.0000							
6	15.0000	60	(18)	--	--	(B)	E.Y.	L
36,000	99.9991							
--	0.0009	33,975	5,041	743	--	(A)	E.Y.	C
100,133	100.0000	22,538	67,641	11,383	--	(A)	E.Y.	C
216,881	100.0000	121,806	73,948	71,075	(39,587)	(A)	E.Y.	C
39,857	99.9980							
--	0.0020	9,018	34,306	16,567	(7,710)	(A)	E.Y.	C
9,666	25.0000	33,109	10,333	2,800	--	(D)	E.Y.	C
217	60.0000							
162	30.0000							
22	4.0000	360	164	--	--	(A)	E.Y.	C
60	50.0000							
61	50.0000	120	918	64	--	(B)	E.Y.	L
2,865	100.0000	3,004	20	(103)	--	(B)	E.Y.	L
793	99.9600	540	1,244	(98)	--	(A)	E.Y.	L

Name	Address	Activity	Holder
GENERAL INSURANCE (continued)			
PROYECTOS Y SERVICIOS MAPFRE S.A.	C/ Poeta Agustín Miralles Sall, 3 (Las Palmas de G.C.)	Insurance Agency	MAPFRE GUANARTEME CORPORACIÓN MAPFRE
ELIPSE CANARIAS S.A.	C/ Poeta Agustín Miralles Sall, 3(Las Palmas de G.C.)	Services	MAPFRE GUANARTEME PROYECTOS Y SERVICIOS MAPFRE
MESEVAL AGENCIA DE SEGUROS S.L. SOCIEDAD UNIPERSONAL	C/Játiva, 23 Valencia	Insurance Agency	MAPFRE SEGUROS GENERALES
MULTISERVICIOS MAPFRE MULTIMAP S.A.	C/ Manuel Silvela, 15 (Madrid)	Real Estate Services	MAPFRE SEGUROS GENERALES MAPFRE INDUSTRIAL
GESTORA DE ACTIVOS FUNERARIOS GESMAP S.A.	Paseo de Recoletos ,23 (Madrid)	Burial Services	MAPFRE SEGUROS GENERALES
COMPAÑÍA CANARIA DE CEMENTERIOS S.A.	C/ Poeta Agustín Miralles Sall, 3(Las Palmas de G.C.)	Sale of cemetery plots	MAPFRE GUANARTEME
TINERFEÑA DE SERVICIOS DE TECNOLOGÍA E INNOVACIÓN PARA EL AUTOMÓVIL S.A.	Subida de Mayorazgo (Santa Cruz de Tenerife)	Car Innovation and Technology Services	MAPFRE GUANARTEME
SEPENVAL S.L.SOCIEDAD UNIPERSONAL	C/Játiva, 23 Valencia	Insurance Agency	MAPFRE SEGUROS GENERALES
GRUPO ALISIO CANARIAS INVERSIONES S.A.	C/Valentín Sanz,39 (Santa Cruz de Tenerife)	Creation and Formation	MAPFRE GUANARTEME
CLÍNICA SANTA CATALINA S.A.	C/León y Castillo, 292 (Las Palmas de G. Canarias)	Medical Assistance	MAPFRE GUANARTEME
INVERSIONES GESTISAN S.L.	C/La Rosa,2 (Santa Cruz de Tenerife)	Hospital Management	MAPFRE GUANARTEME
CLÍNICA SANTA CRUZ S.A.	C/Enrique Wolfson, 8 (Sta. Cruz de Tenerife)	Medical Assistance	MAPFRE GUANARTEME INVERSIONES GESTISAN
LIMPIEZAS Y MANTENIMIENTO HOSPITALARIO S.L.	Avda.Juan Dominguez Pérez,42 (Las Palmas de G. Canarias)	Hospital Cleaning Services	MAPFRE GUANARTEME
FINISTERRE AGENCIA CANARIA DE SEGUROS S.A. SOCIEDAD UNIPERSONAL	C/ Bravo Murillo, 28 (Las Palmas de G.C.)	Insurance Agency	MAPFRE GUANARTEME
SEFIN AGENCIA DE SEGUROS S.A.	C/Játiva, 23 (Valencia)	Insurance Agency	MAPFRE SEGUROS GENERALES
COSEBAL AGENCIA DE SEGUROS S.L. SOCIEDAD UNIPERSONAL	C/Játiva, 23 (Valencia)	Insurance Agency	MAPFRE SEGUROS GENERALES
LISS ASSURANCE AGENCIA DE SEGUROS S.L. SOCIEDAD UNIPERSONAL	C/Játiva, 23 (Valencia)	Insurance Agency	MAPFRE SEGUROS GENERALES
HEJEAN, AGENCIA DE SEGUROS S.L. SOCIEDAD UNIPERSONAL	C/Játiva, 23 (Valencia)	Insurance Agency	MAPFRE SEGUROS GENERALES
AGEPAL, AGENCIA DE SEGUROS S.L. SOCIEDAD UNIPERSONAL	C/Játiva, 23 (Valencia)	Insurance Agency	MAPFRE SEGUROS GENERALES

Figures in EUR 000s

Holding		Figures as at 31-12-2004				Method	Audit	
Amount (*)	%	Capital	Reserves	Result	Interim Dividend	or Procedure	Firm	Review
192	99.8520							
--	0.1480	150	305	303	--	(A)	E.Y.	C
100	99.9900							
--	0.0100	100	--	35	--	(A) (G)	E.Y.	L
60	100.0000	7	27	49	--	(B)	E.Y.	C
226	75.0000							
52	25.0000	300	296	(138)	--	(B)	E.Y.	L
680	100.0000	1,200	(372)	(150)	--	(B)	E.Y.	L
100	33.3300	301	587	16	--	(D)	E.Y.	L
1,770	33.3333	6,000	(423)	(268)	--	(D)	E.Y.	L
48	100.0000	7	(16)	169	--	(B)	E.Y.	C
1,476	25.0000	6,000	(95)	72	--	(D)	E.Y.	L
2,305	25.0000	1,322	4,813	464	--	(D)	E.Y.	L
89	25.0000	6	255	(7)	--	(D)	E.Y.	L
164	25.0000							
--	57.5400	1,323	(209)	(456)	--	(D)	E.Y.	L
12	25.0000	3	51	(49)	--	(D)	E.Y.	L
60	100.0000	60	5	12	--	(B)	E.Y.	L
1,061	100.0000	60	477	52	--	(B)	E.Y.	L
6,333	100.0000	7	935	32	--	(B)	E.Y.	C
34	100.0000	12	8	6	--	(B)	E.Y.	L
456	100.0000	6	15	26	--	(B)	E.Y.	L
3,794	100.0000	7	494	55	--	(B)	E.Y.	L

SUBSIDIARIES AND ASSOCIATED COMPANIES (APPENDIX 1)

Name	Address	Activity	Holder
GENERAL INSURANCE (continued)			
SEPROVAL, AGENCIA DE SEGUROS S.L. SOCIEDAD UNIPERSONAL	C/Játiva, 23 (Valencia)	Insurance Agency	MAPFRE SEGUROS GENERALES
SEGURLIS, AGENCIA DE SEGUROS S.A. SOCIEDAD UNIPERSONAL	C/Játiva, 23 (Valencia)	Insurance Agency	MAPFRE SEGUROS GENERALES
MAPFRE SERVICIOS DE INFORMÁTICA S.A.	Crta. De Pozuelo a Majadahonda, 52 (Majadahonda)	Computer related services	MAPFRE SEGUROS GENERALES
COMMERCIAL INSURANCE			
MAPFRE INDUSTRIAL SOCIEDAD ANÓNIMA DE SEGUROS	C/General Perón, 40 (Madrid)	Insurance and Reinsurance	MAPFRE SEGUROS GENERALES
ITSEMAP SERVICIOS TECNOLÓGICOS MAPFRE S.A.	Paseo de Recoletos, 25 (Madrid)	Consultancy	MAPFRE INDUSTRIAL MAPFRE RE CORPORACIÓN MAPFRE
ITSEMAP MÉXICO SERVICIOS TECNOLÓGICOS MAPFRE S.A.	Porfirio Diaz, 102 Col.Nochebuena México D.F. (México)	Consultancy	ITSEMAP SERVICIOS TECNOLÓGICOS
ITSEMAP PORTUGAL SEGURANÇA E PREVENÇAO LIMITADA	Rua Castillo, 52 Lisboa (Portugal)	Consultancy	ITSEMAP SERVICIOS TECNOLÓGICOS
ITSEMAP VENEZUELA SERVICIOS TECNOLÓGICOS MAPFRE S.A.	Avda.Libertador, Torre Maracaibo Caracas (Venezuela)	Consultancy	ITSEMAP SERVICIOS TECNOLÓGICOS
ITSEMAP CHILE, SERVICIOS TECNOLÓGICOS MAPFRE S.A.	Apoquindo, 4499 Santigo (Chile)	Consultancy	ITSEMAP SERVICIOS TECNOLÓGICOS INVERSIONES IBÉRICAS
ITSEMAP BRASIL SERVICIOS TECNOLÓGICOS MAPFRE S.A.	Rua São Carlos do Pinhal, 696 - São Paulo (Brazil)	Consultancy	ITSEMAP SERVICIOS TECNOLÓGICOS MAPFRE RE ASSESORÍA
MUSINI SOCIEDAD ANÓNIMA DE SEGUROS Y REASEGUROS	C/Manuel Cortina, 2 (Madrid)	Insurance	MAPFRE-CAJA MADRID HOLDING
INTERBOLSA S.A.	C/Manuel Cortina, 2 (Madrid)	Financial	MUSINI
SERVIFINANZAS S.A. SOCIEDAD UNIPERSONAL	C/Manuel Cortina, 2 (Madrid)	Financial	MUSINI
GESMUSINI S.G.I.I.C. S.A. SOCIEDAD UNIPERSONAL	C/Padilla, 26 (Madrid)	Financial	MUSINI
GESMUSINI GESTIÓN S.A. SOCIEDAD UNIPERSONAL	C/Padilla, 26 (Madrid)	Financial	MUSINI
INDUSTRIAL RE MUSINI S.A.	6B Route de Trèves, Senningerberg (Luxembourg)	Reinsurance	MUSINI
MAPFRE CAUCIÓN Y CRÉDITO COMPAÑÍA INTERNACIONAL DE SEGUROS Y REASEGUROS S.A.	Avda. General Perón, 40 (Madrid)	Insurance and Reinsurance	MAPFRE-CAJA MADRID HOLDING MAPFRE INDUSTRIAL
MAPFRE AMÉRICA CAUCIÓN Y CRÉDITO S.A.	Avda. General Perón, 40 (Madrid)	Holding	MAPFRE CAUCIÓN Y CRÉDITO
MAPFRE SERVICIOS DE CAUCIÓN S.A.	(Madrid) Avda. General Perón, 40	Services	MAPFRE CAUCIÓN Y CRÉDITO CORPORACIÓN MAPFRE

Figures in EUR 000s

Holding		Figures as at 31-12-2004				Method	Audit	
Amount (*)	%	Capital	Reserves	Result	Interim Dividend	or Procedure	Firm	Review
2,148	100.0000	15	650	28	--	(B)	E.Y.	L
620	100.0000	6	266	99	--	(B)	E.Y.	L
86	4.1600	1,803			--	(D)	E.Y.	C
30,030	99.9986	30,000	17,654	22,385	(9,853)	(A)	E.Y.	C
1,189	60.0000							
596	39.9752							
--	0.0248	1,502	334	167	--	(B)	E.Y.	L
96	99.9998	59	129	66	--	(B)	--	--
203	99.9857	229	15	42	--	(B)	--	--
25	100.0000	9	(22)	--	--	(B)	--	--
57	75.0000							
8	25.0000	71	(41)	--	--	(B)	--	--
350	99.9792							
--	0.0208	541	(240)	55	--	(B)	--	--
183,811	99.9308	18,030	35,109	91,050	(5,969)	(A)	E.Y.	C
10	80.0000	60	539	5	--	(A)	E.Y.	C
677	100.0000	216	14,092	219	--	(A)	E.Y.	C
662	100.0000	691	1,155	93	--	(A)	E.Y.	C
296	100.0000	322	489	(22)	--	(A)	E.Y.	C
1,174	99.8000	1,540	--	--	--	(A)	E.Y.	C
14,247	99.9933							
7	0.0067	9,030	8,075	7,123	(2,631)	(A)	E.Y.	C
7,222	75.0000	18,055	(1,272)	838	--	(A)	E.Y.	C
210	99.6800							
--	0.3200	210	(50)	--	--	(A)	E.Y.	L

Name	Address	Activity	Holder
COMMERCIAL INSURANCE (continued)			
MAPFRE GARANTÍAS Y CRÉDITO S.A.	Teatinos, 280 Santiago de Chile (Chile)	Insurance	MAPFRE AMÉRICA CAUCIÓN Y CRÉDITO INVERSIONES IBÉRICAS
MAPFRE SEGURADORA DE GARANTÍA E CRÉDITO S.A.	Avda.Mª Coelho Aguiar 215 São Paulo (Brazil)	Insurance	MAPFRE AMÉRICA CAUCIÓN Y CRÉDITO
COMPAÑÍA DE SEGUROS DE CRÉDITOS COMERCIALES S.A.	Carrera 64 nº149 A-30 Medellín (Colombia)	Insurance	MAPFRE AMÉRICA CAUCIÓN Y CRÉDITO
MAPFRE SEGUROS DE CRÉDITO S.A.	Avda. Magnocentro, 5 México D.F. (México)	Insurance	MAPFRE AMÉRICA CAUCIÓN Y CRÉDITO SEGUROS TEPEYAC
HEALTH			
MAPFRE CAJA SALUD DE SEGUROS Y REASEGUROS S.A.	Pº de la Castellana, 189 (Madrid)	Insurance and Reinsurance	MAPFRE-CAJA MADRID HOLDING MAPFRE VIDA
IGUALSERVICIOS HUESCA S.L.	C/Tarbes, 3 (Huesca)	Medical Services	MAPFRE CAJA SALUD
CENTRO MÉDICO DE CHEQUEOS MAPFRE VIDA	Avda. General Perón, 40 (Madrid)	Medical Services	MAPFRE CAJA SALUD CORPORACIÓN MAPFRE
CENTROS MÉDICOS ISLAS CANARIAS	C/ Rafael Cabrera,22 (Las Palmas de G.C.)	Medical Services	MAPFRE CAJA SALUD
SERVIMEDIC BALEAR S.L.	C/Carlos I, 4 Bajo (Palma de Mallorca)	Medical Services	MAPFRE CAJA SALUD
REINSURANCE			
MAPFRE RE COMPAÑÍA DE REASEGUROS S.A.	Paseo de Recoletos,25 (Madrid)	Reinsurance	CORPORACIÓN MAPFRE
COMPAGNIE INTERNATIONAL D'ASSURANCES ET REASSURANCES (C.I.A.R.)	45, Rue de Treves Brussels (Belgium)	Insurance and Reinsurance	MAPFRE RE MAPLUX REINSURANCE
MAPFRE CHILE REASEGUROS S.A.	Avda. Apoquindo, 4499 Santiago (Chile)	Reinsurance	MAPFRE RE
INVERSIONES IBÉRICAS S.A.	Avda. Apoquindo, 4499 Santiago (Chile)	Financial and Real Estate	MAPFRE RE
CAJA REASEGURADORA DE CHILE S.A.	Avda.Apoquindo, 4499 Santiago (Chile)	Reinsurance	INVERSIONES MAPFRE CHILE RE
INMOBILIARIA COSTA DE MONTEMAR S.A.	Avda.Apoquindo, 4499 Santiago (Chile)	Real Estate	INVERSIONES IBÉRICAS
CAJA RE ARGENTINA S.A.	Bouchard 547 piso 14 Buenos Aires (Argentina)	Advisory Services	INVERSIONES IBÉRICAS
INVERSIONES MAPFRE RE	Calle 72/10-07-oficina 502 Bogotá (Colombia)	Investments and Securities and Real Estate Management	MAPFRE RE INVERSIONES IBÉRICAS
MAPLUX REINSURANCE COMPANY LTD	E Building Immeuble C6,Parc d´Activile Syrdall Munsbanch (Luxembourg)	Reinsurance	MAPFRE RE CORPORACIÓN MAPFRE
MAPFRE RE MANAGEMENT SERVICES U.K. COMPANY LIMITED	Philpot Lane, 2-3 London (United Kingdom)	Real Estate Services	MAPFRE RE

Figures in EUR 000s

Holding		Figures as at 31-12-2004				Method	Audit	
Amount (*)	%	Capital	Reserves	Result	Interim Dividend	or Procedure	Firm	Review
4,321	99.9923							
--	0.0077	4,514	(124)	638	--	(A)	E.Y.	C
2,699	100.0000	5,688	(1,600)	897	--	(A)	E.Y.	C
1,482	73.0800	4,294	137	296	--	(A)	E.Y.	C
12,615	99.9800							
--	0.0200	4,496	(1,166)	(284)	--	(A)	E.Y.	C
56,113	74.9888							
18,526	25.0000	70,275	20,842	2,030	--	(A)	E.Y.	C
285	100.0000	813	(271)	(257)	--	(A)	--	--
3,144	99.9880							
--	0.0120	2,496	373	275	--	(A)	E.Y.	L
2,913	100.0000	3,000	5	(92)	--	(A)	--	--
--	100.0000	3	16	(56)	--	(A)	--	--
302,138	87.8941	202,770	221,716	38,555	(17,660)	(A)	E.Y.	C
6,548	74.9300							
1,997	25.0700	2,957	4,445	529	--	(A)	E.Y.	C
9,673	99.9986	18,994	17,247	665	--	(A)	E.Y.	C
17,192	99.9986	9,388	19,914	(418)	--	(A)	E.Y.	C
23,275	99.6759	11,448	10,457	1,415	--	(A)	E.Y.	C
4,847	31.4400	17,114	(1,586)	(111)	--	(D)	E.Y.	C
109	99.9900	200	(87)	5	--	(A)	--	--
1,575	94.9000							
140	5.0999	5,006	(2,154)	(85)	--	(A)	E.Y.	C
2,005	99.9630							
1	0.0370	2,522	449	--	--	(A)	E.Y.	C
--	100.0000	818	--	--	--	(A)	--	--

SUBSIDIARIES AND ASSOCIATED COMPANIES (APPENDIX 1)

Name	Address	Activity	Holder
REINSURANCE (continued)			
MAPFRE RE ASSESORÍA LTDA.	Rua Sao Carlos do Pinhal, 696 -Sao Paulo (Brazil)	Consultancy	MAPFRE RE ITSEMAP DO BRASIL
ADMINISTRADORA DE PROPIEDADES S.A.	Napoleón 3096 Santiago (Chile)	Real Estate	INVERSIONES IBÉRICAS
COMERCIAL Y TURISMO S.A.	Napoleón 3096 Santiago (Chile)	Real Estate	INVERSIONES IBÉRICAS
MAPFRE RE HOLDINGS INC.	100 Campus Drive New Jersey 07932-2006 (U.S.A.)	Holding	MAPFRE RE
MAPFRE REINSURANCE CORPORATION	100 Campus Drive New Jersey 07932-2006 (U.S.A.)	Insurance and Reinsurance	MAPFRE RE HOLDINGS
INMOBILIARIA PRESIDENTE FIGUEROA ALCORTA S.A.	Bouchard 547 piso 14 B. Aires (Argentina)	Real Estate	MAPFRE RE
INMOBILIARIA TIRILLUCA S.A.	Avda. Apoquindo, 4499 Santiago (Chile)	Real Estate	INVERSIONES IBÉRICAS
MAPFRE COMPAÑÍA DE SERVICIOS GENERALES	Junior Tarata, 16 Lima (Perú)	Consultancy	MAPFRE RE INVERSIONES IBÉRICAS
MAPFRE MANDATOS Y SERVICIOS	Figueroa Alcorta, 3102 B. Aires (Argentina)	Services	CAJA REASEGURADORA DE ARGENTINA MAPFRE RE
REINSURANCE MANAGEMENT INC.	100 Campus Drive New Jersey 07932-2006 (U.S.A.)	Services	MAPFRE RE HOLDINGS
ASSISTANCE			
MAPFRE ASISTENCIA COMPAÑÍA INTERNACIONAL DE SEGUROS Y REASEGUROS S.A.	Sor Ángela de la Cruz, 6 (Madrid)	Insurance and Reinsurance	CORPORACIÓN MAPFRE
IBEROASISTENCIA PORTUGAL	Avda. Liberdade, 40 Lisboa (Portugal)	Travel Assistance	MAPFRE ASISTENCIA
BRASIL ASISTENCIA	Ed.Crystal Tower Alameda Mamore 989 06454-040 Alphaville S.Paulo (Brazil)	Travel Assistance	MAPFRE ASISTENCIA
AFRIQUE ASSISTANCE	16, Rue Dr.Alphonse Laverning 1002 (Tunis)	Travel Assistance	MAPFRE ASISTENCIA
VENEASISTENCIA	Avda.del Libertador Torre Maracaibo Caracas (Venezuela)	Travel Assistance	MAPFRE ASISTENCIA MAPFRE RE
COMPAÑÍA DE ASISTENCIA DE LOS ANDES S.A.	Carrera, 11, Nº 93 - B - 09 Bogotá (Colombia)	Travel Assistance	MAPFRE ASISTENCIA INVERSIONES MAPFRE RE IBEROASISTENCIA
FEDERAL ASSIST	7300 Corporate Center Drive, Suite 601 Miami - Florida 33126 (USA)	Travel Assistance	MAPFRE ASISTENCIA
IBEROASISTENCIA ARGENTINA S.A.	Tucuman, 744 B. Aires (Argentina)	Travel Assistance	MAPFRE ASISTENCIA IBEROASISTENCIA

Figures in EUR 000s

Holding		Figures as at 31-12-2004				Method	Audit	
Amount (*)	%	Capital	Reserves	Result	Interim Dividend	or Procedure	Firm	Review
11	99.9998							
--	0.0002	1,246	(1,229)	(7)	--	(B)	--	--
9	31.2900	838	(914)	105	--	(D)	--	--
--	31.2000	132	(112)	(31)	--	(D)	--	--
121,002	100.0000	42,425	71,997	1,399	--	(A)	E.Y.	C
110,000	100.0000	3,855	108,417	(708)	--	(A)	E.Y.	C
10	99.9000	27	(264)	247	--	(A)	--	--
3,393	43.7500	8,623	(794)	(74)	--	(D)	E.Y.	C
73	98.0000							
--	1.0000	108	(35)	1	--	(A)	--	--
--	1.0000							
90	99.0000	133	(21)	(20)	--	(A)	--	--
--	100.0000	--	--	--	--	(A)	E.Y.	C
59,471	99.9971	56,732	5,362	2,276	(2,253)	(A)	E.Y.	C
340	100.0000	60	2	279	--	(A)	E.Y.	C
5,854	99.9990	5,071	401	381	--	(A)	E.Y.	C
363	49.0000	613	139	94	--	(D)	MENJ	C
94	99.9980							
1	0.0020	118	132	(155)	--	(A)	E.Y.	C
646	94.8999							
--	0.0008							
--	5.0977	266	360	55	--	(A)	E.Y.	C
1,241	100.0000	1,468	(420)	192	--	(A)	E.Y.	C
1,180	99.9900							
--	0.0100	2,476	(1,494)	198	--	(A)	E.Y.	C

SUBSIDIARIES AND ASSOCIATED COMPANIES (APPENDIX 1)

Name	Address	Activity	Holder
ASSISTANCE (continued)			
SUR ASISTENCIA	Av.Apoquindo 4499 Santiago de Chile (Chile)	Travel Assistance	MAPFRE ASISTENCIA IBEROASISTENCIA
IBEROASISTENCIA S.A.	Sor Ángela de la Cruz, 6 (Madrid)	Travel Assistance	MAPFRE ASISTENCIA
IRELAND ASSIST	22-26 Prospect Hill Galway (Ireland)	Travel Assistance	MAPFRE ASISTENCIA
GULF ASSIST E.C.	Manama Centre Building Manama (Barhrain)	Travel Assistance	MAPFRE ASISTENCIA
FRANCE ASSISTANCE	55, Rue Raspail Levallois Perret (France)	Travel Assistance	MAPFRE ASISTENCIA
EUROSOS ASSISTANCE	282 Messogion Avenue . 155,62 Neo Psichico Atenas (Greece)	Travel Assistance	IBEROASISTENCIA MAPFRE ASISTENCIA
CARIBE ASISTENCIA	Avda. Tiradentes, Esq.Pres. Gonzalez. Edif. La Cumbre. Ens. Naco. Dominican Republic	Travel Assistance	MAPFRE ASISTENCIA
ECUASISTENCIA	Avda.Doce de Octubre, 1942 -Quito (Ecuador)	Travel Assistance	MAPFRE ASISTENCIA ANDIASISTENCIA
CONSULTING DE SOLUCIONES Y TECNOLOGÍAS SIAM	Sor Ángela de la Cruz, 6 (Madrid)	Consultancy	MAPFRE ASISTENCIA IBEROASISTENCIA
PERÚ ASISTENCIA S.A.	Tarata 160-9ª -Miraflores Lima (Perú)	Travel Assistance	MAPFRE ASISTENCIA IBEROASISTENCIA
VIAJES MAPFRE S.A.	Sor Ángela de la Cruz, 6 (Madrid)	Travel Agency	MAPFRE ASISTENCIA IBEROASISTENCIA
MELIÁ TOUR	Sor Ángela de la Cruz, 6 (Madrid)	Wholesale Travel	MAPFRE ASISTENCIA
MÉXICO ASISTENCIA	Avda. Insurgentes Sur, 1685 Colonia Guadalupe Inn México D.F. México	Travel Assistance	MAPFRE ASISTENCIA
IBERO ASISTENCIA SERVICIOS DE TELEMARKETING S.L.	Sor Ángela de la Cruz, 6 (Madrid)	Telemarketing	MAPFRE ASISTENCIA IBEROASISTENCIA
ALLMAP ASSIST GMBH	Im Rosengarten, 256 61118 Bal Vilbel (Germany)	Travel Assistance	MAPFRE ASISTENCIA IBEROASISTENCIA
PANAMÁ ASISTENCIA	Calle 50 local 9 D, piso 9 Panamá, Bella Vista (Panamá)	Travel Assistance	MAPFRE ASISTENCIA
TUR ASSIST.	Hakki Yeten Caddesi Dogu is Merkezi 17/2 (Turkey)	Travel Assistance	MAPFRE ASISTENCIA IIBEROASISTENCIA
URUGUAY ASISTENCIA	Rincón, 487 of.610 Montevideo (Uruguay)	Travel Assistance	MAPFRE ASISTENCIA IIBEROASISTENCIA
ASISTENCIA BOLIVIANA	Celso Castedo Barba, 39 Centro- Santa Cruz (Bolivia)	Travel Assistance	MAPFRE ASISTENCIA

Figures in EUR 000s

Holding Amount (*)	%	Figures as at 31-12-2004 Capital	Reserves	Result	Interim Dividend	Method or Procedure	Audit Firm	Review
496	99.0000							
--	1.0000	384	780	397	--	(A)	E.Y.	C
531	99.9300	334	(75)	272	--	(A)	E.Y.	C
426	100.0000	454	364	133	--	(B)	E.Y.	C
487	74.6250	588	294	747	--	(A)	E.Y.	C
--	100.0000	1,522	(1,065)	(1,270)	--	(B)	E.Y.	C
--	0.5000							
259	99.5000	587	(107)	(91)	--	(A)	E.Y.	C
387	51.9997	376	188	336	--	(A)	E.Y.	C
95	50.0000							
--	50.0000	21	40	187	--	(B)	E.Y.	C
3,157	99.0000							
--	1.0000	3,240	5	(86)	--	(B)	--	--
--	99.8636							
--	0.1361	92	(40)	(105)	--	(B)	--	--
3,353	99.7600							
--	0.2400	3,422	238	65	--	(B)	E.Y.	C
435	50.0000	981	(99)	1	--	(D) (G)	E.Y.	L
293	99.9998	143	555	64	--	(A)	E.Y.	C
11	26.5000							
--	73.4500	331	68	(214)	--	(B)	E.Y.	C
--	99.9500							
--	0.0500	120	(35)	(18)	--	(B)	--	--
205	58.0000	440	14	59	--	(B)	E.Y.	C
--	91.6667							
--	8.3333	24	--	(187)	--	(B)	E.Y.	C
321	94.8165							
--	5.1835	398	(92)	150	--	(A)	--	--
76	99.4600	105	(24)	(4)	--	(B)	E.Y.	C

Name	Address	Activity	Holder
ASSISTANCE (continued)			
COSTA RICA ASISTENCIA	Sabana Norte rest Chicote 100 mN 25 E 200 N 25 E San José de Costa Rica (Costa Rica)	Travel Assistance	MAPFRE ASISTENCIA
QUETZAL ASISTENCIA	Diagonal 6, zona 10 Ed.internaciones, Of. 301 (Guatemala)	Travel Assistance	MAPFRE ASISTENCIA
EL SALVADOR ASISTENCIA S.A.	Centro Financ Gigante Torre B 3° nivel sobre Alameda Roosvelt S.Salvador (El Salvador)	Travel Assistance	MAPFRE ASISTENCIA IBEROASISTENCIA
NICASSIT S.A.	Edificio PCS Digital, 2° Km 4,5 Carretera a Masaya Managua, Nicaragua	Travel Assistance	MAPFRE ASISTENCIA
BENELUX ASSIST. S.A.	Rue de Treves, 45 Brussels (Belgium)	Travel Assistance	MAPFRE ASISTENCIA
NOVASSIST S.L.R.	Vía G. Cuboni, 12 Rome (Italy)	Travel Assistance	MAPFRE ASISTENCIA IBEROASISTENCIA
VIAJES TÍVOLI	Coso,89-91 (Zaragoza)	Travel Agency	MAPFRE ASISTENCIA
GENERAL SERVICES REINSURANCE LIMITED	38/39 Fitzwilliam Square Dublin 2 (Ireland)	Reinsurance	MAPFRE ASISTENCIA
NUOVI SERVIZI AUTO S.P.A.	Strada Trossi 10/A 13030 Verrone (Italy)	Warranty extensions	MAPFRE ASISTENCIA IBEROASISTENCIA
ALLIANCE OPTIMALE S.L.R.	Zac de la Donniere, 8 69970 Marennes (France)	Warranty of vehicles	NUOVO SERVIZI AUTO
JMDS	Route des Trois Cantons 11 L- 18399 Windhoj (Luxembourg)	Warranty of vehicles	NUOVO SERVIZI AUTO
SDMA	Zac de la Donniere, 8 69970 Marennes (France)	Warranty of vehicles	NUOVO SERVIZI AUTO
NORASIST S.A.	1930 Yonge S.T. Suite 1028 Toronto, Ontario M4S IZ4 (Canadá)	Travel Assistance	FEDERAL ASSIST
BRICKELL FINANCIAL SERVICES INC.	7300 Corporate Center Drive, Suite 601 Miami – Florida 33126 (USA)	Travel Assistance	MAPFRE ASISTENCIA
ROAD CHINA ASSISTANCE	Jianguolu Chaoyang District, Beijing, PR (China)	Travel Assistance	MAPFRE ASISTENCIA
SERVICES FOR THE ELDERLY			
MAPFRE ASISTENCIA ORO	C/ Sor Ángela de la Cruz, 6 (Madrid)	Services for the Elderly	MAPFRE ASISTENCIA IBEROASISTENCIA
MAPFRE QUAVITAE S.A.	C/Fuencarral, 123 (Madrid)	Assistance Services	MAPFRE SEGUROS GENERALES CORPORACIÓN MAPFRE
QUAVITAE BALEARES S.A.	C/Fuencarral, 123 (Madrid)	Services for the Elderly	MAPFRE QUAVITAE
QUAVITAE BIZI-KALITATE S.L.	C/Teodoro González de Zárate, 14 (Vitoria)	Services for the Elderly	MAPFRE QUAVITAE

Figures in EUR 000s

Holding Amount (*)	Holding %	Figures as at 31-12-2004 Capital	Reserves	Result	Interim Dividend	Method or Procedure	Audit Firm	Audit Review
54	100.0000	212	(115)	(43)	--	(B)	--	--
209	99.9920	119	43	48	--	(A)	E.Y.	C
70 --	99.9900 0.0100	50	23	274	--	(A)	P.M.A.	C
65	100.0000	36	--	102	--	(B)	--	--
699	70.0000	1,922	(1,098)	174	--	(B)	E.Y.	C
91 --	99.0000 1.0000	110	--	(18)	--	(B)	--	--
125	20.0000	155	1,800	(625)	--	(D)	--	--
474	100.0000	500	--	246	--	(A)	E.Y.	C
1,649 --	99.9900 0.0100	1,100	77	1,380	--	(A)	--	--
46	100.0000	46	2	2	--	(B)	--	--
31	100.0000	31	36	1	--	(B)	--	--
55	100.0000	150	(203)	108	--	(B)	E.Y.	C
200	100.0000	218	--	(18)	--	(B)	--	--
52	100.0000	342	(295)	(436)	--	(A)	E.Y.	C
121	100,0000	734	--	--	--	(B)	--	--
5,962 --	99.7500 0.2500	17,000	34	(56)	--	(A)	E.Y.	C
4,479 22,478	10.7642 46.0736	32,129	3,349	(2,271)	--	(A)	E.Y.	C
--	85.0000	1,200	(799)	(1,073)	--	(A) (G)	E.Y.	C
2,911	99.9990	2,911	1,051	720	--	(A) (G)	E.Y.	C

SUBSIDIARIES AND ASSOCIATED COMPANIES (APPENDIX 1)

Name	Address	Activity	Holder
SERVICES FOR THE ELDERLY (continued)			
AZUL CENTROS RESIDENCIALES S.A.	C/Antonio Maura, 18 (Madrid)	Services for the Elderly	MAPFRE QUAVITAE
SERVEIS INTEGRALS PER A L´AUTONOMIA S.A.	C/Sant Antoni María Claret, 200 (Barcelona)	Services for the Elderly	MAPFRE QUAVITAE
PROVITAE CENTROS ASISTENCIALES S.L.	C/Fuencarral, 123 (Madrid)	Services for the Elderly	MAPFRE QUAVITAE
BIOINGIENERIA ARAGONESA S.L.	C/Matías Pastor Sancho, 9 (Zaragoza)	Technology for the Elderly	MAPFRE QUAVITAE MAPFRE SEGUROS GENERALES
REAL ESTATE			
MAPFRE INMUEBLES S.A.	Prieto Ureña,6 (Madrid)	Real Estate	CORPORACIÓN MAPFRE
DESARROLLOS URBANOS CIC. S.A.	Prieto Ureña, 6 (Madrid)	Real Estate Services	MAPFRE INMUEBLES CORPORACIÓN MAPFRE
SERVICIOS INMOBILIARIOS MAPFRE S.A.	Prieto Ureña,6 (Madrid)	Real Estate	MAPFRE INMUEBLES DESARROLLOS URBANOS
INMOBILIARIA BRAVO UREÑA S.L.	Juan Bravo, 3 (Madrid)	Real Estate	MAPFRE INMUEBLES
OTHERS			
PROGRESS ASSICURAZIONI S.P.A.	Villa de Gregorio Piazza Alberico Gentili,3 Palermo (Italy)	Insurance	CORPORACIÓN MAPFRE
MAPFRE ASIAN INSURANCE CORPORATION	Rada St. Corner de la Rosa Sta. Manila (Philippines)	Insurance	CORPORACIÓN MAPFRE
DETECTAR D.T. TRANSF. E ADMON. DE RISCOS	Avda.MºCoelho Aguiar, 215 São Paulo (Brazil)	Risk Administration	CORPORACIÓN MAPFRE
FANCY INVESTMENT S.A..	Avda. 18 de Julio, 841 Montevideo (Uruguay)	Financial	CORPORACIÓN MAPFRE
CAJA MADRID BOLSA SOCIEDAD DE VALORES Y BOLSA	Calle Serrano 39.(Madrid)	Securities Dealer Firm	CORPORACIÓN MAPFRE
GESMADRID SOCIEDAD GESTORA DE INSTITUCIONES DE INVERSIÓN COLECTIVA	Pº de la Castellana 189, 6ªplanta (Madrid)	Investment Company	CORPORACIÓN MAPFRE
CAJA MADRID PENSIONES ENTIDAD GESTORA DE FONDOS DE PENSIONES	Pº de la Castellana 189 (Madrid)	Pension Fund Management Firm	CORPORACIÓN MAPFRE
MIDDLESEA INSURANCE P.L.C.	Floriana JTL, 16 (Malta)	Insurance	CORPORACIÓN MAPFRE
MAPFRE INTERNET S.A.	Crta. Pozuelo a Majadahonda, 52 Majadahonda (Madrid)	Computer related services	MAPFRE VIDA MAPFRE SEGUROS GENERALES MAPFRE INDUSTRIAL MAPFRE CAJA SALUD MAPFRE CAUCIÓN Y CRÉDITO MAPFRE RE CORPORACIÓN MAPFRE MAPFRE ASISTENCIA

Figures in EUR 000s

Holding		Figures as at 31-12-2004				Method	Audit	
Amount (*)	%	Capital	Reserves	Result	Interim Dividend	or Procedure	Firm	Review
--	50.0000	1,527	98	(2,165)	--	(F) (G)	E.Y.	L
--	100.0000	120	(1,672)	(1,564)	--	(A) (G)	E.Y.	L
3,123	50.0000	6,314	(69)	(69)	--	(F) (G)	E.Y.	L
653	59.9900							
263	40.0000	142	1,041	569	--	(A)	E.Y.	L
30,465	99.9203	16,240	26,865	5,425	(2,756)	(B)	E.Y.	C
510	99.9216							
--	0.0784	383	77	10	--	(B)	E.Y.	L
300	99.9000							
--	0.1000	300	5	55	--	(B)	E.Y.	L
601	50.0000	1,202	216	836	--	(B)	E.Y.	C
7,897	38.9731	15,000	5,120	1,076	--	(D)	--	--
7,395	99.9181	3,921	2,725	755	--	(A)	E.Y.	C
7,425	100.0000	5,333	1,537	555	--	(A)	E.Y.	C
3,563	100.0000	12,117	(8,796)	239	--	(A)	--	--
8,199	30.0000	24,762	4,035	4,440	(3,179)	(D)	D.T.	C
11,870	30.0000	26,187	14,972	11,349	(10,361)	(D)	D.T.	C
7,645	30.0000	21,280	5,668	3,366	(2,578)	(D)	D.T.	C
3,947	5.4855	14,391	36,430	2,563	--	(D)	P.C.	C
365	15.0000							
547	22.0000							
293	1.2500							
--	4.0000							
--	1.2500							
24	1.0000							
26	1.0000							
48	2.0000	30,000	(6,576)	152	--	(D)	E.Y.	L

SUBSIDIARIES AND ASSOCIATED COMPANIES (APPENDIX 1)

Name	Address	Activity	Holder
OTHERS (continued)			
MAPFRE INFORMÁTICA A.I.E.	Ctra.Pozuelo-Majadahonda, 52 (Madrid)	Computer related Services	MAPFRE INDUSTRIAL MAPFRE GUANARTEME MAPFRE INVERSIÓN MAPFRE SEGUROS GENERALES MAPFRE VIDA MAPFRE CAUCIÓN Y CRÉDITO MAPFRE CAJA SALUD MAPFRE-CAJA MADRID HOLDING CORPORACIÓN MAPFRE MAPFRE RE MAPFRE ASISTENCIA MAPFRE AMÉRICA
MAPFRE AMÉRICA			
MAPFRE AMÉRICA S.A.	Ctra.Pozuelo Majadahonda, 52 (Madrid)	Holding	CORPORACIÓN MAPFRE
ARGENTINA			
MAPFRE ARGENTINA HOLDING S.A.	Lavalle, 348 B.Aires (Argentina)	Holding	MAPFRE AMÉRICA
MAPFRE ARGENTINA SEGUROS S.A.	Lavalle, 348 (B.Aires (Argentina)	Insurance	MAPFRE ARGENTINA
ACONCAGUA SEGUROS DE RETIRO S.A.	Lavalle, 348 B.Aires (Argentina)	Insurance	MAPFRE ARGENTINA HOLDING MAPFRE ARGENTINA SEGUROS
SURASSUR S.A.	Lavalle, 348 B.Aires (Argentina)	Insurance Brokerage	MAPFRE ARGENTINA HOLDING
CESVI ARGENTINA S.A.	Calle 9 y 17. Parque Ind.Pilar- Buenos Aires (Argentina)	Control of Claims	MAPFRE ARGENTINA SEGUROS
MAPFRE ARGENTINA A.R.T.	Lavalle 348, Buenos Aires (Argentina)	Work Accidents Insurance	MAPFRE ARGENTINA HOLDING MAPFRE ARGENTINA SEGUROS
MAPFRE ARGENTINA SEGUROS DE VIDA S.A.	Lavalle 348, Buenos Aires (Argentina)	Life Insurance	MAPFRE ARGENTINA
BRAZIL			
MAPFRE VERA CRUZ SEGURADORA S.A.	Av.María Coelho Aguiar, 215 São Paulo (Brazil)	Insurance	MAPFRE DO BRASIL MAPFRE AMÉRICA
SEGURADORA ROMA S.A.	Avda.9 de Julio 4017 São Paulo (Brazil)	Insurance	MAPFRE VERA CRUZ SEGURADORA
MAPFRE DO BRASIL CONSULTORÍA E SERVICIOS LTDA.	Rua São Carós do Pinhal São Paulo (Brazil)	Advisory Firm	CORPORACIÓN MAPFRE MAPFRE AMÉRICA
MAPFRE VERA CRUZ VIDA E PREVIDENCIA S.A.	Av.María Coelho Aguiar, 215 -São Paulo (Brazil)	Insurance	MAPFRE VERA CRUZ SEGURADORA FANCY
SANTACATARINA SEGUROS E PREVIDENCIA, S.A.	Rua Padre Mighelinho, 80 Florianapolis (Brazil)	Insurance	MAPFRE VERA CRUZ SEGURADORA

Figures in EUR 000s

Holding Amount (*)	%	Capital	Reserves	Result	Interim Dividend	Method or Procedure	Audit Firm	Audit Review
70	7.0000							
70	7.0000							
5	0.5000							
120	12.1000							
50	5.0000							
25	2.5000							
--	0.1000							
--	0.1000							
--	0.1000							
10	1.0000							
--	1.0000							
--	0.5000	1,000	--	--	--	(D)	E.Y.	C
446,982	84.9169	403,977	(5,919)	15,924	--	(A)	E.Y.	L
18,738	100.0000	17,757	9,818	1,978	--	(A)	E.Y.	L
20,021	99.9979	16,319	2,392	1,310	--	(A)	E.Y.	C
--	23.5688							
--	76.4312	7	(6)	(1)	--	(A)	--	--
--	100.0000	86	(61)	(31)	--	(A)	E.Y.	L
115	4.3700	3,139	(136)	171	--	(D)	E.Y.	C
7,549	99.2696							
56	0.7304	2,594	4,173	838	--	(A)	E.Y.	L
113	20.0000	9,931	(8,141)	373	--	(D)	E.Y.	C
12,831	30.3924							
31,211	69.6076	93,794	(39,193)	6,346	--	(A)	E.Y.	C
6,091	46.0300	5,234	857	--	--	(D)	E.Y.	C
55	0.5143							
18,409	99.4857	29,684	4,226	(13)	--	(A)	E.Y.	C
5,007	9.8967							
3,080	12.3683	33,307	(9,039)	706	--	(D)	E.Y.	C
113	13.3125	657	215	--	--	(D)	--	--

SUBSIDIARIES AND ASSOCIATED COMPANIES (APPENDIX 1)

Name	Address	Activity	Holder
CHILE			
MAPFRE CHILE SEGUROS S.A.	Teatinos 280, piso 6° Santiago de Chile (Chile)	Holding	MAPFRE AMÉRICA INVERSIONES MAPFRE CHILE RE
EUROAMÉRICA ASESORÍAS GENERALES S.A.	Teatinos 280, piso 4° Santiago de Chile (Chile)	Investment Company	MAPFRE CHILE SEGUROS
MAPFRE COMPAÑÍA DE SEGUROS GENERALES DE CHILE S.A.	Teatinos 280, piso 4° Santiago de Chile (Chile)	Insurance	MAPFRE CHILE SEGUROS EUROAMÉRICA ASESORÍAS
COLOMBIA			
MAPFRE SEGUROS GENERALES DE COLOMBIA S.A.	Carrera, 7, nº 74-36 Santa Fé de Bogotá (Colombia)	Insurance	MAPFRE AMÉRICA APOINT
CREDIMAPFRE	Carrera, 7, nº 74-36 Santa Fé de Bogotá (Colombia)	Real Estate Financial Company	GESTIMAP MAPFRE SEGUROS GENERALES DE COLOMBIA
GESTIMAP S.A.	Carrera, 7, nº 74-36 Santa Fé de Bogotá (Colombia)	Information on spare parts for vehicles	MAPFRE SEGUROS GENERALES DE COLOMBIA CREDIMAPFRE
AUTOMOTORES CAPITAL LTDA	Carrera, 7, nº 74-36 Santa Fé de Bogotá (Colombia)	Repair, purchase and sale of vehicles	CREDIMAPFRE
MAPFRE COLOMBIA VIDA S.A.	Carrera, 7, nº 74-36 Santa Fé de Bogotá (Colombia)	Insurance	APOINT
CESVI COLOMBIA	Autop. Bogotá-Medellín, km 1,8 Santa Fé de Bogotá (Colombia)	Scientific and technical research	MAPFRE SEGUROS GENERALES DE COLOMBIA
MEXICO			
MAPFRE TEPEYAC S.A.	Av.Magnocentro 5 Col.C.San Fernando Huixquilucan (México)	Insurance	MAPFRE AMÉRICA GRUPO CORPORATIVO LML
GRUPO CORPORATIVO LML	Av. Magnocentro 5 Col. C. San Fernando Huixquilucan (México)	Holding	MAPFRE AMÉRICA
EDITORIAL DIANA S.A. DE C.V.	Arenal, 24. Edif. NTE 1°piso México D.F. (México)	Publishing Company	MAPFRE TEPEYAC
UNIDAD MÓVIL DE DIAGNÓSTICO S.A.	Av.Magnocentro 5 Col.C.San Fernando Huixquilucan (México)	Medical Services	MAPFRE TEPEYAC
ASSET DEFENSA LEGAL MEXICANA S.A. DE C.V.	Prado Sur, 230 Col. Lomas Chapultepec México D.F. (México)	Legal Counsellors	MAPFRE TEPEYAC
CESVI MÉXICO	Calle 1 Sur nº 101 Parque Ind.Toluca 2000 Toluca (México)	Research Centre	MAPFRE TEPEYAC
TEPEYAC ASESORES	Av.Magnocentro 5 Col.C.San Fernando Huixquilucan (México)	Fund Administration	MAPFRE TEPEYAC

Figures in EUR 000s

Holding		Figures as at 31-12-2004				Method	Audit	
Amount (*)	%	Capital	Reserves	Result	Interim Dividend	or Procedure	Firm	Review
23,347	99.9937							
1	0.0042	24,729	8,568	(1,094)	--	(A)	E.Y.	C
8,292	100.0000	6,130	661	1,501		(A)	E.Y.	C
11,991	59.1500							
8,282	40.8500	15,429	1,343	3,501	--	(A)	E.Y.	C
15,798	94.2294							
4,246	5.7623	33,426	(17,283)	622	--	(A)	E.Y.	C
142	5.0833							
2,654	94.9144	1,730	795	271	--	(A)	E.Y.	C
151	92.5888							
12	7.4112	178	2	(17)	--	(B)	E.Y.	C
11	100.0000	1	10	--	--	(B)	--	--
--	5.0000	10,262	(5,914)	20	--	(D)	E.Y.	C
109	3.6400	1,735	1,648	32	--	(D)	E.Y.	C
21,194	55.6602							
57,343	44.3398	10,681	89,420	9,020	--	(A)	E.Y.	C
91,029	100.0000	39,407	(4,885)	4	--	(A)	E.Y.	C
1,154	20.1552	24,438	(18,613)	(96)	--	(D)	E.Y.	C
94	99.9982	189	(117)	22	--	(B)	E.Y.	C
116	78.8145	118	(9)	38	--	(B)	E.Y.	C
401	13.9500	3,117	(150)	(93)	--	(D)	E.Y.	C
40	16.0000	507	(209)	(48)	--	(D)	--	--

SUBSIDIARIES AND ASSOCIATED COMPANIES (APPENDIX 1)

Name	Address	Activity	Holder
PARAGUAY			
MAPFRE PARAGUAY COMPAÑÍA DE SEGUROS S.A.	Av.Mariscal López, 910 Asunción (Paraguay)	Insurance	MAPFRE AMÉRICA
PERU			
MAPFRE PERÚ COMPAÑÍA DE SEGUROS Y REASEGUROS	Av.Veintiocho de Julio, 873 Miraflores- Lima 18 (Perú)	Insurance and Reinsurance	MAPFRE AMÉRICA
TERRENOS Y LOCALES S.A.	Av.Veintiocho de Julio, 873 Miraflores- Lima 18 (Perú)	Real Estate	MAPFRE PERÚ
PUERTO RICO			
MAPFRE PRAICO CORPORATION	Avda.Chardón C.González Hato RE.Y. - San Juan (Puerto Rico)	Insurance	MAPFRE AMÉRICA
MAPFRE PRAICO INSURANCE COMPANY	Avda.Chardón C.González Hato RE.Y. - San Juan (Puerto Rico)	Insurance	MAPFRE PRAICO CORPORATION
MAPFRE PREFERRED RISK INSURANCE COMPANY	Avda.Chardón C.González Hato RE.Y. - San Juan (Puerto Rico)	Insurance	MAPFRE PRAICO INSURANCE
MAPFRE PAN AMERICAN INSURANCE COMPANY	Avda.Chardón C.González Hato RE.Y. - San Juan (Puerto Rico)	Insurance	MAPFRE PRAICO CORPORATION
PUERTO RICAN INSURANCE AGENCY INC.	Avda.Chardón C.González Hato RE.Y. - San Juan (Puerto Rico)	Insurance Brokerage	MAPFRE PRAICO CORPORATION
PAN AMERICAN FINANCE CORPORATION	Avda.Chardón C.González Hato RE.Y. - San Juan (Puerto Rico)	Financial	MAPFRE PRAICO CORPORATION MAPFRE PAN AMERICAN
MAPFRE LIFE INSURANCE COMPANY	Avda.Chardón C.González Hato RE.Y. - San Juan (Puerto Rico)	Insurance	MAPFRE PRAICO CORPORATION
MAPFRE LIFE FINANCIAL SERVICES CO.	Avda.Chardón C.González Hato RE.Y. - San Juan (Puerto Rico)	Insurance Agency	MAPFRE LIFE INSURANCE
URUGUAY			
MAPFRE URUGUAY S.A.	Bulevar Artigas, 459 Montevideo (Uruguay)	Insurance	MAPFRE AMÉRICA
APOINT S.A.	Col. 993 Piso 3 Montevideo (Uruguay)	Financial	MAPFRE AMÉRICA

Figures in EUR 000s

Holding		Figures as at 31-12-2004				Method	Audit	
Amount (*)	%	Capital	Reserves	Result	Interim Dividend	or Procedure	Firm	Review
1,984	81.2200	1,435	703	308	--	(A)	E.Y.	C
5.781	98,9471	4,526	1,021	1,331	--	(A)	E.Y.	C
556	66.3948	1,726	(833)	(55)	--	(A)	E.Y.	C
93,733	100.0000	6,202	132,172	(1,855)	--	(A)	E.Y.	C
93,980	100.0000	4,001	81,645	8,334	--	(A)	E.Y.	C
21,741	100.0000	800	17,039	3,902	--	(A)	E.Y.	C
38,618	100.0000	880	31,489	6,249	--	(A)	E.Y.	C
139	100.0000	2	162	(25)	--	(A)	E.Y.	C
271 456	37.2208 62.7792	65	642	20	--	(A)	E.Y.	C
7,475	65.4100	1,545	9,371	512	--	(A)	E.Y.	C
--	100.0000	324	(373)	--	--	(A)	E.Y.	C
2,271	100.0000	4,506	(1,060)	(1,171)	--	(A)	E.Y.	C
5,831	100.0000	3,661	730	(360)	--	(A)	--	--

SUBSIDIARIES AND ASSOCIATED COMPANIES (APPENDIX 1)

Name	Address	Activity	Holder
VENEZUELA			
MAPFRE LA SEGURIDAD S.A.	Calle 3ª Parcela 9 Edif. Seg. La Seguridad Caracas (Venezuela)	Insurance and Reinsurance	MAPFRE AMÉRICA
CEFOPROSEG C.A.	Calle 3ª Parcela 9 Edif. Seg. La Seguridad Caracas (Venezuela)	Training	MAPFRE LA SEGURIDAD
INVERSORA SEGURIDAD C.A.	Calle 3ª Parcela 9 Edif. Seg. La Seguridad Caracas (Venezuela)	Policy Financing	MAPFRE LA SEGURIDAD
CORPORACIÓN SLS 024 C.A.	Calle 3ª Parcela 9 Edif. Seg. La Seguridad Caracas (Venezuela)	Sale of cemetery plots	MAPFRE LA SEGURIDAD
INMOBILIARIA 96 C.A.	Calle 3ª Parcela 9 Edif. Seg. La Seguridad Caracas (Venezuela)	Real Estate	MAPFRE LA SEGURIDAD
ESTACIONAMIENTOS EL CHORRO	Calle 3ª Parcela 9 Edif. Seg. La Seguridad Caracas (Venezuela)	Property Administration	MAPFRE LA SEGURIDAD
EL SALVADOR			
LA CENTROAMERICANA S.A.	Alameda Roosevelt, 31-07 San Salvador (El Salvador)	Insurance	MAPFRE AMÉRICA
INMOBILIARIA AMERICANA S.A.	Alameda Roosevelt, 31-07 San Salvador (El Salvador)	Real Estate	MAPFRE AMÉRICA
SPAIN			
INVERSIONES PERUANAS	General Perón, 40 (Madrid)	Holding	MAPFRE AMÉRICA
MAPFRE SOFT S.A.	Ctra.Pozuelo-Majadahonda, 52. Majadahonda (Madrid)	Computer related Services	MAPFRE AMÉRICA

Figures in EUR 000s

(*) Net values after deduction of pending payments and provisions for depreciation of investments.

CONSOLIDATION METHOD OR PROCEDURE

(A) Controlled companies fully consolidated
(B) Controlled companies consolidated by the equity method
(C) Controlled companies excluded from consolidation
(D) Associated and investee companies recorded by the equity method
(E) Associated and investee companies excluded from consolidation
(F) Multi-group companies consolidated by proportional integration
(G) Companies consolidated this year for the first time

olding		Figures as at 31-12-2004				Method	Audit	
Amount (*)	%	Capital	Reserves	Result	Interim Dividend	or Procedure	Firm	Review
62,184	99.5159	25,335	144,637	19,095	--	(A)	E.Y.	C
5	100.0000	--	5	--	--	(B)	E.Y.	L
19,156	100.0000	8,426	6,241	4,489	--	(A)	E.Y.	L
1,051	100.0000	1,166	--	(115)	--	(A)	E.Y.	L
6	100.0000	--	6	--	--	(A)	E.Y.	L
6	100.0000	6	--	--	--	(A)	E.Y.	L
11,117	72.8373	6,871	2,846	1,452	--	(A)	P.C.	C
3,890	78.3539	6,196	(1,523)	116	--	(A)	P.C.	C
1,402	12.9613	10,436	21	358	--	(D)	E.Y.	L
1,872	99.9991	2,161	(482)	1,208	--	(B)	E.Y.	L

AUDITORS

E.Y.	Ernst & Young
D.T.	Deloitte & Touche
P.C.	Pricewaterhouse Coopers
MENJ	R.Menjou

AUDIT REVIEW

"L"	Limited
"C"	Full
"—"	No review carried out

SUMMARISED CONSOLIDATED BALANCE SHEET AND PROFIT AND LOSS ACCOUNT OF MAPFRE INVERSIÓN , SOCIEDAD DE VALORES, S.A. AS AT 31 DECEMBER 2004 (APPENDIX 2)

Balance sheet

ASSETS	
Fixed assets	1,055
Trading portfolio	901,786
Credits on trading operations	35,660
Other assets	9,975
Total assets	**948,476**
LIABILITIES	
Shareholders equity	75,432
Reserves in fully consolidated companies	21,001
Negative consolidation difference	1,166
Year results attributable to the group	19,470
Interim dividend paid	(9,680)
Debts	811,775
Other liabilities	29,312
Total liabilities	**948,476**

Profit and loss account

INCOME	
Trading and markets	3,338
Management	41,432
ORDINARY MARGIN	44,770
Operating expenses	14,498
OPERATING MARGIN	30,272
Other results	104
PRE-TAX RESULT	**30,376**
AFTER TAX RESULT	**19,470**

Figures in EUR 000s

Auditor's Report on the Consolidated Annual Accounts 2004



ERNST & YOUNG

Torre Picasso
Plaza Pablo Ruiz Picasso, 1
28020 Madrid

Teléfono: 915 727 200
Fax: 915 727 270
www.ey.com/es

AUDIT REPORT ON THE CONSOLIDATED ANNUAL ACCOUNTS
"Translation of a report and financial statement originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails" (see Note 16)

To the shareholders of
CORPORACIÓN MAPFRE, S.A.

1. We have audited the consolidated annual accounts of CORPORACIÓN MAPFRE, S.A. and its subsidiaries (Note 2), which consist of the consolidated balance sheet at December 31, 2004, the consolidated profit and loss account and the consolidated notes thereto for the year then ended, the preparation of which is the responsibility of the Company's directors. Our responsibility is to express an opinion on the aforementioned consolidated annual accounts taken as a whole, based upon work performed in accordance with auditing standards generally accepted in Spain, which require the examination, through the performance of selective tests, of the evidence supporting the consolidated annual accounts, and the evaluation of their presentation, of the accounting principles applied, and of the estimates made.

2. In compliance with Spanish mercantile law, for comparative purposes the Company's directors have included for each of the captions presented in the consolidated balance sheet, the consolidated profit and loss account, the consolidated statement of technical provisions coverage and the statement of consolidated solvency margin in addition to the figures of 2004, those of 2003. Our opinion refers only to the consolidated annual accounts for 2004. On February 18, 2004, we issued our audit report on the 2003 consolidated annual accounts, in which we expressed an unqualified opinion.

3. As explained in Note 10, the information relating to "Technical income and expenses by lines" and "Technical results per year of occurrence" for the non life business of the consolidated Group is not reflected due to the various circumstances described in said note. The Corporation obtained express authorization for this omission from the Directorate General for Insurance and Pension Funds on February 7, 2005.

4. The Corporation and several of its subsidiaries have performed significant transactions with other MAPFRE SYSTEM companies. Information on these transactions is given in Notes 6.17, 6.18 and 6.19.

Ernst & Young, S.L.
Domicilio Social: Plaza Pablo Ruiz Picasso, 1. 28020 Madrid.
Inscrita en el Registro Mercantil de Madrid al Tomo 12749, Libro 0,
Folio 215, Sección 8ª, Hoja M-23123, Inscripción 116. C.I.F. B-78970506

ERNST & YOUNG

5. In our opinion, the accompanying 2004 consolidated annual accounts give a true and fair view, in all material respects, of the net equity and financial position of CORPORACIÓN MAPFRE, S.A. and its subsidiaries (Note 2) at December 31, 2004, and the results of their operations for the year then ended, and contain the required information necessary for their adequate interpretation and comprehension in conformity with accounting principles and criteria generally accepted in Spain, applied on a basis consistent with those of the preceding year.

6. The accompanying consolidated management report for the year ended December 31, 2004 contains such explanations as the parent Company's directors consider appropriate concerning the situation of CORPORACIÓN MAPFRE, S.A. and its subsidiaries, the evolution of their business and other matters, and is not an integral part of the consolidated annual accounts. We have checked that the accounting information included in the report mentioned above agrees with the consolidated annual accounts for the year ended December 31, 2004. Our work as auditors is limited to verifying the consolidated management report in accordance with the scope mentioned in this paragraph, and does not include the review of information other than that obtained from the accounting records of the Corporation and its subsidiaries.

ERNST & YOUNG, S.L.

Manuel Martínez Pedraza

Madrid, February 9, 2005

Proposed Resolutions

- To approve the Annual Accounts, both individual and consolidated relating to fiscal year 2004.

- To approve the distribution of profits as proposed by the Board of Directors, and as a result, to distribute a total dividend of (0.27) euros gross per share for shares num-bered from 1 to 238,900,706 both inclusive. Part of this dividend, in the amount of 0.15 euros gross per share was advanced under a resolution of the Board of Directors passed on 27 October 2004, and the remainder, up to the approved total, will be paid as from 14 March 2005.

- To approve the management of the Board of Directors during fiscal year 2004.

- To re-elect Santiago Gayarre Bermejo as a member of the Board of Directors for a further period of four years.

  This proposal for re-election has the support of the Remuneration and Appointment Committee.

- To amend the first paragraph and the last insertion of the second paragraph of Article 17 of the company's by-laws, which shall have the following wording:

First paragraph

"Those Board members who do not have executive functions within the company or companies which are part of its Group (external Directors) shall receive a fixed basic remuneration which may be greater for those persons who have duties within the Board or carry out the functions of chairman of the Executive Committee or another Delegated Committee. This remuneration may be complemented by additional non-monetary compensation (life or health insurance, bonuses, etc.) generally established for company personnel. The Board Members who form part of the Executive Committee or of the Delegated Committees shall receive an additional stipend for attending the meetings of these committees."

Last insertion in the second paragraph

"They shall not receive the remuneration to which external Directors are entitled, ex-cept for those granted the members of the Executive Committee or of the Delegated Committees as long as it has been agreed upon by the Board of Directors."

- To establish 25,000 euros as the fixed allocated remuneration for non-executive directors who are members of the Board of Directors as of 1 January 2005. Said amount shall be applicable during 2005 and it shall be increased in following years by the same percentage established for salary increases for company personnel. The allocated amount shall be increased by 35% for those persons occupying the position of president or vice-president of the Board or president of an Executive Committee or Delegated Committee. Such increase shall be non-cumulative where the same person occupies more than one position.

  The remuneration for members of an Executive Committee or Delegated Committee for attending such respective meetings for 2005 shall be fixed at a 2,500 euros allowance, revisable according to the terms set out in the previous paragraph. Where meetings of two or more bodies are held together, only one allowance shall be paid.

- To authorize the Board of Directors, in accordance with Company law, article 153, to increase the share capital once, or more than once, up to a maximum of 59,725,176 euros, equivalent to 50% of the present share capital during the next five years from the date of said resolution. The Board shall freely fix the terms and conditions of such capital increase under said authorization, and therefore be able to issue shares, with or with no voting rights, at a premium, and amend, in its case, article 5 of the by-laws in order to adapt it to the resulting share capital. The present authorization implies the revocation of the authorization granted on 21 April 2001 in the part which is no longer used.

- File an application with the Stock Exchange to list the shares issued by the company as a result of capital increases the Board of Directors could carry out in exercising its authority referred to in the preceding agreement, in accordance with article 27 b) of the Stock Exchange Rules, and Royal Decree 1.536/81, and according to the same terms and conditions anticipated in said article. It is expressly agreed that in the case of a subsequent application for exclusion from listing, this resolution shall be adopted with the same formalities, and in such case, the interest of shareholders who either oppose the resolution or do not vote shall be guaranteed. The resolution to officially list the shares presumes compliance with Stock Exchange regulations at any time, especially regarding trading, permanence and exclusion from official listing.

- To renew the appointment of the firm Ernst & Young, S.L. as Auditors of the com-pany both for the Individual Annual Financial Statements and for the Consolidated Accounts, should the company be under a duty to formulate such accounts or decide to do so voluntarily, for a period of one year, that is, for fiscal year 2005, notwithstanding that the said appointment may be revo-ked by the Shareholders' meeting prior to the end of the said period, should there be just cause.

- To delegate the widest of powers to the Chairman of the Board of Directors, Mr. Carlos Alva-rez Jiménez, the Executive Vice-Chairman, Mr. Domingo Sugranyes Bickel, and the Secretary to the Board, Mr. José Manuel González Porro so that they may, separately, execute the afore-said resolutions and engross them in pub-lic format whenever necessary, and to adapt them, should the donees deem this to be pertinent, to conform to any observations made by the Com-panies Register.

- To thank all those involved in the management of the company for their loyal co-operation during this fiscal year.







Corporate Governance Annual Report



Corporate Governance Annual Report

OWNERSHIP STRUCTURE

1) Share Capital

The share capital of CORPORACIÓN MAPFRE amounts to ONE HUNDRED NINETEEN MILLION, FOUR HUNDRED FIFTY THOUSAND, THREE HUNDRED FIFTY-THREE (119,450,353) EUROS, represented by 238,900,706 ordinary shares with a par value of €0.50 each, numbered consecutively from 1 to 238,900,706, both inclusive, which are all fully paid up. All the shares are equal, and all shareholders have the same rights and duties.

The most recent increase in the company's share capital was approved on March 6, 2004 and consisted of the issue and placement of 57,336,170 ordinary shares with a value of €0.50 each. Shares were issued at the rate of 1,746%, that is, at € 8.73 each. The capital increase was fully subscribed and paid up.

2) Shareholders with direct or indirect substantial holdings, as at 31.12.04

Tax Identification Number	Name or business name of the shareholder	Number of shares held directly	Number of shares held indirectly	% of the total share capital
G/28010619	MAPFRE MUTUALIDAD	133,230,776	-	55.77

The following are the most significant variations in the shareholder structure that have occurred during the fiscal year and of which the company is aware:

Tax Identification Number	Name or business name of the shareholder	Date of the transaction	Description of the transaction
Z00000000	FIDELITY INTERNATIONAL LIMITED	9.12.2004	Shares sold on the Stock Exchange

3) Information regarding shares of the company held by members of the Board of Directors

Tax Identification Number	Name	Date of joining Board	Date of last re-election	Number of shares held directly	% of share capital
12,136,496 V	MR. CARLOS ÁLVAREZ JIMÉNEZ	27.6.1981	20.4.02	10,992	0.00460
50,713,224 H	MR. DOMINGO SUGRANYES BICKEL	23.4.1988	6.3.04	7,500	0.00314
5,047,370 C	MR. FRANCISCO RUIZ RISUEÑO	12.3.2003	29.3.03	10	0.00000
37,695,926 F	MR. RICARDO BLANCO MARTÍNEZ	4.12.2002	4.12.02	28,107	0.01177
132,859 B	MR. VICTOR BULTÓ MILLET	17.9.2003	6.3.04	100	0.00004
2,149,588 P	MR. JUAN FERNANDEZ-LAYOS RUBIO	27.6.1981	20.4.02	7,890	0.00330
1,497,613 Z	MR. ANTONIO MIGUEL-ROMERO DE OLANO	17.4.1999	29.3.03	396	0.00017

Total % of share capital held by the board of directors	0.02302

4) Relationships among significant shareholders

There do not exist, or the Company is unaware of, relationships of a family, commercial, contractual or business nature among the owners of substantial shareholdings.

5) Relationships between the company and significant shareholders

The company is part of the consolidated Group of MAPFRE MUTUALIDAD. In this respect, there are no relationships of a commercial, contractual or business nature between this owner of substantial shareholdings and the company beyond the ordinary course of business.

6) Shareholders' agreements or joint actions

The company is not aware of any shareholders agreement or of any joint action agreed by the shareholders.

7) Control of the company

The company is controlled by its majority shareholder, MAPFRE MUTUALIDAD.

8) Portfolio of own shares

The company does not have a portfolio of its own shares, nor has the General Meeting granted any authority to the Board of Directors to carry out transactions with the shares of the company.

9) Restrictions on the acquisition or transfer of shares or on the right to vote

There are no restrictions on the acquisition or transfer of holdings in the share capital. There are no restrictions on the right to vote, given that every share entitles the holder to one vote. Nevertheless, in accordance with the Company by-laws, a minimum of 1,500 shares is required in order to attend a Shareholders Meeting, which must be recorded in the corresponding Register at least five days in advance of the date on which the meeting is to be held. Shareholders who hold fewer shares may pool them together with those of other shareholders until the said minimum requirement is reached, appointing a representative among themselves.

CORPORATE MANAGEMENT STRUCTURE

A) Board of Directors

1) Maximum and minimum numbers of directors provided for in the Company by-laws

Maximum number of directors	20
Minimum number of directors	5

2) Members of the Board of Directors

Tax Identification Number	Name	Position	Date of first appointment	Date of latest appointment	Election Process
12,136,496 V	MR. CARLOS ÁLVAREZ JIMÉNEZ	Chairman	27.6.1981	20.4.02	General Meeting
50,713,224 H	MR. DOMINGO SUGRANYES BICKEL	First Vice Chairman	23.4.1988	6.3.04	General Meeting
5,047,370 C	MR. FRANCISCO RUIZ RISUEÑO	Second Vice Chairman	12.3.2003	29.3.03	General Meeting
37,695,926 C	MR. RICARDO BLANCO MARTÍNEZ	Managing Director	4.12.2002	4.12.02	General Meeting
132,859 B	MR. VICTOR BULTÓ MILLET	Member	17.9.2003	6.3.04	General Meeting
2,149,588 P	MR. JUAN FERNANDEZ-LAYOS RUBIO	Member	27.6.1981	20.4.02	General Meeting
16,435,243 H	MR. RAFAEL GALARRAGA SOLORES	Member	28.4.1984	6.3.04	General Meeting
40,002,735 P	MR. SANTIAGO GAYARRE BERMEJO	Member	12.5.1989	21.4.01	General Meeting
8,118,096,421	MR. DIETER GÖBEL BRÜCKNER	Member	7.4.2000	6.3.04	General Meeting
50,280,227 L	MR. LUIS HERNANDO DE LARRAMENDI	Member	17.4.1999	29.3.03	General Meeting
120,773 T	MR. LUIS ITURBE SANZ DE MADRID	Member	6.3.2004	6.3.04	General Meeting
27,770,965 Y	MR. MANUEL JESUS LAGARES CALVO	Member	17.4.1999	29.3.03	General Meeting
31,528,672 L	MR. ALBERTO MANZANO MARTOS	Member	28.5.1987	29.3.03	General Meeting
22,394,123 N	MR. JOSÉ MANUEL MARTÍNEZ MARTÍNEZ	Member	28.5.1987	29.3.03	General Meeting
1,497,613 Z	MR. ANTONIO MIGUEL-ROMERO DE OLANO	Member	17.4.1999	29.3.03	General Meeting
21,348,426 X	MR. FILOMENO MIRA CANDEL	Member	27.6.1981	20.4.02	General Meeting
2,185,705 S	MR. ALFONSO REBUELTA BADÍAS	Member	17.4.1999	29.3.03	General Meeting
5,359,921 R	MR. JOSÉ MANUEL GONZÁLEZ PORRO	Member-Secretary	17.4.1999	29.3.03	General Meeting

Total number of Directors	18

3) Directors who have left the Board in the Year

Tax Identification Number	Name or business name of the board member	Leaving date
16,304,231 Z	MR. FELIPE RODRIGO ZARZOSA	16.2.2004
14,437,024 Q	MR. PEDRO UNZUETA UZCANGA	19.5.2004

4) Position of the Members of the Board of Directors

EXECUTIVE DIRECTORS

Tax Identification Number	Name or business name of the board member	Proposed by	Position
50,713,224 H	MR. DOMINGO SUGRANYES BICKEL	Appointments and Remuneration Committee	First Vice Chairman
37,695,926 F	MR. RICARDO BLANCO MARTÍNEZ	Appointments and Remuneration Committee	Managing Director
132,859 B	MR. VICTOR BULTÓ MILLET	Appointments and Remuneration Committee	Managing Director, MAPFRE VIDA

EXTERNAL DIRECTORS NOMINATED BY THE SHAREHOLDERS

Tax Identification Number	Name or business name of the board member	Position	Name or business name of the substantial shareholder represented or who has proposed the appointment	Proposed by
12,136,496 V	MR. CARLOS ÁLVAREZ JIMÉNEZ	Chairman	MAPFRE MUTUALIDAD	Appointments and Remuneration Committee
5,047,370 C	MR. FRANCISCO RUIZ RISUEÑO	Second Vice Chairman	MAPFRE MUTUALIDAD	Appointments and Remuneration Committee
2,149,588 P	MR. JUAN FERNANDEZ-LAYOS RUBIO	Member	MAPFRE MUTUALIDAD	Appointments and Remuneration Committee
16,435,243 H	MR. RAFAEL GALARRAGA SOLORES	Member	MAPFRE MUTUALIDAD	Appointments and Remuneration Committee
40,002,735 P	MR. SANTIAGO GAYARRE BERMEJO	Member	MAPFRE MUTUALIDAD	Appointments and Remuneration Committee
50,280,227 L	MR. LUIS HERNANDO DE LARRAMENDI	Member	MAPFRE MUTUALIDAD	Appointments and Remuneration Committee
31,528,672 L	MR. ALBERTO MANZANO MARTOS	Member	MAPFRE MUTUALIDAD	Appointments and Remuneration Committee
22,394,123 N	MR. JOSÉ MANUEL MARTÍNEZ MARTÍNEZ	Member	MAPFRE MUTUALIDAD	Appointments and Remuneration Committee
1,497,613 Z	MR. ANTONIO MIGUEL-ROMERO DE OLANO	Member	MAPFRE MUTUALIDAD	Appointments and Remuneration Committee
21,348,426 X	MR. FILOMENO MIRA CANDEL	Member	MAPFRE MUTUALIDAD	Appointments and Remuneration Committee
2,185,705 S	MR. ALFONSO REBUELTA BADÍAS	Member	MAPFRE MUTUALIDAD	Appointments and Remuneration Committee
5,359,921 R	MR. JOSÉ MANUEL GONZÁLEZ PORRO	Secretary	MAPFRE MUTUALIDAD	Appointments and Remuneration Committee

INDEPENDENT EXTERNAL DIRECTORS

Tax Identification Number	Name or business name of the board member	Position	Proposed by	Profile
8118096421	MR. DIETER GÖBEL BRÚCKNER	Member	Appointments and Remuneration Committee	Degree in Insurance (Munich) Member of the Managing Board of Munich RE until 2000
27,770,965 Y	MR. MANUEL JESÚS LAGARES CALVO	Member	Appointments and Remuneration Committee	Doctor of Economic Science Professor of Public Finance State Tax Inspector (on leave)
120,773 T	MR. LUIS ITURBE SANZ DE MADRID	Member	Appointments and Remuneration Committee	Degree in Law Director of the Madrid Stock Exchange until 2003 BBVA Director until 2002

5) Changes in the position of Board Members occurred in 2004

Tax Identification Number	Name or business name of the board member	Date	Previous Position	Present Position
5,359,921 R	MR. JOSÉ MANUEL GONZÁLEZ PORRO	1.2.04	Executive Director	External Director Nominated by the Shareholders

6) Classification of board members according to the articles of association

The classification of the board members set out in the prior sections corresponds to the definitions envisaged in the articles of association.

7) Authorization of the Managing Director

The managing director does not have delegated authority although he does have limited powers of attorney.

8) Members of the Board of Directors who hold the position of director or manager in other companies which form a part of the group of the listed company

Name of director	Name of subsidiary	Position
MR. CARLOS ÁLVAREZ JIMÉNEZ	MAPFRE ACONCAGUA A.R.T.	Chairman
	MAPFRE ACONCAGUA HOLDING	Chairman
	MAPFRE ACONCAGUA SEGUROS	Chairman
	MAPFRE ACONCAGUA SEGUROS DE VIDA	Chairman
MR. DOMINGO SUGRANYES BICKEL	MAPFRE AMÉRICA	Member
	MAPFRE ASISTENCIA	Member
	MAPFRE-CAJA MADRID HOLDING	Member
	MAPFRE CAJA SALUD	Member
	MAPFRE GUANARTEME	Member
	MAPFRE INMUEBLES	Member
	MAPFRE RE	Member
	MAPFRE SEGUROS GENERALES	Member
MR. FRANCISCO RUIZ RISUEÑO	MAPFRE RE	Member
	MAPFRE VIDA	Member
MR. RICARDO BLANCO MARTÍNEZ	ITSEMAP SERVICIOS TECNOLÓGICOS	Member
	MAPFRE CAUCIÓN Y CRÉDITO	Member
	MAPFRE INDUSTRIAL	Member
	MAPFRE RE	Member
MR. VÍCTOR BULTÓ MILLET	MAPFRE INVERSIÓN	Managing Director
	MAPFRE VIDA	Managing Director
	MAPFRE VIDA PENSIONES	Joint and Several Manager
MR. JUAN FERNÁNDEZ-LAYOS RUBIO	MAPFRE INMUEBLES	Member

Name of director	Name of subsidiary	Position
MR. RAFAEL GALARRAGA SOLORES	MAPFRE CAJA SALUD	Member
	MAPFRE INMUEBLES	Member
	MAPFRE SEGUROS GERAIS	Chairman
MR. SANTIAGO GAYARRE BERMEJO	MAPFRE AMÉRICA	Chairman
	MAPFRE-CAJA MADRID HOLDING	Member
	MAPFRE VIDA	Member
MR. JOSÉ MANUEL GONZÁLEZ PORRO	MAPFRE INMUEBLES	Member
	MUSINI	Member
MR. LUIS HERNANDO DE LARRAMENDI	MAPFRE VIDA	Second Vice Chairman
MR. MANUEL JESÚS LAGARES CALVO	MAPFRE VIDA	Member
MR. ALBERTO MANZANO MARTOS	MAPFRE-CAJA MADRID HOLDING	Chairman
	MAPFRE VIDA	Member
	MUSINI	Vice Chairman
MR. ANTONIO MIGUEL-ROMERO DE OLANO	MAPFRE-CAJA MADRID HOLDING	Member
	MAPFRE INMUEBLES	Member
	MAPFRE VIDA	Member
MR. FILOMENO MIRA CANDEL	MAPFRE AMÉRICA CAUCIÓN Y CRÉDITO	Chairman
	MAPFRE-CAJA MADRID HOLDING	Member
	MAPFRE CAUCIÓN Y CRÉDITO	Chairman
	MAPFRE INDUSTRIAL	Chairman
	MAPFRE SEGUROS GENERALES	Chairman
	MAPFRE VIDA	Member
	MUSINI	Chairman
MR. ALFONSO REBUELTA BADÍAS	MAPFRE AMÉRICA	Member
	MAPFRE CAUCIÓN Y CRÉDITO	Second Vice Chairman
	MAPFRE INDUSTRIAL	Second Vice Chairman

9) Board members of the company who are members of the Board of Directors of other companies listed in Spain that are not part of its group and who have informed the company of such

The company is not aware of any of its board members being on the management board of any other company listed on any stock exchange in Spain other than the companies belonging to SISTEMA MAPFRE.

10) Remuneration of the directors earned during the fiscal year

A) FROM THE COMPANY WHICH IS THE SUBJECT OF THIS REPORT:

Remuneration item	
Fixed Salary	475.65
Variable Salary	270.97
Allowances	153.03
Gifts allowed under the bylaws	-
Stock options and/or other financial instruments	-
Other	256.51
TOTAL	**1,156.16**

Amount in thousand euros

Other benefits	
Advances	-
Loans granted	-
Funds and pension plans: contributions	19.24
Funds and pension plans	
Outstanding obligations	-
Life insurance premiums	1,730.43
Granted by the company to Guarantees Directors	-

Amount in thousand euros

B) BY VIRTUE OF BEING MEMBERS OF OTHER BOARDS OF DIRECTORS AND/OR OF THE SENIOR MANAGEMENT OF GROUP COMPANIES:

Remuneration item	
Fixed Salary	233.25
Variable Salary	120.60
Allowances	134.79
Gifts allowed under the bylaws	-
Stock options and/or other financial instruments	-
Other	129.59
TOTAL	618.23

Amount in thousand euros

Other benefits	
Advances	-
Loans granted	-
Funds and pension plans: contributions	8.92
Funds and pension plans:	
Outstanding obligations	-
Life insurance premiums	1,021.27
Guarantees granted by the Company to Directors	-

Amount in thousands euros

C) BREAKDOWN OF THE TOTAL REMUNERATION PAID TO DIRECTORS BY POSITION

Type of Director	By company	By group
Executive	716.26	369.24
External	364.50	227.11
Independent external	75.40	21.88
Total	**1,156.16**	**618.23**

Amounts in thousand euros

D) RELATIVE TO THE ATTRIBUTABLE PROFIT OF THE CONTROLLING COMPANY:

Total directors' remuneration	1,774.39%
Total directors' remuneration /attributable profit of the controlling company	0.97%

Amounts in thousand euros

11) Guarantee clauses

The guarantee clauses in the event of dismissal in favour of senior managers of the company or of its group consist in a contractual acknowledgment that they are entitled to the application of the provisions of the Employment Act governing staff with ordinary employment status.

Number of beneficiaries	3

Said clauses are authorised by the Board of Directors of the company and the Board of Directors of MAPFRE MUTUALIDAD, which controls the majority of the capital of the company. The Shareholders' General Meeting shall be informed about the reference of the clauses to the provisions of the Act referred to in the previous paragraph.

12) Process for establishing the remuneration of the members of the Board of Directors and relevant provisions of the Company by-laws

Pursuant to the provisions of clause 17 of the Company by-laws, the directors shall receive the following remuneration:

- The basic remuneration for external directors consists in an allowance for attendance at board meetings, which in 2004 amounted to € 1,987. Furthermore they have a life insurance policy covering death, with an insured capital of € 150,253, and they benefit from some staff perks, such as health insurance.

  External directors who are members of Committees or Delegated Committees also receive a fixed annual amount by virtue of this, which in 2004 amounted to € 13,985 for the Executive Committee and € 10,490 for the Delegated Committees.

- Executive directors receive the remuneration laid down in their employment agreements, which include a fixed salary, variable compensation linked to results, life and disability insurance and other payments generally laid down for the company's staff. Furthermore, certain pension supplements are awarded to them in the event of retirement, which are externalised by way of a life insurance policy, all of which is within the framework of the remuneration policy laid down by SISTEMA MAPFRE for its Senior Managers, whether they are directors or not.

  Executive directors, however, do not receive the remuneration laid down for external directors.

The basic remuneration for external directors is proposed for approval to the Shareholders Meeting by the Board of Directors, following a report by the Appointments and Remuneration Committee. The remuneration of the executive directors and the fixed amounts paid to the external members of the Delegated Committees are approved by the Board of Directors following a report from the said Committee.

13) Members of the Board of Directors who are simultaneously members of the board of directors or executives of companies which have a substantial holding in the listed company or in companies of the group

Name of the Director	Tax Identification Number of the Significant shareholder	Name or business name of the Substantial Shareholder	Position
MR. JOSÉ MANUEL MARTÍNEZ MARTÍNEZ	G/28010619	MAPFRE MUTUALIDAD	Chairman
MR. FILOMENO MIRA CANDEL	G/28010619	MAPFRE MUTUALIDAD	First Vice Chairman
MR. FRANCISCO RUIZ RISUEÑO	G/28010619	MAPFRE MUTUALIDAD	Second Vice Chairman
MR. ALBERTO MANZANO MARTOS	G/28010619	MAPFRE MUTUALIDAD	Third Vice Chairman
MR. SANTIAGO GAYARRE BERMEJO	G/28010619	MAPFRE MUTUALIDAD	Managing Director
MR. DOMINGO SUGRANYES BICKEL	G/28010619	MAPFRE MUTUALIDAD	Member
MR. JUAN FERNANDEZ-LAYOS RUBIO	G/28010619	MAPFRE MUTUALIDAD	Member
MR. RAFAEL GALARRAGA SOLORES	G/28010619	MAPFRE MUTUALIDAD	Member
MR. LUIS HERNANDO DE LARRAMENDI	G/28010619	MAPFRE MUTUALIDAD	Member
MR. ANTONIO MIGUEL-ROMERO DE OLANO	G/28010619	MAPFRE MUTUALIDAD	Member
MR. ALFONSO REBUELTA BADÍAS	G/28010619	MAPFRE MUTUALIDAD	Member
MR. JOSÉ MANUEL GONZÁLEZ PORRO	G/28010619	MAPFRE MUTUALIDAD	Deputy General Secretary

14) Links of the members of the Board of Directors with substantial shareholders

Messrs. Martínez Martínez, Mira Candel, Manzano Martos, González Porro and Gayarre Bermejo are senior managers at MAPFRE MUTUALIDAD; Messrs. Ruiz Risueño, Fernández-Layos, Hernando de Larramendi, Miguel-Romero and Rebuelta are independent directors of MAPFRE MUTUALIDAD; Messrs. Galarraga and Sugranyes are directors of MAPFRE MUTUALIDAD.

15) The Regulations of the Board of Directors

The Regulations of the Board of Directors were approved by the Board at its meeting held on February 17th 2004 and shareholders were informed of such and supplied with the Regulations at the Shareholders' Meeting held on March 6th 2004. They are available on the company's website www.MAPFRE.com, on the official registry of the National Securities Market Commission and are recorded in the Mercantile Registry of Madrid.

16) Procedure for the appointment, re-election, evaluation and removal of directors. Description of the relevant bodies, actions to be taken and the criteria pertaining to each procedure

Those persons who are offered the position of director of CORPORACIÓN MAPFRE or of one of its subsidiaries shall make a prior statement, which shall be truthful and complete, of their relevant personal, family, professional or business circumstances, with a particular emphasis on anything that may give rise to any incompatibility in accordance with the law, the Company by-laws, and the Code of Good Governance, or any conflict of interest. The said statement shall be delivered in the relevant form established by SISTEMA MAPFRE for this purpose.

Only after the Company's Appointments and Remuneration Committee has first made a proposal shall the Board of Directors put forward candidates to the Shareholders Meeting, and shall the Shareholders Meeting take a decision regarding the appointment of directors.

The proposals for re-election of directors shall be subject to a process which shall necessarily include a report issued by the Appointments and Remuneration Committee, which shall assess the quality of the work that has been performed and the commitment to the position that has been shown by the directors whose re-election is proposed throughout the time they have held office.

When the director in question holds a position on the Board (Chairman, Vice Chairman, or Secretary), the report shall include an assessment of how the said position has been performed so that the Board may express an opinion with regard to his/her continuing to hold it.

Where the Board of Directors should depart from the proposals of the Committee, it should provide reasons for its decision, and these should be reflected in the corresponding minutes.

17) Cases in which directors must resign

Pursuant to the provisions of the Company by-laws, all members of the Board of Directors shall cease to hold office upon reaching the age of 70. The Executive Vice Chairman, the Managing Director, and the Secretary of the Board of Directors shall cease to hold office upon reaching the age of 65, but may continue as directors.

Directors shall be required to place their position in the hands of Board of Directors, and to tender their resignation, should this be considered necessary, in the following cases:

- Where they should cease to hold the executive position to which their appointment as a director is linked.

- Where they should fall within any of the reasons for incompatibility or prohibition provided for by law.

- Where they should be prosecuted for an alleged criminal offence, or be subject to a disciplinary inquiry for a serious or very serious offence conducted by any supervisory body.

- Where they should receive a serious reprimand from the Compliance Committee for having breached their duties as directors.

- Where their continued presence on the Board of Directors may put the interests of the Company at risk.

- Where the reasons for which they were appointed – should there be any– cease to exist.

18) Chairman of the Board of Directors and chief executive officer of the company

The Chairman of CORPORACIÓN MAPFRE is an external director nominated by the shareholders and does not perform any executive functions. The chief executive officer is the First Vice Chairman, who is the chairman of the Executive Committee. The chairmen of the main subsidiaries are usually their chief executive officers, however, this is not viewed as an excessive concentration of power, since decisions are taken collectively by the Board of Directors and its Committees.

19) Operation of the Board of Directors

A meeting of the Board of Directors shall be quorate when those in attendance, either in person or by proxy, represent one half plus one of the directors, and resolutions shall be approved by a majority of the directors in attendance at the meeting, except in the case provided for in Article 141.2 of the Limited Companies Act (appointment of Managing Director, or permanent delegation of powers), which requires a vote in favour of two thirds of the members of the Board. No reinforced majority is required for any other type of decision that the Board may take.

20) Specific requirements for appointment as Chairman

There are no specific requirements in order for a director to be appointed as Chairman.

21) Casting vote

The Chairman shall have a casting vote in the event of a tie.

22) Age limit for directors

Pursuant to the provisions of the Company by-laws and the Regulations of the Board of Directors, all Board members shall cease to hold office upon reaching the age of 70. The Executive Vice Chairman, the Managing Director, and the Secretary of the Board of Directors shall cease to hold office upon reaching the age of 65, but may continue as directors.

23) Term limit for independent directors

There is no limited term for independent directors laid down in either the Company by-laws or the Board of Directors Regulations.

24) Procedures for granting a proxy within the Board of Directors

There are no formal procedures for the grant of a proxy within the Board of Directors.

25) Number of meetings of the Board of Directors during the fiscal year

Number of board meetings	8
Number of board meetings without the attendance of the chairman	none

26) Number of meetings of the Delegated Committees

Number of meetings of the Executive Committee	1
Number of meetings of the Audit Committee	5
Number of meetings of the Appointment and Remuneration Committee	7
Number of meetings of the Compliance Committee	1

27) Certification of annual financial statements

The individual and consolidated annual financial statements which are submitted to the Board for approval are not certified by the Chairman, the Managing Director, or the Chief Financial Officer.

28) Audit report

The company has never submitted financial statements subject to qualifications in the audit report.

The company has an Internal Auditing and Legal General Management Areas to supervise the various aspects of the annual financial statements. There is also the Audit Committee of CORPORACIÓN MAPFRE, which was set up for this purpose as a delegated body of the Board of Directors, and which has supervisory powers in this regard since fiscal year 2000.

As established in the Code of Good Governance of SISTEMA MAPFRE, the Board of Directors shall seek to formulate the annual financial statements in a manner that will not create any reservations on the part of the external auditors. Nevertheless, when the Board considers that it should maintain its criteria, it shall publicly explain the contents and the extent of its discrepancy.

29) Measures adopted regarding information made available to the market

The Internal Code of Conduct regarding listed securities issued by CORPORACION MAPFRE sets out the procedures and rules relating to the release of relevant information, which those in charge of the company shall first file with the CNMV and thereafter communicate to the market via the company's website or by any other means of communication deemed appropriate or required by law.

30) The Secretary of the Board of Directors

The Secretary of the Board of Directors of CORPORACIÓN MAPFRE is also a Director, and has the appropriate position and means to adequately carry out his function, which is to oversee the formal and actual compliance with legal requirements of the activities of the Board of Directors.

31) Mechanisms established for preserving the independence of auditors, financial analysts, investment banks and rating agencies

In addition to legal requirements, the company has decided to voluntarily propose the compliance with clear and precise general guidelines for securing and maintaining the necessary independence of the external auditors as set out in the Code of Good Governance of SISTEMA MAPFRE which establishes the following criteria for its Board of Directors in regard to external auditors:

- The relationship between the Board of Directors and the external Auditors shall be maintained via the Audit Committee.

- The Board of Directors shall refrain from hiring those auditing firms which earn or are expected to earn from SISTEMA MAPFRE yearly fees, taking into account all compensation items, in excess of 5% of their total yearly revenues.

- In its annual public documents, the Board of Directors shall disclose the global fees which have been paid by the Company and its consolidated Group to the audit firm for services other than the Audit.

Without detriment to the powers and functions of the Audit Committee as specified in the bylaws and the regulations of the Board of Directors of the Company, the Committee shall be informed, at least every six months, of all the services provided by the external auditors and of their respective fees.

Likewise, the Audit Committee shall annually evaluate every year the Auditors of the Accounts, the scope of the audit and the degree of independence of the external auditor, assessing whether the quality of the audit controls is adequate and the services provided, other than the Audit of Accounts, make it possible to maintain the independence of the auditors.

Pursuant to the requirements of the Internal Code of Conduct regarding listed securities issued by CORPORACION MAPFRE, which sets out the procedures and rules relating to the reporting of relevant information, financial analyst shall not be provided with any information which is not public.

32) Other assignments carried out by the audit firm for the Company and/or its Group

	Company	Group	Total
Amount from works other than the audit (million of euros) *	292	558	850
Amount from works other than the audit/ total amount billed by the audit firm (in %)	82%	25%	33%

(*) Includes services related to the audit of accounts

33) Number of consecutive years over which the present audit firm has been auditing the annual accounts of the Company and/or its Group

	Company	Group
Number of consecutive years	15	15

	Company	Group
Number of years audited by the present audit firm/ Number of years over which the company has been audited (in %)	100%	100%

34) Members of the Board of Directors who hold shares in companies which operate in the same, or an analogous, or a complementary line of business as the company

The holdings of members of the Board of Directors in the share capital of companies which operate in the same, or an analogous, or a complementary line of business as that of the corporate goals, both of the company and of its group, and which have been communicated to the company, are as follows:

Tax Identification Number of the Director	Name or business name of the director	Name of company	Number of shares	% holding	Position or powers
37,695,926 F	Mr. Ricardo Blanco Martinez	Aegon, N.V.	6,124	-	-
2,149,588 P	Mr. Juan Fernández-Layos Rubio	Aegon	9,800	-	-
		Münchener	3,000	-	-
50,713,224 H	Mr. Domingo Sugranyes Bickel	Münchener Ruck	67	0.000015	-
		Aegon NV	320	-	-
		Axa	142	-	-
		Fortis	200	-	-
		Ing	190	-	-

Directors of this company who have a holding or who perform duties in other companies that form part of SISTEMA MAPFRE have not been taken into account as it is considered that they do not impinge on the duty of loyalty, nor generate any conflict of interest.

35) Procedure to be followed when directors wish to obtain external advice

As envisaged in the Internal Code of Conduct of SISTEMA MAPFRE and in order to obtain advice in the exercise of their functions, the external directors may hire legal advisors, accountants, business persons or other experts, whose services shall be paid for by the Company. The assignment must be necessarily related with specific issues of sufficient importance and complexity that may arise in connection with the activities of the external directors.

The hiring decision should be communicated to the Chairman of the Company and may be vetoed by the Board of Directors if it is determined:

a) That it is not necessary in order to perform thoroughly the functions entrusted to the external directors.

b) That its cost is not reasonable compared to the importance of the issue and to the company's assets and revenues.

c) That the technical assistance obtained may be adequately provided by the company's own experts and technicians.

36) Procedures to ensure that directors are provided with the necessary information to prepare meetings with sufficient time

In general terms, the documents should be sent at least three days ahead of the meeting. In particular, when the documents are mailed for delivery on a Friday or the day prior to a holiday, delivery should be guaranteed for the morning of said day before noon.

This aspect is subject to a specific analysis by the company's Board of Director's in its annual session of self evaluation, which examines the report of the Compliance Committee in charge of controlling the effectiveness of the procedure envisaged.

37) Liability Insurance

The directors and senior management of the company and the group are covered by a third-party liability insurance policy.

B) Committees of the board of directors

1) Delegated bodies of the Board of Directors

Name of body	Number of members	Functions
Executive Committee	11	Coordination and supervision of the activities of the company and its subsidiaries in operational and management matters.
Audit Committee	7	Verification of financial information, proposal of appointment of the external auditor and supervision of the Internal Auditing service.
Appointment and Remuneration Committee	7	Co-ordination of the appointments and remuneration policy to be applied to Senior Company Officers and Managers of CORPORACIÓN MAPFRE and its principal subsidiary companies.
Compliance Committee	5	Supervision of the correct application of the rules of good governance which must be applied in the company.

2) Composition of the Delegated Committees of the Board of Directors

EXECUTIVE COMMITTEE

Tax Identification Number	Name	Position
50,713,224 H	MR. DOMINGO SUGRANYES BICKEL	Chairman
12,136,496 V	MR. CARLOS ÁLVAREZ JIMÉNEZ	First Vice Chairman
5,047,370 C	MR. FRANCISCO RUIZ RISUEÑO	Second Vice Chairman
37,695,926 F	MR. RICARDO BLANCO MARTÍNEZ	Member
132,859 B	MR. VICTOR BULTÓ MILLET	Member
40,002,735 P	MR. SANTIAGO GAYARRE BERMEJO	Member
31,528,672 L	MR. ALBERTO MANZANO MARTOS	Member
1,497,613 Z	MR. ANTONIO MIGUEL-ROMERO DE OLANO	Member
21,348,426 X	MR. FILOMENO MIRA CANDEL	Member
2,185,705 S	MR. ALFONSO REBUELTA BADÍAS	Member
5,359,921 R	MR. JOSÉ MANUEL GONZÁLEZ PORRO	Member - Secretary

AUDIT COMMITTEE

Tax Identification Number	Name	Position
27,770,965 Y	MR. MANUEL JESÚS LAGARES CALVO	Chairman
12,136,496 V	MR. CARLOS ÁLVAREZ JIMÉNEZ	First Vice Chairman
5,047,370 C	MR. FRANCISCO RUIZ RISUEÑO	Second Vice Chairman
50,280,227 L	MR. LUIS HERNANDO DE LARRAMENDI M.	Member
1,497,613 Z	MR. ANTONIO MIGUEL-ROMERO DE OLANO	Member
2,185,705 S	MR. ALFONSO REBUELTA BADÍAS	Member
5,359,921 R	MR. JOSÉ MANUEL GONZÁLEZ PORRO	Member - Secretary

APPOINTMENTS AND REMUNERATION COMMITTEE

Tax Identification Number	Name	Position
50,713,224 H	MR. DOMINGO SUGRANYES BICKEL	Chairman
12,136,496 V	MR. CARLOS ÁLVAREZ JIMÉNEZ	First Vice Chairman
5,047,370 C	MR. FRANCISCO RUIZ RISUEÑO	Second Vice Chairman
2,149,588 P	MR. JUAN FERNANDEZ-LAYOS RUBIO	Member
50,280,227 L	MR. LUIS HERNANDO DE LARRAMENDI M.	Member
2,185,705 S	MR. ALFONSO REBUELTA BADÍAS	Member
5,359,921 R	MR. JOSÉ MANUEL GONZÁLEZ PORRO	Member - Secretary

COMPLIANCE COMMITTEE

Tax Identification Number	Name	Position
5,047,370 C	MR. FRANCISCO RUIZ RISUEÑO	Chairman
50,280,227 L	MR. LUIS HERNANDO DE LARRAMENDI M.	Member
120,773 T	MR. LUIS ITURBE SANZ DE MADRID	Member
27,770,965 Y	MR. MANUEL JESÚS LAGARES CALVO	Member
2,185,705 S	MR. ALFONSO REBUELTA BADÍAS	Member

3] Description of the rules governing the organisation, function and powers of the each one of the committees of the Board of Directors

EXECUTIVE COMMITTEE

This body, which reports to the Board of Directors, is responsible for the co-ordination and supervision at the highest level of the activities of the company and its subsidiaries in operational and management matters, as well as for the formulation and execution of the plans which are required for the proper development of the company and the approval or authorisation of decisions within the powers assigned to it by the Board of Directors.

The Executive Committee shall comprise a maximum of twelve members, who shall all be members of the Board of Directors. The posts of Second Vice Chairman and Secretary of the said Committee shall be held ex officio by the persons holding those posts on the Board of Directors.

AUDIT COMMITTEE

The Audit Committee shall comprise a minimum of three and a maximum of seven members, the majority of who shall be non-executive directors. The Chairman of the Committee shall be appointed from amongst the non-executive directors. The Chairman's tenure shall be for a maximum of four years, and he/she may be re-elected after a period of one year has elapsed from the time that he/she left office. The Secretary of the Committee shall be the same as for the Board of Directors.

The Committee shall have the following responsibilities:

a) To verify that the annual financial statements, as well as the six-monthly and quarterly financial statements, and all other financial information that is required to be filed with the regulatory or supervisory bodies, is true, complete, and adequate, and that it has been drawn up in accordance with the applicable accounting regulations and the criteria laid down on an internal basis by the General Secretary of SISTEMA MAPFRE, and that these are supplied within the proper time limit and with the correct content.

b) To propose to the Board of Directors, for approval by the Shareholders Meeting, the appointment of the Company's External Auditor, as well as to receive information regarding the activities of the said External Auditor and regarding any event or circumstance which may compromise his/her independence.

c) To supervise the activities of the Internal Auditing Service, for which purpose it shall have full access to information regarding its action plans, the results of its work, and the follow-up of the recommendations and suggestions of the external and internal auditors.

d) To be informed of the financial reporting and internal control process of the Company, and to formulate such observations or recommendations as it may deem appropriate in order to improve it.

e) To inform the Shareholders Meeting in relation to such questions as may arise regarding those matters within its powers.

APPOINTMENTS AND REMUNERATION COMMITTEE

This is the delegated body of the Board of Directors responsible for the co-ordinated implementation of the appointments and remuneration policy to be applied to Senior Company Officers and Managers of CORPORACIÓN MAPFRE and its principal subsidiary companies. These functions are exercised without prejudice to the powers which may legally or by way of operation of the Company by-laws rest with the representative and management bodies of CORPORACIÓN MAPFRE itself and of its subsidiary companies.

In general, the Committee shall ensure the transparency of the criteria established for setting the remuneration of Senior Executives.

The Appointments and Remuneration Committee shall comprise a maximum of seven members, the majority of whom shall be non-executive directors.

COMPLIANCE COMMITTEE

This is the delegated body of the Board of Directors responsible for supervising the correct application of the rules of good governance which must be applied in the Company.

These functions are exercised without prejudice to the powers which, pursuant to the law or the Company by-laws, may rest with the representative and management bodies of CORPORACIÓN MAPFRE itself.

The committee shall monitor the application of the rules of good governance in force at any given moment and shall propose, where necessary, the appropriate measures for improvement and the updating of the said rules, where this should be required.

The Compliance Committee shall comprise a maximum of five members, all of whom shall be non-executive members. Its Chairman shall be ex officio the second Vice Chairman of the Board of Directors.

The Committee may appoint a Minutes Secretary, chosen from amongst the members of the Legal Affairs Unit of SISTEMA MAPFRE.

4) Regulation of the committees of the Board of Directors

The basic functions, powers, composition, meetings schedule, and procedures for adopting resolutions of the delegated bodies of the Board of Directors are regulated by the Code of Good Governance of SISTEMA MAPFRE and the Regulations of the Board of Directors, which were approved on February 17th, 2004 and are available on the company's website www.mapfre.com and in the official register of the Spanish National Securities Market Commission, and are inscribed in the Mercantile Registry of Madrid.

When an ordinary General Meeting of Shareholders is called, the Audit Committee shall make available to the public a report on the activities it has carried out during the year.

5) Degree of delegation of power and autonomy of the Executive Committee

In order to fulfil its functions, the Executive Committee has been granted on a permanent basis the powers summarised below:

- All powers of representation resting with the Board, with the exception of: those that may not be delegated; those for representing the entity before the General Insurance Directorate ('Dirección General de Seguros y Fondos de Pensiones') or other official bodies in activities arising as a result of inspections or which may entail serious penalties for the entity.

- All administrative powers resting with the Board, with the following exceptions: those that may not be delegated; the signing of the annual financial statements; the transfer of the registered. office within the same locality; the calling of shareholders meetings; the filling of vacancies on the Board; the appointment and setting of the regulations of the Executive Committee, the Managing Director, and the Director General; the appointment and dismissal of senior managers; the approval of institutional agreements with foundations set up by MAPFRE and other entities of SISTEMA MAPFRE.

- The following powers concerning disposals: to acquire, transfer, encumber or execute any other transaction of ownership of any financial and real estate asset; to incorporate new companies or to acquire a holding in them; to assign to, or release from, the coverage of technical reserves any real estate asset; any transactions with trading instruments, or asset or liability bank accounts; to grant loans and lines of credit, and to obtain sureties, bank guarantees, discount lines, etc.

- Special powers relating to the granting and revocation of powers of attorney.

6) Composition of Executive Committee

The Executive Committee is composed of external directors nominated by the shareholders (who make up the majority) and executive directors.

7) Composition of the Appointments and Remuneration Committee

The Appointments and Remuneration Committee of the company has seven members. They are all external directors except for the Chairman and the Secretary.

RELATED TRANSACTIONS

1) Relevant transactions with substantial shareholders

There are no relevant transactions which involve a transfer of resources or liabilities between the company or its group of companies and the directors or managers of the company. Information regarding all types of transactions with companies of the group can be found in note 6.17 of the annual report.

2) Relevant transactions with directors or managers

There are no transactions which involve a transfer of resources or liabilities between the Company and/or its Group, and the directors or managers of the Company and of the group of companies of which the Company is part.

3) Relevant transactions with other companies of the Group

There are no transactions between the company and other companies that are part of the same group, which are not eliminated in the course of preparing the consolidated financial statements or which do not form part of the company's ordinary business purpose and/or conditions.

4) Mechanisms to detect and regulate possible conflicts of interest between the company and/or its group, and its directors, senior managers, or substantial shareholders

All Board members and managers are required to make a prior statement on these matters upon being appointed. Furthermore this statement should be updated every year and anytime a situation of possible conflict may arise.

Likewise, the Code of Good Governance of SISTEMA MAPFRE, and the Internal Code of Conduct regulate the special duties relating to potential conflicts of interest.

The Board of Directors has the authority to decide on these matters, following an examination carried out by the Appointments and Remuneration Committee of the Company, or the Institutional Control Committee of SISTEMA MAPFRE, as the case may be. There is a special procedure for approving resolutions in matters where there is a potential conflict of interest with a Board member. The Board member in question is required to abstain from participating in these decisions.

RISK CONTROL SYSTEMS

1) General description of the company and its group's risk policy

In keeping with the insurance and financial industry is current risk management trends, as well as the new legislation on solvency to be implemented in the near future, MAPFRE has continued to develop a Risk Management System (hereinafter the "SGR"), whose main goals are:

- To provide a suitable tool for identifying and evaluating the risks arising from the procedures, processes and operations of each company and at the consolidated level.
- To improve the internal control and business management processes of each operating unit by means of an ongoing evaluation of the control systems that have been implemented.
- To know at all times the global risk exposure and the existing tolerance margins with respect to the minimum solvency requirements.
- To provide criteria for an efficient allocation of capital among operating units, based on the risk/return principle, to increase value creation for the shareholders in the companies of the Group.

The SGR is based on an integrated risk management for each and every business process of the company, as well as on matching risk levels with the strategic objectives set by Management. Four areas or categories of risk have been defined which include different types of risk, as set forth below:

• Operational risks	• There are twenty-two types of risk grouped into the following risk areas: actuarial, legal, IT, personnel, suppliers, procedures, information, risk of fraud, market risk and tangible assets
• Financial risks	• Include interest rate, liquidity, exchange rate, investments and credit risks
• Insurance business risks	• This groups together, separately for Life and for Non-Life, the risks of insufficiency of premiums, sufficiency of technical reserves, and reinsurance
• Strategic and Corporate Governance risks	• This includes the risks of business ethics and good corporate governance, organisational structure, alliances, mergers and acquisitions, risks arising from the regulatory environment, and finally, market and competition risks

The SGR is a project currently in its introductory phase with a timeline of specific tasks which extends to 2007. It is foreseeable that in said year the new regulations on solvency for insurance companies (Solvency II) will come into force. Throughout 2004 the calendar of activities has continued as planned, being it worth to note the following significant achievements:

- The completion of the second release of the risk management software.

- The implementation of the operational risks model in six companies: MAPFRE ARGENTINA, MAPFRE BRAZIL, MAPFRE LA SEGURIDAD, MAPFRE COLOMBIA, MAPFRE PUERTO RICO and MAPFRE USA.

- Several seminars and courses, which have been conducted to introduce the risk management methodology in the various units of SISTEMA MAPFRE.

- The selection of a stochastic model for the assessment of financial and insurance risk and the appointment of an external consulting firm for its implementation in the Reinsurance Operating Unit. The model will be available in the second quarter of 2005 and, in addition to serving as a pilot program for the rest of the entities, it will be compliant with the requirements of the FSA in Great Britain which are applicable to MAPFRE RE's business in that country.

2) Control mechanisms to evaluate, mitigate, or reduce the main risks

The identification, evaluation and quantification of operational risks is carried out by means of an IT application developed internally by MAPFRE called Riskm@p, which produces risk profiles for all entities.

The proposed Risk Management System is based on a dynamic analysis by Processes of the insurer, in which the management for each area/department identifies and periodically evaluates the potential risks that affect each of the following defined processes:

- Product Development
- Issuance
- Claims/ Provisions
- Administration
- Commercial Activities
- Human Resources
- Commissions
- Coinsurance / Reinsurance
- Technical Reserves
- Investments
- IT Systems
- Costumer Service

Regarding financial investments, as in previous years, the guideline to mitigate the exposure to this type of risks is based on a conservative investment policy, concentrating most of the portfolio in fixed-income securities. Therefore, at the end of 2004, the financial investments in fixed-income securities of MAPFRE in Spain, without including the investments corresponding to unit-linked products, represented approximately 92.5% of the securities portfolio, the remainder being invested in equities and mutual funds. Likewise, the financial investments of the subsidiaries operating abroad were concentrated predominantly in fixed-income securities and equivalents.

Regarding credit risk, the policy adopted by MAPFRE to mitigate exposure to this type of risk is based on prudence (issuer's solvency) and on the diversification of fixed-income investments. Therefore, at the end of 2004, approximately 57% of the portfolio in fixed income securities, in Spain was concentrated in securities with issued or guaranteed by governments of European Union countries. The rest was concentrated in securities issued by companies with a high credit rating. Consequently, as of December 2004, 98% of the fixed-income portfolio in Spain was made up by bonds rated "A" or higher, by Standard and Poor's.

Given MAPFRE's international focus and expansion into the Latin American markets, there is a continuous exposure to exchange rate risk. This risk factor is mitigated in part by business diversification across different countries and the concentration of the most profitable operations and with the largest requirements in terms of capital invested in countries whose currency is the US dollar or whose national currency has a strong correlation with the US dollar (e.g. Mexican peso).

3) Materialisation of some of the risks indicating those which caused such risk and if the established control systems have worked

The occurrence of various natural catastrophes in a short period of time is taken into account in the evaluation of insurance risk, in particular in MAPFRE RE and the companies of MAPFRE AMÉRICA which operate in areas with catastrophic exposure (hurricanes and earthquakes).

2004 has been a year characterised by a high frequency and intensity of hurricanes in the Caribbean and Southern United States. The mechanisms to control risks, which are assumed depending on available capacity, ceding the excess to other to reinsurance markets, have worked according to the plan for the retention of risk established for 2004. In this manner, the cost of catastrophic losses retained for the year has been moderate and has not had a relevant impact on MAPFRE's results.

4) Committee or other governing body entrusted with establishing and monitoring risk control mechanisms

MAPFRE's structure is based on Operating Units which have a high degree of autonomy in their management. The Management Bodies (the Executive Committee and the Board of Directors) approve the guidelines of the Units on risk management matters and supervise on a continuous basis, using indicators and ratios, the Units' exposure to risk. In addition, there are general guidelines of business conduct such as maximum levels of investment in equities or the credit rating of reinsurers, the objective of which is to mitigate exposure to risk.

Generally, the decisions to underwrite insurable risks, reinsurance coverage and the decisions to buy and sell investment are highly decentralised in the Units since they are established and supervised by their respective governing bodies. Aspects related to Operational Risk are supervised by the Audit Committee in a centralised manner although its implementation and monitoring is delegated to the Units under the coordination of the Internal Audit Department.

The gradual implementation of the SGR in all Units and the processing of the information of the group is coordinated by the Finance and Management Control Department in conjunction with the Internal Audit and Investment Management Areas.

1) Quorum required for the Shareholders Meeting

The quorum required for the Shareholders Meeting, as laid down in the Company by-laws, is the same as that laid down in the Companies Act.

2) Provisions for the approval of resolutions at Shareholders Meetings

The provisions for the approval of resolutions do not differ from the provisions laid down in the Companies Act. Shareholder's rights with regard to shareholders meetings are the same as those provided under the Companies Act, with the exception referred to under section 8 of the heading OWNERSHIP STRUCTURE of this report.

3) Shareholders' rights with regard to the Shareholders Meeting

There are no Shareholder's rights with regard to shareholders meetings which are different from those provided under the Companies Act.

4) Position of Chairman at the Shareholders Meeting

In accordance with Article 11 of the Company's by-laws, the Chairman of the Board of Directors shall hold the same position at the Shareholders Meeting, or whoever incidentally takes his place according to the provisions in the by-laws.

To date, there have been no incidents in the normal course of any meetings.

5) Regulations of the Shareholders Meetings

The Regulations of the Shareholders Meetings were approved at the Annual General Meeting on 6 March 2004, and are available on the company's website, www.mapfre.com, from the public register of the Spanish National Securities Market Commission (the 'CNMV') and the Mercantile Registry of Madrid.

6) The attendance figures for shareholders meetings held during the fiscal year are as follows

Date of Shareholders Meeting	Attendance figures			
	% personal attendance	% by proxy	% by distance voting	TOTAL
6.3.2004	0.92%	71.40%	0	**72.32%**

7) Resolutions approved at the shareholders meetings and the percentage of votes with which they were approved

At the Ordinary Shareholders Meeting, held on March 6th 2004, the following resolutions were unanimously approved:

- To approve the annual individual and consolidated financial statements for fiscal year 2003.

- To approve the distribution of results proposed by the Board of Directors and distribute a dividend of €0.21 gross per share to those shares numbered from 1 to 181,564,536, both inclusive. Part of this dividend, for an amount of €0.11 gross per share, was paid on an interim basis by agreement of the Executive Committee adopted on October 21st, 2003 and the remainder, up to the approved amount, shall be paid from March 18, 2004.

- To approve the activities of the Board of Directors during fiscal year 2003.

- To appoint Mr. Luis Iturbe Sanz de Madrid as Board member to substitute Mr. Felipe Rodrigo Zarzosa, who has retired after reaching the age limit set out in the by-laws.

- To ratify the appointment of Board member Mr. Victor Bulto Millet, made by the Board of Directors on 17th September 2003 in order to fill the vacancy caused by Mr. Sebastián Homet Duprá who left office, and appoint him for a period of four years.

- To re-elect, for a period of four years, the members of the Board of Directors Mr. Domingo Sugranyes Bickel, Mr. Rafael Galarraga Solores and D. Dieter Göbel.

  All proposals for appointment and re-election have been approved by the Appointment and Remuneration Committee.

- Add a new Chapter 6 entitled "Audit Committee", which shall comprise articles 23 bis and 23 ter, to Title III of the company's by-laws.

- To approve the Regulation of the General Shareholders Meeting based on the draft submitted to the meeting by the Board of Directors.

- To renew the appointment of the firm Ernst & Young, S.L. as auditors of the company, both for the Individual and for the Consolidated Annual Accounts, should the company be under a duty to prepare such accounts or decide to do so voluntarily, for a period of one year, that is, for fiscal year 2004, notwithstanding that the said appointment may be revoked by the Shareholders Meeting prior to the end of the said period, should there be a just cause.

- To delegate the widest of powers to the Chairman of the Board of Directors, Mr. Carlos Alvarez Jiménez, to the Executive Vice Chairman, Mr. Domingo Sugranyes Bickel, and to the Secretary of the Board, Mr. José Manuel González Porro, so that any of them may, proceed to execute the aforementioned resolutions and engross them in public form as soon as is necessary, and to adapt them to any observations resulting from their examination by the Commercial Registry which ought, in the donees' opinion, to be accepted.

- To thank those involved in the management of the company for their loyal co-operation during this fiscal year.

8) Minimum number of shares required to attend a general meeting

Shareholders who own at least 1,500 shares, registered in the relevant Stock Register five days prior to the celebration of the meeting, will have the right to attend the meeting. Shareholders who hold fewer shares, may pool together their shares until they reach at least the required amount, appointing a delegate among them. The Secretary of the Board of Directors of the company should be informed of such five days prior to the meeting via a letter signed by all pooled shareholders and the name and acceptance of the delegate who shall exercise the voting right on behalf of all the pooled shareholders.

9) Delegation of Votes

The company does not follow any specific policy regarding the delegation of votes at the General Shareholders Meeting.

10) Policy regarding the participation of institutional investors in the General Shareholders Meeting

The company is not aware of any policy followed by the institutional investors to participate or not in the decisions of the company.

11) Address and means of access to the corporate governance content on the website

Access is as follows: www.mapfre.com.
- General Information
  - SISTEMA MAPFRE
    - Shareholders and Investors

DEGREE OF COMPLIANCE WITH THE RECOMMENDATIONS ON GOOD GOVERNANCE

The Governance of CORPORACIÓN MAPFRE and of all of its units and subsidiaries is regulated – in addition to the Company by-laws of each specific company – by the Code of Good Governance of SISTEMA MAPFRE, approved by the Board of Directors of MAPFRE MUTUALIDAD, the parent company of SISTEMA MAPFRE, at its meeting held on 20th March 2000, and accepted by the Boards of Directors and by the Board members and senior managers of all the companies of SISTEMA MAPFRE.

The said Code represents a mandatory framework of reference for all the entities of SISTEMA MAPFRE, of which CORPORACIÓN MAPFRE is a part, and their governing bodies. It sets out the RULES which govern the management structure of SISTEMA MAPFRE, and the operating PRINCIPLES of the governing bodies of the entities that make it up. It takes into account the progressive complexity of its corporate structure and the incomplete legal regulation of business groups, thus ensuring that its activities are co-ordinated and transparent.

The drawing up of the Code of Good Governance of SISTEMA MAPFRE was a result of extensive work carried out by a committee made up in equal proportions by external directors and executive directors which, over a period of over fifteen months, carried out an in-depth review of the structures and functioning of SISTEMA MAPFRE in the light of the publication of a Report by the Special Committee for research into a Code of Ethics for Company Boards of Directors (the so-called 'Olivencia Report').

Although the recommendations contained in the 'Olivencia Report' were aimed at the large companies listed on the Stock Exchange, the governing bodies of SISTEMA MAPFRE concluded that an isolated adjustment to the said recommendations on the part of CORPORACIÓN MAPFRE was not advisable, but rather a profound review and updating of the entire management structure of SISTEMA MAPFRE should be carried out in the light of the said recommendations.

In accordance with the said Code, compliance with the following corporate governance recommendations may be highlighted:

- The Boards of Directors of the various companies undertake, as their primary task, which may not be delegated, the general function of supervision, and they have established a catalogue of matters which are reserved for their knowledge alone, whereas day-to-day management is carried out by the Executive Committee of each company.

  The highest supervisory and decision-making body of CORPORACIÓN MAPFRE and the supervisory body for all its subsidiaries is the Board of Directors of CORPORACIÓN MAPFRE, whilst business administration is the responsibility of the managerial and executive bodies of CORPORACIÓN MAPFRE and of the relevant corporate bodies of the aforementioned subsidiaries.

- The Board of Directors of CORPORACIÓN MAPFRE comprises, on the date on which this report is drawn up, eighteen members, of which fifteen are external (twelve nominated by the shareholders and three independent), and of the three remaining, two are the top executives of the company and the other one is the managing director of one of the main subsidiaries.

  On the Boards of Directors of the main subsidiary companies, there is in general a majority of external Board members (nominated by the shareholders and independent directors).

- The Chairman of CORPORACIÓN MAPFRE is an external director nominated by the shareholders and does not perform any executive functions. The chief executive officer is the First Vice Chairman, who is the chairman of the Executive Committee. The chairmen of the main subsidiaries are usually their chief executive officers. However, this is not viewed as an excessive concentration of power, since decisions are taken collectively by the Board of Directors and their Committees.

- Both in CORPORACIÓN MAPFRE, and on the Boards of Directors of the main companies of SISTEMA MAPFRE, the position of Second Vice Chairman is held, as a rule, by an external director, who is also the chairman of the Compliance Committee.

- In CORPORACIÓN MAPFRE, the Secretary of the Board of Directors of CORPORACIÓN MAPFRE is also a Director, and has the appropriate position and means to adequately carry out his function, which is to oversee the formal and actual compliance with legal requirements of the activities of the Board of Directors.

- Both in the parent company, MAPFRE MUTUALIDAD, and in CORPORACIÓN MAPFRE, there are Appointments and Remuneration, Audit and Compliance Committees.

In the Appointments and Remuneration Committees of CORPORACIÓN MAPFRE, the only participating executive director is the executive Vice Chairman who chairs the committee. The Audit Committee is chaired by an independent director, who is a Professor of Public Finance and an expert on the subject, and there are no executive directors among its members.

The Compliance Committee comprises exclusively external directors and is chaired by the external Vice Chairman.

At the main subsidiaries of CORPORACIÓN MAPFRE there is also a Compliance Committee which is entrusted with ensuring that the rules of the Good Governance Code are properly complied with in each company.

The directors receive in advance documents which are specially prepared concerning the main issues included on the Agenda, and have powers to request as much information as they consider necessary in order to perform their duties properly.

The Boards of Directors hold five ordinary meetings a year, and the Executive Committees hold one ordinary meeting a month, notwithstanding any extraordinary meetings which may be required. The schedule for the meetings of the Delegated Committees is adjusted to meet the requirements of the issues which fall within their remit.

- The election and re-election of the members of the Board of Directors are carried out by way of a formal and transparent procedure, which includes the necessary proposal by the Appointments and Remuneration Committee of SISTEMA MAPFRE or of CORPORACIÓN MAPFRE itself, in accordance with the scope of the remit entrusted with each one thereof.

- The rights and duties of board members are regulated in detail by the Code of Good Governance and are almost completely in accordance with the reference regulations initially drawn up by the Spanish National Securities Market Commission.

  The remuneration thereof is in line with the principle of moderation, and consists in an allowance for attendance at the meetings. Furthermore the members of the Committees and the Delegated Committees receive a fixed annual compensation for this duty. Information regarding the remuneration criteria, both for external directors and for executive directors, as well as the total figures for the remuneration received, may be found in the Annual Report, and elsewhere in this Report.

  The age limit is set at 65 for executive directors and 70 for external directors.

- The periodical information and the Annual Financial Statements are drawn up using the same criteria, and are verified by the Audit Committee.

  This Committee likewise receives information on a regular basis concerning relations with External Auditors and is aware of all the reports and recommendations that they formulate. It is also informed of the reports issued by the Internal Auditing Services and of the degree of compliance with its recommendations.

The remuneration earned by the External Auditors with regard to the CORPORACIÓN MAPFRE Group during fiscal year 2004 for the services corresponding to the auditing of the annual financial statements amounts to 1,732,583 euros. In addition, 640,854 euros has been earned for services related to accounts auditing, and 208,806 euros for other complementary services rendered. It is considered that neither of these last two figures places the auditors' independence at risk.

No qualification or proviso has been made by the External Auditors concerning the Annual Financial Statements for the entities of SISTEMA MAPFRE relating to fiscal year 2004.

- CORPORACIÓN MAPFRE provides its shareholders and institutional investors with ample information regarding its business and results and regarding its subsidiary companies. CORPORACIÓN MAPFRE, as a company listed on the Stock Exchange, undertakes an extensive communication activity for its shareholders, institutional investors, and for market operators, as is detailed in the management report.

In compliance with the rules laid down in the Code, the Compliance Committees of CORPORACIÓN MAPFRE and of its main subsidiaries regularly assess compliance with the Code by their respective companies, and the corresponding reports are submitted to their respective Boards of Directors and to the Institutional Control Committee of SISTEMA MAPFRE.

In all reports concerning the assessment of previous years compliance levels have been valued very positively and the high ethical standards applied in the entities regarding all aspects examined were highlighted, as was the efficient supervisory and control effort carried out by the Boards of Directors. Likewise, some aspects were pointed out for improvement and recommendations were given in this respect.

Likewise, the Board of Directors of CORPORACIÓN MAPFRE and those of its main subsidiaries have carried out during fiscal year 2004 an assessment of the quality and efficiency of their work by way of a detailed questionnaire that was completed by each member sufficiently in advance, and the comments and suggestions arising there from have been examined by each Board of Directors, and the appropriate measures have been put in place in order to improve the quality and effectiveness of their meetings.

At the present time, following the publication of the Aldama Report on January 8th 2003, and of the Financial and Transparency Act 44/2002, dated November 22nd, and of Act 26/2003, dated July 17th, a new Working Group has been set up, comprising four of the top MAPFRE executives and the Chairmen of the Compliance Committees of SISTEMA MAPFRE, who are all external directors, for the purpose of carrying out an in-depth review and update of the Code, taking into account both the said recommendations and provisions, and MAPFRE's own experience in the application of the current Code. Furthermore, the goals of this update, which will be released in the current year 2005, include increasing the co-ordination within SISTEMA MAPFRE as a whole, and simplifying and streamlining of the decision-making processes.

This Annual Report on Corporate Governance has been unanimously approved by the company's Board of Directors during its meeting held on February 8th, 2005.





Corporate Social Responsibility Report

Corporate Social Responsibility Report

INTRODUCTION[1]

The modern company should be able to combine its corporate responsibilities (create value and employment, generate profits and be efficient) with sustainable growth and human development, adherence to ethical principles, contribution to social welfare and the implementation of policies regarding its commitment to credibility, transparency and solidarity. Solidarity is not only an ethical, personal and social commitment but also a requirement of being part of a community.

A sense of social responsibility has been inseparable from MAPFRE´s conduct and history for many years and forms part of the institutional principles of action laid down in its Code of Good Governance, which sets out that 'the activity of SISTEMA MAPFRE and all those who are involved in its management at any level must be inspired by a sense of service to society in general, by way of recognition of their duty and responsibility to the proper development and progress of the same'.

SISTEMA MAPFRE's bodies consider, first and foremost, that the sense of social responsibility must be made manifest in the way in which the activities of the constituent companies of Sistema are managed, so that their major contribution to society will be the generation of wealth, creation of employment, equity in its relationships with all parties involved in its activities (policyholders, partners, employees, agents and contractors, suppliers etc.), strict compliance with the legal and fiscal obligations entailed by being part of society, and the maintenance of high ethical standards in corporate management.

To this end, in 2004 MAPFRE joined the United Nations Global Compact and, at the end of 2004, created a Communications and Corporate Responsibility General Directorate, whose aim is an in depth examination of the planning, coordination and control of social responsibility within the companies of Sistema based on the GRI (Global Reporting Initiative) indicators and responding to the following objectives:

- The diffusion of and compliance with national and international standards and laws and the obligations derived from them, particularly the International Declaration of Human Rights and the ten principles set out in the Global Pact.
- Respect for equal opportunities for employees; the right to privacy and free expression; fairness in labour relations; the fostering of a safe and healthy work environment, in addition to necessary and adequate training; fair compensation and employment security; the avoidance of any type of

1 The following information relates, as far as possible, to CORPORACIÓN MAPFRE. Nevertheless, as specified in each case, on occasion it has not been possible to obtain separate data for CORPORACIÓN and its subsidiaries and therefore information on SISTEMA MAPFRE as a whole has been provided.

persecution or abuse, or discrimination based on ideology, beliefs, gender, race or condition; and the facilitation of balancing work with family life.

- Promotion of a growing sense of solidarity, responsibility and social participation amongst employees, collaboration in the programs carried out or developed to such effect, support of the company's social efforts and promotion of volunteer initiatives.

- To provide its policyholders and customers with quality service during the stipulated period and with honest advice, confidential treatment of information and making available dispute resolution procedures with the shortest possible delay.

- Socially responsible management of relationships with suppliers and contractors based on freedom, reciprocal respect and mutual benefit.

- Environmentally conscious policy making which promotes effective measures to limit, as far as possible, the ecological and environmental impact of corporate conduct.

- Communications policy with all interested groups based on transparency, truthfulness and compromise, in particular which shareholders and investors.

- Maintenance of a continuous working relationship with government agencies based on transparency and honesty.

- To adhere to conduct which respects the principles of freedom and fairness in market competition.

Aside from all this, for over twenty years MAPFRE has been dedicating a part of its net annual profits to financing non-profit public interest activities via six private foundations on whose activities an extensive annual report is provided as part of the Annual Documentation of SISTEMA MAPFRE.

In 2004, these Foundations allocated a total of 19.4 million euros to their activities. The donations the various Sistema companies will allocate to these Foundations against the profits for the 2004 fiscal year, in accordance with proposals to be submitted to their respective Assemblies or General Meetings, total 25.3 million euros.

Additionally, in 2004 MAPFRE has made diverse monetary contributions to social interest projects, amounting to 593,000 euros, of which 300,000 have been assigned via the Spanish Red Cross to victims of the tsunami in south east Asia.


MAPFRE ESTU

Award of International insurance prize 'Julio Castelo'

INSTITUTIONAL PRINCIPLES FROM THE CODE OF GOOD GOVERNANCE (2002)

Independence

As a requirement that cannot be waived deriving from the mutual nature of its parent company, the activities of SISTEMA MAPFRE and its subsidiaries shall be independent of any person, entity, group or power of any kind. This implies:

a) That, with respect to Sistema and its companies, no person, company, group or institution may attribute itself different political or economical rights from those granted by law and company bylaws.

b) That all governing bodies and boards of directors shall adopt their decisions based exclusively on Sistema's corporate interest, without personal, family, professional or company interests influencing the adoption of each proposed resolution.

c) That all assets and rights of SISTEMA MAPFRE as a whole are in pursuance of corporate objectives with the only exception being Sistema's contributions to the MAPFRE Foundations -prior approval from their Assemblies or General Shareholders Meetings- and public interest donations authorized by the Institutional Control Commission.

The principle of independence is compatible with the establishment of alliances, associations or collaboration agreements with other companies or institutions for the appropriate development of SISTEMA MAPFRE and its corporate objectives but this principle should be taken into account with regard to third party rights under said alliances and agreements.

Ethical Behaviour

The conduct of SISTEMA MAPFRE must be inspired in the respect for the rights of all individuals and companies MAPFRE interacts with, and Society as a whole. This implies:

a) Transparency within corporate and board structures and social management.

b) Truthfulness in the supply of products and services as well as in the information provided to mutualists, shareholders, customers and the public in general.

c) Promptness in compliance with obligations under contracts with customers and suppliers.

d) Equal treatment to everyone who provides services to Sistema: Board members, Directors, employees, delegates and agents, and professional collaborators. This requires objectivity in their selection and promotion, fair and reasonable compensation and collaboration conditions, and no discrimination based on race, religion, gender, political affiliation or social condition.

e) Respect for the rights of mutualists as ultimate owners of SISTEMA MAPFRE, and of those participating as members or shareholders of the properties of the various Sistema companies.

f) Strict compliance with the law and obligations derived from it.

Humanism

The development of SISTEMA MAPFRE is based on its people, who constitute its main asset. Therefore, even above ethical reasons, it is indispensable that relationships among the persons who are part of Sistema are based on mutual respect and human values such as tolerance, cordiality and solidarity, so that its activities develop with internal cohesion, confidence and enthusiasm.

Business and corporate assets growth

The development of business activities implies, as an unavoidable objective, the optimization of the size and the net worth of Sistema benefiting mutualists and shareholders, and supporting the possibilities of promotion and personal progress of those who participate or collaborate with Sistema's activities. This implies that:

a) Corporate planning should be centred on obtaining safe earnings and in maximising long term cash flows.

b) The adoption of new investment projects should be based on obtaining adequate returns in relation to the company's cost of capital.

c) All surplus resources not needed for new investment projects or for maintaining the sound financial position of Sistema, should revert to mutualists - through the cost reduction of their insurance - and to the shareholders of the companies of Sistema, so that they may obtain adequate returns on their investment.

The creation of value should not be based on speculative operations but on the effort, efficiency, dynamism and the making the most of the resources which brings technical progress, to continuously improve social management; and it should be obtained while respecting the requirements derived from other institutional principles set out in this Code, especially in the ethical conduct.

Social Responsibility

In addition to the ideas previously set out, the activities of Sistema and all those who are involved in its management at any level should be inspired by a sense of service to society in general, by way of recognition of their duty and responsibility to the proper development and progress of the same. In keeping with this spirit, each year Sistema allocates part of its revenue to promoting non-profit social interest activities through various foundations.

Structure of staff

The staff who provide their services to the various companies of CORPORACIÓN MAPFRE is comprised of persons from the following geographical areas as at 31 December 2004:

Geographical areas	2004	2003	% variation
Spain	5,926	5,624	5.37%
America	8,377	7,771	7.80%
Other countries	720	473	52.20%
Totals	**15,023**	**13,868**	**8.33%**

54.06% of all staff was male and 45.94% female, with the following breakdown:

Geographical areas	Men		Women	
	Number	%	Number	%
Spain	3,266	55.11%	2,660	44.89%
America	4,439	52.99%	3,938	47.01%
Other countries	417	57.97%	303	42.08%
Totals	**8,122**	**54.06%**	**6,901**	**45. 94%**

The structure of the group´s staff by category is the following:

Spain	Number	%	Other countries	Number	%
Managers	469	7.91%	Managers	322	3.54%
Clerical staff	2,188	36.92%	Clerical staff	3,728	40.98%
Commercial staff	1,570	26.49%	Commercial staff	2,238	24.60%
Technicians and others	1,699	28.68%	Technicians and others	2,809	30.88%

The average age of the staff is 34.3 years old, with the following breakdown:

Countries	Average age
Spain	36.2 Years
America	33 Years
Other countries	32.5 Years

Human resources policies

Labour relations

MAPFRE maintains the maximum respect for the rights of workers regarding union matters (e.g. free association and election of representatives) and collective bargaining, and complies with the applicable standards in each country pertaining to these matters.

In Spain, it maintains open lines of communication with the relevant unions (CCOO and UGT), which contributes to social order and the enhancement of labour conditions as laid down in the Agreement of Grupo Asegurador MAPFRE which affects approximately 85% of SISTEMA MAPFRE staff.

In compliance with said agreement, in 2003 a complete professional reclassification, which affected a third of the staff, was carried out in Spain. The criteria applied for adequate classification of personnel takes into account the particularities of each Unit or Operating Company, and forms an open model capable of being developed in parallel to the growth of the Organization.

Selection and recruitment

MAPFRE has established a selection procedure for hiring new personnel common to all Sistema companies which entails the standardization of the aptitude test at the time of selection, and its adaptation to the internal mobility procedure. During 2004, the Sistema companies have carried out 228 selection processes in Spain according to these criteria.

The objectivity and thoroughness of the selection process assists with the internal promotion of employees and guarantees equal opportunities for all candidates, meeting the requirements for a position with MAPFRE.

These personnel selection standards, initially applied in Spain, are now progressively being implemented within MAPFRE companies in other countries.

Remuneration

In the 2004 fiscal year CORPORACIÓN MAPFRE and its subsidiaries paid 248.5 million euros in remuneration. 72.2% of this amount corresponds to salaries, 17.6% to social security, 5.2% to social benefits and the remaining 5% to compensation and other payments.

The fixed elements of salaries are revised in accordance with the applicable collective bargaining agreements. In the case of the Agreement of MAPFRE Grupo Asegurador, which affects 85% of SISTEMA MAPFRE employees in Spain, it involves an annual increase equivalent to 115% of the CPI.

The Collective Bargaining Agreement establishes a wide range of benefits for employees as a major part of their remuneration, with special attention to pension and health related benefits. In 2004, the costs to CORPORACIÓN MAPFRE companies of these benefits amounted to 12,817,993 euros, representing 5.16% of total personnel remuneration.



FUNDACIÓN MAPFRE ESTUDIOS, together with MAPFRE Human Resources Unit, organises 'Foro América: Human Resources management in Spanish multinationals in Latinoamerica'.

MAPFRE pays special attention to the situation of retired personnel. In 2003, it established a -initially of 6 million euro- fund to assist those where special circumstances require additional assistance. In 2004, as the first step in studying and analyzing their needs, a questionnaire was prepared and distributed to all retired Sistema persons in Spain (112 questionnaires were sent out and 60 responses were received), supplemented with visits to study such cases where greater assistance may be needed.

The remuneration and employment conditions of staff in other countries are adapted to their respective labour standards and collective bargaining agreements, with additional remuneration and social benefits where necessary to bring them into line with the standards established in Spain.

Employee assistance service

IT forms an important part of our business development, given that it allows for more effective management, more efficient procedures and a better service to the internal client. In this sense, MAPFRE has promoted the use of its Intranet as a major channel of communication with its employees. The number of queries received via the Human Resources' mailbox in Spain (4,942) exceeds the number of queries received via e-mail (3,193). It has been noted that, on average, each employee accesses the employee intranet once a day.

In addition, we have tried to bring Human Resources information closer to employees, allowing for self management through the "Employee Self Assistance" service, where employees can make queries regarding their salaries, their bonuses on insurance coverage, the current value of their life insurance policy, their contributions to pension plans and child assistance, in addition to requesting health insurance and benefits from the employee assistance fund.

Professional development and training

Once again this year, MAPFRE has paid special attention to training its executives and employees. During fiscal year 2004, the companies of SISTEMA MAPFRE in Spain provided 276,000 hours of training, with an average of 27 hours per employee, having designated to this activity an amount equivalent to 1.4% of company costs per employee.

The International Executive Training Centre *(El Centro Internacional de Formación de Directivos) (CIFD)*, which has carried out its activities since June 1999, has organized 44 corporate seminars with a total of 20,317 teaching hours, attended by 615 executives of different levels of the Sistema Units and Companies, of which 474 were from companies in Spain and 141 from other countries. Training managers from the Units and Companies in various countries have been involved in designing these seminars, in order to adjust their contents to the needs of each company, region and the group as a whole.

In this context, the "Horizon Project", a training programme for young employees with growth potential, continues to be developed. Since its inception in March 2001, 130 people have taken part in this programme, of which 100 are employees of Sistema in Spain and 30 are from other countries. After completing this programme, 63% of these people have taken on positions of higher responsibility. During 2004, eight modules have been taught to 59 participants involving a total of 8,986 teaching hours.

In addition, during 2004 the CIFD has developed a new programme for project managers, so far held four times and attended by 63 people; held five seminars to train management assistants, attended by 66 people; provided training services as required by the various Operating Units



[illegible] activities
Special event organised
for employees

through diverse programmes holding 43 seminars with 590 attendees. A total of 24,924 training hours have been provided as a whole by the CIFD during fiscal year 2004.

Additionally, in 2004, a computer-based training programme has been successfully launched with excellent results, in which 50 people have participated. Training has also continued via e-learning in specific business areas in each Unit or Company, with results confirming the increasing utility of the use of this type of education technology, not only for its flexibility and content but also for its flexibility, bearing in mind varying timetables and personal situations.

It is also worth mentioning the training received by the professional group of office managers within their respective sub-centres as well as that conducted at the International Executive Training Centre; the latter has given 18 courses to a total of 270 managers.

Employee and commercial staff training is also customary for MAPFRE companies abroad, which increasingly incorporate area-specific goals into their strategic plans.

Health and safety in the workplace in Spain

The Employment Risk Prevention Department has adapted its preventative policies to the reform of the applicable rules introduced in 2004. Among the various activities in this area the following are noteworthy:

- 208 evaluations and risk reviews have been carried out in the area of Safety, Hygiene and Ergonomics, followed by the drawing up of corresponding preventative plans. In addition, emergency plans have been updated in all the workplaces in Spain.

- During this year, a second voluntary audit of the Prevention System has been carried out by an outside company with satisfactory results.

- All new employees have been provided with training and information regarding general and specific risks associated with their positions, the procedures in the case of an emergency, and the General Guide for the Prevention of Risks in the Workplace of SISTEMA MAPFRE. In addition, conferences have been organized on emergencies and first aid, as well as a stop smoking conference attended by 792 Sistema employees.

- More than 20,000 medical consultations have taken place and the appropriate periodic and initial medical examinations for the entire SISTEMA MAPFRE staff.

- 3,000 Sistema employees have actively participated in a traffic safety campaign implemented through the intranet and focused on three topics. Similarly, each quarter an article on Health and Safety is published in the magazine "The World of MAPFRE" *("El Mundo de MAPFRE")*.

In order to foster coordination and direct assistance to employees, the Sistema Human Resources General Directorate is structured around three central areas: Social and Labour Relations, Administration, and Human Resources Development. In addition, there is an IT department which provides support and develops new functions for the Directorate as well as a Top Management department centered on this group.

Special attention is being given to obtaining maximum efficiency in management procedures, both for the benefit of staff and to ensure compliance with precise and rigorous social, labour and tax standards. To this end, and amongst other activities, a quality control process for internal procedures has been developed, increasing controls and filters so as to improve this management efficiency; a META 4 platform has been made available in all training areas as a common management tool; and a plan has been put into effect to move from the current web platform so as to facilitate the connection between META 4 and the web programmes of the Official Bodies.

Employment policy

During fiscal year 2004, the Units and Companies of CORPORACIÓN MAPFRE have created 1,150 new employment positions, of which 302 are in Spain and 853 in other countries.

The MAPFRE Employment Policy promotes the hiring of permanent as opposed to temporary staff. As at 31 December 2004, 96% of employees at the Units and Companies of Corporación in Spain were permanent.

During 2004 the process of integration of FINISTERRE and MUSINI has been completed following the principle that employment positions will be maintained and maximum respect will be given to labour rights.

Acknowledgements

During 2004, MAPFRE has received various acknowledgements for its work in human resources with the following worthy of special mention:

- MAPFRE SEGUROS GERAIS was named the third "Best Company to Work for in Portugal", and came out best in the Insurance Sector for Labour Conditions in a study conducted by the Great Place to Work Institute and the magazine "Exame".

- MAPFRE ARGENTINA has obtained tenth place in the "Ranking of the Best Companies to Work for" produced by the Great Place to Work Institute and the Human Capital Management Division of the company "Managers", receiving a special mention for its prominent role in improving the work environment among companies with more than 500 employees.

- MAPFRE SEGUROS DE BRASIL obtained second place in the Human Resources category in "Ranking the Best" in the magazine "Isto é Dinheiro", and is considered one of the three best companies in the "Safety and Prevention" sector.

MAPFRE AND ITS CUSTOMERS

One of the main objectives of the SISTEMA MAPFRE companies is satisfying the needs of its more than ten million members, policyholders and customers, offering them high quality services and appropriate assistance.

In fiscal year 2004, Sistema's insurance companies paid out a total of € 5,093 million, a 22.5% increase from 2003, as detailed below:

CLAIMS

Units	2004	2003	Change (%)
MOTOR	1,352,165	1,213,556	11.4%
AGROPECUARIA	60,884	86,112	(29.3%)
GENERAL INSURANCE	459,096	431,807	6.3%
COMERCIAL[1]	502,313	258,194	94.5%
LIFE	1,637,803	1,192,967	37.3%
CAJA SALUD	243,959	208,744	16.9%
ASSISTANCE	19,513	13,035	49.7%
AMERICA	765,838	715,111	7.1%
OTHER COMPANIES	51,650	36,632	41.0%
TOTAL	**5,093,221**	**4,156,158**	**22.5%**

Figures in thousand euros

Information refers to direct insurance.

1 In fiscal year 2004, annual information for MUSINI S.A. is included, as opposed to 2003 where only the fourth quarter information for MUSINI, S.A. was included.

Customer service channels

In order to meet this objective, MAPFRE has established the following channels which facilitate communication with its policyholders and customers:

- THE MAPFRE NETWORK, comprising 2,788 offices in Spain and 925 in other countries in which it operates, provides personal and direct customer services.

- Highly qualified Personnel serve a segment of customers with complex profiles requiring specialised attention (industries and large industrial risks, the agricultural sector, savings products, etc.) with the support of a select team in Central Services who have extensive experience and knowledge of international markets.

- **Telephone Platforms** with twenty-four hour service 365 days a year, which provide continuous service, and allow clients to ask questions and to conduct transactions pertaining to policies they have purchased and other types of insurance offered by MAPFRE, and to obtain related services.

  The following table provides details on existing platforms in Spain and the services each one provides:

Claims by type of service	Motor Unit	General Insurance Unit		Assistance Unit	Health Unit
	MAPFRE Motor Line	CIS Tel. Platform	Canaries Tel. Platform	MAPFRE ASISTENCIA Plat.	MAPFRE CAJA SALUD Plat.
Requests for information	13%	5%	26.47%	34%	42%
Claims processing	73%	80%	65.72%	66%	54%
Changes of information	1%	15%	0.83%	--	--
Others	3%	--	6.98%	--	4%

- The MAPFRE Motor Line is a multi-channel customer service (telephone and Internet) for transactions related to the sphere of Automobiles.

- The Operations Area Customer Service Centre (C.I.S.) is a service centre for everything related to households, proprietor associations, burial, etc.

- The Elipse Canaries call centre Platform is a territorial centre for services to Canary Island customers covering all types of insurance.

- The MAPFRE ASISTENCIA Operations headquarters is mainly dedicated to managing travel assistance claims and services for the elderly.

- The MAPFRE CAJA SALUD call centre Platform is dedicated to services to policyholders, applicants, distribution networks and health professionals contracted through telephone, fax, internet and e-mail.

- The Teleseguros VIDA specialised Platform and the Centre for Portfolio Maintenance, both belonging to MAPFRE VIDA, provide services to bancassurance and agency channel customers, respectively.

The following table gives information for the main telephone service platforms of the Sistema insurance companies outside Spain:

Calls by type of service	MAPFRE BRASIL	MAPFRE TEPEYAC	MAPFRE ARGENTINA	MAPFRE PUERTO RICO
Requests for information	21.6%	18%	35%	55%
Claims processing	42.4%	47%	17%	25%
Changes of information	N.A.	N.A.	48%	10%
Other	36%	35%	N.A.	10%

The network of telephone platforms of Sistema Internacional de Asistencia MAPFRE (SIAM) is worth a special mention. It comprises MAPFRE ASISTENCIA and its subsidiaries in 37 countries which employed 1,923 people in 2004, handled a total of 12,932,143 calls, of which 11,059,680 related to claims processing and the remaining 14.5% (1,872,463) were requests for information. The following table provides information on the four major SIAM platforms:

Calls by type of service	Brazil	US	Argentina	Turkey
Requests for information	23%	15%	9%	4%
Claims processing	77%	85%	91%	96%

The number of MAPFRE employees working in customer call centres totals 3,304, of whom 835 work in Spain and 2,469 in other countries.

- MAPFRE Portal and the MAPFRE Internet Office. These channels, which are linked to Sistema's corporate portal, offer complementary possibilities for customers to interact with MAPFRE, both in Spain and in the other countries in which it operates, although they include differentiating elements in each country so as to adapt to the particularities of the local insurance market and distribution networks.

Overall product range

One of MAPFRE's corporate objectives is to offer its customers a complete array of products and services for the prevention and coverage of personal and corporate risk and to cater for both current and future personal and family savings needs. This range includes:

- Integrated advisory insurance services, both to individuals and to companies, carried out by MAPFRE experts in various business areas via its network of offices, call centre platforms and professionals dealing with specialised risks, which facilitate an integrated response to the customer's needs in the motor, home, health, burial service, travel assistance, industry, small and mid-size companies and agricultural sectors.

- Legal services for individuals (Informauto for the Motor sector and the Household Legal Department); assistance, medical or psychological (in the accident insurance, emergency medical services and mediphone telephone assistance areas of the health insurance sector, and assistance managers in burial insurance); veterinary (provided in the animal insurance area); and in savings and pension matters (consultants specialised in strictly financial products and services). MAPFRE also provides these types of services in other countries (Argentina, Brazil, Mexico, Peru, Puerto Rico and Venezuela).

  In the large company arena, these services are structured by sector of economic activity, which allows for the provision of efficient, integrated and specialised services of high quality, including multinational coverage via the extensive network of Sistema companies abroad, with a presence in 33 countries.

- Claims processing services, including a large network of professionals for repairing claims-related damages, as well as providing solutions to specific needs not derived from these.

- In-house medical centres with highly qualified personnel: ten centres with rehabilitation units to provide care to those injured in traffic accidents; five centres for customer health care services;

two in the Caribbean (Mexico and the Dominican Republic) to assist policyholders displaced within this zone; and two for work accident rehabilitation in Argentina; which are the property of MAPFRE ARGENTINA ART, Employment Accident Insurance Company.

- 97 specialist in-house motor claims assessment and quick payment centres with professionals trained in the newest technologies. There is a process underway for the development of repair garages (MULTISERVICAR), of which two are already operating.

- Research and Development Centres for risk prevention systems in Motor Insurance (CESVIMAP in Spain, Cesvi Argentina, Cesvi México, Cesvi Brasil, Cesvi Colombia and Cesvi France), whose research on equipment, tools, materials and products used in repairing vehicles is a reference in maintaining safety.

- Development of traffic accident simulation programmes, carried out by CESVIMAP (RECONSTRUCTOR 98), and with other preventative areas, such as those developed by ITSEMAP in management of emergencies (LINCE y EMERGEX2000) and labour injury risk. (GESMAP).

As a result of this continuous research on products and services, in fiscal year 2004, the products set out in the following table were launched onto the market:

NEW PRODUCTS AND SERVICES 2004*

Line of business	Country	Types of products and/or services
Motor	Spain	-Multi annual policies linked to renting and financing contracts with single and fixed premiums. -Coverage for fleets and special risks.
	Argentina	-0 Km Policy, with wide coverage and bonuses. -Basic Policy Plus for personal use all terrain 4x4 vehicles, vans and pick-up up to 15 years old.
	Colombia	-Luxury Car Insurance for vehicles over $85,000 including diverse coverage.
	El Salvador	-All Risk 100, first combined insurance on the market with wide coverage and services.
	Peru	-Silver Policy, supplemental to the Mandatory Traffic Accident Insurance - SOAT-
	Philippines	-Liability Guard, Civil Liability insurance, with wide coverage.
Life, investments and savings	Spain	-All Life *(TodoVIDA)*, annual renewable insurance which includes disability and death, and protects the stability of family economy. -Assured Pension Plan *(Plan de Previsión Asegurado (PPA)* for retirement. -MAPFRE VIDA UNO EPSV, social forecast product which integrates different plans. -FONDMAPFRE Bolsa Garantizado G VI, FI, mutual fund.
	Mexico	-Achievement Plan *(Plan Superación)* to guarantee intermediate/higher education for children.

* Improvements in previously distributed products are not included

NEW PRODUCTS AND SERVICES 2004 (Continued)

Line of business	Country	Types of products and/or services
Home, personal accident and burial		
	Spain	-Seguro 365 for freelance workers. -Property insurance for offices, pharmacies, hotels and educational centres. -Accident insurance for students. -Burial Insurance for foreign residents.
	Argentina	-AP Asistencial for personal accidents with worldwide coverage. -Extra Policy , which includes damages of water, glass, TV, videos, etc.
	Peru	-Individual Personal Accident Insurance for dangerous professions. -Economical Household Insurance.
	El Salvador	-Burial Insurance.
Credit	Spain	-Business Policy targeted at small companies.
Large risks	All countries	-LARGE RISK International Programs developed in Spain for customers with international presence.
Health	El Salvador	-Mediphone 24, which includes telephonic medical consultations and other outstanding coverage.
	Puerto Rico	-Health Insurance *(Plan de Salud)* which covers a great number of services and medical treatments.
	Peru	-Hospital Insurance *(Seguro Hospitalario)*, which includes surgery prosthesis, and second medical opinions.
	Mexico	-Alianza San Angel Inn, which covers hospital medical expenses in the hospital which bears the same name, in addition to other advantages and services.
Assistance	Spain	-Contingency Insurance *(Seguro de Contingencias)*, which covers risks not covered by traditional branches. -Warranty Insurance for Mechanical Breakdown for Used Cars. -GAP Financial Insurance *(Seguro de GAP Financiero)*, complementing the reimbursement paid on the claim by the insurance company up to the purchase price of the vehicle. -Segurviaje Schengen, with wide travel assistance coverage and health assistance for travel within the Schengen area. -Credit Card Purchase Protection Insurance.
	Bahrain, Belgium, Greece, Ireland, Portugal, Turkey	-Warranty Insurance for Mechanical Breakdown for Used Cars.
	Puerto Rico	-Integrated Assistance, which combines road and household assistance.
	Peru	-European Travel Life Insurance Plan, which covers health assistance and risk of death.
Agrpecuario	Spain	-Agroindustrial Policy for farms. -Insurance for Reforestation costs. (only for Galicia). -Insurance for Puppies, directed at canine breeders. -Mechanical Warranty for Tractors, exclusive widening of guarantees for John Deere tractors in Spain and Portugal in collaboration with CESVIMAP.
	Mexico	-Horse Insurance which covers death, illness, veterinary expenses and civil responsibility.

Complaints

SISTEMA MAPFRE relies on a Central Department which handles grievances and complaints from all financial services users, in accordance with Law 44/2002, dated 22 November on the Financial System Reform Measures and expanded legislation. In addition, it also counts on the Committee for the Defence of the Policyholder, an institution created in 1984 to, free of charge and independently from the Sistema governing bodies, resolve complaints made by persons and proprietor associations who are policyholders, insured persons or beneficiaries of insurance policies from the various constituent companies of Sistema and the participants or beneficiaries of individual pension plans managed or custodied by the Sistema companies as well as their successors.

In fiscal year 2004, the Complaints Department handled a total of 2,542 grievances and 4,008 complaints with an average of 550 per month. A 61% of the grievances and complaints received during the year had an actual true financial content and included a specific demand and the remaining 39% reflected mere operating incidences in the processing of claims and policies, which are submitted to the appropriate departments for suitable handling. From the total, 1,181 grievances and complaints were reviewed and decided upon by the Committee for the Defence of the Policyholder which has positively resolved a total of 811. In addition, in its activity report for this fiscal year, it made various recommendations, which will lead to improvements in the activities of the Sistema companies with respect to the following aspects:

- Reinforcement of the services provided by the Committee for the Defence of the Policyholder, to guarantee the rapid processing of the growing number of complaints they receive as a consequence of the strong increase in the number of Sistema policyholders.
- Possibility of establishing a minimum amount for complaints so as to have access to the Committee for the Defence of the Policyholder.
- Promptness of MAPFRE's deciding bodies in submitting reports to the Committee to resolve complaints.
- The possibility to cover caravans and mobile homes within trailer vehicles insurance.
- Rigorous observance of the notice period for notifying changes in rates.
- Higher definition of appealing against the fines the company handles on behalf of the customer.
- Specific improvements in the criteria used in accepting or denying accident claims.


BARCLAYS

Barclays' 'Excelente' prize for MAPFRE SEGUROS GENERALES.

- A more precise definition on the reach and limits of certain coverage for household and civil liability farming insurance.

- Possible modifications in the General Conditions of Motor policies for a better definition of spare parts included or excluded in the coverage.

- More coordination between the commonly used definitions of incapacity and disability, and definitions used by Social Security legislation.

Quality at MAPFRE

The Sistema companies consistently work to obtain high standards of quality in policyholder and customer service, with special attention to the prompt, efficient and fair attention and payment of claims. The following table shows the number of employees dedicated to quality monitoring and control at MAPFRE:

EMPLOYEES DEDICATED TO QUALITY

In Spain	Abroad
119	342

Call centre platforms specially monitor the quality of service by surveying customers, measuring the degree of resolution of customers' requests, the perceived quality, the oral expression, the use of language, handling of calls, resolution at first contact, knowledge, and operators' capacity to adapt to new situations.

All quality evaluations performed are analysed and processed daily to adopt the corresponding and personalised corrective actions. Specific training to improve job-related and technical skills has been set up. The most significant were the following:

- Customer focus.
- Customer service techniques.
- Telephone sales strategies.
- Handling conflicts.
- Interpersonal communication.
- MAPFRE products.
- Internal procedures (collection management, claims management, complaints management, IT support programs).

The following table includes a selection of data used to evaluate the evolution of the service quality in Spain:

Parameters	Motor		Gen. Ins.		Assistance		Health	
	MAPFRE Motor line		CIS		MAPFRE ASSISTANCE Platform		MAPFRE CAJA SALUD Platform	
	2004	2003	2004	2003	2004	2003	2004	2003
N° calls (handled)	7,236,956	6,381,833	2,826,435	2,715,283	2,989,430	3,652,180	931,670	860,447
Avg. waiting time (in seconds)	15	15	9	8	19	15	18	26
Avg. n° calls waiting (%)	20	20	28	17.3	9,6	16	N.A.	N.A.
N° waivers (%)	5.5	4.7	3.4	2.7	5.6	3.7	4.9	6.3

The following table sets out the same information for the main subsidiaries operating in direct insurance abroad:

Parameters	MAPFRE BRASIL		MAPFRE TEPEYAC		MAPFRE ARGENTINA		MAPFRE PUERTO RICO	
	2004	2003	2004	2003	2004	2003	2004	2003
N° calls	1,830,620	1,657,779	1,470,489	1,159,603	850,700	514,878	737,029	227,056
Avg. waiting time (in seconds)	28	15	70	44	9	33	11.5	22
Avg. n° calls waiting (%)	N.A.	N.A.	22.7	N.A.	5	N.A.	2	N.A.
N° waivers (%)	4.1	3.7	3.4	81.3	4	13.7	4.6	18.4

In the main platforms of the Assistance Unit, the most significant information is the following:

Parameters	Brazil		US		Argentina		Turkey	
	2004	2003	2004	2003	2004	2003	2004	2003
N° calls	3,342,252	5,177,321	1,325,039	992,051	1,491,576	1,291,866	1,207,825	719,621
Avg. waiting time (in seconds)	18	20	21	24	24	30	15	N.A.
Avg. n° calls waiting (%)	12	32,5	N.A.	N.A.	11.9	30	9.5	15
N° waivers (%)	6	6.1	5.7	6.7	6.5	11	5	6

In addition to internal quality monitoring systems, MAPFRE uses those established by the different accredited bodies in the sector, such as the Policyholders' Satisfaction Survey of MAPFRE MUTUALIDAD and MAPFRE SEGUROS GENERALES, carried out by ICEA (January 2005), from which the following conclusions comes out on customer's general satisfaction after the use of their insurance:

Level of satisfaction	Motor insurance %	Home insurance %
Satisfied or very satisfied	86	84.2
Low level of satisfaction	9.7	9.3
Unsatisfied	4.3	6.5

Source ICEA. 2004 Policyholders' Satisfaction Survey for MAPFRE MUTUALIDAD, and 2004 Policyholders' Quarterly Questionnaire for MAPFRE Household Insurance. Customer portfolio with claims.

The following awards and acknowledgements obtained give evidence of the quality of service provided by MAPFRE:

- "Línea MAPFRE Autos" was awarded the first prize 'Gold Call Centre' in the insurance sector and third in all sectors, in the 5th Edition of the National Prize for Excellence in Customer Services, awarded by the Call Centre Magazine, International Faculty for Executives (IFAES) and the consulting firm Izo System, in collaboration with the Spanish Association of Customer Service Centres.

- MAPFRE SEGUROS GENERALES received the award 'Outstanding Best Supplier 2004' *("Excelente al Mejor Proveedor 2004")* which Barclays Bank awards each year on the International Quality Day.

- The MAPFRE Portal was chosen as one of the best Spanish Internet services. The prize 'The Favourites in Expansion', selects the best 'on line' business models in Spain. MAPFRE'S website obtained a second place for 'Health Services, Medical Services, Health and Insurance'.

- MAPFRE ARGENTINA obtained the Prize 'Insurance Prestige 2004' *('Prestigio Seguros 2004')* for leading the ranking of the 50 best companies in the insurance market, occupying first place for product and service quality, economic and financial solvency, sales creativity, adaptability to new situations, management quality, environmental protection; and second place for honesty and business ethics and the commitment to the country's development.

- MAPFRE PUERTO RICO was awarded with the 'Business Excellence - March 2004' *('Excelencia Empresarial - Marzo 2004.')*

Various Sistema companies have obtained quality certifications, which in order to keep they must maintain standards of quality. This creates a guarantee of service for policyholders and customers:

- The Customer Service Centre of the Operations Department of MAPFRE SEGUROS GENERALES obtained the certification ISO 9001: 2000.

- MAPFRE CAUCIÓN Y CRÉDITO obtained the AENOR certification ISO 9001:2000 for its activities as a whole.

- The MAPFRE Testing and Road Safety Centre *(CESVIMAP)* obtained the certification ISO 9000:2000.

- VIAJES MAPFRE received a 'Q' for Tourism Quality from the Spanish Tourism Quality Institute *(ICTE)*, certified by the Bureau Veritas.

- BRASIL ASISTENCIA, a subsidiary of MAPFRE ASISTENCIA, obtained the certification 'ISO 9000: 2000'.

IV CORPORACIÓN MAPFRE AND ITS SHAREHOLDERS

CORPORACIÓN MAPFRE, the holding company of Sistema MAPFRE whose shares are traded on the Stock Exchange, develops its activities in accordance with SISTEMA MAPFRE's Good Governance and Social Responsibility principles. In 2004, Corporación has made new efforts to increase the frequency of publication, quality and transparency of its public information.

Composition of shareholders

At the close of fiscal year 2004, Corporación had a total of 23,689 shareholders. 75.2% of its shares are held by shareholders resident in Spain and 24.8% are held by shareholders in other countries.



55.7% MAPFRE MUTUALIDAD
1.1% Other MAPFRE entities
18.4% Other Spanish investors
24.8% Investors in other countries

As in previous years, the majority of publicly held shares (excluding MAPFRE MUTUALIDAD and other Sistema company holdings) are held by institutional shareholders from other countries. Nevertheless, in 2004 a significant increase was recorded in the total number of shareholders -at the close of 2003 the total was 9,919- especially in the number of small shareholders resident in Spain.

Value and performance on the shares of Corporación MAPFRE

One of the SISTEMA MAPFRE goals for 2004 was to 'promote the development of CORPORACIÓN MAPFRE and the value of its shares'. As in previous years, the aim was to progress on this permanent goal through the profitable growth of the various Operating Units and Companies and investments in new projects which add value.

In the past five years, the growth in value of CORPORACIÓN MAPFRE shares has clearly outperformed the two principal indices in which it is included, IBEX 35 and Dow Jones (DJ) Stoxx Insurance, as is set out in the table below:

	1 YEAR	3 YEARS	5 YEARS
CORPORACIÓN MAPFRE	0.3%	73.4%	107.7%
IBEX 35	17.4%	8.1%	-22.0%
DJ Stoxx Insurance	7.9%	-41.9%	-52.5%

During the same period, the earnings per share (EPS) of CORPORACIÓN MAPFRE has evolved as follows:

	2000	2001	2002	2003	2004
EPS[1]	0.49	0.51	0.60	0.75	0.81
INCREASE (%)	25.6	4.1	17.7	25.0	8.0

The evolution of the dividend and the estimated yield based on the average share price has been as follows:

	2000	2001	2002	2003	2004
Dividend[1]	0.18	0.18	0.18	0.20	0.25
Dividend yield	3.3%	2.4%	2.5%	2.1%	2.4%

1 In order to take into account the capital increase of 500.5 million euros of April 2004, the earnings and dividends per share have been calculated using an adjustment factor and the weighted average number of shares, in accordance with NIC 33.

The interim dividend paid in November 2004 increased by 36.4% on the previous year. This increase has been especially remarkable since it was distributed on a greater number of shares than in the previous year. The total expenditure on dividends for the year was 54 million euros, a 41.7% increase with respect to 2003.

Public information

CORPORACIÓN MAPFRE is continuously expanding and enhancing the information it makes available to its investors by regularly publishing the following documents:

- Quarterly, information in the requisite format of the Spanish National Securities Market Commission (CNMV).
- Bi-annually, general presentations on the Corporación and presentations on its results.
- Annually, the individual and consolidated annual reports and the embedded value of the Life and Savings business of MAPFRE VIDA and its subsidiaries.

Additionally, documents are also prepared for each year's specific reporting requirements. All such information is communicated to the public according the following procedures:

- Previous filing with the CNMV.

- Publication on the SISTEMA MAPFRE website (www.mapfre.com), with the aim of guaranteeing maximum transparency and ensuring that all shareholders have access to information. The documents on this site may be viewed in Spanish as well as English.

- Distribution by electronic mail to a database of over 800 pre-registered analysts, investors and journalists.

Quarterly, results are presented to analysts and investors via conference calls; half yearly results, additionally, are subject of meetings in Madrid and London. Alongside all these, comprehensive complementary information is also released to the public through the CNMV register.

Over the last few years, the section of the website dedicated to CORPORACIÓN MAPFRE shareholders has become the main channel of distribution of information to the public investor. In fiscal year 2004, its contents were expanded in accordance with the requirements of Law 26/2003, dated 17th July, ECO Order 3722/2003 of 26th December and CNMV Circular 1/2004 of 17th March. Currently, this section comprises the following subsections:

- Main data: contains general information on the company and its subsidiaries as well as its principal figures.

- Financial Information: contains the annual reports and periodic financial information (quarterly reports) for the last five years; and the credit agency reports for the last two years.

- Presentations to investors: contains all the presentations from the last five years.

- The MAPFRE share. Shareholders equity: contains information on the subscribed capital, the evolution of the share price in quasi real time, dividends and substantial shareholders, as well as prospectuses for bond and share issues.

- General Shareholders' Meeting: contains the Regulations of the General Shareholders' Meeting and information on both the most recent meetings and the next scheduled meeting.

- Corporate Governance: contains the SISTEMA MAPFRE Code of Good Governance, the latest Corporate Governance Report, the corporate bylaws, the internal code of conduct, the regulations of the Board of Directors, and the composition of this Board and its Delegated Committees.

- How to contact us: contains telephone numbers, postal and e-mail addresses for the Investor Relations Department.

- Relevant facts and other filings with the CNMV: contains relevant facts and other filings submitted to the CNMV during the last five years.



Stock Exchange

- Relevant dates: contains the dates on which results are published during the year and the date of the General Shareholders' Meeting

In fiscal year 2004, the section dedicated to CORPORACIÓN MAPFRE shareholders recorded a total of 184,705 visits, accounting for 6% of all visits to the SISTEMA MAPFRE website, and 17,824 document downloads.

Communication with the financial markets

The Finance Directorate and Investors Relations Department of CORPORACIÓN MAPFRE are in charge of communicating with the financial markets. Its activities are principally conducted through the following means:

- Preparation and distribution of public information as described in the preceding section.

- Dialogue with shareholders, analysts and institutional investors to explain the business structure, evolution of results and the strategy of Corporación, and to comment on events which could have some impact on its development (e.g. major claims, legislative changes and corporate operations). These meetings with investors in Spain and other countries make up a significant part of the communications activity, devoting every year two periods of approximately one month each, in spring and autumn, dedicated to carrying out visits and meetings with investors. In the light of the capital increase carried out in 2004, the Executive Vice President, the Managing Director and the Finance Directorate team have made a special effort to provide direct information to investors by visiting 111 investors in 23 cities in 11 countries. Altogether, during the 2004 fiscal year direct contacts were maintained with 67 Spanish institutional investors and investment managers, and with 124 from Germany, Belgium, Canada, Denmark, United States, France, the Netherlands, Ireland, Italy, Japan, United Kingdom, Sweden and Switzerland, and numerous meetings with institutional investors from various countries have also been held at the Corporación headquarters.

  During 2004, there were 17 meetings with analysts as well as frequent contacts with them. At the year end, six Spanish and international investment banks had 'buy' recommendations on the shares of Corporación, against five recommendations to 'hold' and one to 'sell'. In addition, at the request of Corporación, the rating agencies A.M. Best and Standard & Poor's assigned counterparty risk and bond ratings for Corporación, while the Fitch rating agency has also done so on its own initiative.

- Participation in specialised forums. In 2004 CORPORACIÓN MAPFRE participated in the following conferences organized by securities brokers/dealers and banks in order to put listed companies in contact with institutional investors:

  - The 'European Small- and Mid-cap Conference' organized by the brokerage house Cheuvreux in London in June

  - The 'Iberian Conference' organized by the bank Banco Santander Central Hispanoamericano in New York in September

  - The 'Premium Review Conference' organized by the bank Société Générale in Paris in December.

- Response to queries by investors working with social responsibility investment criteria. This activity is mainly developed by completing questionnaires on non-financial information.

Since 2001, a CORPORACIÓN MAPFRE representative has actively participated - alongside representatives of other nine listed companies - in the Board of Directors of the Spanish Association for Investor Relations (Asociación Española para las Relaciones con Inversores, AERI), whose goal is to promote initiatives directed at the development and advancement of relationships with investors in Spain.

In 2004 CORPORACIÓN MAPFRE received the Llotja prize for its work on provision of public information, awarded by the Barcelona Chamber of Commerce, which recognizes the efforts of companies in developing increasingly transparent, complete and structured information for its shareholders and the general public.

It is also possible to consult complementary information on Corporate Governance and the list of CORPORACIÓN MAPFRE investors in its Corporate Governance Annual Report and in the section entitled 'Shareholders and Investors/Corporate Governance' on the SISTEMA MAPFRE website (www.mapfre.com), which includes the following documents:

- Regulations of the Board of Directors with specific reference to articles 15 and 16;

- Internal Code of Conduct related to listed securities issued by Corporación, with specific reference to article VII, 'Code of Conduct relating to the communication of relevant facts';

- SISTEMA MAPFRE Code of Good Governance, with specific reference to Chapter I, Section 2 'Principles of Conduct', sub-section 'Growth of business and net worth'.

MAPFRE AND ITS AGENTS

MAPFRE'S relationships with its agents are built on stability and permanence, allowing it to count on both one of the most wide-ranging insurance networks and a high degree of closeness between MAPFRE and its agents resulting in a low level of rotation. These links are reinforced by the wide-ranging nature of MAPFRE's products which, aside from constituting one of the main differentiating factors in dealing with customers, also provides its agents with a significant added value, allowing them to present each customer with an integral insurance or financial product tailored to their specific needs.

Relationship Channels

MAPFRE's relationships with its agents are coordinated through various channels:

- The relationships with the representatives and agents forming MAPFRE's NETWORK are maintained by different means, among which are periodic meetings with MAPFRE commercial managers and scheduled visits to representatives' offices. These face-to-face contacts are complemented by the use of print media (magazines, circulars and manuals) and contact via telephone platforms with specific areas devoted to agents (e.g. OFITEL), where they can make all types of inquiries and receive business and technical guidance.

- The Operating Units and Companies, which maintain strong relationships with brokers, have developed specific ways to articulate these relationships, given the specific needs and approach of this channel. In addition, different activities have been established depending on the type of broker: services for general brokers are carried out by the MAPFRE Direct Office closest to their place of business, while services for specialized brokers connected to financial companies are available in a "Virtual Office" in each sub-centre.

  Currently, a project is being developed to create an Internet platform for specific services for all brokers, who can perform the main functions related to their business (pricing, issuance, billing, queries, document search, etc.) through this platform.

Altogether, MAPFRE provides its agents with a wide variety of tools such as the SIRED programme, access to MAPFRE's intranet, Office 2000 for agents, the PDM IT platform exclusively for delegates and the PC Web platform for brokers and other agents.

Recruitment

MAPFRE has established a selection protocol which includes all the procedures which should be followed for recruiting agents. Generally, two batteries of psychometric tests are used to evaluate, respectively, commercial efficiency and personality profile, for example sales orientation and attitudes. On average, the selection process includes two interviews, the first one with the corresponding sales manager and the other with the MAPFRE NETWORK training managers who also carry out psychometric tests.

Training

One of MAPFRE's differentiating factors in relation to its network of agents is the importance it attaches to training. In this area, diverse activities have been carried out in Spain, among which the following should be highlighted for their future impact:

- Initial courses for new agents across all sub-centres.

- The continuation, during 2004, of the "Programme for the development of a delegated branch as a Company" project, concentrated on business management, which during the year has produced 12 courses on "Management and Supervision of the Delegated Office" with a total of 135 participants.

- The development of SIRED programme applications and the consequent training activities to assist employees and agents in its usage, in which 352 direct offices and 2,290 delegates have participated. At the end of 2004, the 'Product Catalog' application has been incorporated into SIRED and a new one is being prepared on 'Sales Management' (agenda, client portfolio, etc.) which should be an efficient tool for everyone who is part of the MAPFRE NETWORK.

To these activities should be added those geared towards broker training, amongst which the following should be highlighted:

- The continuation of 'The Basic Course on Motor Insurance' whose goal is the training dedicated to this area of insurance and to its marketing. Eight sessions have taken place and more than 100 brokers have participated.

- The MAPFRE ASISTENCIA technical-sales training programme, whose goal is to familiarise brokers with the products and service philosophy of the company as well as the means made available to them. 300 people have participated in this program and 200 hours of training have been provided.

- Training given to brokers with respect to contracting for Combined Agricultural Insurance.

MAPFRE also provides significant resources for the training of agents and brokers in other countries, to which it has dedicated a total of more than 40,000 hours.

Quality

In order to improve the quality of service provided to the customer, MAPFRE has established diverse control systems governing the behaviour of its agents. In particular, MAPFRE's companies periodically conduct surveys among their customers in order to evaluate the services provided by their agents and monitor complaints, so that the necessary corrective measures can be taken.

At the same time, MAPFRE companies also work to improve the quality of the service and support they provide to their agents. In order to achieve this, periodic in-house assessments and surveys are conducted by the companies and polls are conducted by the different bodies in the sector in different countries. Examples of the type of indicators used are those of the biennial study on service quality in insurance companies carried out by the Association of Spanish Insurance Brokers *(ADECOSE)*. In ADECOSE's latest edition (2003), MAPFRE was the insurance company cited most frequently by brokers as that whose service they were most satisfied. MAPFRE received an average score of 7.37 points in the general valuation of quality of service, above the sector average which is 7.34 points. It received a high score in areas such as communications (7.57), confidence and experience (7.49) and modernity and dynamism (7.47).

MAPFRE AND ITS SUPPLIERS

MAPFRE maintains relationships with its goods and services suppliers based on speed and fairness, in compliance with its contractual obligations. These relationships are developed according to the following lines of activity :

- Suppliers who provide general goods and services contact MAPFRE through the General Service Departments of its various Operating Units and Companies, where purchasing management is centralized, with the aim of a better efficiency and cost reduction.

- The purchase of computer and communications equipment for companies based in Spain is centralized in MAPFRE INFORMATION TECHNOLOGY SERVICES. MAPFRE companies in other countries also have managers in charge of purchasing computer equipment who are independent from their General Service Departments.

  There are also specific departments which handle relationships with providers of marketing and publicity products and services.

- Each of the Operating Units and Companies handle their own relationships with suppliers who provide services to their customers specifically related to their own operating activities, especially with regard to areas such as repairs relating to Household claims, health services, services related to Assistance coverage, and repairs relating to personal or property damage concerning the Motor business branch.

  In all these areas there are formulas for coordinating the management of the suppliers common to the various Operating Units and Companies, and activities are carried out relating to their selection, training and support in order to obtain an appropriate level of service quality.

Relationship channels and support systems

Generally, contact with suppliers takes place mainly through the company's own or contracted telephone platforms and specific telephone lines, although Internet platforms are increasingly being developed which allow for all types of rapid and secure operations. One such platform is that designed for towing service providers which allows for more rapid communication between these providers and the assistance supervisors located in the different local management departments (sub-centres). There is also a platform for the professional group who provide home repair services, *www.infocol.com*, through which they can receive job instructions, submit invoices for repair work performed and view promotional campaigns, etc. By the end of 2004, 2,200 professionals, of a total of 3,215 who work with the company, were registered with and operating via this platform.

For this same group, in 2004 MAPFRE developed a new application which uses SMS platforms and the transmission of Telefónica Móviles España GPRS information, establishing a new direct and secure communication channel between the company and its suppliers which allows for faster processing of service management. With this application, the providers can receive daily job instructions via a short message and download all the related information as well as the information fields necessary for accounting. In addition, they can inform the company of the completion of their job and their availability for a new assignment.

The relationship with health, medical centre, and hospital service professionals is coordinated through the Provincial Medical Assessors, who are also in charge of their selection and hiring. They have at their disposal the WMSalud Internet platform from where they can download all types of useful information for suppliers (manuals, conditions, and health information) and send it to them via whatever means the supplier choose (normally electronic mail). Similarly, there is also a Health Professional Service Department which provides this group with a specific e-mail address for suggestions, complaints or any questions which may not have been answered by the Provincial Assessor. On the other hand, MAPFRE facilitates the possibility of automated billing by these professionals for their services via the Internet using different management mechanisms available on the Red Chip Card. At present a specific portal is being developed for the health professional which would expand the type of operations that could be performed through this channel.

Selection criteria

The selection of suppliers is carried out following objective criteria, mainly competitions, which take into account factors such us the price/quality relationship, the infrastructure they rely upon, their recognition in the market, and especially whether they belong to a group of collaborators of one of the SISTEMA MAPFRE companies and their history of service quality.

Compliance with the standards in force in the various countries as well as the implementation of security and hygiene measures, where applicable, are essential requirements for selection. Other factors which are highly valued are response time, after-sales service, geographical coverage and the value added for MAPFRE policyholders and customers.

Rotation among suppliers who work with the MAPFRE companies is generally low. The most common reason for dismissals is the failure to comply with their obligations or to adapt to service requirements. For the suppliers' part, satisfaction with MAPFRE is high since prompt payment is considered the most important factor.

In addition, MAPFRE has developed specific loyalty programmes for its suppliers, including discount campaigns with Sistema companies such as VIAJES MAPFRE or with partner companies (Telefónica, Ford, etc.). An important promotional device is the Tourmap campaign directed at the professional group of household claim repairmen, in which punctuality, quality of work, treatment of clients, professional image, cleanliness and orderliness, and uniformity in the use of MAPFRE clothing are highly regarded. In order to measure these parameters, customers are asked to rate the work of the service provider in their home. Then, based on the results obtained throughout the campaign, the provider receives various awards. In 2004, a total of 50 professionals were awarded prizes through this programme.

Training

MAPFRE has a strong commitment to training its suppliers as a means of improving service to its customers and policyholders. With this objective, suppliers receive general information on MAPFRE's culture and its philosophy of quality. In addition, each of the Operating Units and Companies are responsible for developing training systems and materials directed at the suppliers of services specifically related to their business. Amongst these, it is worth mentioning the different manuals which contain procedures and standards related to the suppliers' activities, such as the Operating Manual and the Internal Regime for MAPFRE CAJA SALUD Health Professionals or its equivalent for MAPFRE AGROPECUARIA Veterinarians.

A major part of the training is given at the time suppliers begin working with MAPFRE. An example of this is the programme for professional household repairmen which addresses technical questions and operations related to transactions and to the provision of services, among other topics; in 2004 a total of 250 professionals took part in this programme. Furthermore, 11 courses were given, involving a total of 110 hours of training and with 147 suppliers participating, on the Quality Objectives programme directed at managers in the Burial Assistance business, centred on communication procedures and skills.

Quality

All the Sistema companies monitor the quality of services provided by their suppliers, mainly through surveys of their customers or by visiting the suppliers' premises. An evaluation is also carried out which measures the degree of compliance with service standards, the length of time it took to complete and the competitiveness of the suppliers' fees. The principal standards of quality required are the following:

In provision of services	In purchase of goods
Response time between communication of the instruction to the supplier and contact with the policyholder	Condition of delivered product (control of samples)
Time spent in providing the service. In the case of medical/rehabilitation services: the treatment time	After-sales service: • Maintenance guarantee • Replacement product in case of repair • Repair guarantee
Obtaining of quality certifications by the supplier	Adequate stock/supply capacity
Transparency in the management of the service performed by the supplier and the information provided to the company	

MAPFRE's commitment to the environment is carried out by integrating environmental criteria in the development of its activities, and in the control and reduction of its potential impact on the environment, which, in any case, is moderate because of the nature of its business. To this end, in addition to abiding by the environmental commitments established by the United Nations Global Pact, MAPFRE is also adhering to the UNEP FI (United Environmental Program Financial Initiative), an environmental initiative for financial institutions and Insurers promoted by the United Nations Program for the Environment.

During fiscal year 2004, MAPFRE initiated an environmentally conscious coordinated policy for the Sistema as a whole, for which a specific Department was created within the Sistema Safety and Environment Directorate. In 2004, this new Department carried out a complete evaluation of the various MAPFRE companies and premises with regard to environmental matters, and is preparing a Plan of Action and an Environmental Management System directed at obtaining effective improvements to set MAPFRE's standards in this matter in a high demanding level.

Notable environmental activities

MAPFRE has developed innovative activities which have contributed to the decrease of the global environmental impact of its business activities. A few of the more representative activities are listed below.

Cogeneration

MAPFRE promotes the development of initiatives to increase energy efficiency and the use of renewable energy. One of these initiatives is the energy efficiency system adopted at the headquarters of MAPFRE MUTUALIDAD with 21,489 square meters and 1,300 employees.

The constituent buildings of the corporate headquarters have a system which generates electrical energy and hot and cold sources for temperature control by using natural gas as a combustible. This has spurred, since its installation in 1996, the generation of 20,935,508 kw/h avoiding the equivalent use of resources derived from the public channel, and the reduction in the release of contaminants into the environment. [2]

Recycling of salvage vehicles

Technical and social evolution demands a non-contaminating treatment for salvage vehicles facilitating, as far as possible the recovery of vehicle parts, compounds and materials for their new use.

MAPFRE has been working on this subject for years in its ROAD TESTING AND SAFETY CENTRE, whose research procedures in the area culminated in opening the CESVI RECAMBIOS Centre in 2001. This Centre collects damaged automobiles from accidents and then are decontaminated by

2 Natural gas combustible products do not contain sulphur and therefore, do not produce corrosives or contaminants actions. As a result of the lack of both sulphur and solid materials in its composition, the combustion does not produce ash, and no solid particles are released into the atmosphere. Another advantage of this combustible is the perfect mix it produces with the air which allows a complete combustion without carbon monoxide in the final product.
This system's most relevant emissions into the atmosphere are the NOx components, although these are controlled by the carburetor which optimises the air combustible relationship guaranteeing that the NOx levels are below the levels authorized by the current legislation.

emptying and recovering dangerous fluids and components, facilitating the recycling of base materials by separating materials such as plastic, aluminium, iron or tyres.

CESVI RECAMBIOS, which has treated almost 5,000 vehicles, is the first centre in Spain to recycle salvage vehicles in accordance with European Directive 2000/53/CE, and its adoption into Spanish legislation (RD 1383/2002), and is the first European plant with a high level of automation for said activity.

NUMBER OF SALVAGED VEHICLES


2,500
2,000
1,500
1,000
500
0
2001
2002
2003
2004

Office resource conservation

In the last few years various measures have been taken to save office resources, among which the following are noteworthy:

- The implementation of digital billing and digitalisation of bills and receipts.
- The gradual substitution of desktop printers, fax and photocopiers with multifunction printers which reduce the use of toner and paper.
- The use of videoconference rooms, as an alternative to long distance travel.

In addition, for more than a decade, the design of new offices has taken into account methods to increase energy efficiency such as:

- Use of reactive energy rectifiers in buildings and plants with most energy consumption, with the goal of optimising electricity consumption.
- Installation of on/off light switch programmers or photocells in the outside of the buildings, allowing to adjust the use of electricity to lighting needs.
- Sectioned air conditioning systems with thermostats in central areas and exterior of buildings.

- Use low wattage lighting in office buildings and common areas in residential buildings.

- Installation of automatic and revolving doors in office buildings to avoid energy loss.

- The use of stationary panned windows in office buildings to avoid energy loss and allow for more reasonable use of thermostats.

- The use of air free-cooling treatment systems which allow for maximum energy savings and improved levels of ventilation.

- The use of systems to recuperate energy from air extracted from buildings.

- The insulation and soundproofing of the exterior of buildings, even above the requirements of the legislation in force.

- Use of intensive energy capturing systems for instant recovery and reutilisation of residual condensation heat.

- Double discharge system for cisterns, allowing for the reduction in water consumption.

Environmental actions in new construction

The improvements of buildings and commercial space, and the construction and development of new plants are regular MAPFRE activities. To this end, measures are being taken focusing on the reduction of the environmental impact, during the design phase as well as in the construction phase, among which the following are worthy of special mention:

- The air conditioning systems are soundproof and are installed with ecological refrigerant, to guarantee compliance with the criteria set out by current legislation.

- Two different rain and waste water systems are installed in all municipalities which have separate sewer systems, to optimise waste management. In addition, the parking lots are equipped with hydrocarbon removal systems, and kitchens and cafeterias are equipped with grease and smoke extractors.

- The air conditioning systems are sectioned by using thermostats in central and outdoor areas for rational energy consumption.

- Clean air is used for air conditioning systems on the various floors.

- New residential buildings, are equipped with VRV (variable refrigeration volume) air conditioning systems. This innovative technology allows for compatible levels of comfort and energy savings.

- Non-fluoride Electrical wiring in new construction is used, avoiding toxic emissions which the old wires generated when they were recycled or in the case of fire.

- Thermal insulation is carried out by using fibreglass and polystyrene materials, rejecting polyurethane materials, which generate the release of toxic gas in case of fire.

- The air conditioning ducts are made of fibreglass and are covered in aluminium both inside and outside in order to avoid a loss of energy.

- Some residential buildings have been designed with solar energy systems to produce hot water.

- Generators located both on the exterior as well as the interior of the buildings are acoustically insulated to avoid noise nuisance.

- Almost all lights installed in office buildings and in common areas of residential buildings are low energy consumption.

- During the building work a pre-selection process is carried out for the transportation of segregated wastes to dump sites thereby facilitating its recycling.

Certifications

CESVIMAP obtained the certification ISO 14001 on environmental management, which identifies the environmental concerns of the company and the necessary measures taken to address them.

Evironmental indicators

The work done in 2004 provided very useful environmental indicators to establish quantitative objectives in order to adequately monitor the evolution of future environmental efforts. These indicators are expressed in absolute terms, which reflect the global environmental impact, and in relative terms (with respect to the number of employees), which allows for comparison with environmental efforts of other business groups of similar size.

Consumption of resources

MAPFRE is working on the inclusion of environmental criteria in its purchasing policy. Due to these efforts, potentially contaminating products are progressively replaced with environmentally conscious products.

Alongside these efforts, a major part of our computer equipment incorporates energy efficient, measures, and some office stationery -for example, photocopy paper- has an ecological label.

ENERGY[3]

The energy used at MAPFRE is mainly for lighting and air conditioning. In 2004 MAPFRE consumed approximately 50 million Kwh of energy, which is about 5,600 Kwh per employee, representing a 7% decrease from 2003. 90% of this energy comes from the public network, 7% from gas-oil and 3% from natural gas.

3 Energy consumption data has been obtained from the accounting available information of companies taken into account to prepare environmental indicators. Energy consumption in the MAPFRE buildings, which are also used by third parties, is taken into account in the occupancy percentage of the SISTEMA MAPFRE companies.

ENERGY CONSUMPTION BY TYPE OF FUEL (KWH)



55,000,000.00
50,000,000.00
45,000,000.00
40,000,000.00
35,000,000.00
30,000,000.00
51,182,662.78
2,636,196.03
2,016,862.61
46,529,604.13
54,485,514.01
2,858,502.17
2,362,661.47
49,264,350.36
50,702,984.30
3,622,770.73
1,433,939.46
45,646,274.11
2002
2003
2004
FROM GAS-OIL
FROM NATURAL GAS
FROM THE PUBLIC NETWORK

WATER[4]

In the MAPFRE plants, the water has a sanitary use. On most of our plants, measures to reduce water consumption have been implemented achieving a 3% reduction from 2003. The current water consumption ratio per employee -90 litre/day- is already quite moderate, whereby making it difficult future significant reductions.

The dumping of waste water is mainly carried out through municipal sewer networks. No specific treatment is required, as sewage is toilet water with no chemical contaminants.

4 The information on water has been directly obtained from receipts obtained from suppliers of the companies taken into account. In cases where the building is also occupied by other companies, the supplier submits a bill to the proprietor association. In these cases, the amount is determined based on the number of meters occupied by the MAPFRE companies.


WATER CONSUMPTION (m3)
310,000.00
300,000.00
290,000.00
280,000.00
270,000.00
309,139.54
297,326.66
287,221.52
2002
2003
2004

PAPER[5]

In 2004 MAPFRE consumed close to 7,000 Tm of paper. As noted in the section entitled "Waste Management", work is being done on designing measures to reduce its consumption and promote recycling.

ATMOSPHERIC EMISSIONS[6]

MAPFRE emissions to the atmosphere are a consequence of its consumption of electrical energy coming from the public network, the use of gas-oil and natural gas. In 2004, 33,000 Tm of CO2 were generated of which 60% are indirect emissions, as they proceed from the consumption of public-network electrical energy, and the remaining 40% are direct emissions from the consumption of fuel, primarily boilers.

It is not possible to apply user reduction or control measures for atmospheric emissions generated by the public channel's consumption of electrical energy; it is however feasible -and this is being done- to work towards improving energy efficiency in buildings where MAPFRE conducts its business.

With regard to direct emissions, on MAPFRE premises, programmes of maintenance and control are applied to the air conditioning systems, buildings premises, as well as periodic technical reviews, to guarantee that installations susceptible to generate atmospheric emissions are efficient and comply with current legislation.

5 This information has been estimated on real data available from MAPFRE MUTUALIDAD, MAPFRE VIDA and MAPFRE SEGUROS GENERALES, as well as Territorial Administrative Centres in the Balearic Islands, Levante, Northern and Western Andalusia and Valladolid, and based on the number of employees.

6 The calculation of CO2 emissions has been determined based on the methodology proposed by the GhG Protocol of the World Business Council for Sustainable Development.

CO2 EMISSIONS (Tm)



35,000
30,000
25,000
20,000
15,000
10,000
5,000
21,406.66
704.06
406.60
20,296.00
32,199.24
10,290.61
476.31
21,432.32
32,785.37
13,041.97
289.08
19,454.31
2002
2003
2004
BY GAS/OIL CONSUMPTION
BY NATURAL GAS CONSUMPTION
BY ELECTRIC CONSUMPTION

In all the refrigeration towers of the MAPFRE buildings, physical-chemical analysis are done, as well as analysis of air conditioned transmitted sickness, and other preventative maintenance operations established by current legislation.

MAPFRE has removed the halon gas from its premises in compliance with the Montreal Protocol on the reduction of chlorofluorocarbon (CFC) compounds. In addition, the new fire extinguishing systems use nebulized water.

Waste management

The most significant waste generated by MAPFRE is paper. This was the reason to implement, in some MAPFRE companies and Territorial Centres, measures thanks to which more than 80 Tm of paper is recycled annually, constituting approximately 30% of the paper used by MAPFRE. Likewise efforts are being made to encourage paper recycling measures to Sistema employees. A 46% increase in paper recycling in the Territorial Management Centres is particularly significant.

PAPER RECYCLING INDEX IN TERRITORIAL ADMINISTRATIVE CENTRES


150
100
50
0
2002
2003
2004

In addition to paper recycling, measures are being taken to optimise dangerous waste management, like separate waste collection and deliverance to authorised managers who guarantee its proper environmental treatment, as well as finding solutions to facilitate its recycle or appraisal.

A large amount of wastes are those produced by CESVIMAP and by the vehicle repair shops. A total of 62 Tm of dangerous waste from this activity is generated annually. Likewise, the MAPFRE repair shops employ business practices focused on reducing the generation of waste, having achieved a ratio of less than 3 Kg of dangerous waste per vehicle repaired.

MAPFRE's environmental contribution to society

MAPFRE positively contributes to Society's environmental risk management by offering its customers value added products and services for the management of their environmental risks.

Environmental third party liability insurance

The Third Party Contamination Liability Policy marketed by MAPFRE INDUSTRIAL and MAPFRE AGROPECUARIA, covers damages for the waste of materials or substances into the earth, water or air which could deteriorate the environment and being its source the insured company's plants. Said policies have been underwritten, until the end of 2004 by the Spanish Environmental Risk Pool *(Pool Español de Riesgos Medioambientales (PERM))*, created to channel Third Party Contamination Liability insurance subscriptions in Spain.

Since 1998, MAPFRE handled nearly 2,000 policies of this type and at the end of 2004, it was the first insurance group from the Pool. In this context, it counts with specialised technical personnel to assess environmental risk prior to underwrite the policy.

The MAPFRE technicians annually perform about 400 environmental risk assessments, of which about 100 require a visit to the premises. In these visits, potential risk which the customer may be exposed to is evaluated, and opportunities are identified to improve the management of environmental risk; likewise, customers are offered environmental engineering measures and management best practices.

Environmental risk management services

MAPFRE provides technical environmental risk management support to its customers via specialised companies, which develop its activities in the environmental engineering arena.

One of these companies is CESVIMAP. Its goal is to investigate repaired accident vehicles and train MAPFRE experts in the reparation and appraisal of material automobile damages. Much of the investigation carried out by this company has globally contributed to the reduction in the use of contaminants such as paint or solvents, and minimize the impact the repairing of vehicles may have on the environment. These works are publicly announced through publications and training sessions.

ITSEMAP, a environmental and safety engineering company, provides technical assistance in industrial environmental risk management; to this end, tools to facilitate its evaluation are being developed, both in the insurance sector and in sectors with greater environmental impact.

Activities for efficient driving

The MAPFRE Institute for Road Safety *(El Instituto MAPFRE de Seguridad Vial)* was created in 1996 to join together the different road activities which were carried out in this field. Its objectives are to consolidate, systematise and propel an ample range of activities to prevent and reduce the high existing accident rate indices.

In addition, this Institute incorporated innovative environmental initiatives, such as the development of 'efficient driving', which refers to the rational use of the automobile to diminish its impact on the environment. This technique improves the traditional vehicle driving and adapts to modern technology, allowing for low consumption of fuel, reduction of environmental contamination, greater driving comfort, and the reduction of driving risks.

To promote efficient driving, the MAPFRE Institute for Road Safety prepared the DVD "Techniques for more efficient driving", in partnership with the Institute for Energy Saving and Diversification *(Diversificación y Ahorro de la Energía (IDAE))*. This informative material clearly sets out concepts and fundamental techniques for this type of driving. In addition, the MAPFRE Institute for Road Safety provides a summary of 'Road Safety Advice' on its website (www.institutomapfreseguridadvial.com) including a "decalogue" on efficient driving techniques.

Another example of the activities of MAPFRE Institute for Road Safety is the preparation of "Maps for Understanding the Environment through the road network in Andalusia" in partnership with the Ministry of Public Works and Transportation of Andalusia, whose objective is to assist drivers to understand, enjoy, and learn to respect the environment.

Environmental management contribution in the industrial sector

MAPFRE INDUSTRIAL makes available to its policyholders the Basic Guides of the Environment, publications which offer information and environmental recommendations related to various industrial sector risks. The object of these guides is to facilitate the identification and management of environmental risks to policyholders.

Until now, environmental guides have been prepared in the fertilizer, slaughterhouse, paper, textile, metal finishing, carpentry, ceramic and mechanical repair shop sectors. These guides are available on the MAPFRE INDUSTRIAL website *(www.mapfreindustrial.com)*.

Mobile phone recycling

MAPFRE participates in the campaign to collect mobile phones organized by the Spanish Red Cross and the Intercultural Foundation under the slogan 'Put your mobile where it is most needed'. Customers and employees can deposit their mobile phones which are no longer being used in one of the 742 special containers installed in the MAPFRE work centres. Once the containers are full, a specialised company takes care of removing and transporting them to a company in charge of analysing and selecting salvageable phones and components.

The campaign has two main goals: to contribute to environmental protection given the fact that the mobile phones not in use are collected to be reused or recycled; and carry out an important social activity, given that the amount obtained from the sale of these phones shall be designated to some projects of social interest and development, which both organisations undertake for disadvantaged sectors of the community.

Environmental scholarships and sponsorships

The conservation and preservation of the environment are part of the activities of the MAPFRE Foundations. In this context, is worthy of special mention the specialised scholarships given to graduate students for research in areas such as climate change and waste management.

The MAPFRE Foundations have also undertaken studies and prepared environmental guides to promote environmental management in society. An example are *'The Basic Guide to developing Local Agenda 21 in the rural environment"* or the *"Guide to Sewage Management in municipalities and small and medium size communities'*.

MAPFRE SEGUROS DE BRASIL has been ranked 'Best Insurance Company' by the magazine *Isto é Dinheiro* in the Social and Environmental Responsibility section.




SISTEMA MAPFRE

General information

SISTEMA MAPFRE (hereinafter referred to as 'MAPFRE' or 'SISTEMA MAPFRE') is an independent Spanish group, which conducts insurance, reinsurance, financial, real estate and service activities in Spain and another 38 countries.

These activities are carried out through a total of 244 companies, which are grouped under Operating Units with extensive management autonomy, under the co-ordination and supervision of the senior management bodies of SISTEMA MAPFRE, which lay down the general guidelines and common policies under which the whole Group must operate and approve the strategic lines and objectives of the various Units and companies, as well as the most important decisions and investments.

The parent company of SISTEMA MAPFRE is MAPFRE MUTUALIDAD DE SEGUROS Y REASEGUROS A PRIMA FIJA ('MAPFRE MUTUALIDAD') which specialises in motor insurance in Spain. SISTEMA MAPFRE also includes 102 joint-stock companies registered in Spain and 141 in other countries, plus six private foundations, which conduct non-profit making activities as SISTEMA MAPFRE's contribution to the general interests of society.

Most of the aforementioned joint-stock companies (203) are grouped under holding company CORPORACIÓN MAPFRE, whose shares are listed on the continuous market of the Madrid and Barcelona Stock Exchanges and form part of the IBEX 35 index, which includes the thirty-five most traded and liquid stocks in the Spanish markets, as well as of the international indexes "DOW JONES Stoxx Insurance" and "FTSE Euromid".



MAPFRE has established an important strategic alliance with the CAJA DE AHORROS Y MONTE DE PIEDAD DE MADRID ('CAJA MADRID'), the parent company of the fourth largest Spanish financial group. This alliance responds to the aim of achieving a more efficient management of the insurance and banking activities of both Groups by means of:

- The partial integration of the businesses referred to above in Spain through holding company MAPFRE - CAJA MADRID and through BANCO DE SERVICIOS FINANCIEROS CAJA MADRID - MAPFRE, with MAPFRE taking a majority holding in the insurance companies and CAJA MADRID in banks.

- The full exploitation of the potential of the networks of both groups in the distribution of banking and insurance products.

- The sharing of the results of the integrated activities between both groups, with MAPFRE taking 51% of the profits of insurance activities and 49% of the profits of banking activities and CAJA MADRID taking 49% of the former and 51% of the latter.

This alliance is complemented by other shareholdings of CAJA MADRID in companies of SISTEMA MAPFRE (MAPFRE AMÉRICA and subsidiaries of MAPFRE AMÉRICA VIDA), and by MAPFRE in companies of the CAJA MADRID Group (GESMADRID, CAJA MADRID PENSIONES and CAJA MADRID BOLSA).

The parent company of SISTEMA MAPFRE is MAPFRE MUTUALIDAD which specialises in motor insurance in Spain

Presence in Spain

MAPFRE has the most extensive distribution network in the Spanish insurance sector and one of the largest of all financial companies. At the close of 2004, the said network comprised:

- 352 direct offices with their own manager and staff
- 2,289 delegations run by professional agents
- 147 offices in the MAPFRE FINISTERRE network
- 21,247 agents and associates

Distribution network in Spain 2004



65 18
207 39
49 22
132 22
47 6
17 5
191 66
79 23
391 215
203 1.014
112 21
221 134
329 99
BALEARIC ISLANDS
44 23
67 18
498 130
CANARY ISLANDS
Sta. Cruz
de Tenerife
130 23
Las Palmas
4 6
2 0
SISTEMA MAPFRE 2,788
CAJA MADRID 1,884

All these offices are grouped under 40 sub-centres, which direct and co-ordinate the activities of the network in a given area, which normally coincides with one or several provinces, and which in turn are grouped under seven regional head offices (Andalusia; Catalonia; the Centre; the East; Madrid, Balearic and Canary Islands; the Northwest; and the North).

MAPFRE Sub-centres

- ○ NORTHWEST
- ○ NORTH
- ● CATALONIA
- ○ EAST
- ○ ANDALUSIA
- ○ CENTRE
- ○ MADRID, BALEARIC ISLANDS AND CANARY ISLANDS


REGIONAL GENERAL HEAD OFFICES
NORTHWEST
REGIONAL GENERAL HEAD OFFICES
NORTH
HEAD OFFICES
ALONIA
REGIONAL GENERAL HEAD OFFICES
MADRID, BALEARIC ISLANDS
AND CANARY ISLANDS
REGIONAL GENERAL HEAD OFFICES
CENTRE
REGIONAL GENERAL HEAD OFFICES
EAST
REGIONAL GENERAL HEAD OFFICES
ANDALUSIA

International presence

The companies of SISTEMA MAPFRE operate in a total of 38 countries in addition to Spain.

In 14 of them, SISTEMA MAPFRE has companies which operate in Direct Insurance. The Assistance business, which is present directly in 37 countries, has the largest international presence. Lastly, there are representative offices for accepting reinsurance in 16 countries. In all these countries, SISTEMA MAPFRE had 1,024 offices and a total of 9,562 employees at the end of 2004.

By geographic area, the largest presence is on the American Continent (21 countries), followed by Europe (13), Asia (3) and Africa (1).


Russia
Ireland
United Kingdom
Belgium
Germany
Luxembourg
France
Hungary
Italy
Andorra
Portugal
Turkey
Greece
Tunisia

The largest international presence corresponds to Assistance activity, with direct presence in 37 countries


Canada
United States
Mexico
Dominican Republic
Puerto Rico
Guatemala
Honduras
El Salvador
Nicaragua
Costa Rica
Panama
Venezuela
Colombia
Ecuador
Brazil
Peru
Bolivia
Paraguay
Chile
Uruguay
Argentina
China
The Philippines
Bahrein
● ASSISTANCE
○ REINSURANCE
○ DIRECT INSURANCE

Ratings

In accordance with standard financial market practices, MAPFRE MUTUALIDAD, CORPORACIÓN MAPFRE and some other MAPFRE companies have been rated by various credit rating agencies, either due to legal requirements, or for other reasons beneficial to MAPFRE´s debt issuance.

The following table reflects the grades or ratings assigned to the main companies of SISTEMA MAPFRE in accordance with the international scales used by said agencies. In addition, there are other ratings assigned to other subsidiaries, to which local scales are applied.

It is worth noting that in fiscal year 2004 STANDARD & POOR'S has affirmed its ratings assigned to the main companies of SISTEMA MAPFRE: MAPFRE MUTUALIDAD ('AA'), CORPORACIÓN MAPFRE ('AA-') and MAPFRE RE ('AA-'). A.M. BEST has also confirmed the ('A+') ratings assigned to MAPFRE MUTUALIDAD, MAPFRE RE and MAPFRE ASISTENCIA; and MOODY'S has affirmed its ('A1') rating assigned to MAPFRE ASISTENCIA.

These excellent ratings received by the SISTEMA MAPFRE companies reflect the rating agencies´ confidence in their strong capitalisation, market leadership and operating results.

COMPANY	Standard & Poor's		A.M. Best	
	2003	2004	2003	2004
MAPFRE MUTUALIDAD	AA (Excellent) Stable outlook	**AA** (Excellent) Stable outlook	A+ (Superior) Positive outlook	**A+** (Superior) Positive outlook
CORPORACIÓN MAPFRE	AA- (Excellent) Stable outlook (issuer credit rating)	**AA-** (Excellent) Stable outlook (issuer credit rating)	aa- Positive outlook (issuer credit rating)	**aa-** Positive outlook (issuer credit rating)
MAPFRE RE	AA- (Excellent) Stable outlook	**AA-** (Excellent) Stable outlook	A+ (Superior) Positive outlook	**A+** (Superior) Positive outlook
MAPFRE REINSURANCE CORPORATION	--	--	A (Excellent) Stable outlook	**A** (Excellent) Stable outlook
MAPFRE PRAICO	--	--	A (Excellent) Stable outlook	**A** (Excellent) Stable outlook
MAPFRE TEPEYAC	--	--	A- (Excellent) Stable outlook	**A-** (Excellent) Stable outlook

COMPANY	MOODY'S		A.M. Best	
	2003	2004	2003	2004
MAPFRE ASISTENCIA	A1 Stable outlook	**A1** Stable outlook	A+ (Superior) Stable outlook	**A+** (Superior) Stable outlook

Chart


FOUNDATIONS
BANCO DE SERVICIOS FINANCIEROS
CAJA MADRID-MAPFRE (49%)
MAPFRE MUTUALIDAD
MAPFRE SEGUROS GERAIS S.A.
(75%)
MAPFRE AGROPECUARIA S.A.
(100%)
MAPFRE AMÉRICA VIDA
(88%)
MOTOR INSURANCE UNIT
SPECIALISED SUBSIDIARIES
CORPORACIÓN MAPFRE
(56%)
MAPFRE CAJA MADRID HOLDING
(51%)
LIFE AND SAVINGS AND INVESTMENT UNIT (100%)
GENERAL INSURANCE UNIT
(100%)
MAPFRE CAJA SALUD
(100%)
COMMERCIAL INSURANCE UNIT
(100%)
REINSURANCE UNIT
(88%)
ASSISTANCE UNIT
(100%)
AMERICA UNIT
(85%)
MAPFRE INMUEBLES
(100%)
MAPFRE VIDA
MAPFRE SEGUROS GENERALES
SUBSIDIARIES
MAPFRE INDUSTRIAL
MAPFRE RE
MAPFRE ASISTENCIA
MAPFRE AMÉRICA
SUBSIDIARIES
MAPFRE INVERSIÓN
MAPFRE GUANARTEME
MUSINI
MAPFRE REINSURANCE CORPORATION
SUBSIDIARIES (SIAM)
SUBSIDIARIES
MAPFRE VIDA PENSIONES
OTHERS SUBSIDIARIES
MAPFRE CAUCIÓN Y CRÉDITO
BRANCHES AND REPRESENTATIVE OFFICES ABROAD
MAPFRE ASISTENCIA ORO AND MAPFRE QUAVITAE
OTHERS SUBSIDIARIES
SUBSIDIARIES
TRAVEL AGENCY

Results of SISTEMA MAPFRE

CORPORACIÓN MAPFRE is a subsidiary of MAPFRE MUTUALIDAD, the leading Motor insurer in Spain, which owns 55.7% of its share capital.

Together with their respective subsidiaries they form SISTEMA MAPFRE, which in 2004 reached total revenues of € 10,577.2 million, a 14.4% increase over the previous year, and a net consolidated profit after taxes of € 549.6 million, a 23.1% increase. The consolidated profit and loss account of SISTEMA MAPFRE is shown in the following table:

RESULTS OF SISTEMA MAPFRE

	2004	2003	% Var. 04/03
NON-LIFE TECHNICAL ACCOUNT			
Gross written and accepted premiums	6,713.4	5,712.5	17.5%
Unearned premiums and claims reserve	-436.9	-303.2	44.1%
Claims	-4,226.9	-3,648.8	15.8%
Acquisition expenses	-1,012.9	-854.7	18.5%
Other technical expenses	-352.7	-374.6	-5.8%
Result, ceded and retroceded reinsurance	-283.7	-261.5	8.5%
Investment income and expenses	233.6	291.5	-19.9%
Result, Non-Life technical account	**633.9**	**561.1**	**13.0%**
LIFE TECHNICAL ACCOUNT			
Gross written and accepted premiums	2,205.4	1,876.7	17.5%
Unearned premiums and claims reserve	-25.8	-1.6	---
Claims and variation in mathematical reserves	-2,490.7	-2,117.7	17.6%
Acquisition expenses	-174.3	-154.9	12.5%
Other technical expenses	-85.8	-69.0	24.3%
Result, ceded and retroceded reinsurance	5.1	-4.9	---
Investment income and expenses	671.0	580.5	15.6%
Result, Life technical account	**104.9**	**109.1**	**-3.8%**
Result of the technical account	**738.8**	**670.2**	**10.2%**
NON TECHNICAL ACCOUNT			
Income and expenses from investments, own funds	60.5	39.3	53.9%
Amortisation of goodwill	-31.9	-29.5	8.1%
Other non-tecnical income and expenses	-26.3	-58.5	-55.0%
Extraordinary income	-1.8	-15.6	-88.5%
Result of the non-technical account	**0.6**	**-64.2**	**---**
Profit before tax and minority interests	**739.4**	**606.0**	**22.0%**
Taxes	**-189.8**	**-159.6**	**18.9%**
Profit after taxes	**549.6**	**446.4**	**23.1%**
NON-LIFE RATIOS			
Gross Expense Ratio [1]	20.8%	21.1%	
Gross Loss Ratio [1]	67.3%	67.5%	
Combined Ratio [2]	91.5%	92.6%	

Figures in millions of euros

1 as a % of premiums earned.
2 as a % of net premiums earned.

Acknowledgements and mentions

Since the date of the previous annual report, 89 employees as well as the following senior managers, have concluded or are about to reach the end of their active working life:

- Mr. José Luis Quílez Roche, who joined MAPFRE in 1984, and has held the positions of General Manager of SDOMSA (Organisation and Mechanisation Services), IT Director of MAPFRE MUTUALIDAD, Chairman of MAPFRE SOFT and General Manager of MAPINFO (MAPFRE INFORMATICA, A.I.E.).

- Mr. Fausto Rodríguez del Coso, who joined MAPFRE in 1974, and has held, among others, the positions of General Manager of INMOBILIARIA MAPFRE (IMSA), General Manager of Promociones Urbanísticas, S.A. (PROURBASA) and Chairman of MAPFRE INMUEBLES.

- Mr. José Antonio Moreno Rodríguez, who joined MAPFRE in 1980, and has held, during the course of his employment career many different positions, among which: Deputy General Manager of MAPFRE MUTUALIDAD; General Manager of MAPFRE SEGUROS GENERALES; General Manager of BANCO MAPFRE; and Executive Vice-Chairman of MAPFRE AGROPECUARIA.

- Mr. Angel Luis Segura Bautista, who joined MAPFRE in 1966, and has held, among others, the positions of Director of Personnel of MAPFRE MUTUALIDAD and Director of Personnel Management of SISTEMA MAPFRE.

- Ms. Mª Jesús Fernández Antón, who joined MAPFRE in 1969. Her employment career has been fundamentally tied to MAPFRE VIDA, where she has successively held, among others, the positions of Director of Actuarial Services, Sub-General Manager, Deputy General Manager and Vice-Chairman.

- Mr. Juan Jesús Berlanga García, who joined MAPFRE in 1970, and has held, among others, the positions of Regional Manager of MAPFRE VIDA, Sales Manager of MAPFRE INDOSUEZ, Sales Manager of MAPFRE INVERSIÓN and Deputy General Manager of this same company.

- Mr. Jesús García Arranz, who joined in 1971 Grupo CIC, and subsequently MAPFRE. Among the many positions he has held during the course of his employment career those worthy of mention are General Manager of CENTRAL SEVILLANA DE CRÉDITO, General Manager of MAPFRE FINANZAS, and Manager of MAPFRE's sub central of Western Andalusia.



Tribute to Pedro Unzueta

- Mr. Eugenio Ramos González, who started his professional career with MAPFRE in 1972 during which he held the positions of National Manager of Adjusters, Manager of the Motor Area of MAPFRE AMÉRICA, General Manager of MAPFRE SEGUROS GENERALES of COLOMBIA, General Manager of PRAICO, and General Manager of MAPFRE PARAGUAY.

- Mr. Andrés Fernández Avilés, who joined in 1984 as General Manager of the Representative Office of MAPFRE RE in Mexico and has held this position until 31 January 2005.

- Mr. Rufino Garay joined LA CENTRO AMERICANA (El Salvador) in December 1972 as Director - General Manager and in 1999 was named Chairman.

Since the date of the publication of the previous annual report, the following have left or will leave the governing bodies of SISTEMA MAPFRE due to reaching the established age limit: Mr. Pedro Unzueta Uzcanga, member of the Board of Directors of MAPFRE MUTUALIDAD and CORPORACIÓN MAPFRE and of the Institutional Control Committee and Vice-Chairman of the Board of Directors of MAPFRE ASISTENCIA; Mr. Dewey Clark, member of the Board of Directors of MAPFRE REINSURANCE CORPORATION; and Mr. Angel Oso Cantero, member of the Board of Directors of MAPFRE CAJA SALUD. Likewise, the following have resigned for personal reasons from their positions: Mr. Pedro Guillén García, member of the Board of Directors of MAPFRE CAJA SALUD, and Mr. Miguel Márquez Osorio, member of the Board of Directors of MAPFRE AGROPECUARIA. Furthermore, due to the fact that directors appointed from non-management personnel are not eligible for re-election, Ms. María Teresa Mutiloa Lecumberri (MAPFRE MUTUALIDAD) will cease to hold her position.

The following have ceased representing the CAJA MADRID Group in SISTEMA MAPFRE companies: Ms. Elena Gil García (MAPFRE-CAJA MADRID HOLDING, MAPFRE AMÉRICA and MAPFRE AMÉRICA VIDA), Mr. Mariano Pérez Claver and Mr. Enrique de la Torre Martínez (MAPFRE VIDA), Mr. Javier Tello Bellosillo (MAPFRE-CAJA MADRID HOLDING), and Mr. Fernando Sobrini Aburto (MAPFRE CAUCIÓN Y CRÉDITO).

Mr. Pedro Guillén García (due to personal reasons) and Mr. Jesús Paylos González have resigned from their positions with FUNDACIÓN MAPFRE MEDICINA.

The following regional directors have also resigned for various reasons: Mr. Pedro Tartu San Millán (Castilla); Mr. Juan Palop Cardona, Mr. Ramón Bagó Aguilló, Mr. Enrique Bonmartí Boxá, Mr. Arcadi Garay Soler, Mr. Buenaventura González Guerrero, Mr. Rafael Lluis Gisbert and Mr. Luis Vinyes i Jorda (Cataluña); Mr. Fernando Rodríguez Lafuente (Center); Mr. David Alfonso Amaya, Ms. Pilar Blanco-Morales Limones, Mr. Alejandro Gomero Rodríguez, Mr. José María Hernández Aparicio, Mr. Francisco Vinagre Jara (Extremadura); Mr. José Calvo Cid (Galicia); Mr. José Antonio Ciganda Archanco, Mr. Manuel González García, Mr. Fernando Ceña Jodrá, Mr. Isaac Muga Caño, Mr. Miguel Angel Alustiza Zubire and Mr. Luis Bruno Cabeza (North center); and Mr. Pedro Unzueta Uzcanga, Mr. Jaime Laffitte Mesa, Mr. Juan Antonio Careaga Muguerza, Mr. Andrés Fernández del Cotero Muñoz and Mr. José María Camiña Borda (North).

MAPFRE would like to express its thanks to all the above for their contribution. It also wishes to express the thanks of SISTEMA MAPFRE to all directors, managers, employees, delegates, agents and colleagues who have made the excellent results obtained in 2004 possible through their commitment and success.

IN MEMORIAM

Since the preparation of the previous report, three MAPFRE employees have passed away as well as retired managers Mr. Arturo Fernández Pacheco and Mr. Mariano Pellús Ruiz, and regional director Mr. José Cobo Menéndez. MAPFRE wishes to express in this report its regret, condolences and solidarity with their respective families.

Design and layout: Tau
Printed by: Monterreina

This booklet contains the Consolidated Management Report and Consolidated Annual Accounts together with the Auditors' Report of CORPORACIÓN MAPFRE S.A., as well as miscellaneous additional information. The company will make the Individual Management Reports and Annual Accounts together with the corresponding Auditors' Report available to its shareholders and other interested parties.

INSURANCE AND REINSURANCE PREMIUMS


4,202
5,789
5,647
5,315
2004

Figures in million euros

FUNDS UNDER MANAGEMENT


12,488
14,857
15,964
19,989
2004

Figures in million euros

FUNDS UNDER MANAGEMENT

	2004	2003	2002	2001	2000
Shareholders' equity	1,671	1,088	1,077	1,162	1,121
Life Technical reserves	11,710	11,072	8,628	7,127	5,672
Other technical reserves	4,832	4,258	3,380	3,556	2,870
Mutual funds and individual portfolios	2,680	2,374	1,969	2,202	2,178
Pension funds *	1,103	927	679	582	458
Other funds under management	364	270	231	228	189
Total	**22,360**	**19,989**	**15,964**	**14,857**	**12,488**

Figures in million euros

* Pension funds figures do not include defined benefit plans

COMPANY	Standard & Poors		A.M. Best	
	2003	**2004**	**2003**	**2004**
MAPFRE MUTUALIDAD	AA (Excellent) Stable outlook	**AA** (Excellent) Stable outlook	A+ (Superior) Positive outlook	**A+** (Superior) Positive outlook
CORPORACIÓN MAPFRE	AA- (Excellent) Stable outlook (issuer credit rating)	**AA-** (Excellent) Stable outlook (issuer credit rating)	aa- Positive outlook (issuer credit rating)	**aa-** Positive outlook (issuer credit rating)
MAPFRE RE	AA- (Excellent) Stable outlook	**AA-** (Excellent) Stable outlook	A+ (Superior) Positive outlook	**A+** (Superior) Positive outlook
MAPFRE REINSURANCE CORPORATION	--	--	A- (Excellent) Stable outlook	A (Excellent) Stable outlook
MAPFRE PRAICO	--	--	A (Excellent) Stable outlook	A (Excellent) Stable outlook
MAPFRE TEPEYAC	--	--	A-(Excellent) Stable outlook	A- (Excellent) Stable outlook

COMPANY	MOODY'S		A.M. Best	
	2003	**2004**	**2003**	**2004**
MAPFRE ASISTENCIA	A1 Stable outlook	**A1** Stable outlook	A+ (Superior) Stable outlook	**A+** (Superior) Stable outlook

SHAREHOLDING STRUCTURE (%)

	2004		2003		2002		2001		2000	
	%	Num	%	Num	%	Num	%	Num	%	Num
MAPFRE MUTUALIDAD	55.7	1	55.2	1	55.2	1	55.5	1	55.5	1
Other MAPFRE entities	1.1	6	2.0	7	2.5	8	2.5	8	2.5	8
Investors holding 0.1% or more										
Spanish	7.7	15	5.5	7	3.2	9	2.6	15	4.1	18
Foreign	22.0	38	26.3	32	27.7	35	26.9	36	23.1	39
Investors holding less than 0.1%										
Spanish	10.7	22,993	7.6	9,500	8.0	11,366	9.2	11,452	11.8	13,308
Foreign	2.8	636	3.4	372	3.4	402	3.3	423	3.0	413
Total	**100**	**23,689**	**100**	**9,919**	**100**	**11,821**	**100**	**11,935**	**100**	**13,787**

MARKET SHARES

	E 2004	2003	2002	2001	2000
Market shares in Spain on premiums					
Non-life	8.8%	8.6%	7.1%	6.2%	6.0%
Life	9.9%	9.5%	8.2%	11.2%	9.8%
Total	**9.3%**	**8.9%**	**7.6%**	**9.0%**	**8.2%**
Market shares in Spain on Life reserves	10.6%	10.6%	8.9%	8.7%	8.0%
Market shares in Latin America on Non-life premiums*	n.d.	5.8%	5.2%	4.5%	4.2%

* Countries in which MAPFRE AMERICA operates

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